As filed with the Securities and Exchange Commission on September 24, 2001.

Registration No. 333-67012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NZ CORPORATION

(Exact name of the registrant as specified in its charter)

Arizona	6552	43-0433090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

333 North 44th Street, Suite 420

Phoenix, Arizona 85008
(602) 952-8836
(Address and telephone number
of the registrant’s principal executive offices)

R. Randy Stolworthy

President and Chief Executive Officer
NZ Corporation
333 North 44th Street, Suite 420
Phoenix, Arizona 85008
(602) 952-8836
(Name, address and telephone number of agent for service)

Copies to:

Frank M. Placenti, Esq.

Bryan Cave LLP
Two North Central Avenue
Suite 2200
Phoenix, Arizona 85004
(602) 364-7000

Joseph Lesko, Esq.

Heller Ehrman White & McAuliffe LLP
4250 Executive Square
La Jolla, California 92037
(858) 450-8400

      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective and the consummation of the merger described herein.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                            .

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                            .

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/ prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 24, 2001

NZ CORPORATION

333 North 44th Street, Suite 420
Phoenix, Arizona 85008

JOINT PROXY STATEMENT/ PROSPECTUS

LIPID SCIENCES, INC.

7068 Koll Center Parkway, Suite 401
Pleasanton, California 94566

To the Stockholders of NZ Corporation and Lipid Sciences, Inc.:

      NZ and Lipid have agreed to combine in a merger. We believe that this strategic alliance will benefit the stockholders of both companies, and we ask for your support by voting in favor of the merger proposals at our respective stockholders’ meetings. The formal notices of those meetings appear later in this joint proxy statement/prospectus.

      Pursuant to the terms of the merger agreement, Lipid will merge with and into NZ. NZ will be the surviving corporation and will change its name to Lipid Sciences, Inc.

      NZ common stock is traded on the American Stock Exchange under the symbol “NZ.” NZ stockholders will continue to own their existing shares of common stock and, in addition, may qualify to receive one right for each share of their NZ common stock. Each right entitles the holder to receive up to one additional share of surviving corporation common stock unless, during the 24-month period immediately following the merger, the closing price per share of surviving corporation common stock equals or exceeds $12.00 per share throughout any period of 20 consecutive trading days in which the aggregate volume of shares traded equals or exceeds 1,500,000 shares. The terms of this right are described more specifically in the accompanying joint proxy statement/prospectus.

      The accompanying joint proxy statement/prospectus provides detailed information about the merger and the related proposals to be voted on at your company’s stockholder meeting. We encourage you to read carefully the entire document, including annexes.

      Please give all the information contained in this joint proxy statement/prospectus your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN “RISK FACTORS” BEGINNING ON PAGE 9 OF THIS JOINT PROXY STATEMENT/ PROSPECTUS.

      We cannot complete the merger unless the holders of a majority of the outstanding shares of each company’s common stock approve the merger. Whether or not you plan to attend your company’s stockholder meeting, please complete, sign and date the enclosed proxy card and mail it promptly using the enclosed, pre-addressed, postage pre-paid envelope. If you attend your company’s stockholder meeting you may revoke the proxy given and vote in person if you wish, even if you have previously returned your proxy card. Your prompt attention will be greatly appreciated.

Sincerely,

R. Randy Stolworthy President and Chief Executive Officer NZ Corporation	Phil Radlick, Ph.D. President and Chief Executive Officer Lipid Sciences, Inc.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER DESCRIBED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS OR THE SHARES OF NZ COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER, OR DETERMINED IF THIS JOINT PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR INADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated             , 2001, and is first being mailed to stockholders on or about             , 2001.

NZ CORPORATION
333 North 44th Street, Suite 420
Phoenix, Arizona 85008

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on                , 2001

To the Stockholders of NZ Corporation:

      We cordially invite you to the 2001 annual meeting of the stockholders of NZ Corporation, which will be held at                , on             , 2001, at                ,                time, for the following purposes:

1. To consider and vote upon a proposal to approve the merger of Lipid Sciences, Inc. with and into NZ in which NZ will be the surviving corporation, pursuant to an Agreement and Plan of Merger, dated as of July 9, 2001, by and between NZ and Lipid, and to approve all other transactions described in the merger agreement.

2. To consider and vote upon the following proposals to be effective only upon completion of the merger:

•	to elect five persons to serve as the directors of the surviving corporation until their successors are duly elected and qualified;

•	to change the name of the surviving corporation to “Lipid Sciences, Inc.”;

•	to increase the number of authorized shares of surviving corporation capital stock from 40,000,000 to 85,000,000 and authorized shares of surviving corporation common stock from 30,000,000 to 75,000,000;

•	to amend the Articles of Incorporation to remove the requirement that each director of the surviving corporation also must be a stockholder;

•	to amend the Articles of Incorporation to provide for the right of Sun NZ, L.L.C. to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements; and

•	to approve the 2001 Performance Equity Plan.

3. To elect three persons to serve as the Class A directors of NZ until their successors are duly elected and qualified.

4. To consider and act upon such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

      The Board of Directors of NZ has fixed the close of business on September 20, 2001, as the record date for the purpose of determining stockholders who are entitled to receive notice of and to vote at the annual meeting and any adjournments or postponements thereof. Except with respect to the election of directors, holders of shares of NZ common stock are entitled to one vote on each matter considered and voted on at the annual meeting for each share of NZ common stock held of record as of the record date. With respect to the election of directors, each stockholder is entitled to cumulative voting at such election.

      A complete list of the stockholders entitled to vote at the annual meeting will be available for inspection at the offices of NZ, during ordinary business hours, beginning two business days after this notice of the meeting is given.

      Please note that under Arizona law, holders of NZ common stock will not have appraisal rights in connection with the merger.

BY ORDER OF THE BOARD OF DIRECTORS

R. Randy Stolworthy
President and Chief Executive Officer

Phoenix, Arizona

            , 2001

      YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY USING THE ENCLOSED, PRE-ADDRESSED, POSTAGE-PAID ENVELOPE, SO THAT YOUR SHARES WILL BE REPRESENTED WHETHER OR NOT YOU ATTEND THE ANNUAL MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE THE SHARES ARE VOTED AT THE ANNUAL MEETING.

LIPID SCIENCES, INC.
7068 Koll Center Parkway, Suite 401
Pleasanton, California 94566

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                , 2001

To the Stockholders of Lipid Sciences, Inc.:

      NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Lipid Sciences, Inc. will be held at                , on             , 2001 at                ,                time, for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger between NZ Corporation and Lipid Sciences, Inc., dated as of July 9, 2001. Under the Agreement and Plan of Merger, Lipid will merge with and into NZ. Each outstanding share of Lipid common stock will be converted into 1.55902 shares of surviving corporation common stock.

2. To transact any other business that may properly come before the special meeting or any adjournment or postponements thereof.

      The Board of Directors of Lipid has fixed the close of business on October 9, 2001, as the record date for the purpose of determining stockholders who are entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. The affirmative vote of a majority of the outstanding shares of Lipid common stock is required to approve and adopt the Agreement and Plan of Merger.

      Stockholders of Lipid who do not vote in favor of the Agreement and Plan of Merger and who otherwise comply with the applicable statutory procedures set forth in Section 262 of the Delaware General Corporation Law may exercise dissenters’ rights and receive cash for their shares of Lipid common stock. Alternatively, although Lipid is a Delaware corporation, Section 2115 of the California General Corporation Law provides that Lipid will be subject to California law with respect to dissenters’ rights. Accordingly, stockholders of Lipid who do not vote in favor of the Agreement and Plan of Merger and who comply with the other requirements of Chapter 13 of the California General Corporation Law will have a right to demand payment for, and appraisal of the fair value of, their shares. Although a dissenting stockholder may choose to proceed under either state’s statute, a dissenting stockholder of Lipid must follow the appropriate procedures under either Delaware or California law or suffer the termination or waiver of such rights. A description of the dissenters’ rights of the holders of Lipid common stock is more fully described in the accompanying joint proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS

Phil Radlick, Ph.D.
President and Chief Executive Officer

      YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY USING THE ENCLOSED, PRE-ADDRESSED, POSTAGE-PAID ENVELOPE, SO THAT YOUR SHARES WILL BE REPRESENTED WHETHER OR NOT YOU ATTEND THE SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE THE SHARES ARE VOTED AT THE MEETING.

i

Page

Proposal to Approve and Adopt the 2001 Performance Equity Plan to be Effective Upon Completion of the Merger	128

Proposal to Approve and Adopt Certain Amendments to the Articles of Incorporation of the Surviving Corporation to be Effective Upon Completion of the Merger	133

Stockholder Proposals for the 2002 Annual Meeting of NZ Stockholders	136

Legal Matters	136

Experts	136

Delivery of Documents to Stockholders	136

Where You Can Find More Information	137

Index to Financial Statements	F-1

      When we refer to “NZ” in this joint proxy statement/prospectus, we mean NZ Corporation and, where the context requires, its subsidiaries, as they currently exist prior to the merger. When we refer to “Lipid,” we mean Lipid Sciences, Inc. as it currently exists prior to the merger. When we refer to the “surviving corporation,” we mean NZ and Lipid as combined after the merger.

SUMMARY

      The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should read this entire joint proxy statement/prospectus and annexes carefully, especially the “Risk Factors” beginning on page 9 and the merger agreement which is attached as Annex A.

Questions And Answers About The Merger

Q:	What will happen in the proposed transaction?

A:	Lipid will merge with and into NZ, with NZ being the surviving corporation in the merger. Lipid will cease to exist as a separate corporation, and the stockholders of Lipid will become stockholders of NZ. Former Lipid stockholders will hold approximately 75% of the stock of the surviving corporation that will be outstanding immediately after the merger. Existing NZ stockholders will hold approximately 25% of the stock of the surviving corporation that will be outstanding immediately following the merger.

Q:	What will be the name of the surviving corporation?

A:	The name of the surviving corporation will be changed to Lipid Sciences, Inc. NZ’s common stock is traded on the American Stock Exchange under the symbol “NZ.” Following the merger, the common stock of the surviving corporation is expected to continue to be traded on the American Stock Exchange under the symbol “LSC”; however, the surviving corporation will explore possibilities regarding quotation on the Nasdaq National Market under the symbol “LIPD.”

Q: What will be the business of the surviving corporation?

A:	The business of the surviving corporation will primarily be that of Lipid prior to the merger. NZ and Lipid expect to conduct an orderly disposition of substantially all of the real estate and other assets currently held by NZ and use the proceeds of the disposition for the operations of the surviving corporation. NZ and Lipid currently anticipate that the disposition will take place over a one to two-year period.

Q:	What is the business of Lipid?

A:	Lipid Sciences, Inc. is a medical technology company engaged in the research and development of products focused on treating major medical indications in which a lipid, or fat, component plays a key role. Lipid’s platform technologies are based on a patented process that selectively removes lipids from plasma (blood without red cells) without adversely affecting proteins. This process of Lipid removal, known as plasma delipidation, is designed to provide therapeutic benefit by enhancing the body’s natural ability to heal itself. Lipid’s proprietary process is accomplished by removing whole blood from the subject, separating the plasma from the blood cells, delipidating or defatting the plasma and recombining the blood cells and treated plasma and returning the blood to the subject.

Initially, Lipid is developing its lipid removal process in order to address two major medical opportunities. The first opportunity, Vascular Lipid Removal, is focused on treating cardiovascular disease, which results from the accumulation of lipids, in particular cholesterol, on arterial walls. This disease is more specifically known as atherosclerosis. Lipid has completed animal studies that demonstrate that plasma treated with the Vascular Lipid Removal system will result in the removal of cholesterol from the arterial wall. Lipid expects to begin a human clinical trial before the end of 2001 to determine the safety of its system, its ability to produce an acute lipid lowering effect and the ability of plasma treated with the Vascular Lipid Removal system to cause the reversal of the slow deposit of cholesterol on the arterial wall.

Lipid’s second opportunity relates to the removal of lipid coatings from lipid-enveloped viruses, bacteria, and other lipid-containing infectious agents, a process Lipid calls Viral Pathogen Inactivation. Examples of viruses with lipid coatings that may be treatable by the Viral Pathogen Inactivation system include HIV, Hepatitis C, Hepatitis B, Pneumonovirus, Rabies Virus, Dengue Virus, Lassa Virus,

Epstein Barr Virus and Herpes Simplex Virus. Lipid’s management believes the Viral Pathogen Inactivation system may provide a basis for treating animals or humans already infected by a lipid-coated virus and for the production of vaccines.

Lipid also intends to explore the extension of its technology into new applications in the future, either directly or through third-party licensing arrangements. These potential applications include vaccines for lipid- containing bacteria, treatment of septic shock, drug toxicity management, treatment of acute poisonings and removal/inactivation of pathogens in plasma banks.

Lipid’s principal executive offices are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566, and its telephone number is (925)  249-4000.

Q. What is the business of NZ?

A:	NZ Corporation is a real estate investor and owner and short-term commercial real estate lender. Through its wholly owned subsidiary, Bridge Financial Corporation, NZ acts as a direct lender by providing primarily time sensitive, short-term real estate loans in the southwestern United States and California. NZ’s principal executive offices are located at 333 North 44th Street, Suite 420, Phoenix, Arizona 85008, and its telephone number is (602) 952-8836. See “NZ’s Business” on page 76.

Q:	Why are NZ and Lipid merging?

A:	NZ and Lipid believe that combining the two companies will result in a stronger and more competitive company capable of achieving greater financial strength, better access to capital markets and greater growth potential than either company would enjoy on its own. NZ believes that the merger achieves its corporate objective of enhancing the value of NZ shares by more fully realizing the value of NZ’s underlying assets, repositioning NZ for future growth and providing greater liquidity for NZ stockholders. Lipid believes that the merger will create a public market for its shares, increase its access to public capital markets and, after the orderly disposition of substantially all of NZ’s assets following the merger, provide cash for its operations.

Q:	Do the companies recommend voting in favor of the merger agreement?

A:	Yes. The Special Committee of the Board of Directors of NZ and the Board of Directors of Lipid unanimously approved the merger and recommend that their respective stockholders vote in favor of the merger.

Q:	Did NZ’s Special Committee rely upon any advisors in reaching its recommendation?

A:	Yes. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is acting as NZ’s financial advisor in connection with the merger. It has delivered to the Special Committee of the Board of Directors of NZ a written opinion that, as of July 9, 2001, the merger and the purchase by Lipid of NZ shares from Sun NZ was fair, from a financial point of view, to the public stockholders of NZ (i.e., those stockholders other than Sun NZ and Lipid). See “The Merger — Opinion of NZ’s Financial Advisor” on page 37. The full text of the written opinion of Houlihan Lokey is attached as Annex B. The fairness opinion describes important exceptions, assumptions and limitations and should be read carefully and in its entirety. Houlihan Lokey’s opinion is directed to the Special Committee of the Board of Directors of NZ and does not constitute a recommendation to any stockholder with respect to any matter relating to the merger.

Q:	As a Lipid stockholder, what will I receive in the merger?

A:	If you own Lipid common stock, you will receive 1.55902 shares of surviving corporation common stock for each share of Lipid common stock.

Q:	As an NZ stockholder, what will I receive in the merger?

A:	If you own NZ common stock, your shares of NZ common stock will remain outstanding after the merger. In connection with, and in consideration of, the merger, NZ stockholders may qualify to receive one right for each share of NZ common stock. Each right that is perfected in accordance with the procedures described in this joint proxy statement/prospectus will entitle the holder to receive up to one additional share of surviving corporation common stock unless, during the 24-month period immediately following the merger, the closing price per share of surviving corporation common stock equals or exceeds $12.00 per share throughout any period of 20 consecutive trading days in which the aggregate volume of shares traded equals or exceeds 1,500,000 shares.

Q:	How does an NZ stockholder qualify to receive the right?

A:	In order to perfect the right to receive additional shares of surviving corporation common stock, an NZ stockholder must, within 60 days following the effective time of the merger, take necessary action to become the direct registered owner of surviving corporation common stock. The NZ stockholder then must hold the surviving corporation shares until the second anniversary of the merger. If the merger is completed, NZ stockholders will be sent instructions for becoming the direct registered owners of their shares of surviving corporation common stock.

Q:	Who will manage the surviving corporation?

A:	As a condition to the merger, Messrs. Christopher A. Marlett, Phil Radlick, Bill E. Cham and Gary S. Roubin, who are currently members of the Board of Directors of Lipid, together with Messrs. William A. Pope and Frank M. Placenti, as nominees of Sun NZ, L.L.C., must be elected to serve on the Board of Directors of the surviving corporation after the merger. Sun NZ beneficially owns approximately 43.8% of the outstanding shares of NZ common stock. William A. Pope, an NZ director, is the President of the managing member of Sun NZ, and Stephen E. Renneckar, the Chairman of NZ’s Board of Directors, is the Vice President, Secretary and a director of the managing member of Sun NZ.

The current officers of Lipid are expected to continue to serve in their respective offices of the surviving corporation following the merger. It also is expected that the surviving corporation will enter into employment agreements with Messrs. R. Randy Stolworthy and Jerome L. Joseph, currently officers of NZ, and all current NZ employees immediately following the merger in order to assist with the operation and orderly disposition of substantially all of the assets of NZ.

Immediately following the merger, the executive officers and directors of the surviving corporation will beneficially own approximately 52% of the outstanding common stock of the surviving corporation.

Q:	What are the conditions to the completion of the merger?

A: •	Stockholder Approvals of the Merger. The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of NZ common stock is required for the approval of the merger of Lipid with and into NZ.

On the record date, NZ’s directors, executive officers and their affiliates were entitled to vote 3,551,755 shares of NZ common stock, which represented approximately 52.10% of the total amount of NZ common stock outstanding on that date. Sun NZ has agreed with Lipid to vote all 2,985,583 shares of its NZ common stock, representing approximately 43.8% of the total amount of NZ common stock outstanding on the record date, in favor of the merger. Other than this voting agreement between Sun NZ and Lipid, there is no agreement or arrangement regarding voting by NZ directors or executive officers.

The affirmative vote, in person or by proxy, of a majority of the outstanding shares of Lipid common stock is required for the approval of the merger of Lipid with and into NZ.

On the record date, Lipid’s directors, executive officers and their affiliates were entitled to vote 6,115,336 shares of Lipid common stock, which represented approximately 58.5% of the total amount of Lipid common stock outstanding on that date. MDB Capital Group IV, LLC and Aruba International PTY, Ltd. have agreed to vote their shares of Lipid common stock in favor of the merger and have granted Lipid an irrevocable proxy to vote their shares in favor of the merger. MDB Capital Group IV, LLC and Aruba hold a majority of the outstanding common stock of

Lipid. Other than this agreement, there is no agreement or arrangement regarding voting by Lipid directors or executive officers.

•	Approval of Proposals by NZ Stockholders. It also is a condition to the merger that the stockholders of NZ approve the following proposals to be effective upon completion of the merger. These proposals are further described under “Proposals to be Effective Upon Completion of the Merger” on page 127.

•	TO elect the five persons to serve as the directors of the surviving corporation until their successors are duly elected and qualified;

•	TO change the name of the surviving corporation to “Lipid Sciences, Inc.”;

•	TO increase the number of authorized shares of surviving corporation capital stock from 40,000,000 to 85,000,000 and authorized shares of surviving corporation common stock from 30,000,000 to 75,000,000;

•	TO amend the Articles of Incorporation to remove the requirement that each director of the surviving corporation also must be a stockholder;

•	TO amend the Articles of Incorporation to provide for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements; and

•	TO approve the 2001 Performance Equity Plan.

•	Minimum Trading Price. NZ may terminate the merger agreement if, during the period commencing on the date this joint proxy statement/prospectus is declared effective by the Securities and Exchange Commission and ending on the effective time of the merger, a volume of 250,000 shares or more of NZ common stock has not traded at a sale price per share of $6.50 or more.

Additional conditions to the completion of the merger are described on page 59 under “The Merger Agreement — Conditions to Consummation.”

Q:	When will the merger be completed?

A:	NZ and Lipid are working to complete the merger as quickly as possible. Currently, NZ and Lipid expect to complete the merger during the fourth calendar quarter of this year, subject to stockholder approval and the other conditions to the merger.

Q:	How will the merger be treated for accounting purposes?

A:	The merger for accounting and financial reporting purposes, will be accounted for as a reverse acquisition using the purchase method of accounting.

Q:	What are the tax consequences of the merger for Lipid stockholders?

A:	In general, Lipid stockholders who exchange their shares of Lipid common stock for shares of surviving corporation common stock in the merger will not recognize any gain or loss on the exchange for United States federal income tax purposes. The tax consequences of the merger to you will depend on your own particular circumstances, and you should, therefore, consult your own tax advisor for a full understanding of these tax consequences.

Q:	What are the tax consequences of the merger for NZ stockholders?

A:	In general, NZ stockholders should not recognize any gain or loss for United States federal income tax purposes as a result of the merger or the receipt of the rights to potentially receive additional shares of surviving corporation common stock. The tax consequences of the merger and the receipt of such rights to you will depend on your own particular circumstances, and you should, therefore, consult your own tax advisor for a full understanding of these tax consequences.

Q:	As a Lipid stockholder, will my rights be different when I become a surviving corporation stockholder?

A:	Yes. Lipid is a Delaware corporation and the surviving corporation will be an Arizona corporation, each with different charter documents and Bylaws. For a description of the differences in Lipid stockholders’ rights before and after the merger, see “Comparison of Stockholders’ Rights” on page 97.

Q:	Will I have dissenters’ or appraisal rights?

A:	Under Arizona law, NZ stockholders will not have appraisal rights in connection with the merger.

Under Delaware law, Lipid stockholders who do not vote in favor of the merger have the right to have the fair market value of their Lipid shares determined by the Delaware chancery court. In order to qualify for this right, a stockholder must fully comply with the provisions of Section 262 of the Delaware General Corporation Law. Alternatively, although Lipid is a Delaware corporation, Section 2115 of the California General Corporation Law provides that Lipid will be subject to California law with respect to dissenters’ rights. Accordingly, stockholders of Lipid who do not vote in favor of the merger and who comply with the other requirements of Chapter 13 of the California General Corporation Law, will have a right to demand payment for, and appraisal of the fair value of, their shares. Although a dissenting stockholder may choose to proceed under either state’s statute, a dissenting stockholder of Lipid must follow the appropriate procedures under either Delaware or California law or suffer the termination or waiver of such rights. See “The Merger — Dissenters’ or Appraisal Rights” on page 48 for a description of those procedures.

Q:	When and where are the stockholders’ meetings?

A:	The NZ annual meeting will be held at , on , 2001, at , time.

The Lipid special meeting will be held at                , on             , 2001, at                ,                time.

Q:	Who can vote?

A:	All record holders of NZ common stock at the close of business on September 20, 2001, can vote at the NZ annual meeting.

All record holders of Lipid common stock at the close of business on October 9, 2001, can vote at the Lipid special meeting.

Q:	What do I do to vote?

A:	After carefully reading this joint proxy statement/prospectus, you should cast your vote by mail, by proxy or in person at your company’s meeting. To cast your vote by mail, complete, date, sign and mail the enclosed proxy card in the enclosed, postage pre-paid envelope. Votes cast by mail must be received prior to the vote at the meeting in order to be counted. When you cast your vote using the proxy card, you also appoint certain members of your company’s management as your representatives, or proxies, at the meeting. They will vote your shares at the meeting in accordance with your instructions on the proxy card. You also may vote in person at the meeting. If you hold your shares in street name, then you must contact your broker or other nominee and request a legal proxy to vote in person at the meeting.

Q:	What happens if I do not indicate my preference for or against a particular proposal?

A:	If you submit a proxy without specifying the manner in which you would like your shares to be voted on a particular proposal, your shares will be voted FOR that proposal. With respect to the election of directors, the enclosed proxy does not seek discretionary authority to cumulate votes in the election of directors.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If you do not provide your broker with instructions on how to vote your “street name” shares on a particular proposal, your broker may not be permitted to vote those shares on that proposal. Therefore, you should be sure to provide your broker with specific instructions as to how to vote your shares on each proposal presented.

Q:	What if I vote by proxy and then change my mind?

A:	You can revoke your proxy by attending your company’s meeting and casting your vote in person, by submitting a new proxy with a later date by mail (in time so that the new proxy card is received before your company’s meeting), or by writing to your company. Your last vote will be the vote that is counted.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts with the transfer agent and/or with stockbrokers. Please sign and return all proxy cards that you receive in order to ensure that all of your shares are voted.

Q:	Should stock certificates be sent in with the enclosed proxy card?

A:	No. If the merger is completed, Lipid stockholders will be sent instructions for exchanging their Lipid stock certificates for surviving corporation stock certificates. Do not send in your certificates until you receive the instructions.

Q:	Who can help answer other questions?

A:	If you have additional questions about the merger, you should contact:

NZ Stockholders:

NZ Corporation
333 North 44th Street, Suite 420
Phoenix, Arizona 85008
Attn.: Jerome L. Joseph
Telephone: (602) 952-8836

   Lipid Stockholders:

Lipid Sciences, Inc.
7068 Koll Center Parkway, Suite 401
Pleasanton, California 94566
Attn.: Barry D. Michaels
Telephone: (925) 249-4015

Interests Of Certain Persons In The Merger

      Some of the directors and executive officers of NZ and Lipid have interests in the merger that are different from, or are in addition to, the interests of their respective stockholders. These interests include the potential for positions as directors or executive officers of the surviving corporation, the exchange of options to purchase Lipid’s unregistered stock for options to purchase registered shares of common stock of the surviving corporation and the right to continued indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger.

      Mr. Marlett, the Chairman of the Board of Directors of Lipid, is a manager and majority owner of MDB Capital Group, LLC, an affiliate of which owns approximately 30% of the outstanding stock of Lipid. In July 2001, Lipid entered into an engagement letter with MDB Capital Group that commits Lipid to pay MDB Capital Group a 5% advisory fee based on the cash and cash equivalents of the surviving corporation immediately after the merger as compared to Lipid’s cash and cash equivalents immediately prior to the merger, sales of NZ assets during the two-year period after the closing of the merger, the assets of the surviving corporation on the two-year anniversary of the merger and the net operating income of the surviving corporation derived from NZ assets during the two-

year period after the closing of the merger. Because the amount of the advisory fee is based on the value of assets owned by the surviving corporation on future dates, future sales prices for NZ assets and future operating income derived from NZ assets, the potential amount of the advisory fee which Lipid will be obligated to pay MDB Capital Group if the merger closes cannot be quantified at this time. Lipid is also required to reimburse MDB for its expenses.

      Lipid has entered into a stock purchase agreement with Sun NZ, pursuant to which Sun NZ has agreed to sell, immediately prior to the merger, 1,505,402 shares of its NZ common stock to Lipid at a cash price per share of $8.00. Sun NZ beneficially owns approximately 43.8% of the outstanding shares of NZ common stock. These shares will be canceled immediately after the completion of the merger. Lipid and Sun NZ entered into the stock purchase agreement as a result of Lipid’s desire that Sun NZ’s holdings in the surviving corporation be reduced and Sun NZ’s desire to liquidate a portion of its shares of NZ common stock. Lipid intends to arrange financing with a third party, unaffiliated with NZ or Sun NZ, to pay for the NZ shares held by Sun NZ. In addition, Sun NZ has agreed to vote its shares of NZ common stock in favor of the approval of the merger and to grant to Lipid an irrevocable proxy to vote its shares of NZ common stock in favor of the merger. See “The Stock Purchase Agreement” on page 63.

Market Price And Dividend Information

      Market Price Information. NZ’s common stock is traded on the American Stock Exchange under the symbol “NZ.” Following the merger, the common stock of the surviving corporation is expected to continue to be traded on the American Stock Exchange under the symbol “LSC”; however, the surviving corporation will explore possibilities regarding quotation on the Nasdaq National Market under the symbol “LIPD.” Lipid is a privately held company, and its common stock is not traded or quoted in any public market.

      The following table sets forth, for the calendar quarter indicated, the high and low closing sale prices of NZ common stock as reported by the American Stock Exchange:

The Market Price Range By Quarter

	2001		2000		1999

	High	Low	High	Low	High	Low

1st quarter	$4.0000	$3.1875	$5.6250	$4.8750	$9.7500	$7.2500

2nd quarter	5.4000	3.7000	5.3750	4.8750	7.8750	7.0000

3rd quarter	N/A	N/A	5.0000	4.2500	7.5000	4.5000

4th quarter	N/A	N/A	4.6880	2.9380	5.6250	4.7500

      The following table sets forth:

•	the last reported sale price of one share of NZ common stock, as reported on the American Stock Exchange, on July 9, 2001, the last full trading day prior to the public announcement of the proposed merger, and on , 2001, the last day for which that information could be calculated prior to the date of this joint proxy statement/prospectus, and

•	the market value of one share of Lipid common stock on an equivalent per share basis as if the merger had been completed on July 9, 2001, the last full trading day prior to the public announcement of the proposed merger, and on , 2001, the last day for which that information could be calculated prior to the date of this joint proxy statement/prospectus. The equivalent price per share data for Lipid common stock has been determined by multiplying the last reported sale price of one share of NZ common stock on each of these dates by the exchange ratio in the merger.

Comparative Market Price Data

Equivalent Price
	Closing Price of	Per Share of
	NZ Common Stock	Lipid Common Stock

July 9, 2001	$5.0000	$7.7951

, 2001	$	$

      You are urged to obtain current market quotations for NZ common stock before making any investment decision.

      Dividend Information. NZ declared no cash dividends in 2000 or 1999, or any subsequent interim period. The payment of cash dividends is at the discretion of the Board of Directors of NZ. NZ used its earnings for its business in 2000 and 1999. It is likely NZ will continue to utilize its earnings for business purposes in the foreseeable future. NZ had 602 stockholders of record as of August 23, 2001.

      Lipid has not declared or paid any cash dividends on its capital stock. Lipid had 162 stockholders of record as of September 17, 2001.

Comparative Per Share Data

      To assist you in your analysis of the proposed merger, the following table sets forth net income, book value and cash dividends per share of NZ common stock for the year ended December 31, 2000, and Lipid common stock for the period from Lipid’s inception (May 21, 1999) to December 31, 2000, and the six months ended June 30, 2001, on a historical basis and on a pro forma basis for the combined companies. The information presented in this tabulation should be read in conjunction with the pro forma combined financial statements and the separate financial statements and information, including applicable notes, of the respective companies appearing elsewhere in this joint proxy statement/ prospectus. The pro forma data has been provided for comparative purposes only and is not necessarily indicative of the financial position or results of operations which may occur in the future.

	Period Ended	Six Months Ended
	December 31, 2000	June 30, 2001

Historical – NZ

Net income per common share:

Basic	$0.61	$0.30

Diluted	$0.61	$0.30

Book value per common share at the end of the period	$8.14	$8.45

Cash dividends per common share	N/A	N/A
Historical – Lipid

Net loss per common share:

Basic	$(0.53)	$(0.67)

Diluted	$(0.53)	$(0.67)

Book value per common share at the end of the period	$1.04	$1.11

Cash dividends per common share	N/A	N/A

Combined Pro Forma

Net income (loss) per common per share	$0.08	$(0.22)

Book value per common share at the end of the period	N/A	$3.10

Cash dividends per common share	N/A	N/A

RISK FACTORS

      You should carefully consider the risks described below and all other information contained in this joint proxy statement/ prospectus before voting or making an investment decision. The risks and uncertainties described below are not the only ones facing NZ, Lipid or the surviving corporation. Additional risks and uncertainties that NZ and Lipid are unaware of, or that NZ and Lipid currently deem immaterial, also may become important factors that affect NZ, Lipid or the surviving corporation. If any of the following risks occur, the business, financial condition and results of operations of those companies could be materially and adversely affected. In that event, the trading price of NZ or surviving corporation shares could decline, and you may lose part or all of your investment.

Risks Relating To The Merger

      The market value of surviving corporation common stock that Lipid stockholders will receive in the merger will fluctuate because of changes in the trading price of NZ common stock. The exchange ratio establishing the number of shares of NZ common stock into which each share of Lipid common stock will be converted is expressed in the merger agreement as a fixed ratio. This means that the exchange ratio will not be adjusted to reflect changes in the market value of NZ common stock. The market value of NZ common stock at the effective time of the merger may vary significantly from the price as of the date the merger agreement was executed, the date of this joint proxy statement/ prospectus or the dates on which NZ and Lipid stockholders vote on the merger. Therefore, the specific dollar value of the surviving corporation common stock that will be issued in the merger will depend on the trading price of NZ common stock at the time that the merger is completed, and may be more than NZ stockholders or less than Lipid stockholders believe is appropriate. Accordingly, at the time of their respective stockholder meetings, NZ and Lipid stockholders will not know the exact value of surviving corporation common stock that will be issued in connection with the merger. NZ and Lipid urge you to obtain current market quotations of NZ common stock.

      Current NZ stockholders will not have control over the future direction of the surviving corporation. Immediately after the merger, NZ stockholders will hold approximately 25% of the outstanding shares of surviving corporation common stock and, as a group, will not be able to elect a majority of the surviving corporation’s directors or control the future direction of the surviving corporation.

      If the proposed merger is not completed, the value of NZ’s common stock could decline and the business and financial condition of both NZ and Lipid could be harmed. If the merger is not completed for any reason, NZ and Lipid may be subject to a number of material risks, including the following:

•	NZ or Lipid may be required to pay the other a termination fee;

•	NZ and Lipid would not receive the benefits arising from the merger;

•	the price of NZ common stock may decline to the extent that the current market price of NZ common stock reflects a market assumption that the merger will be completed; and

•	the costs related to the merger, such as legal and accounting costs, and some of the fees of financial advisors, must be paid even if the merger is not completed.

      The merger is expected to cause dilution to the surviving corporation’s earnings, which could cause a decrease in the price of its stock. The merger and the transactions contemplated by the merger agreement are expected to have a dilutive effect on earnings per share of the surviving corporation due to the additional surviving corporation shares that will be issued in the merger. On a historical basis for NZ, diluted earnings before extraordinary gain per share were $.61 for the year ended December 31, 2000, as compared to $.08 on a pro forma basis for the surviving corporation for the same period. The pro forma figure does not include costs associated with or benefits anticipated from the merger, such as transaction costs, merger-related costs, integration costs or restructuring charges and charges or credits directly attributable to the orderly disposition of NZ’s assets expected after the merger.

      Some officers and directors of NZ and Lipid will receive personal benefits from the merger or related transactions. Some of the directors and executive officers of NZ and Lipid have interests in the merger that are different from, or are in addition to, the interests of their respective stockholders. These interests include, but are not limited to, the following:

•	immediately prior to the merger, Lipid will purchase 1,505,402 shares of NZ common stock from Sun NZ, L.L.C. for a cash price of $8.00 per share. One of NZ’s current directors, William A. Pope, is the President of the managing member of Sun NZ;

•	the four members of the Board of Directors of Lipid, Messrs. Christopher A. Marlett, Phil Radlick, Bill E. Cham and Gary S. Roubin, will serve as directors of the surviving corporation following the merger. In addition, two nominees of Sun NZ, Messrs. William A. Pope and Frank M. Placenti, will serve on the Board of Directors of the surviving corporation following the merger;

•	Mr. Marlett, the Chairman of the Board of Directors of Lipid, is a manager and majority owner of MDB Capital Group, LLC, an affiliate of which owns approximately 30% of the outstanding stock of Lipid. In July 2001, Lipid entered into an engagement letter with MDB Capital Group that commits Lipid to pay MDB Capital Group a 5% advisory fee based on the cash and cash equivalents of the surviving corporation immediately after the merger as compared to Lipid’s cash and cash equivalents immediately prior to the merger, sales of NZ assets during the two-year period after the closing of the merger, the assets of the surviving corporation on the two-year anniversary of the merger and the net operating income of the surviving corporation derived from NZ assets during the two-year period after the closing of the merger. Because the amount of the advisory fee is based on the value of assets owned by the surviving corporation on future dates, future sales prices for NZ assets and future operating income derived from NZ assets, the potential amount of the advisory fee which Lipid will be obligated to pay MDB Capital Group if the merger closes cannot be quantified at this time. Lipid is also required to reimburse MDB for its expenses.

•	the right to indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger; and

•	Lipid’s directors and officers will exchange options to purchase unregistered shares of Lipid common stock for options to purchase registered shares of surviving corporation common stock.

      If the merger is not treated as a tax free reorganization, Lipid stockholders will be taxed on the gain, if any, from the exchange of their Lipid common stock for surviving corporation common stock pursuant to the merger. The merger is intended to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and to be generally tax free to the stockholders of Lipid and NZ. However, if the merger is not treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the receipt in the merger by Lipid stockholders of surviving corporation common stock may be taxable.

      Provisions in the charter documents of the surviving corporation may delay or prevent an acquisition of the surviving corporation, which could decrease the value of surviving corporation common stock. The Articles of Incorporation and Bylaws of the surviving corporation contain provisions that could make it more difficult for a third-party to acquire the surviving corporation without the consent of its Board of Directors. For instance, the Articles of Incorporation provide that the surviving corporation’s Board of Directors will be a “classified board,” with approximately one-half of its directors standing for election each year. This provision is applicable to every election of directors. As a result of having a classified board, two annual meetings may be necessary to change a majority of the directors, depending on whether there is an even number of directors and depending on whether a majority of directors are standing for election in any given year. The existence of a classified Board of Directors may, in certain circumstances, deter or delay mergers, tender offers, other possible takeover attempts or changes in the management of the Board of Directors which may be favored by some or a majority of the surviving corporation’s stockholders.

      It is a condition to the closing of the merger that the Articles of Incorporation of the surviving corporation be amended to provide for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements. The existence of this right of Sun NZ may, in certain circumstances, deter or delay merger, tender offers, other possible takeover attempts or changes in the management of the Board which may be favored by some or a majority of the surviving corporation’s stockholders.

      Additionally, the Articles of Incorporation will authorize the Board of Directors of the surviving corporation, without further action required on the part of stockholders, to issue one or more classes of preferred stock and to designate the rights, preferences and privileges of such preferred stock, including voting, dividend and liquidation rights which may be superior to those of the holders of the surviving corporation’s common stock. The issuance of such preferred stock could be used to dilute the stock ownership of a potential hostile acquirer of the surviving corporation.

Risks Relating To The Business Of Lipid

      If Lipid is unable to obtain adequate funds, it may not be able to develop and market its products in a timely manner. Lipid has not yet generated any operating revenues. Lipid expects to incur substantial operating expenses over the next several years as it funds development, clinical testing, and other activities related to seeking approval from the United States Food and Drug Administration (FDA) for its products. Lipid’s ability to achieve a profitable level of operation is dependent in large part on obtaining regulatory approvals for its products, entering into agreements for product development and commercialization, and successfully marketing its products, all of which will require significant amounts of capital. Lipid may never achieve a profitable level of operations. Lipid anticipates that cash raised from the orderly disposition of NZ’s assets, which is expected to take place over a one- to two-year period following the merger, will provide sufficient working capital for Lipid’s research and development activities during that period. However, the surviving corporation may not be able to sell these assets at or near their current fair market value or at all following the merger. After the period of disposition of NZ’s assets, additional capital will be required in amounts that cannot be quantified. If the NZ asset disposition does not yield sufficient capital, Lipid intends to seek capital needed to fund its operations through new collaborations, or through public or private equity or debt financings. If Lipid is unable to obtain financing, its ability to continue its business as planned will be harmed.

      Lipid’s technology is in the research and development phase and will be subject to a number of risks in the future before any of its products are commercialized. Lipid’s technology has not been used in humans, and no products based on our technology have been developed to date.

      Before obtaining required regulatory approvals for the commercial sale of any of its products, Lipid must demonstrate through pre-clinical studies and clinical trials that the product is safe and effective for use in at least one medical indication. The rate of completion of clinical trials of Lipid’s products is dependent upon, among other factors, obtaining adequate clinical supplies and the rate of patient recruitment. Patient recruitment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could harm Lipid.

      Lipid intends to enter into collaborations with corporate partners, licensors, licensees, and others. To date, Lipid has entered into a relationship with SRI International to provide the development of multiple production prototypes, including hardware, software and disposables, based on Lipid’s technology. Lipid may be unable to maintain or expand its existing collaboration or establish additional collaborations or licensing arrangements necessary to develop its technology or on terms favorable to Lipid. Any current or future collaborations or licensing arrangements may not be successful. Disputes may arise in the future with respect to the ownership of rights to any technology developed with Lipid’s collaborators. These and other possible disagreements between collaborators and Lipid could harm collaborative research, development and commercialization of Lipid’s potential products or require or result in litigation or arbitration, which could be time consuming and expensive and could harm Lipid.

      If clinical trials are completed, Lipid must undergo an extensive regulatory approval process mandated by the FDA and equivalent foreign authorities prior to marketing any of its products. These processes can take a number of years, require the expenditure of substantial resources, and approval may not be obtained. Even if regulatory approval is obtained, a marketed product, its manufacturer and related manufacturing facilities are subject to continual review and periodic inspections. Subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Lipid also is subject to, among other laws and regulations, regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, and the Resource Conservation and Recovery Act. Failure or delays in obtaining regulatory approval for Lipid’s products or failure by Lipid or its future manufacturers or other collaborators to comply with applicable laws may harm Lipid’s business.

      Once introduced, Lipid believes that market acceptance of its products will depend on positive recommendations by physicians and healthcare payors, which may not be forthcoming for a variety of reasons, including safety, unanticipated side effects or unfavorable publicity. Failure to achieve or maintain significant market acceptance would harm Lipid’s financial condition and results of operations. Lipid’s commercial success also will be heavily dependent on Medicare and other third-party payors authorizing or otherwise budgeting reimbursement for its products and services. Third-party payors, including Medicare, are increasingly challenging the prices charged for medical products and services and may require substantial cost-benefit analysis data from Lipid in order to demonstrate the cost-effectiveness of its products. Lipid may not be able to provide this data, thereby limiting Lipid’s ability to gain market acceptance of its products with respect to pricing and reimbursement. Lipid expects that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability. Cost control initiatives could decrease the price for Lipid’s products, which may harm Lipid’s profitability.

      Lipid may be exposed to potential product liability risks that are inherent in the testing, manufacturing, marketing, and sale of medical device products. Lipid intends to obtain clinical trial product liability insurance for clinical trials of its products and for potential product liability associated with the manufacture and commercial sale of its products. This insurance is expensive, and Lipid cannot assure you that it will continue to be available in sufficient amounts and on acceptable terms, if at all. As a result, Lipid may be required to pay material damages, or to incur significant defense costs, in connection with a lawsuit or other action.

      If Lipid fails to secure and then enforce patents and other intellectual property rights underlying its technologies, it may be unable to compete effectively. Lipid’s success will depend in part on its ability to obtain patent protection with respect to delipidization of proteins in the vascular system, such as for treatment of cardiovascular disease; defend patents once obtained; maintain trade secrets and operate without infringing upon the patents and proprietary rights of others; and if needed, obtain appropriate licenses to patents or proprietary rights held by third-parties with respect to its technology, both in the United States and in foreign countries.

      Since patent applications in the United States are maintained in secrecy until patents issue and patent applications in certain other countries generally are not published for up to 18 months after they are first filed, and since publication of discoveries in scientific or patent literature often lags behind actual discoveries, Lipid is not certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or any licensor was the first to file patent applications for these inventions. Further, Lipid’s patents may be challenged, held unenforceable, invalidated or circumvented, or the rights granted thereunder may not provide significant proprietary protection or commercial advantage to Lipid.

      In addition to patents, Lipid relies on trade secrets, know-how, continuing technological innovations, and licensing opportunities to develop and maintain its competitive position. It is Lipid’s policy to require its employees, certain contractors, consultants, members of the scientific advisory board, and parties to collaborative agreements to execute confidentiality agreements upon the commencement of a business relationship with Lipid. Lipid cannot assure you that these agreements will not be breached, that they will provide meaningful protection of its trade secrets or know-how or adequate remedies if there is unauthorized use or disclosure of this information or that its trade secrets or know-how will not otherwise become known or be independently discovered by its competitors.

      If Lipid’s competitors develop and commercialize products faster than it does or which are superior to its product candidates, Lipid’s commercial opportunities will be reduced or eliminated. Lipid is a development stage company and most of its competitors have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than Lipid does, as well as more experience in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales. Even if Lipid obtains the necessary governmental approvals to market its product candidates, its commercial opportunity will be reduced or eliminated if its competitors develop and market products that are more effective, have fewer side effects or are less expensive than its product candidates. Lipid’s competitors include Pfizer, Inc., Merck & Co., Inc., Bayer AG, AstraZeneca PLC, and Bristol-Myers Squibb Company. Additionally, there are a number of medical device companies that are developing innovative surgical procedures for competitive treatments. These organizations also compete with Lipid to:

•	attract parties for acquisitions, joint ventures or other collaborations;

•	license the proprietary technology that is competitive with the technology Lipid is practicing;

•	attract funding; and

•	attract and hire scientific talent.

      If Lipid cannot successfully compete with new or existing products, its marketing and sales will suffer, and it may not ever be profitable.

      If Lipid uses biological and hazardous materials in a manner that causes injury, it may be liable for damages. Lipid’s research and development activities involve the controlled use of potentially harmful biological materials, such as certain blood products as well as certain organic solvents that may be hazardous materials. Lipid cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, Lipid could be held liable for damages that result, and any liability could exceed its resources. Lipid is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

      Lipid depends on its license agreement with Aruba, which is an affiliate, and may create conflicts of interest between Lipid and Aruba. Lipid has entered into an agreement for an exclusive license to patents, know-how and other intellectual property relating to its foundation technology for removal of lipids from proteins. The licensor is Aruba International PTY, Ltd., a company controlled by Dr. Bill Cham, who is a director and principal stockholder of Lipid. The technology licensed from Aruba currently represents an essential part of the technology owned or licensed by Lipid. Aruba may terminate the license agreement if Lipid fails to perform its obligations under the agreement, including the royalty payments, or if Lipid ceases, without intention to resume, all efforts to commercialize the subject matter of the licensed intellectual property.

Risks Relating to the Business of NZ

      An economic downturn in the real estate market could reduce NZ’s profitability and ability to dispose of assets. NZ operates in the real estate market, particularly the markets in California and the southwestern United States. A downturn in any of those markets could adversely affect NZ’s performance or ability to dispose of its assets. NZ expects to generate cash through the sale of its real estate assets. While the real estate markets are generally healthy in the areas where NZ currently owns real estate, there is no assurance that the markets will continue to be favorable over the disposition period of these assets.

The market for some of NZ’s rural land located in northeastern Arizona is limited, particularly for the portion of land that may not be suitable for inclusion in its recreational lot sales program. A downturn in the real estate market could have an adverse impact on NZ’s ability to sell its real estate assets at a profit or at all. In addition, a downturn in the real estate market could affect NZ’s real estate lending business. If Bridge Financial Corporation finds it necessary to foreclose on properties after a default by a borrower, it is possible that NZ would not, particularly in the short term, be able to recover its entire investment in the loan. Also, in the past, downturns in the real estate market have resulted in a higher rate of foreclosures generally.

      Because NZ makes certain representations and warranties when it participates a loan, it may be subject to liability and financial loss in the event of default. Economic downturns can have a negative impact on a real estate lender’s profitability as the frequency of loan defaults tends to increase. From the time that NZ funds the loans it originates, to the time the loan is repaid, NZ is generally at risk for any loan defaults. If NZ sells participations in such loans, the risk of loss from loan defaults and foreclosures passes to the participant. However, in the ordinary course of business, NZ makes certain representations and warranties to the loan participants. These representations and warranties generally relate to the origination and servicing of loans. If a loan defaults and there has been a breach of these representations and warranties, NZ may become liable for the unpaid principal and interest on the defaulted loan. In such a case, NZ may be required to repurchase the loan participation, and bear any subsequent loss on the loan.

      Because NZ’s business is largely concentrated in Arizona, a downturn in the local real estate market could decrease the value of NZ’s holdings. A significant portion of NZ’s commercial lending business is conducted in Arizona. At August 31, 2001, approximately 69% of NZ’s managed loan portfolio was secured by properties located in Arizona. Given the concentration of NZ’s business in Arizona, the value of the portfolio could be harmed by a downturn in the Arizona real estate market.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      This joint proxy statement/prospectus contains certain forward-looking statements. Such forward-looking statements are principally contained in the discussions under the headings “Summary,” “NZ’s Business,” “Lipid’s Business,” “NZ’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Lipid’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about plans, objectives, expectations, intentions, markets in which NZ or Lipid participates, plans for the operation of the surviving corporation after the merger, the prospects for Lipid’s products and other statements contained in this joint proxy statement/prospectus that are not historical facts.

      In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect NZ and Lipid management’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Many of these risks are discussed in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent estimates and assumptions only as of the date of this joint proxy statement/prospectus.

      You should read this joint proxy statement/prospectus completely and with the understanding that actual future results may be materially different from expected results. These forward-looking statements may not be updated, even though NZ’s or Lipid’s situation may change in the future. All of these forward-looking statements in this joint proxy statement/prospectus are qualified by these cautionary statements.

      The preceding disclosure regarding forward-looking statements is included in order to comply with Federal securities laws that protect the maker of these statements from certain liabilities with respect to these statements. This protection is expected to apply to NZ, and therefore the surviving corporation, since NZ is subject to the reporting requirements of the Federal securities laws. This protection is not, however, expected to apply to Lipid if the merger does not occur.

GENERAL INFORMATION

NZ Annual Meeting

      Date, Time and Place. NZ’s annual meeting will be held at                , on             , 2001, at                ,                time.

      Purpose of the NZ Annual Meeting. The NZ annual meeting is being held for the following purposes:

1. To consider and vote upon a proposal to approve the merger of Lipid with and into NZ in which NZ will be the surviving corporation, pursuant to an Agreement and Plan of Merger, dated as of July 9, 2001, as amended, by and between NZ and Lipid, and to approve all other transactions described in the merger agreement:

2. To consider and vote upon the following proposals to be effective only upon completion of the merger:

•	to elect five persons to serve as the directors of the surviving corporation until their successors are duly elected and qualified;

•	to change the name of the surviving corporation to “Lipid Sciences, Inc.”;

•	to increase the number of authorized shares of surviving corporation capital stock from 40,000,000 to 85,000,000 and authorized shares of surviving corporation common stock from 30,000,000 to 75,000,000;

•	to amend the Articles of Incorporation to remove the requirement that each director of the surviving corporation also must be a stockholder;

•	to amend the Articles of Incorporation to provide for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements; and

•	to approve the 2001 Performance Equity Plan.

3. To elect three persons to serve as the Class A directors of NZ until their successors are duly elected and qualified.

4. To consider and act upon such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

      NZ knows of no other matter to be brought before the NZ annual meeting. If any other business should properly come before the NZ annual meeting, the persons named in the proxy card will vote in their discretion on such matter.

      Special Committee Of The Board Of Directors Recommendation. The Special Committee of the Board of Directors of NZ has determined that the merger is fair to and in the best interests of NZ stockholders and recommends that stockholders vote for the merger. The Special Committee of the Board of Directors of NZ has unanimously approved the merger agreement and all actions necessary to complete the merger and the transactions contemplated by the merger agreement and has agreed to submit to the NZ stockholders the following proposals for their approval to become effective upon the completion of the merger:

•	TO elect the five persons to serve as the directors of the surviving corporation until their successors are duly elected and qualified;

•	TO change the name of the surviving corporation to “Lipid Sciences, Inc.”;

•	TO increase the number of authorized shares of surviving corporation capital stock from 40,000,000 to 85,000,000 and authorized shares of surviving corporation common stock from 30,000,000 to 75,000,000;

•	TO amend the Articles of Incorporation to remove the requirement that each director of the surviving corporation also must be a stockholder;

•	TO amend the Articles of Incorporation to provide for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements; and

•	TO approve the 2001 Performance Equity Plan.

•	The Board of Directors of NZ recommends that stockholders vote for the election of each of the nominees for Class A director named in this joint proxy statement/ prospectus to the Board of Directors of NZ, who will serve until their successors are duly elected and qualified.

      Record Date; Stock Entitled To Vote; Quorum. Only holders of record of NZ common stock at the close of business on September 20, 2001, are entitled to receive notice of and to vote at the NZ annual meeting. On the record date, 6,816,936 shares of NZ common stock were issued and outstanding and held by approximately                holders of record.

      The presence, in person or by proxy, of a majority of the outstanding shares of NZ common stock is required to constitute a quorum at the annual meeting. Abstentions are counted as “shares present” for purposes of determining the presence of a quorum, and have the effect of a vote “against” any matter as to which they are specified. Broker non-votes with respect to any matter are not considered “shares present” and will not affect the outcome of the vote on such matter.

      Votes Required. The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of NZ common stock is required for the approval of the merger. With respect to the proposals to be effective upon completion of the merger, with the exception of the election of the directors who will hold office after the merger is completed, the affirmative vote, in person or by proxy, of a majority of the shares then represented at the annual meeting will constitute the act of the stockholders. With respect to the election of directors, the affirmative vote of the holders of a plurality of all of NZ’s outstanding shares of common stock is required to elect the directors of NZ.

      Except with respect to the election of directors, the holders of NZ common stock will be entitled to one vote for each share of NZ common stock they hold. With respect to the election of directors, each stockholder is entitled to cumulative voting at such election. Thus, each stockholder may cast, in person or by proxy, as many votes in the aggregate as that stockholder is entitled to vote, multiplied by the number of directors to be elected. Stockholders may cast their votes for a single candidate or may distribute their votes among two or more candidates. To be elected, directors must receive a plurality of the shares present and voting in person or by proxy, provided a quorum exists. A plurality means receiving the largest number of “for” votes, regardless of whether that is a majority. The enclosed proxy does not seek discretionary authority to cumulate votes in the election of directors.

      Sun NZ Voting Agreement And Proxy. Under a stock purchase agreement, dated as of July 9, 2001, by and between Sun NZ and Lipid, Sun NZ has agreed to vote its shares of NZ common stock in favor of the approval of the merger, the proposals set forth in this joint proxy statement/prospectus and any other transaction proposed by NZ and to vote its shares of NZ common stock against any proposal that would result in a material breach by Sun NZ under the stock purchase agreement or NZ under the merger agreement and any proposal for an extraordinary transaction with respect to NZ, including a merger, other than the merger described in this joint proxy statement/ prospectus, or a sale of a material amount of the assets of NZ. In addition, Sun NZ has agreed to grant to Lipid an irrevocable proxy to vote its shares of NZ common stock in a manner consistent with the preceding sentence. William A. Pope, one of the directors of NZ, also is the President of the managing member of Sun NZ, which holds 2,985,583 of its shares of NZ common stock, representing approximately 43.8% of NZ’s currently outstanding common stock.

      Voting By NZ And NZ Directors And Officers. At the close of business on the record date, directors and executive officers of NZ and their affiliates owned and were entitled to vote an aggregate of approximately 3,551,755 shares of NZ common stock, which represented approximately 52.1% of the shares of NZ common stock outstanding on that date.

      Other than the Sun NZ voting agreement and proxy described in the second preceding paragraph, there are no other agreements or arrangements regarding voting by NZ or NZ’s directors and executive officers.

      Adjournments. Adjournments may be made for the purpose of soliciting additional proxies. Any adjournment may be made by approval of the holders of shares representing a majority of the votes present in person or by proxy at the annual meeting. A quorum is not needed for an adjournment. No announcement is needed for an adjournment other than an announcement made at the meeting. NZ does not currently intend to seek an adjournment of the annual meeting.

Lipid Special Meeting

      Date, Time And Place. The Lipid special meeting will be held at                , on             , 2001, at                ,                time.

      Purpose Of The Lipid Special Meeting. At the Lipid special meeting, you will be asked to approve the merger agreement.

      Lipid knows of no other matter to be brought before the Lipid special meeting. If any other business should properly come before the Lipid special meeting, the persons named in the proxy card will vote in their discretion on such matter.

      Board Of Directors Recommendation. The Lipid Board of Directors has determined that the merger is advisable and fair to and in the best interests of Lipid stockholders. The Board has unanimously approved the merger agreement and unanimously recommends that you vote FOR approval of the merger agreement.

      Record Date; Stock Entitled To Vote; Quorum. Only holders of record of Lipid common stock at the close of business on             , 2001, are entitled to notice of and to vote at the Lipid special meeting. On the record date,                shares of Lipid common stock were issued and outstanding and were held by                holders of record.

      The presence, in person or by proxy, of a majority of the outstanding shares of Lipid common stock is required to constitute a quorum at the special meeting. Abstentions are counted as “shares present” for purposes of determining the presence of a quorum, and have the effect of a vote “against” any matter as to which they are specified. Broker non-votes with respect to any matter are not considered “shares present” and will not affect the outcome of the vote on such matter.

      Votes Required. The affirmative vote, in person or by proxy, of a majority of the outstanding shares of Lipid common stock is required for the approval of the merger of Lipid with and into NZ.

      The holders of Lipid common stock will be entitled to one vote for each share of Lipid common stock they hold.

      Voting By Lipid And Lipid Directors And Executive Officers. At the close of business on the record date, directors and executive officers of Lipid and their affiliates owned and were entitled to vote  shares of Lipid common stock, which represented approximately      % of the shares of Lipid common stock outstanding on that date.

      MDB Capital Group IV, LLC and Aruba International PTY, Ltd., both stockholders of Lipid, and Lipid entered into a proxy and voting agreement effective as of July 31, 2001. The combined stock ownership of MDB Capital Group IV, LLC and Aruba constitutes a majority of the issued and outstanding stock of Lipid. Under the agreement, MDB Capital Group IV, LLC and Aruba have agreed to vote their respective shares of Lipid common stock in favor of the merger agreement, the transactions related to the merger and any other matter necessary for the consummation of the transactions contemplated by the merger agreement. In addition, MDB Capital Group IV, LLC and Aruba have granted Lipid an irrevocable proxy to vote their respective shares of Lipid common stock in a manner consistent with the preceding sentence. Other than these, there are no other agreements or arrangements regarding voting by Lipid or Lipid’s directors and executive officers.

      Adjournments. Adjournments may be made for the purpose of soliciting additional proxies. Any adjournment may be made by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting. A quorum is not needed for an adjournment. No announcement is needed for an adjournment other than the announcement made at the meeting. Lipid does not currently intend to seek an adjournment of the meeting.

Proxies

      The Boards of Directors of NZ and Lipid are soliciting proxies by which holders of NZ common stock and Lipid common stock can vote on the proposals described above.

      How To Vote By Proxy. Complete, sign, date and return the enclosed proxy card in the enclosed envelope. Proxies must be received prior to the date of the applicable meeting.

      Voting Of Proxies. You are urged to mark the appropriate boxes on the proxy card to indicate how your shares are to be voted. All shares of NZ common stock and Lipid common stock represented by properly executed proxies will be voted at the applicable stockholders’ meeting in the manner specified in the proxies. If an NZ or Lipid stockholder does not return a signed proxy card, that stockholder’s shares will not be voted.

      Properly executed proxies representing NZ common stock that do not contain voting instructions will be voted:

•	FOR the merger;

•	FOR each of the following proposals to be effective only upon completion of the merger:

•	TO elect the five persons to serve as the directors of the surviving corporation until their successors are duly elected and qualified;

•	TO change the name of NZ to “Lipid Sciences, Inc.”;

•	TO increase the number of authorized shares of surviving corporation capital stock from 40,000,000 to 85,000,000 and authorized shares of surviving corporation common stock from 30,000,000 to 75,000,000;

•	TO amend the Articles of Incorporation to remove the requirement that each director of the surviving corporation also must be a stockholder;

•	TO amend the Articles of Incorporation to provide for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements; and

•	TO approve the 2001 Performance Equity Plan.

•	FOR the election of each of the nominees for Class A director named in this joint proxy statement/prospectus to the Board of Directors of NZ, who will serve until their successors are duly elected and qualified.

      Properly executed proxies also will give discretion to the proxies to vote upon such other business as may properly come before the annual meeting, including any adjournment or postponement thereof. With respect to the election of directors, the enclosed proxy does not seek discretionary authority to cumulate votes.

      Properly executed proxies representing Lipid common stock that do not contain voting instructions will be voted for approval of the merger agreement. Properly executed proxies also will give discretion to the proxies to vote upon such other business as may properly come before the special meeting, including any adjournment or postponement thereof.

      Revocability Of Proxies. You may revoke your proxy at any time before your proxy is voted at the applicable stockholders’ meeting. You can do that by:

•	attending the applicable stockholders’ meeting and voting in person;

•	completing, signing and mailing in a new proxy card (in time so that the new proxy card is received before the applicable stockholders’ meeting); or

•	sending a written notice to the applicable corporate Secretary of NZ or Lipid, stating that you are revoking your proxy (in time so that the notice is received prior to the applicable stockholders’ meeting).

      Solicitation Of Proxies. Each company will bear the cost of any proxy solicitation on its behalf. In addition to solicitation by mail, certain directors, officers, and regular employees of NZ and Lipid may, without compensation other than their regular salaries and fees, solicit proxies personally, by telephone, facsimile or e-mail. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of NZ common stock and Lipid common stock owned of record by those organizations. NZ and Lipid will pay the reasonable expenses of forwarding such materials.

SELECTED HISTORICAL FINANCIAL INFORMATION

      The tables below set forth summary historical financial data of NZ and Lipid to assist you in your analysis of the financial aspects of the proposed merger.

NZ Historical Financial Information

      The selected consolidated financial data presented below were derived from the audited consolidated financial statements of NZ for the five years ended December 31, 2000. The financial statements of NZ for the three years in the period ended December 31, 2000 and as of December 31, 2000 and 1999 were audited by Deloitte & Touche LLP, independent auditors, as indicated in their report included elsewhere in this joint proxy statement/prospectus. The selected balance sheet data as of June 30, 2001 and 2000 and statement of operations data for the six months ended June 30, 2001 and 2000 are unaudited, but, in the opinion of management of NZ, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for fair presentation of results for such periods. Results for these periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. The data set forth below should be read in conjunction with “NZ’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including related notes, appearing elsewhere in this joint proxy statement/prospectus.

NZ Selected Historical Financial Information

(in thousands, except per share data)

	Six Months Ended
	June 30,		Year Ended December 31,

	2001	2000	2000	1999	1998	1997	1996

Summary of Operations Data:

Revenue	$20,372	$12,002	$20,587	$36,570	$21,985	$16,904	$23,660

Net income	2,060	2,518	4,224	4,731	3,679	2,340	4,846
Earnings per share of common stock(1)

Basic	0.30	0.36	0.61	0.68	0.53	0.36	0.76

Diluted	0.30	0.36	0.61	0.68	0.53	0.36	0.76
Weighted average number of common shares outstanding(1)

Basic	6,819	6,898	6,874	6,926	6,926	6,472	6,387

Diluted	6,820	6,899	6,875	6,928	6,934	6,472	6,387

	June 30,		December 31,

	2001	2000	2000	1999	1998	1997	1996

Balance Sheet Data:

Total assets	$84,132	$94,309	$93,210	$87,218	$74,385	$69,511	$66,328

Long-term obligations	15,033	26,198	25,189	20,983	14,264	12,503	16,036

Shareholders’ equity	57,633	54,082	55,649	51,876	47,145	43,466	35,628

Book value per share at end of period	8.45	7.87	8.14	7.49	6.81	6.28	5.97

(1)	Prior years restated to reflect a 10% stock dividend paid July 18, 1997, a 20% stock dividend paid July 10, 1998 and a 3 for 2 stock split to stockholders of record on December 31, 1998 and paid January 15, 1999.

Lipid Historical Financial Information

      The selected financial data presented below were derived from the audited financial statements of Lipid at December 31, 2000, and for the period from Lipid’s inception (May 21, 1999) to December 31, 2000. The financial statements of Lipid at December 31, 2000 and for the period from Lipid’s inception (May 21, 1999) to December 31, 2000 were audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere in this joint proxy statement/prospectus. The selected balance sheet data as of June 30, 2001 and 2000, and statement of operations data for the six months ended June 30, 2001, and the period from inception (May 21, 1999) to June 30, 2000, are unaudited, but, in the opinion of management of Lipid, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for fair presentation of results for such periods. Results for these periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. The data set forth below should be read in conjunction with “Lipid’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including related notes, appearing elsewhere in this joint proxy statement/prospectus.

Lipid Selected Historical Financial Information

(in thousands, except per share data)

	Six Months
	Ended	Period from Inception	Period From Inception
	June 30,	(May 21, 1999) to	(May 21, 1999) To
	2001	June 30, 2000	December 31, 2000

Summary of Operations Data:

Revenue	$—	$—	$—

Net loss	(6,572)	(1,088)	(2,993)
Net loss per share of common stock

Basic	(0.67)	(0.51)	(0.53)

Diluted	(0.67)	(0.51)	(0.53)
Weighted average number of common shares outstanding

Basic	9,784	2,152	5,694

Diluted	9,784	2,152	5,694

	June 30,

	2001	2000	December 31, 2000

Balance Sheet Data:

Total assets	$12,454	$11,139	$10,269

Long-term obligations	—	—	—

Stockholders’ equity	11,233	10,843	9,623

Book value per share at end of period	1.11	2.52	1.04

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined financial statements give effect to the merger. On July 9, 2001, NZ entered into the merger agreement with Lipid, a development stage company. Pursuant to the merger agreement, Lipid will merge with and into NZ, and the surviving corporation will issue shares of its common stock in exchange for the outstanding shares of Lipid. NZ will be the surviving corporation in the merger, and Lipid will cease to exist as a separate legal entity. However, because the Lipid stockholders will own more than half of the surviving corporation’s outstanding common stock immediately after the merger, Lipid is treated as the acquiring company for accounting purposes. As a result, NZ will cease to be a separate accounting entity as of the effective date of the merger, and NZ’s financial statements prior to the merger will be those of Lipid.

      The total purchase price has been calculated with Lipid treated as the accounting acquiror. Lipid will be deemed as a result of the merger to have effectively acquired all of the issued and outstanding stock of NZ in exchange for Lipid common stock, the acquisition of which is accounted for as a reverse acquisition using the purchase method of accounting. The purchase price includes the purchase by Lipid of 1,505,402 shares of NZ common stock at a price of $8.00 per share from Sun NZ pursuant to the stock purchase agreement. The consideration given for the remaining shares of NZ deemed to be acquired in the merger was determined by measuring the fair value of those shares on the date of the merger agreement, or $5.00 per share, as adjusted for the contingent issuance of one additional merger share for each share of NZ common stock held by the NZ stockholders. In addition, the fair value of approximately 628,386 options to purchase NZ stock deemed to be assumed by Lipid in the merger and approximately $4.8 million of estimated direct acquisition costs have been reflected in the purchase price. The fair value of the NZ options deemed to have been assumed by Lipid, $1.5 million, was computed using the Black Scholes method at the date the definitive merger agreement was signed, in accordance with Financial Accounting Standards Board Interpretation No. 44 (FIN 44). For pro forma purposes, the intrinsic value of the unvested portion of the options was determined to be zero, and therefore no adjustment has been made to recognize a portion of the intrinsic value as unearned compensation. Outstanding Lipid options will be assumed by the surviving corporation and adjusted so that such options will represent the right to acquire an equivalent number of shares of the surviving corporation stock at an equivalent exercise price (as adjusted based on the exchange ratio of 1.55902). The assumption of outstanding Lipid options will not result in any modification of the intrinsic value of the underlying awards, and thus there is no new measurement date under the requirements of FIN 44.

      The aggregate purchase price of $71.5 million has been allocated to the assets acquired and liabilities assumed based on their fair values, with the remaining amount of approximately $10.6 million being allocated to goodwill. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangibles, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to an annual impairment test in accordance with the Statements.

      Any goodwill recorded as a result of the merger of Lipid with NZ will not be amortized, in accordance with the guidance of these rules, as the business combination will be consummated after July 1, 2001. The surviving corporation will apply the new rules on accounting for goodwill beginning in the first quarter of 2002. During 2002, the surviving corporation will perform the first of the required impairment tests of goodwill and has not yet determined what the effect of these tests will be on the results and financial position of the surviving corporation. Any impairment determined on the adoption of these rules will be recorded as a cumulative effect of change in accounting principle. If the transaction is consummated before January 1, 2002, Lipid will evaluate the goodwill for impairment under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, based on the undiscounted cash flows of the long-lived assets, including related goodwill.

      The unaudited pro forma condensed combined financial statements reflect the financial position of NZ and Lipid as of June 30, 2001, the operations of NZ and Lipid for the six months ended June 30, 2001, and the operations of NZ for the year ended December 31, 2000 and Lipid for the period from inception (May 21, 1999) to December 31, 2000. Activities of Lipid during the period from inception (May 21, 1999) to December 31, 1999 were insignificant and have been included in Lipid’s results of operations for the year ended December 31, 2000. The unaudited pro forma condensed combined balance sheet assumes the merger occurred on the date of the balance sheet. The unaudited pro forma condensed combined statements of income assume the merger occurred on January 1, 2000.

      The historical financial information for NZ and Lipid described above has been derived from the audited financial statements of NZ and Lipid as of and for the period ended December 31, 2000 and unaudited financial statements of NZ and Lipid as of and for the six months ended June 30, 2001 appearing elsewhere in this joint proxy statement/prospectus.

      The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and with the historical consolidated financial statements of NZ and Lipid, which are included in this joint proxy statement/prospectus.

      The unaudited pro forma condensed combined financial statements have been included for comparative purposes only. As further discussed in the accompanying notes, the unaudited pro forma condensed combined financial statements do not purport to show what the financial position or operating results would have been if the merger had been consummated as of the date indicated and should not be construed as representative of future financial position or operating results.

Pro Forma Condensed Combined Balance Sheet (Unaudited)

June 30, 2001
(in thousands, except share data)

			Pro Forma
	Lipid	NZ	Adjustments	Notes		Pro Forma

ASSETS

Current assets:

Cash and cash equivalents	$11,351	$4,337	$(12,043)	(A	)	$6,605
			(1,790)	(B	)
			4,750	(K	)

Loan to stockholder	—	4,750	(4,750)	(K	)	—

Receivables	—	1,047	—			1,047

Commercial real estate loans, net	—	24,161	(617)	(B	)	23,544

Investments in joint ventures	—	1,892	—			1,892

Other	254	843	—			1,097

Total current assets	11,605	37,030	(14,450)			34,185

Properties, net	304	31,112	1,411	(B	)	32,827

Receivables	—	10,261	(1,887)	(B	)	8,374

Commercial real estate loans, net	—	5,221	—			5,221

Investments in joint ventures	—	508	(496)	(B	)	12

Investment in NZ	—	—	12,043	(A	)	—
			(12,043)	(C	)

Goodwill and other intangible assets	—	—	10,554	(B	)	10,554

Other assets	545	—	—			545

Total assets	$12,454	$84,132	$(4,868)			$91,718

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$1,204	$260	$3,029	(B	)	$4,493

Notes payable and lines of credit	—	567	—			567

Total current liabilities	1,204	827	3,029			5,060

Notes payable and lines of credit	—	14,466	—			14,466

Deferred income taxes	—	4,167	2,100	(B	)	6,267

Deferred revenue	—	7,016	(7,016)	(B	)	—

Deferred rent	17	—	—			17

Non controlling interests	—	23	—			23

Shareholders’ equity:

Common stock, no par value, 6,925,636 and 21,246,123 shares issued on a historical and pro forma basis, respectively	530	35,341	65,159	(B	)	75,450
			(12,043)	(C	)
			1,536	(B	)
			(35,341)	(B	)
			20,268	(D	)

Treasury stock, at cost	—	(527)	527	(B	)	—

Additional paid-in-capital	20,268	—	(20,268)	(D	)	—

(Accumulated deficit) retained earnings	(9,565)	22,819	(22,819)	(B	)	(9,565)

Total shareholders’ equity	11,233	57,633	(2,981)			65,885

Total liabilities and shareholders’ equity	$12,454	$84,132	$(4,868)			$91,718

See accompanying notes to pro forma condensed combined financial statements

Pro Forma Condensed Combined Statement of Operations (Unaudited)

Six Months Ended June 30, 2001
(in thousands, except per share data)

			Pro Forma
	Lipid	NZ	Adjustments	Notes	Pro Forma

Revenue:

Property sales	—	$14,295	$(1,188)	(E)	$13,107

Property rentals	—	1,901	—		1,901

Commercial real estate lending	—	2,567	—		2,567

Interest income from stockholder loan	—	191	—		191

Investment income	258	354	(250)	(F)	362

Other	—	1,064	—		1,064

Total revenue	258	20,372	(1,438)		19,192

Costs and expenses:

Cost of property sales	—	13,509	—		13,509

Rental property	—	1,070	—		1,070

General and administrative	1,554	1,105	(203)	(G)	2,456

Research and development	5,258	—	—		5,258

Interest expense	—	1,027	—		1,027

Depreciation, depletion and amortization	18	421	35	(H)	474

Total costs and expenses	6,830	17,132	(168)		23,794

Income (loss) before income taxes, joint ventures and non-controlling interests	(6,572)	3,240	(1,270)		(4,602)

Income taxes	—	(1,181)	1,181	(I)	—

Equity in earnings of joint ventures	—	(11)	—		(11)

Non controlling interests	—	12	—		12

Net income (loss)	$(6,572)	$2,060	$(89)		$(4,601)

Basic and diluted earnings (loss) per common share	$(0.67)	$0.30			$(0.22)

Weighted-average shares used in computing basic earnings (loss) per common share	9,784	6,819		(J)	21,246

Weighted-average shares used in computing diluted earnings (loss) per common share	9,784	6,820		(J)	21,246

See accompanying notes to pro forma condensed combined financial statements

Pro Forma Condensed Combined Statement of Operations (Unaudited)

Year Ended December 31, 2000
(in thousands, except per share data)

			Pro Forma
	Lipid	NZ	Adjustments	Notes	Pro Forma

Revenue:

Property sales	$—	$10,215	$(615)	(E)	$9,600

Property rentals	—	3,497	—		3,497

Commercial real estate lending	—	5,661	—		5,661

Investment income	407	475	(500)	(F)	382

Other	—	739	—		739

Total revenue	407	20,587	(1,115)		19,879

Costs and expenses:

Cost of property sales	—	5,617	—		5,617

Rental property	—	2,027	—		2,027

General and administrative	1,188	2,585	—		3,773

Research and development	2,212	—	—		2,212

Interest expense	—	2,470	—		2,470

Depreciation, depletion and amortization	—	883	71	(H)	954

Total costs and expenses	3,400	13,582	71		17,053

Income (loss) before income taxes, joint ventures and non-controlling interests	(2,993)	7,005	(1,186)		2,826

Income taxes	—	(2,742)	1,668	(I)	(1,074)

Equity in earnings (losses) of joint ventures	—	(17)	—		(17)

Non controlling interests	—	(22)	—		(22)

Net income (loss)	$(2,993)	$4,224	$482		$1,713

Basic and diluted earnings (loss) per common share	$(0.53)	$0.61			$0.08

Weighted-average shares used in computing basic earnings (loss) per common share	5,694	6,874		(J)	21,246

Weighted-average shares used in computing diluted earnings (loss) per common share	5,694	6,875		(J)	21,275

See accompanying notes to pro forma condensed combined financial statements

NZ CORPORATION

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

      The following pro forma adjustments have been made to the pro forma condensed combined financial statements:

      A.  To record the investment by Lipid in NZ for the purchase of 1,505,402 shares of NZ common stock from Sun NZ at $8.00 per share immediately prior to the merger.

      B.  For financial reporting purposes, the merger is accounted for as the acquisition by Lipid of NZ common stock at the value of NZ’s shares. The value of the NZ shares is the quoted value as of July 9, 2001, the date the definitive agreement was signed, as adjusted for the contingent issuance of one additional share for each share of NZ common stock held by the NZ stockholders.

      The following represents the preliminary allocation of the purchase price to the acquired assets and assumed liabilities of NZ at June 30, 2001 and is included for illustrative pro forma purposes only.

Calculation of the purchase price (in thousands):

Purchase of shares from Sun NZ	$12,043

Fair value of remaining NZ shares acquired, as adjusted for the contingent issuance of additional merger shares	53,115

Fair value of NZ options deemed to be assumed	1,536

Estimated transaction costs, including the investment banking fee to MDB Capital Group, LLC	4,819

Total purchase price	$71,513

Preliminary allocation to (in thousands):

Fair value of net tangible assets acquired	$60,959

Goodwill	10,554

$71,513

      The actual allocation of the purchase price will depend upon the composition of NZ net assets on the closing date of the merger and the surviving corporation’s valuation of the fair value of the net assets as of that date.

      The underlying book value of NZ’s assets and liabilities are adjusted to properly reflect those assets and liabilities at their estimated fair market value as of the closing date of the merger based on valuation techniques applied to those assets and liabilities by Lipid.

      NZ and Lipid expect to conduct an orderly disposition of substantially all of the real estate and other assets currently held by NZ and use the proceeds of the disposition for the operations of the surviving corporation.

      C.  To eliminate Lipid’s investment in NZ upon cancellation of the shares held by Lipid at the time of the merger.

      D.  To reclassify the equity accounts of Lipid to conform with the capital structure of NZ, an Arizona corporation with no par value shares.

      E.  To eliminate NZ deferred revenue credited to operations which is not recognized in purchase accounting.

      F.  To reduce investment income for the reduction in cash balance resulting from the merger.

      G.  To eliminate non-recurring acquisition related expenses already recorded in the financial statements of NZ.

      H.  To reflect increased depreciation expense resulting from the step-up of real estate assets to fair value based on an average estimated useful life of 20 years. Amortization expense for amounts allocated to goodwill has not been provided, in accordance with Statements of Financial Accounting Standards No. 141 and No. 142.

      I. To reflect income taxes at a rate of 38% of the combined income (loss) before income taxes for the period ended December 31, 2000, and to eliminate the NZ tax provision for the six month period ended June 30, 2001, due to a combined net loss for the period and the uncertainty surrounding the utilization of the tax net operating loss. Upon further evaluation following consummation of the merger, actual income tax expense or benefit may differ substantially from the income taxes presented.

      J. Pro forma weighted-average shares reflect the total number of shares to be outstanding after the exchange, 22,751,525, as adjusted for the 1,505,402 shares held by Lipid prior to the exchange, which will be acquired by NZ, placed in treasury and then canceled by the surviving corporation after the merger. Diluted shares outstanding include the dilutive shares of NZ and Lipid relating to outstanding stock options. Lipid’s dilutive shares (approximately 28,000 shares) were not included in Lipid’s reported diluted loss per share since their effect was anti-dilutive.

      K. To reflect the repayment of the receivable from Sun NZ, a stockholder of NZ.

THE MERGER

Background of the Merger

      During 1995 through early 1997, NZ’s Board of Directors held a series of discussions regarding ways in which the company might enhance stockholder value. It was the judgment of NZ’s Board of Directors that, without shifting the core business of NZ, it would not be possible to significantly increase NZ’s earnings, grow its share price or create a greater liquidity for those NZ stockholders who wished to sell their shares. The Board also took note of the fact that NZ had traditionally experienced a very “thin” market for the trading of its shares.

      In late 1997, NZ acquired Bridge Financial Corporation in order to participate in the commercial real estate lending business. Beginning with that acquisition, NZ repositioned itself by systematically disposing of its real estate portfolio and deploying the cash generated from the sale of those assets in its real estate lending activity. Although this repositioning had a positive impact on NZ’s earnings, it had only a modest impact on NZ’s share price and virtually no impact on the liquidity of NZ’s shares.

      In order to grow its lending business, NZ also explored other opportunities, such as securing warehouse lines of credit and other financing, to enable NZ to increase the scope of its lending activity. However, restrictions contained in these lines of credit did not allow NZ management the flexibility to pursue all of the lending opportunities that NZ management wished to pursue. In addition, the NZ Board determined that stock prices for financial services companies were generally depressed in the current economic environment. As a result, in the NZ Board’s judgment, it would be increasingly difficult to build and support stockholder values simply by increasing NZ’s real estate lending activity.

      Accordingly, in late 2000 the NZ Board determined that it would be best to explore strategic alternatives, including alternatives in business sectors other than real estate lending in order to enhance stockholder value. The Board discussed various transactions such as investments in other entities, business combination transactions, stock repurchases, going private transactions, reverse stock splits, and an equity rights offering.

      To more formally pursue these strategic alternatives, on November 17, 2000, the Board formed a Strategic Alternatives Committee consisting of William A. Pope, R. Randy Stolworthy and Robert R. Hensler, Jr. The Strategic Alternatives Committee considered a variety of approaches to its assignment, including the retention of an investment banker, an auction of NZ, and other mechanisms. Ultimately, the Board determined that, because of the high cost of engaging a financial advisor and the unique nature of NZ’s real estate assets, it would rely on efforts of NZ’s management and Board of Directors to seek out appropriate strategic transactions.

      As part of that effort, R. Randy Stolworthy, NZ’s President, met with several persons in the investment community, including investment bankers and analysts, in order to identify potential strategic partners and raise the general awareness of NZ and its interest in pursuing a business combination. At one such meeting, Mr. Stolworthy met Christopher A. Marlett, a California-based investment banker, who also serves as Chairman of the Board of Lipid. On or about October 9, 2000, the two agreed to discuss potential strategic combinations for NZ, including a potential combination with Lipid.

      In early December 2000, NZ’s management initiated separate confidential discussions with an alternative potential strategic partner, a specialty retailing company traded on the NASDAQ. NZ’s management and advisors simultaneously pursued discussions with Lipid and with the alternative potential strategic partner for several weeks.

      On December 12, 2000, Mr. Marlett and Anthony DiGiandomenico, a partner in MDB Capital Group IV, LLC (which owns approximately 30% of Lipid’s outstanding stock) met with Mr. Stolworthy and Jerome L. Joseph, NZ’s Treasurer, Secretary and Controller at NZ’s offices in Phoenix, Arizona, to discuss a potential transaction between NZ and Lipid. As a result of this meeting, Lipid made it clear that, contemporaneously with the consummation of any merger with NZ, Lipid would require that Sun NZ, L.L.C. sell a significant portion of its shares to Lipid.

      On December 14, 2000, NZ and the potential alternative strategic partner signed a confidentiality agreement whereby NZ agreed not to disclose the identity of the potential alternative partner.

      On December 18, 2000, Mr. Marlett sent a letter to Stephen A. Renneckar, Chairman of the Board of Sun NZ, describing the terms of the potential merger and specifying Lipid’s desire to purchase all of Sun NZ’s shares of NZ common stock as a condition of the transaction.

      On February 21, 2001, Mr. Marlett, on behalf of Lipid, made a presentation to the NZ Board and Mr. Joseph regarding the business of Lipid.

      On February 22, 2001, the NZ Board and Mr. Joseph visited the offices of the alternative potential strategic partner to receive a presentation regarding that company’s business and to tour its facilities.

      Later on February 22, 2001, the NZ Board met to discuss the presentation made by Mr. Marlett the previous day and the presentation from the other party received earlier that day.

      After considering the potential effects of a transaction with either Lipid or the alternative partner on stockholder value, both long-term and short-term, the Board determined to focus on pursuing a transaction with Lipid rather than the alternative partner. This decision was based primarily upon the Board’s determination that (1) the alternative partner presented lesser growth potential and a less favorable initial transaction price; and (2) certain structuring barriers in the transaction which would have required NZ to dispose of a substantial portion of its assets prior to the transaction in order to allow the alternative partner to retain its tax attributes. At this meeting, the Special Committee authorized NZ’s management and legal counsel to pursue negotiations with Lipid regarding a definitive merger agreement.

      On February 27, 2001, Mr. Stolworthy, Mr. Joseph and NZ’s legal counsel from Bryan Cave LLP met with Mr. Marlett in Los Angeles, California, to explore possible terms of a merger transaction. During the same period, representatives of the various parties continued to conduct preliminary due diligence with respect to the transaction. Those due diligence investigations continued throughout early March.

      On March 5, 2001, the Board of Directors of NZ met with its outside legal counsel, Bryan Cave LLP, to receive an attorney-client privileged briefing regarding the fiduciary duties of members of the NZ Board in the context of a potential strategic transaction. This presentation included a discussion of the steps that should be taken by a Board in connection with any transaction in which any director had an interest in the transaction separate from the interests of NZ and its stockholders. The Board was advised that, because Lipid proposed to purchase shares from Sun NZ, these steps should be considered and adopted by the Board.

      Following this presentation, the NZ Board determined, on advice of counsel, to form a Special Committee comprised of three members of the Board of Directors with no affiliation with Sun NZ who would have authority to consider, analyze and negotiate any transaction with Lipid and to determine whether the transaction should be recommended to NZ stockholders for approval. The Board appointed Robert R. Hensler, Jr., Arnold L. Putterman and Mr. Stolworthy, as members of the Special Committee, with Mr. Putterman as Chairman. The original Strategic Alternatives Committee was then disbanded. All further negotiations with Lipid with respect to a possible business combination were then supervised by the Special Committee.

      In the weeks following the formation of the Special Committee, NZ management and legal counsel interviewed investment banking firms to select a financial advisor to the Special Committee. The Special Committee also conducted a search to locate legal counsel, that had performed no previous work for NZ or Sun NZ, to serve as legal counsel to the Special Committee.

      On March 8, 2001, Phil Radlick, Ph.D., the CEO of Lipid, and other members of Lipid’s management, as well as representatives of SRI International, a nationally-recognized research institute retained by Lipid to commercialize its products, made presentations to Mr. Stolworthy, Mr. Joseph and Stephen E. Renneckar, Chairman of the Board of NZ, Ronald E. Strasburger, a Director of NZ, and representatives of Bryan Cave LLP at the offices of SRI International regarding the business of Lipid and the role of SRI International in Lipid’s business. A question and answer session followed those presentations.

      On March 19, 2001, Dr. Radlick and other members of the Lipid management team, as well as representatives of SRI International, made an additional presentation at SRI International’s offices to Messrs. Pope, Hensler, Putterman, Stolworthy and Joseph regarding the business of Lipid and the role of SRI International in Lipid’s business. A question and answer session followed that presentation.

      On March 21, 2001, the NZ Special Committee met to receive a report from NZ’s management as to the status of the negotiations with Lipid and the due diligence investigations of Lipid.

      On March 22, 2001, the NZ Special Committee held a meeting that was also attended by members of the NZ Board that were not members of the Special Committee. At this meeting the Board received a further update from the NZ Special Committee and legal counsel regarding negotiations with Lipid.

      On March 30 and 31, 2001, Mr. Marlett made presentations to the Lipid Board of Directors regarding NZ’s business and the potential transaction with NZ.

      On April 4, 2001, and again on April 19, 2001, representatives of Lipid and representatives of NZ met to further discuss and negotiate terms of the transaction.

      On April 9, 2001, following presentations by NZ management, and after considering the qualifications and costs associated with the firms interviewed, the Special Committee retained the nationally recognized firm of Houlihan Lokey, Howard & Zukin Financial Advisors, Inc.

      On April 18, 2001, the law firm of Osborn Maledon, P.A. was retained to advise the Special Committee with respect to legal matters.

      On April 26, 2001, the NZ Special Committee met to receive a report from NZ’s management and legal advisors as to the progress of negotiations.

      Throughout May and early June, the parties continued to conduct due diligence investigations and continued to discuss terms of the transaction.

      On June 5, 2001, the Special Committee held a telephone conference meeting with representatives of Houlihan Lokey and Bryan Cave LLP to discuss the progress of Houlihan Lokey’s work and the scope of its engagement.

      On June 7, 2001, Messrs. Stolworthy and Joseph visited the offices of SRI International to observe a regular meeting between Lipid management and representatives of SRI International’s project team and met at Lipid’s offices with Dr. Radlick and Barry D. Michaels, Chief Financial Officer of Lipid, to begin discussions of aspects of Lipid’s financial condition and financial projections. On June 8, 2001, Messrs. Stolworthy and Joseph attended a conference call between representatives of Lipid management, and representatives of Houlihan Lokey to discuss Lipid’s financial projections, Lipid’s regulatory strategy and recent events in Lipid’s business; they also met with representatives of Lipid management, including Dr. Radlick and Mr. Michaels, regarding Lipid’s financial projections, regulatory strategies and recent and expected future events in Lipid’s business.

      Throughout early June, the parties continued to conduct due diligence investigations.

      On June 13, 2001, Messrs. Stolworthy and Joseph held a telephone conference call with representatives of Houlihan Lokey in order to receive a report of the progress of Houlihan Lokey’s work to date.

      On June 14, 2001, the NZ Special Committee held a telephone conference meeting, also attended by representatives of Osborn Maledon and Bryan Cave LLP, in order to receive a report from Houlihan Lokey on the status of its work.

      On June 19, 2001, Messrs. Joseph and Stolworthy held a teleconference with Dr. Radlick and representatives of Bryan Cave LLP during which Dr. Radlick made a presentation and answered questions regarding Lipid’s strategy for obtaining FDA approvals for its products.

      On June 19, 2001, Mr. Marlett and Mr. Pope met at the Phoenix offices of Sun NZ to discuss the terms and conditions of the purchase of NZ shares by Lipid.

      On June 28, 2001, the NZ Special Committee met to receive a report from management and NZ’s legal advisors with respect to the terms of the transaction that had been negotiated to date. The Special Committee received a detailed review of the terms and conditions of the merger agreement and escrow agreement, as well as the stock purchase agreement to be entered into between Lipid and Sun NZ. The Special Committee discussed and considered, among other things, strategic and financial aspects of the proposed transaction with Lipid, the proposed terms of the merger, and the results of the business, financial and legal due diligence conducted by NZ management and its legal advisors. See “Recommendations Of The Special Committee Of The Board of Directors of NZ and Reasons for the Merger” on page 34. After this discussion, Houlihan Lokey was invited to the meeting and reviewed with the Special Committee the financial analysis performed by that firm with respect to the proposed merger, as well as their own due diligence investigation with respect to the business of Lipid and NZ. Houlihan Lokey delivered its oral opinion, later confirmed in writing, that the Sun NZ share acquisition and the merger of Lipid into NZ are fair, from a financial point of view, to the public stockholders of NZ, excluding Sun NZ and Lipid. See “The Merger — Opinion of NZ’s Financial Advisor” on page 37.

      The Special Committee then instructed management and its legal advisors to attempt to negotiate certain modifications, which could be waived by the Special Committee, to the merger agreement, including the addition of a condition precedent to the closing that a volume of 250,000 shares of NZ common stock be traded at a minimum price of $6.50 per share for a meaningful period of time before the close of the merger. That condition precedent was sought and obtained in order to assure that those NZ stockholders who did not desire to invest in the business of the surviving corporation have an opportunity to liquidate their holdings of NZ common stock prior to the merger at an acceptable price.

      Later on June 28, 2001, Mr. Stolworthy and a representative of Bryan Cave LLP held a telephone conference with Mr. Marlett to relay the NZ Special Committee’s request to modify the merger agreement as requested at its June 28, 2001 meeting. Mr. Marlett agreed to the requested modifications on behalf of Lipid on the condition that certain other modifications be made to the termination provisions of the merger agreement.

      On June 29, 2001, the NZ Special Committee met by telephone conference to discuss the modifications to the merger agreement proposed by Mr. Marlett on June 28. The Special Committee voted unanimously to approve the proposed merger agreement, to recommend that the stockholders vote for the merger, and to take all actions necessary to complete the merger and the transactions contemplated by the merger agreement, and agreed to submit to the NZ stockholders proposals to become effective upon the completion of the merger. The Special Committee gave this approval on the condition that certain additional non-financial terms proposed by the Special Committee also be included in the merger agreement. The Special Committee then authorized the officers to take all necessary steps to consummate the transaction and execute and deliver definitive agreements with such additional terms.

      On July 2, 2001, representatives of NZ communicated the additional terms requested by the NZ Special Committee in its June 29, 2001, meeting to Mr. Marlett, who agreed to those additional terms on behalf of Lipid.

      On July 2 and 3, 2001, the Board of Lipid held a meeting to consider the merger and purchase of NZ stock from Sun NZ. At that meeting, the Board of Directors of Lipid requested additional minor modifications to the merger agreement. That request was communicated to representatives of NZ by Mr. Marlett. With the approval of the NZ Special Committee, the modifications requested by Lipid’s Board of Directors were accepted and on July 9, 2001, NZ and Lipid executed a definitive merger agreement, Sun NZ and Lipid executed a definitive stock purchase agreement, and NZ, Sun NZ and Lipid executed a definitive escrow agreement.

Recommendations of the Special Committee of the Board of Directors of NZ and Reasons for the Merger

      The merger was considered and reviewed on behalf of NZ by a Special Committee of the Board of Directors comprised of R. Randy Stolworthy, Robert R. Hensler, Jr. and Arnold L. Putterman, who constituted all qualified directors who were unaffiliated with Sun NZ, in compliance with governing Arizona law. This Special Committee oversaw the negotiations and undertook all actions normally undertaken by a Board of Directors with respect to a merger on behalf of NZ.

      The Special Committee of the Board of Directors of NZ believes that the merger of Lipid with and into NZ on the terms contained in the merger agreement will be beneficial to NZ and its stockholders and that the merger consideration to be paid to Lipid stockholders under the merger agreement is fair to NZ stockholders. Accordingly, the Special Committee, at a meeting held on June 29, 2001, unanimously approved the merger and recommended that holders of NZ common stock vote to approve the merger.

      In considering the merger, the Special Committee noted that the merger would offer the NZ stockholders the opportunity to participate in any future growth and profitability of Lipid’s (and consequently, the surviving corporation’s) business.

      In deciding to approve the acquisition of Lipid, the Special Committee considered the items described in the preceding paragraph and a number of other factors, including:

•	historical information concerning NZ’s and Lipid’s respective businesses, financial performance and condition, operations, competitive positions and management;

•	the historic inability of NZ as a real estate holder and lender to generate stockholder value in the form of increased stock price and the potential ability of the surviving corporation, as a medical products company, to generate greater long-term stockholder value through profitable growth of sales of its medical products. When evaluating this potential ability of the surviving corporation, the Special Committee considered the technology owned or licensed by Lipid, the potential market for that technology, applicable regulatory regimes, Lipid’s strategy and the other aspects of Lipid’s business described under “Lipid’s Business” beginning on page 80;

•	the historic lack of liquidity in and absence of an active trading market in NZ common stock as compared with the possibility for a more liquid market for the more broadly-held securities of the surviving corporation;

•	NZ’s and Lipid’s current industries, market and economic conditions, including current financial market conditions and historical market prices, volatility and trading information of NZ common stock which suggested greater growth opportunities for the surviving corporation;

•	the relationship between the market value of NZ common stock and the consideration to be paid by NZ to Lipid stockholders in the merger, along with a comparison of comparable merger transactions which caused the committee to conclude that NZ stockholders would own an appropriate percentage interest in the surviving corporation;

•	the strengthened financial condition of the surviving corporation, considering the infusion of cash from NZ and the expected infusion of cash from the planned orderly disposition of substantially all of NZ’s assets;

•	the positive impact of the merger on NZ’s stockholders for the reasons set forth in the preceding items;

•	the satisfactory results of the due diligence investigations of Lipid conducted by NZ’s management and legal advisors;

•	the terms and conditions of the merger agreement which were deemed customary and appropriate;

•	the effect of the merger on NZ’s employees including the expectation that the surviving corporation will employ NZ’s employees during the period of the orderly disposition of NZ’s assets which is expected to occur over a one- to two-year period following the merger;

•	the strong likelihood that the merger with Lipid could be completed;

•	presentations and advice of NZ’s senior management, financial advisor and legal counsel and advice of the Special Committee’s independent legal counsel;

•	the ability of the Special Committee to accept a superior offer under the terms of the merger agreement; and

•	the ability of the Special Committee to terminate the merger agreement if, during the period commencing on the date this joint proxy statement/prospectus is declared effective by the Securities and Exchange Commission and the effective time of the merger, a volume of 250,000 shares or more of NZ common stock has not traded at a sale price per share of $6.50 or more.

      The Special Committee also considered potentially negative factors relating to the merger, including:

•	the risk and cost associated with the value to be received upon the disposition of substantially all of NZ’s assets;

•	the risk that, despite the efforts of the surviving corporation, key technical and management personnel might not remain employed by the surviving corporation;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the risks associated with Lipid’s business and prospects;

•	the other risks described under the caption “Risk Factors” presented earlier in this joint proxy statement/prospectus; and

•	the purchase by Lipid of 1,505,402 shares of NZ common stock from Sun NZ at a cash price of $8.00 per share and the agreement of Sun NZ to vote all of its NZ shares in favor of the merger.

      The above discussion is not intended to be exhaustive of the factors considered by the Special Committee. Each member of the Special Committee may have considered different factors and may have assigned different relative weights to the factors considered. In addition, the Special Committee did not quantify or reach any specific conclusion with respect to each of the factors considered or any aspect of any particular factor. Instead, the Special Committee conducted an overall analysis of the factors described above.

      Based on the considerations described above, the Special Committee unanimously has approved the merger and recommends that NZ stockholders vote FOR the merger.

Recommendations of the Lipid Board of Directors and Reasons for the Merger

      The Lipid Board of Directors believes that the merger of Lipid with and into NZ on the terms contained in the merger agreement will be beneficial to Lipid and its stockholders and that the merger consideration to be paid to Lipid stockholders under the merger agreement is fair to Lipid. Accordingly, at its special meeting on July 3, 2001, Lipid’s Board of Directors unanimously approved the transaction and recommended that holders of Lipid common stock vote to approve the merger agreement and the transactions contemplated by the merger agreement.

      In considering the merger, Lipid’s Board of Directors noted that the combination of Lipid with NZ would enhance Lipid’s capital base for product development and commercialization and enable Lipid to satisfy certain upcoming license obligations with respect to its products. In this regard, Lipid’s Board of Directors reviewed estimates of the value of NZ’s assets and expected returns if NZ’s assets were sold in an orderly disposition. In addition, Lipid’s Board of Directors noted that NZ’s status as a company whose securities are publicly traded would increase the visibility of Lipid’s business, which could be helpful in further developing and commercializing Lipid’s products.

      In deciding to approve the acquisition of Lipid, the Lipid directors considered the items described in the preceding paragraph and a number of other factors, including:

•	the Lipid Board of Directors’ assessment of the historical information concerning NZ’s and Lipid’s respective businesses, financial performance and condition, operations, competitive positions and management;

•	NZ’s and Lipid’s current industries, market and economic conditions, including current financial market conditions and historical market prices, volatility and trading information of NZ common stock;

•	the Lipid Board of Directors’ assessment of the relationship between the market value of NZ common stock and the exchange ratio of 1.55902 shares of surviving corporation common stock for each share of Lipid common stock;

•	the improved financial condition of Lipid, considering the infusion of NZ’s cash and the expected future infusion of cash from the orderly disposition of NZ’s assets;

•	the results of the due diligence investigations of NZ conducted by Lipid’s management and advisors;

•	the terms and conditions of the merger agreement, including the fact that four directors of Lipid Phil Radlick, Ph.D., Christopher A. Marlett, Bill E. Cham, Ph.D. and Gary S. Roubin, M.D., Ph.D., will be appointed to the surviving corporation’s Board of Directors;

•	the impact of the merger on Lipid’s stockholders and employees, specifically the liquidity of their shares and shares issuable upon exercise of their options;

•	the strong likelihood that the merger would be completed; and

•	presentations and advice of Lipid’s senior management, financial advisor and legal counsel.

      The Lipid Board of Directors also considered potentially negative factors relating to the merger, including:

•	the risk associated with any downward movement in the price of NZ common stock prior to the closing of the merger;

•	the risk that the orderly disposition of NZ’s assets will not generate sufficient proceeds to adequately fund the surviving corporation’s business for a sufficient period of time;

•	the risk that the merger will not be approved by the stockholders of NZ and Lipid;

•	the risk that Lipid will have to pay NZ up to $650,000 if the merger agreement is terminated based on a breach or non-performance of the merger agreement;

•	the risk that Lipid will have to pay Sun NZ a termination fee of up to $500,000 if the stock purchase agreement is terminated based on Lipid’s breach;

•	the risk that Sun NZ will not perform under the stock purchase agreement;

•	the expense to Lipid to purchase shares of NZ common stock owned by Sun NZ under the stock purchase agreement;

•	the risk that the surviving corporation will be required to issue a significant amount of additional shares of its common stock pursuant to the rights granted to NZ stockholders, thereby diminishing the ownership percentage of Lipid stockholders in the surviving corporation;

•	the risk that the potential benefits sought in the merger might not be fully realized, such as achieving greater financial strength, better access to capital markets and greater growth potential;

•	the risk of operating as an Arizona corporation, which has different corporate laws than those of Delaware relating to anti-takeover provisions, anti-greenmail provisions and limitations on the right of majority stockholders to take certain actions; and

•	the fact that certain members of Lipid’s management and Board of Directors may have interests in the merger in addition to the interests of the other Lipid stockholders.

      The above discussion is not intended to be exhaustive of the factors considered by the Lipid Board of Directors. Each member of the Lipid Board of Directors may have considered different factors and may have assigned different relative weights to the factors considered. In addition, the Lipid Board of Directors did not quantify or reach any specific conclusion with respect to each of the factors considered or any aspect of any particular factor. Instead, the Lipid Board of Directors conducted an overall analysis of the factors described above.

      Based on the considerations described above, the Lipid Board of Directors unanimously has approved the merger agreement and recommends that Lipid stockholders vote FOR the merger agreement and the transactions contemplated by the merger agreement.

Opinion of NZ’s Financial Advisor

      The Special Committee of NZ’s Board of Directors retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to act as its financial advisor in connection with the Sun NZ share purchase and the merger of Lipid into NZ. In connection with its engagement, NZ requested that Houlihan Lokey render an opinion to the Special Committee of the NZ Board of Directors as to the fairness of the merger and Sun NZ share purchase contemplated by the merger agreement and stock purchase agreement described above, from a financial point of view, to the public stockholders of NZ. Houlihan Lokey was not retained to give advice with respect to the fairness of the merger or the Sun NZ share purchase to Sun NZ and Lipid. The Special Committee of the NZ Board of Directors retained Houlihan Lokey based upon Houlihan Lokey’s significant experience in the valuation of businesses and their securities in connection with acquisitions, liquidations and similar transactions, especially with respect to real estate and medical science companies. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services in connection with mergers and acquisitions, leveraged buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings, and private placements of debt and equity securities.

      On June 28, 2001, at a meeting of the Special Committee of the NZ Board of Directors held to evaluate the proposed merger, Houlihan Lokey rendered to the Special Committee of the NZ Board of Directors its oral opinion, which opinion was confirmed by delivery of a written opinion dated July 9, 2001, to the effect that, as of July 9, 2001 and based on and subject to the matters described in the opinion, the merger and Sun NZ share purchase contemplated by the merger agreement and stock purchase agreement was fair, from a financial point of view, to the public stockholders of NZ, excluding Sun NZ and Lipid. Notwithstanding the foregoing, the Houlihan Lokey opinion does not constitute a recommendation to any stockholder of NZ or Lipid as to how it should vote at the annual meeting or the special meeting, as the case may be, with respect to the merger or otherwise. Furthermore, Houlihan Lokey is under no obligation to update the Houlihan Lokey opinion to the date of the annual meeting or otherwise.

      A copy of the Houlihan Lokey opinion, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/ prospectus. The summaries of the Houlihan Lokey opinion contained in this joint proxy statement/ prospectus are qualified in their entirety by reference to the full text of the Houlihan Lokey opinion. You are urged to, and should, read the Houlihan Lokey opinion carefully and in its entirety.

      As compensation to Houlihan Lokey for its services in connection with the merger, NZ agreed to pay Houlihan Lokey a retainer fee of $112,500 upon signing of the engagement letter between NZ and Houlihan Lokey, an additional fee of $112,500 upon Houlihan Lokey’s rendering of its opinion to the

Special Committee of the NZ Board of Directors and an additional fee of $150,000 payable upon closing of the merger. In addition to the foregoing, NZ also has agreed to pay Houlihan Lokey’s expenses in connection with rendering its opinion. No portion of the compensation to Houlihan Lokey is contingent upon the conclusions reached by Houlihan Lokey in its opinion. NZ also has agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under federal securities laws, arising out of the engagement of Houlihan Lokey.

      Houlihan Lokey did not, and was not requested by NZ, the Special Committee of the NZ Board of Directors or any other person to solicit third-party indications of interest in acquiring all or any part of NZ or Lipid or to make any recommendations as to the form or amount of consideration to be paid by NZ or Lipid in connection with the merger or Sun NZ purchase, which consideration was determined through negotiations between NZ, Lipid and Sun NZ. Houlihan Lokey’s opinion does not address:

•	NZ’s underlying business decision to effect the merger transaction;

•	the form of consideration to be received in connection with the merger or Sun NZ share purchase;

•	the structure of the merger or Sun NZ share purchase;

•	the tax, legal or other non-financial aspects of the merger or Sun NZ share purchase including, but not limited to, the tax or legal consequences to NZ or any of its stockholders;

•	NZ’s or Lipid’s ability to successfully execute its strategic business plan following the merger or Sun NZ share purchase (including, but not limited to, its ability to sell the NZ assets or receive requisite regulatory approvals, funding or market acceptance of the Lipid technologies); or

•	the fairness of any aspect of the merger or Sun NZ share purchase not expressly addressed in the Houlihan Lokey opinion.

      Furthermore, at the request of the Special Committee of the NZ Board of Directors, Houlihan Lokey did not negotiate the merger or advise NZ or the Special Committee of the NZ Board of Directors with respect to alternatives to the merger.

      In arriving at its opinion, Houlihan Lokey:

•	met with certain members of the senior management of NZ and Lipid to discuss the operations, financial condition, future prospects and projected operations and performance of NZ and Lipid;

•	visited certain facilities and business offices of NZ and Lipid;

•	reviewed the Certificate of Incorporation of Receptor Sciences, Inc. (predecessor to Lipid) dated May 21, 1999;

•	reviewed the Bylaws of Receptor Sciences, Inc. (predecessor to Lipid) dated May 21, 1999;

•	reviewed the Certificate of Amendment of Certificate of Incorporation of Receptor Sciences, Inc. (predecessor to Lipid), in which the name of the corporation was changed to Lipid Sciences, Inc., dated December 23, 1999;

•	reviewed a copy of a confidential business summary of Lipid prepared by Lipid’s management;

•	reviewed quarterly financial projections for Lipid prepared by Lipid’s management (including an income statement, balance sheet and statement of cash flow) for the fiscal years ending December 31, 2001 through 2005;

•	reviewed an internally-prepared detailed operating expense summary for Lipid for the fiscal year ending December 31, 2000 and for the period of January 1, 2001 through April 30, 2001;

•	reviewed the audited financial statements for Lipid for the period from its inception (May 21, 1999) to December 31, 2000;

•	reviewed a presentation given by Mr. Thomas Low, a director at SRI International, to the Board of Directors of Lipid delivered on March 31, 2000;

•	reviewed various documents pertaining to the nature and ownership of the intellectual property of Lipid;

•	reviewed the execution form of the merger agreement;

•	reviewed the execution form of the stock purchase agreement;

•	reviewed the execution form of the Escrow Agreement by and among Lipid, Sun NZ, NZ, and Continental Stock Transfer and Trust Company;

•	reviewed the draft joint proxy statement/prospectus of NZ and Lipid dated July 5, 2001;

•	reviewed NZ’s annual reports to stockholders and on Form 10-K for the fiscal year ended December 31, 2000 and quarterly reports on Form 10-Q for the one quarter ended March 31, 2001, which NZ’s management has identified as being the most current financial statements available;

•	reviewed forecasts and projections prepared by NZ’s management with respect to NZ for the year ending December 31, 2001;

•	reviewed a Schedule of New Mexico and Arizona Land Yearly Sales Totals which was prepared by the management of NZ;

•	reviewed the Synopsis of NZ’s Mineral Rights dated February 23, 2001, which was prepared by the management of NZ;

•	reviewed the Liquidation Values of NZ’s Historical Assets, a Re-Statement dated November 17, 2000, which was prepared by the management of NZ;

•	reviewed the historical market prices and trading volume for NZ’s publicly traded securities;

•	reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to NZ and Lipid, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the merger; and

•	conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate in arriving at its opinion.

      Introduction To Houlihan Lokey’s Fairness Analysis. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the Houlihan Lokey opinion, which is attached as Annex B to this joint proxy statement/prospectus. You are urged to read the full text of the Houlihan Lokey opinion carefully and in its entirety.

      In order to render its opinion, Houlihan Lokey determined the enterprise equity values (the value of the enterprise from the perspective of a controlling stockholder minus any interest bearing debt of the enterprise) of both Lipid and NZ using methodologies Houlihan Lokey deemed appropriate.

      Determination Of Enterprise Equity Value Of Lipid. In determining the estimated enterprise equity value of Lipid, Houlihan Lokey was unable to utilize most traditional valuation methodologies because Lipid is an early-stage company that has generated no revenue to date. Furthermore, based on projections from Lipid’s management, Lipid is not expected to begin to generate revenue before January 2003, and it will continue to have a high level of expenses through the first date of revenue generation and thereafter. Furthermore, the generation of any revenue is highly risky due to the dependence on the success of its products in clinical trials and approval by regulatory agencies. Thus, the only traditional valuation methodology utilized by Houlihan Lokey in its analysis of Lipid was the income approach.

      Income Approach. Specifically, Houlihan Lokey utilized the discounted cash flow method, a form of the income approach, to determine the fair market value of Lipid. Houlihan Lokey applied a discount rate to projected future cash flows of Lipid to arrive at Lipid’s present value. The discount rate utilized was intended to reflect the risks of ownership and the associated risks of realizing the stream of projected future cash flows of Lipid. Houlihan Lokey relied on projections of Lipid’s management through year

2005, which projections anticipated that Lipid would not begin product sales and recognize revenue until 2003. Houlihan Lokey determined the appropriate discount rate that should be applied based on required rates of return used by venture capitalists when analyzing investments in early stage companies and the specific risks inherent to Lipid’s business model, with consideration also given to the costs of capital of groups of comparable public companies, each as described below. Houlihan Lokey utilized these rates of return because Lipid is an early stage company with no revenues to date. Therefore, Houlihan Lokey utilized the rate of return required by venture capitalists in its analysis to provide an indication of the expectations as to return on money invested that an investor would require to invest in a new company without revenues.

      In addition, Houlihan Lokey reviewed certain financial information of four categorized tiers of publicly traded comparable companies selected solely by Houlihan Lokey: dialysis companies, larger medical device companies, smaller medical device companies and clinical trial drug companies.

•	Dialysis Tier — Dialysis can be considered comparable to Lipid’s device as both are methods of cleaning blood; however, the market for dialysis services is not as large as the target market for Lipid’s device. Furthermore, dialysis is an established technology, so the discount rates for these companies would not reflect the risk of a new technology like that of Lipid. This tier included Aksys, Ltd., Fresenius Medical Care AG and Minntech Corporation.

•	Larger Medical Devices Tier — These companies are large, established, mature companies with proven technologies and products on the market. This tier included C.R. Bard, Inc., Baxter International, Inc., Boston Scientific Corporation, Edwards Lifesciences Corp., Guidant Corporation, Johnson & Johnson and Medtronic, Inc.

•	Smaller Medical Devices Tier — These companies are comparable to Lipid today, due to their lack of profitability and early stage of development. This tier included Micro Therapeutics, Inc., Novoste Corporation, Radiance Medical Systems, Inc., Thoratec Corporation and Vasogen, Inc.

•	Clinical Trial Drug Tier — These companies are in clinical trials similar to that of Lipid. Therefore, their discount rates should reflect the risk of a new technology. However, many of these companies have multiple drug candidates targeting various markets and at various stages of clinical trials. This tier included Alexion Pharmaceuticals Inc., COR Therapeutics, Inc., CV Therapeutics, Inc. and AtheroGenics, Inc.

      Houlihan Lokey calculated a value for Lipid, as of the last period for which projections were available, for its discounted cash flow model by capitalizing (converting income generated into value) final period revenues and EBITDA using ratios of enterprise value to revenue multiples of 2.5x to 3.5x and enterprise value to EBITDA multiples of 6.5x to 7.5x. These multiples were determined by an analysis of the publicly held companies described in the four tiers above, based on recent publicly available information at the time.

      In order to determine the discount rate utilized, Houlihan Lokey analyzed the various risks inherent in the success of Lipid’s business, including technology risk, market risk, regulatory risk and reimbursement risk (as further described below). Houlihan Lokey also analyzed Lipid’s technology and the size of and issues related to the markets that Lipid intends to serve. In that analysis, Houlihan Lokey determined that Lipid’s business presents significant risks, including, but not limited to, the risk that:

•	successful animal studies may not translate into successful human therapies;

•	plaque regression seen in animal models may not occur in humans;

•	lipid apheresis, the foundation on which Lipid’s technology is premised, may be harmful to humans;

•	the device, procedures or treatment utilized by Lipid may not meet the FDA standards or requirements;

•	the solvents used by Lipid may be toxic to humans;

•	manufacturing costs for Lipid’s device and/or the disposable cassette that is used in treatments may be greater than currently anticipated by Lipid’s management;

•	the intellectual property utilized by Lipid may not be adequately protected or protectable;

•	the market may disapprove of extracorporeal blood processing for the removal of lipids, a process utilized in Lipid’s current products under development;

•	cardiologists may not utilize Lipid’s products; and

•	the Lipid device and/or procedure may not be reimbursed by Health Care Financing Administration, the agency that administers Medicare and Medicaid.

      Houlihan Lokey also weighed the risks associated with Lipid’s proposed products and business plan against the potential market which Lipid intends to serve, the cardiovascular market. Houlihan Lokey considered the size of the market (the number of persons affected by atherosclerosis), and the primary acute, primary, secondary and drug treatments for atherosclerosis and the relative sizes of the markets for those treatments.

      Based on the foregoing considerations, Houlihan Lokey utilized its discounted cash flow model to determine that the enterprise value for Lipid, using a terminal value based on capitalized revenues, was between $130 million and $190 million, and, using a terminal value based on capitalized EBITDA, was between $150 million and $180 million. Because the merger and Sun NZ share purchase applies an enterprise value to Lipid of approximately $127.5 million, Houlihan Lokey determined that the value implied for Lipid in the merger and Sun NZ share purchase was not unreasonable.

      Other Analyses. In addition to the discounted cash flow analysis, Houlihan Lokey evaluated the valuations (before and after financings) of 18 companies deemed to be comparable to Lipid that had recently obtained venture capital financing. In determining the comparability of such transactions, Houlihan Lokey considered the target population for the drug or device being developed (both for similarities of the target population and the size of such market) as well as the stage of development that each company was in at the time the financing was obtained. Our initial search yielded 450 companies of which we analyzed 18 potentially comparable companies. We focused on the three most analogous companies, Aksys, AtheroGenics and Esperion Therapeutics, as they all have the ability to address the cardiovascular market and possess a pipeline of targets that address alternative markets. Houlihan Lokey also evaluated the post-initial public offering valuations of seven companies deemed comparable to Lipid that had conducted initial public offerings in the last four years. Each company had the characteristics of addressing a large market such as cardiovascular disease, cancer, HIV therapy, pain or other chronic diseases, had at least one product candidate in clinical trials and did not already have a product or service available in the marketplace. These seven companies include Adolor Corp., Allos Therapeutics Inc., AtheroGenics Inc., Cell Therapeutics Inc., Inspire Pharmaceuticals Inc., Telik Inc., and Versicor Inc. Houlihan Lokey utilized the rate of return required by venture capitalists in its analysis to provide an indication of the expectations as to return on money invested that an investor would require to invest in a new company without revenues. Houlihan Lokey’s analysis indicated that the implied valuation of Lipid in the merger and Sun NZ share purchase was not unreasonable relative to (1) the post-financing valuations of other early-stage companies with similar lines of business following private equity investments and (2) the post-initial public offering valuations of other early-stage companies with similar lines of business.

      Determination Of Asset Liquidation Value Of NZ Corporation. In order to determine the estimated equity value of NZ, Houlihan Lokey primarily used the following methodologies:

•	a net asset value approach;

•	an income approach;

•	management estimates; and

•	prior transactions including prior sales.

Different methodologies were applied to different types of assets in order to reflect the most accurate value of the NZ assets in liquidation. Additionally, the Special Committee of NZ’s Board of Directors advised Houlihan Lokey to assume, where appropriate, that NZ is in an orderly liquidation mode (as opposed to a forced liquidation under distressed conditions) and the cash flows are derived from the liquidation of assets rather than continuing operations.

Summary of NZ Asset Liquidation Values

	Concluded Range of
	Net Asset Values

Asset Group	Low	High

	(amounts in
	millions)

Industrial Properties (1)	$16.9	$18.3

Loan Portfolio (2)	26.5	26.7

Howard Johnson Hotel (3)	1.1	1.4

Recreational Lot Holdings (4)	4.6	6.8

Other Rural Properties (5)	2.1	2.9

Development Properties (6)	1.7	1.8

Undeveloped Urban Properties (7)	0.3	0.7

Seven Canyons Project (8)	12.7	12.7

Other Notes Receivable (9)	8.9	10.1

Mineral Rights (10)	0.5	7.0

Total Net Asset Value	75.3	88.4

Less estimated debt and deferred taxes:	(21.9)	(22.6)

Total Equity Value	53.4	65.8

(1)	Industrial Properties. Houlihan Lokey derived an indication of the range of enterprise value for NZ’s industrial properties by:

•	applying capitalization rates to each of the properties’ adjusted net operating income for the twelve months ended March 31, 2001;

•	applying capitalization rates to each of the properties’ projected adjusted net operating income for the fiscal year ended December 31, 2001;

•	applying a portfolio discount (a valuation discount applied to a portfolio of real estate holdings as opposed to a single asset) to the net asset value of the industrial properties; and

•	assuming an orderly liquidation of the industrial properties and applying transaction costs on the net asset value of the industrial properties.

Houlihan Lokey utilized publicly available information regarding capitalization rates exhibited in the First Quarter 2001 Korpacz Real Estate Investor Survey and the Winter 2000-2001 Real Estate Outlook by Cushman & Wakefield, Inc. and The Appraisal Institute.

Houlihan Lokey used NZ’s internal net operating income projections, applied a range of capitalization rates of between 11 percent and 13.5 percent to the net operating income, assumed a portfolio discount to the net asset value of the industrial properties estimated by Houlihan Lokey to be appropriate, and assumed transaction costs of three percent over a two-year time horizon to liquidate the industrial properties.

(2)	Loan Portfolio. Houlihan Lokey utilized cash flow projections provided by NZ’s management for its loan portfolio. The cash flows from the loan portfolio were discounted using rates of 13 percent to 25 percent based on the risk determined by Houlihan Lokey associated with the individual loans. A further portfolio discount of ten percent was then applied to be conservative and to reflect the additional return that would be required by a portfolio purchaser of the loans.

(3)	Howard Johnson Hotel. Houlihan Lokey utilized cash flow projections provided by management for NZ’s Howard Johnson Hotel covering fiscal years 2001 through 2010. The net operating income was discounted at a rate considering appropriate relevant factors for the hotel and real estate market.

(4)	Recreational Lot Holdings. NZ owns thousands of acres in various areas of Arizona and New Mexico. NZ subdivides the land and sells this subdivided land as lots. Houlihan Lokey used NZ’s historical sales prices as an indication of the value for the remaining land and assumed that the best lots were sold first. Houlihan Lokey also used the estimates of NZ’s management of what the land could be sold for in one bulk sale.

(5)	Other Rural Properties. NZ owns other land that is not part of the recreational lot program. Houlihan Lokey used management’s estimate that the land can be sold for $35 to $50 per acre.

(6)	Development Properties. NZ owns property located at the Northwest corner of Menaul and Broadway in Albuquerque, New Mexico. The property is subdivided into lots and is currently listed. NZ has received signed letters of intent to purchase four of the 13 lots. The value of the property was estimated using two alternative methodologies. First, the value was estimated assuming the lots were sold individually over a reasonable period of time. Second, the value was estimated assuming the remaining lots were sold collectively at one time.

(7)	Undeveloped Urban Properties. NZ owns 310 acres located in Las Cruces, New Mexico. The value of the property was estimated by discounting the asking price by 50 percent due to the lack of assurance that NZ will be able to locate a suitable buyer for the property within a reasonable period of time.

(8)	Seven Canyons Project. This project, which is approved for an 18-hole golf course and 300 two-bedroom timeshare units, was sold in early June 2001. NZ Corporation has received $6.6 million in cash less closing costs and a $6.5 million 6-year note. As this transaction was a negotiated transaction by NZ with an unrelated party, Houlihan Lokey valued the six-year note at its face.

(9)	Other Notes Receivable. NZ has notes receivable from historical operations as well as prior sales of the recreational lot holdings. The total book value of these notes totals $11.2 million. Management of NZ believes that if the notes were sold to a financial institution, there would be a maximum of a ten percent discount placed on the face value of the notes receivable. Houlihan Lokey assumed a ten percent to 20 percent discount.

(10)	Mineral Rights. NZ owns over one million acres of mineral rights in Arizona, New Mexico, Colorado, and Oklahoma, including small working and royalty interests in oil and gas wells. Approximately, 6,100 of the mineral acres are leased to others for possible development of limestone, clay and uranium. Management of NZ recently conducted a liquidation valuation of its mineral rights. Houlihan Lokey relied on this estimate to determine the range of values.

      Based on the foregoing valuation methodology results, Houlihan Lokey determined that NZ’s total equity value was $53.4 million to $65.8 million. Because the merger and Sun NZ share purchase implies an equity value to NZ of approximately $54.5 million, Houlihan Lokey determined that the value assigned to NZ in the merger and Sun NZ share purchase was not unreasonable.

      Conclusions And Overall Assumptions And Qualifications. Based upon the foregoing analyses, Houlihan Lokey concluded that the merger and Sun NZ share purchase contemplated by the merger agreement and stock purchase agreement are fair, from a financial point of view, to the public stockholders of NZ, excluding Sun NZ and Lipid.

      The opinion of Houlihan Lokey is based on the business, economic, market and other conditions as they existed as of July 9, 2001. In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial information provided to Houlihan Lokey by NZ and Lipid was reasonably prepared and reflected the best currently available estimates of the financial results and condition of NZ and Lipid. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it and Houlihan Lokey does not assume responsibility for such accuracy or completeness. Houlihan Lokey has further assumed that there were no material changes or inaccuracies in the information provided to Houlihan Lokey from the date it was originally provided to Houlihan Lokey to the date of its opinion. Other than as set forth in its opinion and detailed above, Houlihan Lokey did not make any physical inspection or independent appraisal of the properties or assets of NZ or Lipid in preparing its opinion.

      The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its opinion and is not a complete description of all the analysis conducted or advice rendered by Houlihan Lokey to the respective Boards of Directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is, therefore, not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of its analyses could create an incomplete view of the processes underlying the analyses set forth in its opinion. In its analysis Houlihan Lokey made numerous assumptions with respect to Lipid, NZ, industry performance, general business, economic market and financial conditions and other matters, many of which are beyond the control of NZ or Lipid. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Accounting Treatment

      For financial reporting purposes, the merger is reflected as the acquisition by Lipid of the shares of NZ common stock, at the value of those shares immediately before the merger was announced, as adjusted for the contingent issuance of the additional merger shares. The merger will be accounted for as a purchase. Lipid will become the continuing reporting entity and the financial statements of Lipid will incorporate the results of NZ from the date of consummation of the merger. NZ will cease to be a separate accounting entity at the date of the merger and NZ’s financial statements prior to the merger will be those of Lipid.

Interests of Certain Persons in the Merger

      In considering the recommendations of the Special Committee of the Board of Directors of NZ and the Board of Directors of Lipid that their respective stockholders vote in favor of the merger agreement and the transactions contemplated by the merger agreement, stockholders should be aware that some of the directors and executive officers of NZ and Lipid have interests in the merger that are different from, or are in addition to, the interests of their respective stockholders. The Special Committee of the Board of Directors of NZ and the Board of Directors of Lipid were aware of, and considered, these interests in approving the merger agreement and the transactions contemplated by the merger agreement.

      The Surviving Corporation Board Of Directors And Officers. It is a condition to the merger that the current directors of NZ resign and that Messrs. Christopher A. Marlett, Phil Radlick, Bill E. Cham, Gary S. Roubin, all of whom are current directors of Lipid, William A. Pope, who is currently a director of NZ, and Frank M. Placenti, who is a partner of the law firm of Bryan Cave LLP, which represents NZ and Sun NZ in connection with the merger, be elected to the Board of Directors of the surviving corporation to begin their terms of office immediately following the effective time of the merger. In addition, as a condition to the merger, seven current officers of Lipid will continue to serve in their respective capacities as officers of the surviving corporation. Consequently, the current Lipid directors and officers, if they act together, will have effective control of the business and affairs of the surviving corporation. It is expected that the surviving corporation will enter into employment agreements with Messrs. R. Randy Stolworthy and Jerome L. Joseph, currently officers of NZ, following the merger in order to assist with the orderly disposition of substantially all of the assets of NZ.

      Mr. Marlett, the Chairman of the Board of Directors of Lipid, is a manager and majority owner of MDB Capital Group, LLC, an affiliate of which owns approximately 30% of the outstanding stock of Lipid. In July 2001, Lipid entered into an engagement letter with MDB Capital Group that commits Lipid to pay MDB Capital Group a 5% advisory fee based on the cash and cash equivalents of the surviving corporation immediately after the merger as compared to Lipid’s cash and cash equivalents immediately prior to the merger, sales of NZ assets during the two-year period after the closing of the merger, the assets of the surviving corporation on the two-year anniversary of the merger and the net operating income of the surviving corporation derived from NZ assets during the two-year period after the closing of the merger. Because the amount of the advisory fee is based on the value of assets owned by the surviving corporation on future dates, future sales prices for NZ assets and future operating income derived from NZ assets, the potential amount of the advisory fee which Lipid will be obligated to pay MDB Capital Group if the merger closes cannot be quantified at this time. Lipid is also required to reimburse MDB for its expenses.

      Lipid has entered into a consulting agreement with Aruba International PTY, Ltd., a company controlled by Dr. Cham, a director of Lipid, that requires Lipid to pay Aruba approximately $138,000 a year. Under the terms of the agreement, Dr. Cham has committed to provide consulting services to Lipid and Lipid may convert the agreement to an hourly arrangement.

      Sun NZ Voting Agreement And Proxy. Lipid has entered into a stock purchase agreement with Sun NZ, pursuant to which Sun NZ has agreed to sell, immediately prior to the merger, 1,505,402 shares of its NZ common stock to Lipid at a cash price per share of $8.00. These shares will be canceled immediately after the completion of the merger. Lipid and Sun NZ entered into the stock purchase agreement as a result of Lipid’s desire that Sun NZ’s holdings in the surviving corporation be reduced and Sun NZ’s desire to liquidate a portion of its shares of NZ common stock. The $8.00 purchase price was determined as a result of arms-length negotiations between Lipid and Sun NZ.

      Sun NZ also has agreed to vote its shares of NZ common stock in favor of the approval of the merger, the proposals set forth in this joint proxy statement/ prospectus and any other transaction proposed by NZ and to vote its shares of NZ common stock against any proposal that would result in a material breach by Sun NZ under the stock purchase agreement or NZ under the merger agreement and any proposal for an extraordinary transaction with respect to NZ, including a merger other than the merger described in this joint proxy statement/ prospectus or a sale of a material amount of the assets of NZ. In addition, Sun NZ has agreed to grant to Lipid an irrevocable proxy to vote its shares of NZ common stock in a manner consistent with the preceding sentence. The stock purchase agreement also provides for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements. One of NZ’s directors, William A. Pope, is the President of the managing member of Sun NZ. The Chairman of NZ’s Board of Directors, Stephen E. Renneckar, is the Vice President, Secretary and a director of the managing member of Sun NZ. For a more detailed description of the terms of the stock purchase agreement, see page 63.

      Stock Options. Lipid’s executive officers and directors, other than Mr. Marlett and Dr. Cham, hold options to acquire shares of Lipid common stock. At the effective time, all such options, whether or not exercisable, will be converted into and become rights with respect to surviving corporation common stock, and the surviving corporation will assume each such option in accordance with its terms and the stock option agreement by which it is evidenced. At July 31, 2001, the directors and executive officers of Lipid collectively held options, whether or not then exercisable, to acquire a total of 1,800,000 shares of Lipid common stock at a weighted average exercise price of $4.47 per share.

Directors and Officers Indemnification and Insurance

      The surviving corporation will, upon completion of the merger, indemnify anyone who was a director, officer or employee of Lipid, to the fullest extent permitted by applicable law, against any liabilities and expenses relating to any acts or omissions in those capacities at or before the completion of the merger, to the same extent provided in Lipid’s Certificate of Incorporation or Bylaws.

      During the six years after the effective date of the merger agreement, the surviving corporation also will be obligated to maintain directors and officers insurance with coverage, maximum limits and deductions similar to or better than those provided under NZ’s current directors and officers policy, with an insurance carrier with a Best rating equal to or better than that of NZ’s carrier immediately prior to the effective date of the merger agreement.

Certain Federal Income Tax Consequences

      The following is a summary of the material United States federal income tax consequences of the merger to U.S. holders of Lipid common stock that exchange such stock for surviving corporation common stock pursuant to the merger, and to U.S. holders of NZ common stock who receive rights to potentially receive additional shares of surviving corporation common stock. This summary addresses only such stockholders who hold their Lipid common stock as a capital asset and will hold surviving corporation common stock received in exchange therefor, or any right received, as a capital asset. The following summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations thereunder, judicial decisions and current administrative rulings in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this summary. The summary also is based upon certain assumptions, representations and covenants, including those contained in certificates of officers of Lipid and NZ expected to be executed as of the completion of the merger.

      This summary is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger or the receipt of rights. In addition, this summary does not address all United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as rules relating to financial institutions, tax-exempt organizations, insurance companies, dealers in securities, non-U.S. holders, stockholders who hold Lipid or NZ common stock as part of a straddle, hedge, constructive sale, or conversion transaction, or stockholders who acquired their Lipid or NZ common stock pursuant to the exercise of employee stock options or otherwise as compensation. This summary, moreover, does not address any non-income tax or any foreign, state, or local tax consequences of the merger or the receipt of rights. Accordingly, stockholders are strongly urged to consult with their own tax advisors to determine the particular United States federal, state, local or foreign income or other tax consequences of the merger, or the receipt of rights, in their particular circumstances.

      For purposes of this summary, the term “U.S. holder” means a holder of Lipid or NZ common stock that is (1) a citizen or resident of the United States, (2) a corporation or partnership created in or organized under the laws of the United States or any of its political subdivisions, (3) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (a) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (b) the trust was in existence on August 20, 1996, and properly elected to be treated as a United States person. A “non-U.S. holder” is a holder of Lipid or NZ common stock that is not a U.S. holder.

      It is a condition to the merger that Lipid receive from its special tax counsel, Graubard Miller, an opinion, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to the registration statement related to this joint proxy statement/ prospectus. Such opinion provides to the effect that, for United States federal income tax purposes:

•	the merger will constitute a “reorganization” within the meaning of section 368(a) of the Code;

•	no gain or loss will be recognized by a holder of Lipid common stock who exchanges his, her or its shares of Lipid common stock for surviving corporation common stock pursuant to the merger;

•	the aggregate tax basis of the surviving corporation common stock received by a holder of Lipid common stock pursuant to the merger will be equal to the aggregate tax basis of the Lipid common stock surrendered in the merger;

•	the holding period for capital gains determinations of the surviving corporation common stock received by a holder of Lipid common stock pursuant to the merger will include the holding period of the Lipid common stock surrendered in the merger, if the surrendered Lipid common stock is held as a capital asset at the time of the merger;

•	a holder of Lipid common stock who receives cash upon valid exercise of dissenters’ rights generally will recognize taxable capital gain or loss, if any, equal to the difference between the amount of cash received by such holder of Lipid common stock and his, her or its tax basis in the shares of Lipid common stock deemed to be sold, assuming such common stock is held as a capital asset at the time of the merger; and

•	no gain or loss will be recognized by Lipid as a result of the merger.

      The opinion to be delivered at closing will assume the absence of certain changes in the existing facts and will rely on assumptions, representations and covenants made by Lipid, NZ and others, including those contained in certificates of officers of Lipid and NZ. If any of these factual assumptions are inaccurate, the tax consequences of the merger could differ from those described above. The opinion regarding the tax-free nature of the merger neither binds the Internal Revenue Service nor precludes the Internal Revenue Service from adopting a contrary position. Neither Lipid nor NZ intends to obtain a ruling from the Internal Revenue Service with respect to the tax consequences of the merger. If the merger is not treated as a “reorganization” within the meaning of section 368(a) of the Code, then each holder of Lipid common stock would recognize gain or loss equal to the difference between the fair market value of the surviving corporation common stock received and such holder’s tax basis in the Lipid common stock surrendered in exchange therefor.

      There are no Code provisions, Internal Revenue Service rulings, or judicial decisions that deal directly with the tax consequences of a right of the type that is being issued to NZ stockholders to potentially receive additional shares of surviving corporation common stock. As a result, those tax consequences are not free from doubt. NZ believes, however, that the NZ stockholders should not realize income as a result of the issuance of those rights, either at the time the rights are issued or at the time the additional surviving corporation shares are issued, because the rights constitute a distribution made by the surviving corporation “to its shareholders with respect to its stock” within the meaning of Section 305 of the Code or, alternatively, the transaction constitutes a tax-free recapitalization within the meaning of Section 368(a)(1)(E) of the Code.

      If the issuance of the rights are treated as a Section 305 transaction, the determination of a stockholder’s tax basis in the stock with respect to which the right is issued, the original share, and in the right itself will depend upon whether the fair market value of a right at the time it is issued is at least 15 percent of the fair market value of the original share. If it is, then a stockholder’s tax basis in the original share and the right will be determined by allocating the stockholder’s tax basis in the original share immediately before the issuance of the right between the original share and the right in proportion to their relative fair market values. If the fair market value of a right at the time it is issued is less than 15 percent of the fair market value of the original share, then the stockholder’s tax basis in the right will be zero, unless the stockholder elects to allocate his or her tax basis in the original share between such original share and the right in proportion to their relative fair market values. That election must be made by attaching a statement to the stockholder’s tax return for the taxable year in which the rights are issued, and the election once made is irrevocable. If the transaction is treated as a recapitalization under Section 368(a)(1)(E) of the Code instead of as a distribution of rights under Section 305, the results should be the same as described above, except that the special rule that would be pertinent if the fair market value of a right were less than 15 percent of the fair market value of the original share will not apply.

      If additional shares are ultimately issued with respect to a right, (i) a stockholder’s tax basis in the additional shares will be equal to his or her tax basis in the right with respect to which the additional shares were issued (which as discussed above may be zero), and (ii) a stockholder’s tax basis in the original shares will be determined as discussed above. If the rights expire worthless, any tax basis allocated to the rights will revert to the original share and a stockholder’s tax basis in the original share will be the same as it would have been if the rights had never been issued. If a stockholder sells one or more shares of original shares within 24-months of the effective time of the merger, and the right or rights acquired with respect to such original shares are therefore forfeited, the tax basis, if any, that was allocated to the right will revert back to the shares of original shares and will be taken into account in determining the gain or loss realized by the stockholder on the sale of those original shares. For purposes of determining whether a stockholder’s gain or loss on the sale of either original shares or additional shares is long-term or short-term capital gain, a stockholder’s holding period for original shares will be unaffected by the issuance of the rights, and a stockholder’s holding period for additional shares will begin at the time the additional shares are issued to the stockholder.

      BECAUSE OF THE COMPLEXITY OF THE TAX LAWS, AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF LIPID AND NZ COMMON STOCK IS URGED TO CONSULT HIS OR HER PERSONAL TAX ADVISOR CONCERNING THE APPLICABILITY TO HIM OR HER OF THE FOREGOING, AS WELL AS ANY OTHER TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT OF RIGHTS OR ADDITIONAL SHARES.

Dissenters’ or Appraisal Rights

      Background. If the merger occurs, under state laws regarding dissenting stockholders’ appraisal rights, Lipid stockholders who do not vote in favor of the merger may have the right to demand in cash the fair value of their Lipid shares instead of surviving corporation common stock. Holders of options or warrants to purchase Lipid stock will not be entitled to appraisal rights.

      Shares of Lipid common stock will not be converted into surviving corporation common stock if the holder of the shares validly exercises and perfects statutory appraisal rights with respect to the shares. When and if the holder of those shares withdraws the demand for appraisal or otherwise becomes ineligible to exercise appraisal rights, the shares will be automatically converted into shares of surviving corporation common stock on the same basis as all other Lipid shares are converted in the merger.

      Lipid is incorporated in Delaware and the availability of dissenters’ appraisal rights for Lipid stockholders is determined by Delaware law. While Delaware law applies, the dissenters’ rights granted by the State of California may also be applicable to Lipid stockholders. Section 2115 of the California General Corporation Law makes various provisions of California law, including dissenters’ rights, applicable to certain corporations not incorporated in California but which have the holders of a majority of their voting shares held by persons with addresses in California and have more than half of their property, employees and sales in California (determined pursuant to certain provisions of the California Revenue and Taxation Code).

      Summaries of both Delaware and California law regarding dissenting stockholders’ appraisal rights are provided below. Neither Delaware nor California law expressly addresses the question of which law applies in this situation. Lipid and NZ have decided that Lipid stockholders will be permitted to exercise dissenters’ appraisal rights under either Delaware or California law, except to the extent that a court of applicable legal authority rules otherwise.

      Under Arizona law, the holders of NZ common stock will not be entitled to dissenters’ or appraisal rights in connection with the merger.

      Appraisal Rights Under Delaware Law. Under the Delaware General Corporation Law, any holder of shares of Lipid stock who does not vote in favor of the merger has the right to dissent from the merger and to seek an appraisal of, and to be paid the fair value (exclusive of any element of value arising from the accomplishment or expectation of the merger) for, his, her or its shares of Lipid stock, determined by a court, and paid to the stockholder in cash, together with a fair rate of interest, if any, provided that the stockholder fully complies with the provisions of Section 262 of the Delaware General Corporation Law. The full text of Section 262 is attached as Annex C to this joint proxy statement/ prospectus. Section 262 requires the following:

      Dissenting Stockholders Must Make A Written Demand For Appraisal. Dissenting stockholders must mail or deliver a written demand for appraisal, before the taking of the vote on the merger at the special meeting of Lipid stockholders (i.e., within 20 days after the date on which this joint proxy statement/ prospectus is mailed to stockholders). This written demand must be separate from any written consent or voting against approval of the merger. Voting against approval of the merger or failing to vote with respect to approval of the merger will not constitute a demand for appraisal within the meaning of Section 262. A Lipid stockholder who elects to exercise appraisal rights must mail or deliver the written demand to:

Lipid Sciences, Inc.
7068 Koll Center Parkway, Suite 401
Pleasanton, CA 94566
Attention: Mr. Barry Michaels

      A written demand for appraisal of Lipid shares is only effective if it reasonably informs Lipid of the identity of the stockholder and that the stockholder demands appraisal of his, her or its shares. Accordingly, the written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Lipid stock owned, and that the stockholder is thereby demanding appraisal of that stockholder’s shares.

      A dissenting stockholder who is a record owner, such as a broker, of Lipid stock as a nominee for others, may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, the stockholder should specify in the written demand the number of shares as to which the stockholder wishes to demand appraisal. If the written demand does not expressly specify the number of shares, Lipid will assume that the written demand covers all the shares of Lipid capital stock that are in the nominee’s name.

      It is important that Lipid receive all written demands promptly as provided above. Dissenting stockholders who fail to comply with any of these conditions only will be entitled to receive the merger consideration provided in the merger agreement.

      Dissenting Stockholders Must Refrain From Approving The Merger. Dissenting stockholders must not approve the merger. If a dissenting stockholder votes in favor of the merger, that will terminate the stockholder’s right to appraisal, even if the stockholder previously filed a written demand for appraisal. A vote against approval of the merger is not required in order to exercise dissenters’ rights.

      Dissenting Stockholders Must Continuously Hold Their Lipid Shares. Dissenting stockholders must continuously hold their shares of Lipid stock from the date they make the demand for appraisal through the closing of the merger. Record holders of Lipid stock who make a written demand for appraisal but thereafter transfer their shares prior to the merger will lose any right to appraisal in respect of those shares.

      Petition With The Chancery Court. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has complied with the conditions of Section 262 may file a petition in the Delaware Court of Chancery demanding that the chancery court determine the fair value of the shares of stock held by all the stockholders who are entitled to appraisal rights. Neither Lipid nor the surviving corporation has any intention at this time to file this petition. Because the surviving corporation has no obligation to file this petition, if no dissenting stockholder files this petition within 120 days after the closing, dissenting stockholders may lose their rights of appraisal.

      Withdrawal Of Demand. A dissenting stockholder who no longer wishes to exercise appraisal rights must withdraw the holder’s demand for appraisal rights within 60 days after the effective date of the merger. A stockholder also may withdraw a demand for appraisal rights after 60 days after the effective date of the merger, but only with the written consent of the surviving corporation. If a stockholder effectively withdraws a demand for appraisal rights, the stockholder will receive the merger consideration provided for in the merger agreement.

      Request For Appraisal Rights Statements. If a stockholder has complied with the conditions of Section 262, that stockholder is entitled to receive from the surviving corporation a statement setting forth the aggregate number of shares for which appraisal rights have been properly demanded, and the aggregate number of stockholders who own those shares. In order to receive this statement, a stockholder must send a written request to the surviving corporation within 120 days after the effective date of the merger. The surviving corporation must mail the statement before the later of (i) the 10th day after receiving such request to mail the statement, or (ii) the 10th day after the period in which demands for appraisal rights must be made has expired.

      Chancery Court Proceedings. If any dissenting stockholder properly files a petition for appraisal in the Delaware Court of Chancery and delivers a copy to the surviving corporation, the surviving corporation will then have 20 days to provide the chancery court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with the surviving corporation as to the value of their shares. The chancery court may then send notice of a hearing to all the stockholders who have demanded appraisal rights. The chancery court will then conduct a hearing to determine whether the stockholders have fully complied with Section 262 of the Delaware General Corporation Law and whether they are entitled to appraisal rights under that section. The chancery court may also require dissenting stockholders to submit their stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. A dissenting stockholder who does not follow this requirement may be dismissed from the proceeding.

      Appraisal Of Shares. After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will appraise the shares of stock. To determine the fair value of the shares, the chancery court will consider all relevant factors, and will exclude any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the chancery court determines the fair value of the shares, it will direct the surviving corporation to pay that value to the stockholders who are entitled to appraisal rights, together with interest, simple or compound, as the court may direct. In order to receive payment for their shares, dissenting stockholders must then surrender their stock certificates to the surviving corporation.

      The chancery court could determine that the fair value of shares of stock is more than, the same as, or less than the merger consideration. In other words, dissenting stockholders who demand appraisal rights could receive less consideration than they would under the merger agreement. Dissenting stockholders should also be aware that an opinion of an investment banking firm that the merger is fair is not an opinion that the merger consideration is the same as the fair value under Section 262.

      Costs And Expenses Of Appraisal Proceeding. The costs of the appraisal proceeding may be assessed against the surviving corporation and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. Dissenting stockholders also may request that the chancery court allocate the expenses of the appraisal action incurred by any stockholder pro rata against the value of all the shares entitled to appraisal.

      Loss Of Stockholder’s Rights. Dissenting stockholders who demand appraisal rights will not be entitled:

•	to vote the shares of stock for which they have demanded appraisal rights for any purpose;

•	to receive payment of dividends or any other distribution with respect to the shares of stock for which they have demanded appraisal, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

•	to receive the payment of the consideration provided for in the merger agreement (unless the holder properly withdraws the demand for appraisal).

      If no petition for an appraisal is filed within 120 days after the closing of the merger, a stockholder’s right to an appraisal will cease. A stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving corporation a written withdrawal of the demand, except that (i) any attempt to withdraw made more than 60 days after the closing of the merger will require the written approval of the surviving corporation, and (ii) an appraisal proceeding in the chancery court cannot be dismissed unless the chancery court approves.

      Dissenting stockholders who fail to comply strictly with the procedures described above will lose their appraisal rights. Consequently, in view of the complexity of these provisions of Delaware law, any stockholder of Lipid who is considering exercising appraisal rights should consult his, her or its legal advisor.

      Appraisal Rights Under California Law. While Lipid is incorporated in Delaware, the dissenters’ rights granted by the State of California may also be applicable to Lipid stockholders. Section 2115 of the California General Corporation Law makes various provisions of California law, including dissenters’ rights, applicable to certain corporations not incorporated in California but which have the holders of a majority of their voting shares held by persons with addresses in California and have more than half of their property, employees and sales in California (determined pursuant to certain provisions of the California Revenue and Taxation Code).

      When the merger becomes effective, stockholders of Lipid who do not vote in favor of the merger and who comply with the procedures prescribed in Chapter 13 of the California General Corporation Law, may make written demand for payment of the fair market value of their shares, which, for purposes of the exercise of appraisal rights under California law, is determined as of the day before the first announcement of the terms of the merger (i.e., July 9, 2001), excluding any appreciation or depreciation in consequence of the merger, and may require the surviving corporation to purchase the stockholder’s shares for cash at their fair market value.

      The following is a brief summary of the statutory procedures that must be followed by a stockholder of Lipid in order to dissent from the merger and perfect appraisal rights under Chapter 13 of the California General Corporation Law. This summary is not intended to be complete and is qualified in its entirety by reference to Chapter 13, the text of which is included as Annex D to this joint proxy statement/prospectus. Since the right to demand payment of the fair market value of shares of Lipid depends on strict compliance with Chapter 13, a stockholder who wishes to exercise that right should review the text of Chapter 13 carefully. In addition, any stockholder who wishes to exercise that right should consider consulting his, her or its attorney with respect to compliance with these statutory provisions.

      To exercise dissenters’ appraisal rights under California law, a Lipid stockholder must be entitled to vote on the proposal to approve the merger. Further, appraisal rights can only be exercised with respect to shares of Lipid stock that are outstanding on the record date.

      If the merger is approved by Lipid’s stockholders, but any stockholders do not vote, either in person or by proxy, in favor of the merger, then within 10 days after the date of such approval, Lipid will mail to each Lipid stockholder who did not vote, either in person or by proxy, in favor of the merger a notice of approval of the merger, together with a copy of Sections 1300 – 1304 of the California General

Corporation Law. The notice of approval will contain a statement of the price determined by Lipid to represent the fair market value, as of July 9, 2001, of the Lipid stock with respect to which dissenters’ rights are properly exercised, and a brief description of the procedure to be followed if the stockholder desires to exercise dissenters’ appraisal rights under California law. The statement of the fair market value of the Lipid stock in the notice of approval will constitute an offer by the surviving corporation to purchase at that price any shares of Lipid stock for which dissenters’ appraisal rights are perfected.

      A stockholder of Lipid wishing to exercise his, her or its right to dissent and to require the surviving corporation to purchase the stockholder’s shares under Chapter 13 must take the following actions:

•	The stockholder must not vote in favor of approval of the merger. A vote against approval of the merger is not required to exercise dissenters’ rights.

•	The stockholder must make written demand upon Lipid to purchase his, her or its Lipid shares for cash at their fair market value. Simply voting against approval of the merger will not be considered a written demand for appraisal rights under California law. The written demand must be made by the stockholder of record on the record date, must state the number and class of dissenting shares held of record by the stockholder and must contain a statement of what the stockholder claims to be the fair market value of the Lipid shares as of July 9, 2001. The statement of fair market value by the stockholder will constitute an offer by the stockholder to sell his, her or its Lipid shares to the surviving corporation at the specified price. The written demand must be received by Lipid within 30 days after the date on which the notice of the approval is mailed to the stockholder. If the stockholder’s demand is not received by Lipid within this 30-day period, then the stockholder will forfeit all appraisal rights.

•	The stockholder must also submit to Lipid within 30 days after the date on which the notice of approval is mailed to the stockholder, at Lipid’s principal office as set forth below, the certificates representing any shares of Lipid stock with respect to which demand for purchase is being made, to be stamped or endorsed with a statement that the shares are dissenting shares.

      Written demands, notices or other communications concerning the exercise of dissenters’ rights should be addressed to:

     Lipid Sciences, Inc.

     7068 Koll Center Parkway, Suite 401
     Pleasanton, CA 94566
     Attention: Mr. Barry Michaels

      Under California law, a dissenting stockholder may not withdraw a demand for payment of the fair market value of the stockholder’s dissenting shares in cash without the consent of Lipid or the surviving corporation as the case may be.

      If the stockholder and the surviving corporation agree that the shares of Lipid stock as to which the stockholder is seeking appraisal rights are dissenting shares, and also agree upon the price to be paid to purchase the shares, then the dissenting stockholder is entitled to the agreed price plus interest at the legal rate on judgments under California law from the date of their agreement. Such payment shall be made by the surviving corporation within 30 days after their agreement or within 30 days after the conditions to the merger are satisfied, whichever is later, subject to surrender of the certificates representing the dissenting shares. Any agreements fixing the fair market value of any dissenting shares as between the surviving corporation and any dissenting stockholder must be filed with the secretary of the surviving corporation.

      However, if the surviving corporation denies that the stockholder’s shares qualify as dissenting shares eligible for purchase under Chapter 13, or if the surviving corporation and the stockholder fail to agree upon the fair market value of the Lipid shares, then the stockholder may, within six months after the date on which the surviving corporation mailed to the stockholder the notice of approval, but not thereafter, file a complaint in the California Superior Court requesting the court to determine whether the stockholder’s

Lipid shares are eligible for purchase as dissenting shares, the fair market value of the Lipid shares, or both, or may intervene in any action pending on such a complaint.

      If the court is requested to determine the fair market value of the Lipid shares, it may determine or may appoint one or more impartial appraisers to determine the fair market value of the shares. If the court appoints appraisers and the appraisers cannot determine the fair market value within 10 days of their appointment or within a longer time determined by the court, then the court will determine the fair market value. If the court determines that the stockholder’s Lipid shares qualify as dissenting shares, following the determination of their fair market value, the surviving corporation will be obligated to pay the dissenting stockholder the fair market value of the shares, as so determined, plus interest at the legal rate from the date on which judgment is entered. Payment on this judgment will be due upon the endorsement and delivery to the surviving corporation of the certificates for the Lipid shares as to which the appraisal rights are being exercised.

      The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated among the surviving corporation and dissenting stockholders as the court deems equitable. If the appraisal of the fair market value of the Lipid shares, however, exceeds the price offered by Lipid in the notice of approval, then the surviving corporation will pay the costs. If the fair market value of the Lipid shares awarded by the court exceeds 125% of the price offered by Lipid in the notice of approval, then the court may in its discretion also include attorneys’ fees, fees of expert witnesses and interest as costs payable by the surviving corporation.

      Written Demands. A written demand for appraisal must state the identity of the stockholder of record making the demand and that the stockholder intends to demand appraisal of the stockholder’s shares. The demand should also state whether it is submitted under Delaware or California law. A demand for appraisal should be signed by or for the Lipid stockholder of record, fully and correctly, as that stockholder’s name appears on the stockholder’s stock certificate. If Lipid common stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be signed by the fiduciary. If Lipid common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be signed by or for all joint owners.

      Material Differences Between Delaware And California Law With Respect To Appraisal Rights. As noted above, there are several differences between the laws of Delaware and California with respect to dissenting stockholders’ appraisal rights. These differences include, but are not limited to the following:

•	Under Delaware law, in order to exercise dissenters’ appraisal rights, a stockholder must deliver a written appraisal demand before the taking of the vote on the merger at the Lipid stockholders meeting (i.e., within 20 days after the date on which this joint proxy statement/prospectus is mailed to stockholders). By comparison, under California law a stockholder who has not voted in favor of the merger must deliver a written appraisal demand within 30 days after the date on which the notice of the approval of the merger by Lipid’s stockholders is mailed to stockholders.

•	Under Delaware law, the surviving corporation or a dissenting stockholder must file a petition for an appraisal of dissenting shares within 120 days after the effective time of the merger to exercise appraisal rights. By comparison, under California law, if the parties do not agree on the status of shares as dissenting shares or their fair market value, the stockholder has until six months after the date on which the notice of approval of the merger by Lipid’s stockholders was mailed to stockholders to file a complaint in the California Superior Court requesting a determination of these matters.

      Stockholders of Lipid considering whether to seek appraisal should bear in mind that the fair value or fair market value of their Lipid common stock determined under Section 262 or Chapter 13 could be more than, the same as, or less than the value of the right to receive shares of NZ common stock in the merger. Also, the surviving corporation reserves the right to assert in any appraisal proceeding that the fair value or fair market value of the Lipid stock is less than the value of the shares of NZ common stock to be issued in the merger.

      The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Any stockholder who fails to comply with the requirements of either Section 262 of the Delaware General Corporation Law, which is attached as Annex C to this joint proxy statement/prospectus, or Chapter 13 of the California General Corporation Law, which is attached as Annex D to this joint proxy statement/prospectus, will forfeit the rights to dissent from the merger and exercise appraisal rights and will receive shares of NZ common stock. Lipid stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with applicable sections of Delaware or California law.

Resales of Surviving Corporation Common Stock

      The shares of surviving corporation common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. These shares will be freely transferable under the Securities Act, except for shares of surviving corporation common stock issued to any person who is an affiliate of either NZ or Lipid. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with either NZ or Lipid and may include some of the companies’ officers and directors, as well as the companies’ principal stockholders. Affiliates may not sell their shares of surviving corporation common stock acquired in the merger except pursuant to the following:

•	an effective registration statement under the Securities Act covering the resale of those shares,

•	an exemption under paragraph (d) of Rule 145 under the Securities Act, or

•	any other applicable exemption under the Securities Act.

      In addition, as a condition to the closing of the merger, certain stockholders of Lipid must agree to enter into lockup agreements, whereby they will not, without the prior written consent of Sun NZ, which consent will not be unreasonably withheld, directly or indirectly, sell or otherwise dispose of any shares of Lipid common stock and securities into which such stock may be converted or exchanged for a period of one year following the closing of the purchase and sale of the Lipid shares that are the subject of the stock purchase agreement. After such one-year period, the lockup agreements may be terminated, amended, modified or waived only by the Board of Directors of the surviving corporation, acting in a manner consistent with their fiduciary duties. The lockup agreements will remain in full force and effect following the merger and will relate to the shares of common stock of the surviving corporation issued in the merger in exchange for shares of Lipid common stock or, as the case may be, the shares of common stock that may be issued under outstanding warrants, options and other conversion agreements. Sun NZ will be a third-party beneficiary of each of the lockup agreements. Following the effective date of the merger, approximately 4,123,957 shares of surviving corporation common stock will be subject to one-year lockup agreements and approximately 6,096,944 shares of surviving corporation common stock will be subject to two-year lockup agreements.

THE MERGER AGREEMENT

      This section is a summary of the material terms of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/ prospectus. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. NZ stockholders and Lipid stockholders should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

General

      The merger agreement provides the legal framework for NZ’s acquisition of the outstanding shares of Lipid common stock through a merger of Lipid with and into NZ. It covers, among other things:

•	the effective time of the merger;

•	the corporate organization and governance of the surviving corporation;

•	the assumption of Lipid common stock, options and warrants by the surviving corporation;

•	the right to obtain additional merger shares with regard to NZ stockholders;

•	representations and warranties of the parties;

•	agreements as to what the parties must do and not do prior to the effective time of the merger;

•	conditions that must be fulfilled before each party is obligated to complete the merger;

•	the circumstances under which the merger agreement may be terminated and the effect of such termination; and

•	various miscellaneous items, such as amendments to the merger agreement, directors and officers insurance and expenses and fees associated with the merger agreement.

      The following sections briefly summarize each of the above categories.

Effective Time

      If the merger agreement is approved by the required majority vote of the holders of NZ common stock and Lipid common stock, and the other conditions to the obligations of the parties to consummate the merger are either satisfied or waived, the merger will be consummated and will become effective when the articles of amendment and merger and a certificate of merger are duly filed with the Corporation Commission of the State of Arizona and the Secretary of State of the State of Delaware, respectively. Such filings will be made simultaneously with or as soon as practicable after the closing of the transactions contemplated by the merger agreement. Assuming satisfaction or waiver of all conditions to consummation, the merger is expected to become effective during the fourth calendar quarter of 2001.

Corporate Organization and Governance

      Subject to the terms and conditions of the merger agreement, Lipid will merge with and into NZ, with NZ being the surviving corporation to the merger. Following the merger, the stockholders of Lipid will become stockholders of the surviving corporation, and their rights as stockholders will be governed by NZ’s Articles of Incorporation and Bylaws and the laws of the State of Arizona.

      It is a condition to the merger that the current directors of NZ resign and that Messrs. Christopher A. Marlett, Phil Radlick, Bill E. Cham, Gary S. Roubin, all of whom are current directors of Lipid, William A. Pope, who is currently a director of NZ, and Frank M. Placenti be elected to the Board of Directors of the surviving corporation to begin their terms of office immediately following the effective time of the merger. In addition, following the merger, seven current officers of Lipid are expected to continue to serve in their respective capacities as officers of the surviving corporation. Consequently, the current Lipid directors and officers, if they act together, will have effective control of the business and affairs of the surviving corporation.

Exchange of Shares

      If the merger is completed, in exchange for all of the issued and outstanding capital stock of Lipid, Lipid stockholders will receive 1.55902 shares of surviving corporation common stock for each share of Lipid common stock. Warrants and options to acquire shares of Lipid common stock will be assumed by the surviving corporation and their terms will be adjusted to reflect the right to acquire an equivalent number of shares of surviving corporation common stock based on the exchange ratio in the merger agreement of 1.55902 shares of surviving corporation common stock for each share of Lipid common stock at an exercise price adjusted to maintain the relative entitlements before and after the merger. NZ stockholders will continue to own their existing shares of common stock and may qualify to receive a right that may entitle the holder to receive additional shares of surviving corporation common stock.

      As of August 31, 2001, there were an aggregate of 10,220,901 shares of Lipid common stock outstanding and an aggregate of 3,110,586 shares of Lipid common stock underlying the Lipid warrants and options. Consequently, upon the consummation of the merger, the surviving corporation will issue approximately 15,934,589 shares of surviving corporation common stock to the Lipid stockholders and will assume Lipid warrants and options entitling the holders thereof to acquire an aggregate of approximately 4,849,466 shares of surviving corporation common stock.

      Upon the consummation of the merger, the Lipid stockholders will collectively acquire approximately 75% of the outstanding shares of surviving corporation common stock that will then be outstanding, without giving effect to the exercise of any surviving corporation warrants and options. Assuming the exercise of all of the outstanding surviving corporation warrants and options, the former Lipid stockholders would collectively own approximately 78% of then outstanding shares of surviving corporation common stock upon the consummation of the merger.

      Promptly after the merger is completed, the surviving corporation will cause each record holder of Lipid common stock to be mailed instructions and a letter of transmittal for exchanging their Lipid stock certificates for surviving corporation stock certificates. In order to receive surviving corporation stock certificates, a holder of Lipid stock certificates will have to complete and sign the letter of transmittal and return it, together with such holder’s Lipid stock certificates, pursuant to the instructions provided.

NZ Stockholders’ Potential Right to Receive Additional Shares

      In connection with the merger, each beneficial owner of NZ common stock, as of the day immediately prior to the effective date of the merger, may qualify to receive additional shares of surviving corporation common stock. In order to qualify to receive additional shares, if any, an NZ stockholder must, within 60 days following the effective time of the merger, take whatever action necessary to become the direct registered owner of his, her or its shares of surviving corporation common stock. As soon as practicable following the 60th day following the effective time of the merger, the surviving corporation will issue to each NZ stockholder who has perfected his, her or its right to receive additional shares, if any, certificates evidencing one right for each share of NZ common stock held by such NZ stockholder. The rights will not be transferable, assignable, subject to pledge or otherwise alienable, and the registered holder of such rights will forfeit the number of rights equal to the number of shares of NZ common stock sold or otherwise transferred by such holder during the “holding period,” which is the period commencing on the day immediately prior to the effective date of the merger and ending on the 24-month anniversary of the effective date of the merger. Any right that is forfeited, from that time, will be null and void and have no further force or effect.

      Additional shares of surviving corporation common stock, if any, will be issued to the holders of rights who have not otherwise forfeited their rights as a result of their selling or otherwise transferring shares of NZ common stock during the holding period if, during the 24-month period immediately following the effective time of the merger, (i) the average closing price per share of surviving corporation common stock over any 20 consecutive trading days does not equal or exceed $12.00 per share (subject to adjustment as set forth below), or (ii) the total volume of the shares of surviving corporation common stock during such 20 day period does not equal or exceed an aggregate of 1,500,000 shares. Any additional shares will be issued in accordance with the records of the surviving corporation as promptly as practicable following the second anniversary of the effective time of the merger to those holders of rights who have not otherwise forfeited their rights.

      The number of additional shares, if any, to be issued to the holders of the rights will be calculated as follows. The aggregate number of rights held by each holder of outstanding rights (i.e., any right other than a forfeited right) will entitle the holder thereof to the number of additional shares equal to the number of rights held by the holder multiplied by the quotient obtained by dividing:

(1)	the difference between (i) $12.00 and (ii) the average of the highest consecutive 100 closing prices per share of the surviving corporation’s common stock during the one-year period immediately prior to the second anniversary of the effective time of the merger; by

(2)	such 100-day average price.

      No fractional additional shares will be issued. Instead, any fractional shares resulting from the calculation of the above formula will be rounded up to the nearest whole share of surviving corporation common stock. The amount of additional shares, if any, to be issued will be computed by the surviving corporation’s independent public accountant as soon as practicable following the second anniversary of the effective time of the merger. The determination by such independent public accountant will be final and binding on the surviving corporation and the holders of the rights. Notwithstanding the foregoing calculation, each right will entitle the holder thereof to a maximum of one share of surviving corporation common stock at the effective date of the merger (subject to adjustment as provided below).

      The number of additional shares will be subject to adjustment from time to time during the holding period as follows:

•	if the number of outstanding shares of the surviving corporation’s common stock is increased by a stock dividend on the surviving corporation’s common stock payable in shares of the surviving corporation’s common stock or by a split-up, recapitalization or reclassification of shares of the surviving corporation’s common stock or other similar event, then, on the effective date of such stock dividend, split-up, recapitalization or other similar event, the number of shares of the surviving corporation’s common stock that may be issued pursuant to the right will be increased in proportion to such increase in outstanding shares; and

•	if the number of outstanding shares of the surviving corporation’s common stock is decreased by a consolidation, combination or reclassification of shares of the surviving corporation’s common stock or other similar event, then, upon the effective date of such consolidation, combination, reclassification or other similar event, the number of shares of the surviving corporation’s common stock that may be issued pursuant to the right will be decreased in proportion to such decrease in outstanding shares.

      Whenever the number of shares of the surviving corporation’s common stock that may be issued pursuant to the right is adjusted, as provided in preceding paragraphs, the minimum price of $12.00 and the volume of 1,500,000 shares will be adjusted in similar proportion (to the nearest cent or share) so as to maintain the relative entitlements of the rights before and after the effective date of the adjusting event.

      In case of any reclassification or reorganization of the outstanding shares of the surviving corporation’s common stock, other than a change covered by the preceding paragraphs, or which solely affects the par value of such shares of the surviving corporation’s common stock, or in the case of any merger or consolidation of the surviving corporation with or into another corporation (other than a consolidation or merger in which the surviving corporation is the continuing corporation and which does not result in any reclassification or reorganization of the outstanding shares of the surviving corporation’s common stock), or in the case of any sale or conveyance to another corporation or entity of the property of the surviving corporation as an entirety or substantially as an entirety in connection with which the surviving corporation is dissolved, the holder of the right will be entitled thereafter until the expiration of the holding period to receive the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or other transfer, by a holder of the number of shares of the surviving corporation’s common stock that would be issuable pursuant to the right immediately prior to such event; and if any reclassification also results in a change in shares of the surviving corporation’s common stock covered by the preceding paragraphs, then such adjustment will be made pursuant to such paragraphs. The provisions of this paragraph will similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

Representations and Warranties

      The merger agreement contains, subject to specified exceptions and qualifications, representations and warranties customary in transactions of this type for each of NZ and Lipid, including representations and warranties with regard to the following:

•	organization, standing and similar corporate matters;

•	requisite corporate power and authority to enter into the merger agreement and carry out the contemplated transactions;

•	consents and approvals required for the merger and non-contravention of agreements and laws;

•	capital structure;

•	financial statements;

•	conduct of business and absence of certain changes or events;

•	title to, and condition of, properties and assets;

•	absence of undisclosed liabilities;

•	intellectual property matters;

•	material contracts;

•	insurance matters;

•	employee benefit plans;

•	employee-related matters;

•	tax matters;

•	environmental matters;

•	litigation;

•	bank accounts;

•	compliance with applicable laws;

•	brokers’ and finders’ fees with respect to the merger;

•	board or special committee recommendations;

•	filings with the Securities and Exchange Commission;

•	opinion of financial advisor; and

•	anti-takeover matters.

      The representations and warranties will not be a basis for indemnity claims after the completion of the merger.

Actions of NZ and Lipid Prior to the Merger

      The merger agreement contains covenants that govern the actions of NZ and Lipid prior to the merger. The following summarizes some of these covenants:

•	to use commercially reasonable efforts to take all action required to fulfill their respective obligations under the terms of the merger agreement and to facilitate the consummation of the transactions contemplated by the merger agreement;

•	to provide representatives of the other party access to their respective books, records and properties;

•	to operate their respective businesses in the ordinary course in all material respects and in a manner consistent with past practice and operation at the date of the merger agreement;

•	to convene a meeting of stockholders to vote on the respective proposals promptly following the effectiveness of the registration statement and solicit from their respective stockholders proxies or votes in favor of adoption of the respective proposals;

•	with respect to NZ only, to file the registration statement with the Securities and Exchange Commission to register the shares of surviving corporation common stock as soon as practicable after the execution of the merger agreement;

•	to use commercially reasonable efforts to take any additional actions necessary in connection with the performance of the merger agreement and the transactions contemplated by the merger agreement, including making governmental filings and obtaining consents;

•	with respect to Lipid only, to use commercially reasonable efforts to obtain the agreements of MDB Capital Group IV, LLC and Aruba International PTY, Ltd. to vote their respective Lipid common stock in favor of approval of the merger and the transactions contemplated by the merger;

•	to maintain their respective existing insurance policies;

•	to take no action to solicit or encourage an offer for an alternative acquisition transaction involving NZ or Lipid; and

•	to make a good faith effort to provide information for which they are responsible on each schedule to the merger agreement.

Conditions to Consummation

      The obligations of NZ and Lipid to complete the merger are subject to satisfaction or waiver, by the Special Committee if it believes the waiver is in the best interest of the NZ stockholders, on or before the completion of the merger of the following conditions:

•	the material accuracy of the representations and warranties at the time of the merger;

•	the performance and compliance of the covenants, obligations and agreements under the merger agreement;

•	the receipt of satisfactory consents or approvals from any person, including relevant regulatory bodies, required for the completion of the merger;

•	the receipt of all agreements, documents and items specified in the merger agreement;

•	since the date of the merger agreement, the absence of events that, individually or in the aggregate, have resulted in or would reasonably be expected to result in a material adverse effect on the parties;

•	the absence of any action pending against the parties relating to the merger which has a reasonable likelihood of awarding damages that would be material;

•	the receipt of the opinion of counsel for the other party;

•	with respect to NZ only, the approval of Lipid stockholders of the merger agreement and the transactions contemplated by the merger agreement;

•	with respect to Lipid only, the resignation of the current directors of NZ immediately prior to the effective time of the merger;

•	the effectiveness of the registration statement;

•	with respect to NZ only, the effectiveness of the fairness opinion of NZ’s financial advisors;

•	the consummation of the transactions contemplated by the stock purchase agreement between Sun NZ and Lipid;

•	with respect to Lipid only, the receipt of the tax opinion of its counsel;

•	the approval of NZ stockholders of (i) the merger agreement and the transactions contemplated by the merger agreement, (ii) the amendments to the Articles of Incorporation of NZ described in this joint proxy statement/prospectus, (iii) the NZ 2001 Performance Equity Plan and (iv) the election of the directors to hold office after the merger;

•	with respect to NZ only, during the period commencing the date this joint proxy statement/prospectus is declared effective by the Securities and Exchange Commission and the effective time of the merger, the trading of a volume of 250,000 shares or more of NZ common stock at a sale price per share of $6.50 or more;

•	with respect to NZ only, the execution of a consulting agreement between Lipid and Dr. Bill E. Cham; and

•	with respect to NZ only, the execution of agreements between Lipid and each of its employees as of the date of the merger agreement that provide Lipid with certain intellectual property protections.

Termination

      The merger agreement may be terminated, and the merger contemplated by the merger agreement abandoned, at any time prior to the closing date of the merger agreement, as follows:

•	by mutual written agreement of NZ and Lipid;

•	by NZ (if NZ and its subsidiaries and affiliates are not then in material breach of their obligations under the merger agreement) if (i) a material default or breach has been made by Lipid with respect to the due and timely performance of any of its covenants and agreements contained in the merger agreement and such default is not cured within 30 days, or (ii) if Lipid makes an amendment or supplement to any schedule to the merger agreement and such amendment or supplement has a materially adverse effect on the business, operations, assets, liabilities, results of operations, cash flows or condition, financial or otherwise, of Lipid after the date of the merger agreement, or (iii) material adverse change in the assets, liabilities, prospects, financial condition or business of Lipid has occurred after the date of the merger agreement, or (iv) Lipid enters into any agreement, other than one authorized or contemplated by the merger agreement, to effect the acquisition of capital stock of Lipid or any part of the assets or the business of Lipid, or (v) the Board of Directors of Lipid withdraws its recommendation of the merger or recommends to the Lipid stockholders the approval of any transaction other than the merger;

•	by Lipid (if Lipid is not then in material breach of its obligations under the agreement) if (i) a material default or breach has been made by NZ with respect to the due and timely performance of any of its covenants and agreements contained in the merger agreement and such default is not cured within 30 days, or (ii) if NZ makes an amendment or supplement to any schedule to the merger agreement and such amendment or supplement has a materially adverse effect on the business, operations, assets, liabilities, results of operations, cash flows or condition, financial or otherwise, of NZ after the date of the merger agreement, or (iii) a material adverse change in the assets, liabilities, financial condition or business of NZ has occurred after the date of the merger agreement, or (iv) NZ enters into any agreement, other than one authorized or contemplated by the merger agreement, to effect the acquisition of capital stock of NZ or any part of the assets or the business of NZ, or (v) the Special Committee of the Board of Directors of NZ withdraws its recommendation of the merger or recommends to the NZ stockholders the approval of any transaction other than the merger, or (vi) the stock purchase agreement does not close due to a material default or breach by Sun NZ of its obligation to vote its shares of common stock or deliver the shares of common stock as provided under the stock purchase agreement;

•	by NZ on the one hand and by Lipid on the other hand if the effective time of the merger has not occurred for any reason by November 30, 2001, unless the parties agree to an extension in writing, provided that the right to terminate the merger agreement under this provision will not be available to a party that is in breach of any representation, warranty or covenant in the merger agreement, which breach would entitle any other party to terminate the agreement;

•	by NZ on the one hand and by Lipid on the other hand if, prior to the effective time of the merger, (i) a third-party successfully brings an action resulting in a permanent injunction preventing the consummation of the merger pursuant to the merger agreement or (ii) NZ or Lipid enters into any agreement to effect a merger or similar transaction permitted by the merger agreement; and

•	by NZ if, unless otherwise waived by NZ, during the period commencing the date this joint proxy statement/ prospectus is declared effective by the Securities and Exchange Commission and the effective time of the merger, a volume of 250,000 shares or more of NZ common stock has not traded at a sale price per share of $6.50 or more.

      In the event the merger agreement is terminated, written notice of such termination must be given to the other parties and all obligations of the parties will terminate, and no party will have any rights against any other party for any damages, except as provided below. If the merger agreement is terminated by Lipid for any of the reasons contained under sections (i), (ii) or (iii) in the third bullet point above, Lipid will be entitled to recover its damages from NZ up to a maximum of $200,000. If the merger agreement is terminated by Lipid for any of the reasons contained under sections (iv) or (v) in the third bullet point above, Lipid will be entitled to recover $450,000 from NZ, due and payable immediately upon termination of the merger agreement, as liquidated damages. If the merger agreement is terminated by NZ for any of the reasons contained in the second bullet point above, NZ will be entitled to recover its damages from Lipid up to a maximum of $650,000; provided, however, (A) if the termination by NZ is solely because of a material adverse change in the prospects of Lipid, NZ will be entitled to recover its damages only if the change in the prospects of Lipid was the result of an act, failure to act or conduct by Lipid or its directors, officers, employees or agents acting at the direction of Lipid directors, officers or employees that materially contributed to the adverse change in the prospects of Lipid, or (B) if the termination by NZ is solely for the reason contained in the sixth bullet point above, NZ will not be entitled to recover damages from Lipid but instead must pay Lipid the sum of $250,000.

Amendments

      The merger agreement may be amended, modified or supplemented only in writing signed by the parties to the merger agreement. A material amendment to the merger agreement will terminate the voting agreement and proxy granted by Sun NZ.

Directors and Officers Insurance

      During the six years after the effective date of the merger agreement, the surviving corporation also will be obligated to maintain directors and officers insurance with coverage, maximum limits and deductions similar to or better than those provided under NZ’s current directors and officers policy, with an insurance carrier with a Best rating equal to or better than that of NZ’s carrier immediately prior to the effective date of the merger agreement.

Expenses and Fees

      The merger agreement provides that each party will bear its own expenses with respect to the merger and the transactions contemplated by the merger agreement.

THE STOCK PURCHASE AGREEMENT

Agreement

      Lipid has entered into a stock purchase agreement, dated as of July 9, 2001, with Sun NZ, L.L.C., pursuant to which Sun NZ, holding an aggregate of approximately 2,985,583 million shares of NZ common stock, comprising approximately 43.8% of the outstanding common stock of NZ, has agreed:

•	to sell 1,505,402 shares of NZ common stock to Lipid at a cash price per share of $8.00; and

•	to vote its shares of NZ common stock under the terms of the stock purchase agreement as follows:

(a) for the merger and the merger agreement, the approval of the terms of, and the transactions contemplated by, the merger and the merger agreement, and any other transaction proposed by NZ, including, but not limited to, voting in favor of each of the proposals to (i) change the name of NZ to “Lipid Sciences, Inc.”; (ii) increase the capitalization of NZ; (iii) elect the persons specified in the merger agreement as directors of NZ; (iv) eliminate the provision in NZ’s Articles of Incorporation requiring each director to also be a stockholder of NZ; (v) add a provision to NZ’s Articles of Incorporation relating to Sun NZ’s right to nominate persons to NZ’s Board of Directors; and (vi) approve NZ’s 2001 Performance Equity Plan;

(b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of NZ under the merger agreement or of Sun NZ under the stock purchase agreement; and

(c) against any of the following, except as contemplated in the merger agreement: (i) any extraordinary corporate transaction or (ii) a sale or transfer of a material amount of the assets of NZ or its subsidiaries and affiliates or a reorganization, recapitalization or liquidation of NZ; and

•	to grant to Lipid an irrevocable proxy to vote Sun NZ’s shares of NZ common stock in a manner consistent with paragraphs (a) through (c) above.

      The $8.00 share price was determined through arm’s length negotiations between Lipid and NZ.

      The stock purchase agreement also provides for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons. However, if Sun NZ owns less than 500,000 shares of NZ common stock, as adjusted for stock splits or similar events, but 250,000 or more shares, then Sun NZ will have the right to appoint only one director.

Limitations on Proxy

      If any “fundamental economic provision” of the merger agreement is modified by NZ and Lipid after the execution of the stock purchase agreement, then Sun NZ is not required to vote any NZ common stock pursuant to the terms of the stock purchase agreement and may revoke the proxy granted to Lipid. Modifications of “fundamental economic provisions” are defined as the following:

•	the conversion ratio of 1.55902 is increased;

•	the right(s) that NZ stockholders may qualify to receive is eliminated or modified such that the closing price of $12.00 is decreased, the period of 20 days is decreased, the minimum volume of 1,500,000 is decreased or the number of days in the 100-day average price is changed;

•	the opinion of Houlihan Lokey is withdrawn prior to the effective time of the merger;

•	the provisions relating to the appointment of the persons to the committees of the Board of Directors of the surviving corporation who are the nominees of Sun NZ are modified to prevent such appointment;

•	the provisions relating to NZ’s agreement to be bound by certain terms and conditions of the stock purchase agreement, including the limitation on proxy section, are modified;

•	the provisions relating to NZ’s agreement not to amend, terminate, modify or waive the lockup agreements, except as provided in the stock purchase agreement, are modified;

•	the dollar amounts relating to the termination of the merger agreement are modified such that the $200,000 amount is increased or the $650,000 amount is decreased; and

•	any other provision that modifies the fundamental rights or obligations of NZ or Lipid.

Termination

      The stock purchase agreement may be terminated as follows:

•	by mutual written agreement of Sun NZ and Lipid prior to the closing date of the stock purchase agreement;

•	automatically if the merger agreement is terminated for any reason or the merger is not consummated on or before November 30, 2001;

•	by Sun NZ upon a material breach of the stock purchase agreement or the merger agreement by Lipid; and

•	by Lipid upon a material breach of the stock purchase agreement by Sun NZ.

      If the stock purchase agreement is terminated because (i) of a breach of the stock purchase agreement by Lipid, or (ii) the merger agreement is terminated or the merger is not consummated as a result of (A) the breach by Lipid (after any applicable notice and cure periods) to perform any of its obligations under the merger agreement, or (B) any of the representations and warranties of Lipid in the merger agreement are not materially true and correct as made on the date of the merger agreement, or (C) there has occurred a material adverse change in the assets, liabilities, financial condition or business of Lipid since March 31, 2001, other than solely based on a material adverse change in the prospects of Lipid, where Lipid or its directors, officers, employees or agents acting at the direction of Lipid directors, officers or employees did not materially contribute to such adverse change by its action, failure to act or conduct, then Lipid will pay to Sun NZ, as liquidated damages and not as a penalty, a termination fee in an amount equal to the interest paid or payable by Sun NZ to Bridge Financial Corporation on a loan for up to an aggregate principal amount of $8,000,000 from the date of the making of the loan to the date of the termination of the stock purchase agreement up to a maximum dollar amount of $500,000.

      If the stock purchase agreement is terminated (i) by mutual written agreement of Sun NZ and Lipid prior to the closing date of the stock purchase agreement (other than under the circumstances set forth in the preceding paragraph or by reason of a breach of the stock purchase agreement by Sun NZ), or (ii) because the merger agreement is terminated or the merger is not consummated as a result of (A) the breach of NZ (after any applicable notice and cure periods) to perform any of its obligations under the merger agreement, (B) any of the representations and warranties of NZ in the merger agreement are not materially true and correct as made on the date of the merger agreement, (C) there has occurred a material adverse change in the assets, liabilities, financial condition or business of NZ (together with its subsidiaries and affiliates) since March 31, 2001, or (D) NZ terminates the merger agreement because NZ has entered into an agreement, other than one authorized or contemplated by the merger agreement, to effect the acquisition of capital stock of NZ or any part of the assets or the business of NZ or because NZ has entered into an agreement to effect a merger, business combination, purchase of substantially all of the assets or similar transaction permitted by the merger agreement, then each of Sun NZ and Lipid agree that neither party will be responsible for any loss or expense incurred by the other party by reason of the stock purchase agreement or the loan.

      If the merger agreement is terminated by NZ because, during the period commencing on the date this joint proxy statement/prospectus is declared effective by the Securities and Exchange Commission and the effective time of the merger, a volume of 250,000 shares or more of NZ common stock has not traded at a sale price per share of $6.50 or more, then (i) Sun NZ will not be entitled to receive, and Lipid shall not be obligated to pay, the termination fee as provided above, and (ii) Sun NZ instead will receive liquidated damages in lieu of any other payment, liability or obligation equal to the sum of $250,000.

NZ’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion assumes that NZ would continue its business as conducted prior to the merger and does not take into account any expected changes in NZ’s business after the merger, such as the anticipated orderly disposition of substantially all of NZ’s assets. This discussion and analysis should be read in conjunction with “Selected Historical Financial Information — NZ” and NZ’s consolidated financial statements and the notes to those financial statements included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as NZ’s plans, objectives, expectations and intentions. NZ’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “NZ’s Business” and elsewhere in this joint proxy statement/prospectus.

      Since November 1997, NZ has re-positioned its historical static assets from real estate development and sales into commercial real estate lending. NZ has entered the final phase of its plan to dispose of its real estate and mineral assets. NZ continually reviews the best available use of the cash raised from sales of real estate and mineral assets. NZ believes that the sale of these assets, for which the realization of value may otherwise be years in the future, and the subsequent acquisition of other assets or enterprises which earn a current return, will be in the best interests of the stockholders. Evaluation of the strategic alternatives available to NZ may result in investment in lines of business in which NZ is not currently engaged. The strategic alternatives available to NZ if it is holding a substantial amount of its net worth in cash should be significant, perhaps allowing NZ to participate in sectors that have demonstrated more growth potential than real estate lending.

Results of Operations

      The following table summarizes NZ’s consolidated revenues and earnings for the indicated periods:

	Six Months Ended
	June 30,		Year Ended December 31,

	2001	2000	2000	1999	1998

	(Unaudited)		(in thousands, except per share data)
	(in thousands, except
	per share data)

Revenue	$20,372	$12,002	$20,587	$36,570	$21,985

Net Income	$2,060	$2,518	$4,224	$4,731	$3,679
Earnings per share of common stock(1)

Basic	$0.30	$0.36	$.61	$.68	$.53

Diluted	$0.30	$0.36	$.61	$.68	$.53

(1)	Prior years restated to reflect a 20% stock dividend paid July 10, 1998 and a 3 for 2 stock split to stockholders of record on December 31, 1998 and paid January 15, 1999.

Six Months Ended June 30, 2001 Versus Six Months Ended June 30, 2000

      Consolidated. Revenues increased 70% from $12,002,000 to $20,372,000 for the six-month period ended June 30, 2001 as compared to the same period in 2000 and increased 189% from $5,952,000 to $17,234,000 for the three-month period ended June 30, 2001 as compared to the same period in 2000. The increase for the second quarter 2001 and for the six-month period ended June 30, 2001 is primarily attributable to increased revenue from the sale of real estate known as the Seven Canyons Project with no comparable sale in either period in 2000. Other income increased 114% from $497,000 to $1,064,000 for the six-month period ended June 30, 2001 as compared to the same period in 2000 and increased 216% from $289,000 to $916,000 for the three-month period ended June 30, 2001 as compared to the same period ended 2000. Both increases are primarily attributable to the recognition of revenue in connection with the repayment of a loan accounted for as a joint venture, and the sale of real estate owned in a joint venture in the second quarter 2001. Revenue associated with loans accounted for as joint ventures is recognized after all principal has been repaid.

      For the six months ended June 30, 2001, net income was $2,060,000 ($0.30 per share) compared to $2,518,000 ($0.36 per share) for the same period in 2000. For the three months ended June 30, 2001, net income was $1,309,000 ($0.19 per share) compared to $1,200,000 ($0.17 per share) for the same period in 2000. Pre-tax earnings from property sales declined 71% from $2,789,000 to $786,000 for the six-month period ended June 30, 2001 as compared to the same period in 2000 and declined 74% from $1,271,000 to $322,000 for the three-month period ended June 30, 2001 as compared to the same period in 2000. Both decreases are primarily due to lower profit margins in 2001 than in 2000, partially offset by the recognition of deferred revenue in the second quarter of 2001 from the early redemption of two tax-exempt municipal bonds NZ received in connection with the prior sale of apartment complexes in New Mexico. The lower profit margin in 2001 is primarily attributable to the mix of the real estate sold and a pre-tax loss of $183,000 on the sale of the Seven Canyons Project. This loss was because the buyer’s contractual obligation to reimburse certain development costs incurred by NZ was not sufficient for NZ to recover all of those costs.

      General and administrative expense declined by $319,000 or 22%, from $1,424,000 to $1,105,000 for the six-month period ended June 30, 2001 as compared to the same period in 2000. The decline is primarily due to a decrease of approximately $70,000 in consulting fees, a decrease of approximately $125,000 due to a smaller staff size in 2001 than in 2000 and a decrease in the loan loss reserve of $40,000 in 2001 compared to an increase of $100,000 in 2000. These decreases were partially offset by increases in other costs.

      The managed loan portfolio of Bridge Financial Corporation, a wholly-owned subsidiary of NZ, was $41.3 million as of June 30, 2001, of which $4.6 million was participated with other lenders and $34.1 million (net of an allowance for bad debts of $.6 million and undisbursed loan proceeds of $.1 million) was recorded in NZ’s books in “Commercial real estate loans, net” and $1.9 million was recorded in “Investments in joint ventures.” This compares to a June 30, 2000 managed portfolio of $72.1 million of which $29.3 million was participated with other lenders and $36.0 million (net of an allowance for bad debts of $.7 million and undisbursed loan proceeds of $1.1 million) was recorded in NZ’s books in “Commercial real estate loans, net” and $5.0 million was recorded in “Investments in joint ventures.” As of July 31, 2001 the managed portfolio was $36.7 million of which $4.3 million was participated and $29.8 million (net of an allowance for bad debts of $.6 million and undisbursed loan proceeds of $.1 million) was recorded in NZ’s books in “Commercial real estate loans, net” and $1.9 million was recorded in “Investments in joint ventures.”

      Real Estate Segment. Revenues increased 95% from $8,125,000 to $15,918,000 for the six-month period ended June 30, 2001 as compared to the same period in 2000 and increased 250% from $4,156,000 to $14,562,000 for the three-month period ended June 30, 2001 as compared to the same period in 2000. The increase for each period is primarily attributable to sale of real estate known as the Seven Canyons Project with no comparable sale in either period in 2000.

      Income after allocations decreased 70% from $2,903,000 to $860,000 for the six-month period ended June 30, 2001 as compared to the same period in 2000 and decreased 77% from $1,512,000 to $335,000 for the three-month period ended June 30, 2001 as compared to the same period in 2000. Both decreases are primarily attributable to lower profit margins in 2001 than in 2000, partially offset by the recognition of deferred revenue in the second quarter of 2001 from the early redemption of two tax-exempt municipal bonds NZ received in connection with the prior sale of apartment complexes in New Mexico.

      The decrease in identifiable assets from $42,799,000 at December 31, 2000 to $37,890,000 at June 30, 2001 is primarily due to a decrease in properties offset by an increase in receivables related to the sale of the Seven Canyons Project.

      Short-Term Commercial Real Estate Lending Segment. Revenues increased 16% from $3,612,000 to $4,204,000 for the six-month period ended June 30, 2001 compared to the same period in 2000 and increased 48% from $1,719,000 to $2,559,000 for the three-month period ended June 30, 2001 compared to the same period in 2000. Both increases are primarily attributable to the recognition of revenue in connection with the repayment of a loan accounted for as a joint venture, and the sale of real estate owned in a joint venture in the second quarter 2001. Revenue associated with loans accounted for as joint ventures is recognized after all principal has been repaid.

      Income after allocations increased 123% from $971,000 to $2,167,000 for the six-month period ended June 30, 2001 as compared to the same period in 2000 and increased 323% from $378,000 to $1,599,000 for the three-month period ended June 30, 2001 as compared to the same period in 2000. The increase is primarily due to increased revenues, decreased general and administrative costs due to a smaller staff size in 2001 versus 2000 and a decrease in the loan loss reserve of $40,000 in 2001 compared to an increase of $100,000 in 2000.

Year Ended December 31, 2000 Versus Year Ended December 31, 1999

      Consolidated. Net income decreased by approximately 11% from $4,731,000 in 1999 to $4,224,000 in 2000. Pre-tax earnings from property sales decreased approximately 48% from $8,858,000 in 1999 to $4,598,000 in 2000. The decrease directly relates to the timing of the sale of real estate and the gross margin associated with the properties sold. Operating income from property rentals increased 121% from $666,000 in 1999 to $1,470,000 in 2000. The increase is primarily attributable to increases in two items, partially offset by decreases in two items. NZ owned five industrial buildings at higher occupancy rates for the entire year of 2000 compared to three industrial buildings owned for part of the year in 1999 with lower occupancy rates. These increases were partially offset by an operating loss of approximately $541,000 from real estate owned and operating revenue included in 1999 from apartments in New Mexico before they were sold that year. Revenues from commercial real estate lending increased 24% from $4,576,000 in 1999 to $5,661,000 in 2000. The increase is primarily attributable to increased revenues as a result of a 29% increase in the loan portfolio in 2000 than in 1999. The loan portfolio held by NZ and recorded in the financial statements increased, even though the size of the managed portfolio decreased. The decrease in the managed portfolio is primarily due to two items. In 2000, NZ completed a foreclosure on a hotel property, and NZ acquired certain land located in Arizona from a borrower. The acquisition was paid for by the extinguishment of indebtedness and cash. On each loan, NZ had a participant. The participant is now a co-owner of the properties with NZ, in the same proportion as in the loan participations. NZ’s portion of the assets continues to be recorded in investments in joint ventures as it was prior to the acquisitions, but is not included in the managed portfolio.

      General and administrative expenses decreased $1,259,000 or 33% from $3,844,000 in 1999 to $2,585,000 in 2000. The decrease is primarily due to decreases in three items. Approximately $735,000 or 58% of the decrease is due to decreased legal fees, attributable to the settlement of the Sedona Project litigation in the fourth quarter of 1999. Approximately $180,000 or 14% of the decrease is due to a decrease in the allowance for bad debts. The allowance for bad debts was increased by $100,000 in 2000 compared to an increase of $280,000 in 1999. The increase to the allowance for bad debts is based on management’s analysis of the current loan portfolio, including economic conditions, collateral values and credit quality indicators, including charge-off experience and levels of past due loans. Approximately $200,000 of the decrease or 16% is primarily due to changes in staffing, mostly related to the close of NZ’s Albuquerque office. Interest expense increased $918,000 or 59% from $1,552,000 in 1999 to $2,470,000 in 2000. The increase is primarily attributable to increases in two items. Approximately 68% of the increase is due to increased interest expense for some of the lines of credit due to higher balances in 2000 than in 1999. Approximately 29% of the increase is due to increased interest expense for the industrial buildings owned for an entire year in 2000 compared to part of a year in 1999 together with apartment buildings owned in 1999 but not owned in 2000.

      Real Estate Segment. Revenues decreased 59% from $31,193,000 in 1999 to $12,812,000 in 2000. The decrease is due to fewer real estate sales in 2000 than in 1999 partially offset by an increase in revenue from property rentals. While rental properties provide relatively stable operating results from period to period, NZ’s revenues are affected by the nature and timing of sales of property and non-

strategic assets. Sales of assets are difficult to predict and are generally subject to negotiations and contingencies. These factors tend to “bunch” income in particular periods rather than producing a more even pattern throughout the year. Gross margins may vary significantly due to the cost basis of the properties sold in any particular period.

      Income before income taxes decreased 25% from $5,857,000 in 1999 to $4,417,000 in 2000. The decrease is primarily attributable to the volume and mix of real estate sales partially offset by an increase in interest expense and a decrease in legal costs primarily associated with the settlement of the Sedona Project litigation in the fourth quarter of 1999.

      The decline in identifiable assets from $46,914,000 in 1999 to $42,799,000 in 2000 is primarily due to the disposition of real estate.

      Short-Term Commercial Real Estate Lending Segment. Revenues increased 35% from $5,241,000 in 1999 to $7,093,000 in 2000. Approximately 59% of the increase is due to an increase in lending revenues and approximately 38% is an increase in revenue from real estate owned. The lending increase is primarily the result of a growth in the commercial real estate loan portfolio. The real estate owned increase is due to two factors. Real estate owned includes residential lots in New Mexico and a hotel located in Phoenix, Arizona. The residential lots were acquired in 1999 from one of NZ’s borrowers. The lots are being sold back to the borrower under a rolling option agreement. NZ sold 56 lots in 2000 compared to 26 lots in 1999. The hotel was acquired through foreclosure in 1998. The hotel underwent extensive refurbishment and was re-opened for operations in May 1999. Revenues from the hotel include the entire year of 2000 compared to a partial year in 1999.

      Income before income taxes increased 1% from $1,893,000 in 1999 to $1,912,000 in 2000. The increase is primarily attributable to increased revenues from lending activities and real estate owned.

      The increase in identifiable assets from $39,489,000 in 1999 to $49,608,000 in 2000 is primarily due to the growth of the loan portfolio.

      Other Segment. Revenues and income before income taxes increased significantly in 2000 compared to 1999. The increase is primarily attributable to the completion of new wells in Oklahoma and higher petroleum prices. Additionally, NZ sold petrified wood rights in 2000 for approximately $200,000 with no comparable sale in 1999.

Year Ended December 31, 1999 Versus Year Ended December 31, 1998

      Consolidated. Net income increased by approximately 29% from $3,679,000 in 1998 to $4,731,000 in 1999. Pre-tax earnings from property sales were up approximately 99% from $4,455,000 in 1998 to $8,858,000 in 1999. In 1999, NZ continued the transition, begun in November, 1997, from principally a real estate owner and developer to principally a real estate lender. Operating income from property rentals declined 64% from $1,838,000 in 1998 to $666,000 in 1999. The decrease is primarily attributable to the sale of four apartment complexes; one in the fourth quarter of 1998; two in the first quarter of 1999 and the last in the third quarter of 1999. The proceeds from the sales of the apartments were used to acquire industrial buildings; however, the industrial buildings were not purchased until the third quarter of 1999. In addition, 1999 operating income from property rentals includes an operating loss of approximately $401,000 with respect to real estate owned and operated due to a foreclosure.

      General and administrative expense increased 19% from $3,222,000 in 1998 to $3,844,000 in 1999. The increase is primarily attributable to increases in three items and partially offset by a decrease in one item. Approximately $280,000 of the increase is due to an increase in the allowance for bad debts directly attributable to the growth in the portfolio. Approximately $245,000 of the increase is due to increased legal fees, primarily attributable to the Sedona Project litigation and fees associated with the sale of real estate. Approximately $166,000 of the increase is due to increased accounting costs, primarily attributable to professional fees related to NZ’s restatement of its 1998 quarterly financial statements and additional audit and tax consulting surrounding NZ’s sale of several real estate assets. A portion of the increased accounting costs is due to tax consulting related to improving NZ’s tax analysis models and systems. The decrease of approximately $110,000 is due to a non-recurring excise tax incurred in 1998, but not in 1999, in connection with the termination of NZ’s defined benefit plan. Included in general administrative expense for 1999 and 1998, respectively, is $726,000 and $541,000 for legal and other professional fees related to the Sedona Project litigation. The litigation was settled in November 1999.

      Real Estate Segment. Income before income taxes increased 67% from $3,509,000 in 1998 to $5,858,000 in 1999. The increase is primarily attributable to the volume and mix of real estate sales partially offset by a decline in operating income from property rentals. The modest decline in identifiable assets from $48,134,000 in 1998 to $46,914,000 in 1999 is due to a net increase in assets from the sale of the four apartment complexes in New Mexico and the subsequent exchange for industrial buildings in the metropolitan Phoenix area, offset by a decrease in assets from the disposition of real estate.

      Short-Term Commercial Real Estate Lending Segment. Revenues increased 40% from $3,752,000 in 1998 to $5,241,000 in 1999. The increase is primarily attributable to increased revenues as a result of a larger portfolio in 1999 than in 1998. Additionally, the 1999 revenues include approximately $600,000 from property sales and operations from real estate owned as a result of foreclosure and repossession of collateral on delinquent loans.

      Income before income taxes decreased 24% from $2,505,000 in 1998 to $1,893,000 in 1999. This decrease, compared to the increase in revenues, is due to increased expenses in three areas: operating expenses of approximately $674,000 from real estate owned in 1999 and not owned in 1998; depreciation expense of approximately $177,000 from real estate owned in 1999 and not in 1998; and an increase of approximately $190,000 in allocation of corporate overhead. The increase in corporate overhead allocation is attributable to an increase in the lending segment’s total assets as a proportion of consolidated assets.

Liquidity and Capital Resources

      Through the end of the second quarter of 2001, NZ has incurred approximately $100,000 of expense in connection with the merger. NZ anticipates that it will incur significant merger-related expenses during the third quarter. NZ has adequate cash resources with which to pay the anticipated expenses.

      NZ expects to generate cash from the sale of its remaining real estate assets. Cash will also be generated from interest payments and from principal repayments on maturing loans in its existing loan portfolio and collections from property rentals. In addition, NZ now uses and may in the future use participants or other joint funding sources on certain real estate loans. Further, NZ has lines of credit with non-bank commercial lenders and a commercial bank from which it can fund loans.

      On May 30, 2001, NZ sold its most significant single identifiable land holding, the Seven Canyons Project. The Seven Canyons Project was 136 acres located in Yavapai County near Sedona, Arizona. The Seven Canyons Project was approved for the development of an 18-hole golf course and 300 two-bedroom timeshare units. The sale price was $12,500,000. NZ received $6,000,000 in cash and a note in the amount of $6,500,000. Additionally, the buyer reimbursed NZ for most of the development expenditures NZ incurred from January 1, 2001 through the date of the sale. The note matures on May 31, 2007 and has an initial interest rate of 9.25%. The interest rate increases by 75 basis points at each two-year anniversary of the note. Interest payments are due monthly. Annual interest payments currently total $601,250.

      In 1999, NZ recorded receivables for four subordinate tax-exempt municipal bonds received as partial consideration related to the sale of four apartment complexes in New Mexico, which NZ previously owned. The bonds pay interest semi-annually and have terms ranging from 15 to 30 years from the date of issue. NZ received a discounted amount from the early redemption of two of the bonds. One bond was redeemed in the first quarter of 2001 and another bond was redeemed in the second quarter of 2001. NZ received a total of $510,000 as repayment for the two bonds. The face value of the two bonds was $1,270,000. The discounts have no effect on NZ’s results of operations because revenue recognition on the bonds was fully deferred. Negotiations are continuing with the debtor to restructure or repay the remaining bonds. NZ believes that the other two bonds also will be repaid at a discount in the future. The effect of repayment at a discount on the remaining bonds is expected to be similar to the effect of the repayments

NZ received on the first two bonds. Interest on the remaining two bonds is current as of June 30, 2001. Due to the uncertain outcome of the negotiations and because the debtor has told NZ not to expect regular payments of interest, the bonds remain on non-accrual status. Interest payments therefore are recognized as interest income when they are earned.

      For the six months ended June 30, 2001, NZ’s operating activities provided $5,883,000 of net cash flows primarily from the sale of real estate. Investing activities provided $5,712,000 of net cash flows primarily from the repayment of loans and loans accounted for as joint ventures. Financing activities used $10,241,000 of net cash flows primarily attributable to the repayment of debt.

      NZ may negotiate additional or modified lines of credit, as business circumstances require. NZ’s goal in these negotiations will be to improve the effectiveness and cost of available capital and to obtain lines of credit of a size appropriate for NZ’s expected needs. The terms of any new or changed financing arrangement will likely have a material effect on NZ’s margins in its lending business and on the size of the managed loan portfolio. If NZ is not successful in negotiating such financing, the principal effect will be slower growth in NZ’s business, with the pace of growth in the near term being determined at least in significant part by the timing of the NZ’s sales of existing real estate assets.

      NZ currently has a $10,000,000 partially secured revolving line of credit from a commercial bank for general corporate purposes. The line bears interest at the prime rate (6.75% as of June 30, 2001) and expires November 22, 2001. At August 31, 2001, there was no outstanding balance. This loan contains financial covenants which require NZ to maintain a specified minimum ratio of net notes receivable (as defined) to the outstanding loan balance; a specified maximum ratio of debt to net worth; and a specified minimum tangible net worth. At August 31, 2001, NZ was in compliance with these financial covenants.

      Bridge Financial Corporation has a revolving $20,000,000 warehouse line of credit from a large non-bank commercial lender to finance certain portions of Bridge Financial Corporation’s real estate lending activities. As amounts are drawn, the line will be secured by certain loan assets of NZ. The line bears interest at 30-day LIBOR plus 475 basis points and expires October 1, 2001. At August 31, 2001, there was no outstanding balance. This loan contains financial covenants that require Bridge Financial Corporation to maintain a minimum tangible net worth and a minimum interest coverage ratio. As of August 31, 2001, Bridge Financial Corporation was in compliance with these financial covenants. The line of credit is guaranteed by NZ. Bridge Financial Corporation does not anticipate drawing on this line of credit or renewing this line of credit at maturity.

      In addition to bank lines, as a predicate to the disposition of its assets NZ may seek qualified joint venture partners to finance large real estate development projects or loans to the extent that NZ actually engages in such projects or loans in the future. The use of joint venture partners would provide a source of capital, reduce NZ’s risk by sharing it with another party, and give NZ access to expertise that it might not otherwise have for particular projects.

Inflation, Deflation, and Changing Prices

      The results of operations may be affected by inflation, deflation, and changing prices. Price changes and market trends in real estate, rental rates, interest rates, oil, gas, and uranium could have significant effects on NZ’s operations. While NZ does not believe such items have had a material effect on 2001 operations and knows of no conditions which would cause NZ to believe that such items could have a material effect on 2002 results, changes in prevailing interest rates and real estate values could have a significant effect on NZ’s business.

Interest Rates, Equity Prices and Foreign Currency Exchange Rates

      NZ is subject to market risk associated with changes in interest rates. Bridge Financial Corporation’s managed portfolio consists of fixed rate loans. Given that the loans are priced at a fixed rate, changes in interest rates do not have a direct impact on interest income. In addition, changes in market interest rates are not typically a significant factor in Bridge Financial Corporation’s determination of fair value of these loans. NZ’s liabilities consist of the mortgage debt and revolving debt payable to financial institutions. The mortgage debt is payable at fixed rates of interest, so changes in interest rates do not affect NZ’s interest expense. The revolving credit facilities are priced at floating rates of interest, with a basis of LIBOR or prime rate. The interest expense associated with the revolving lines of credit changes with changes in the prime rate or LIBOR. As of December 31, 2000, the prime rate based debt was $7,275,000 at an interest rate of 9.5%, while the LIBOR based debt was $2,738,000 at a rate of 9.4%. A hypothetical change in the interest rate of 10% applied to the December 31, 2000 balances would have resulted in a change in interest expense of $94,850.

New Accounting Standards

      As of January 1, 2001, NZ adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized in current earnings unless specific hedge accounting criteria are met. Currently, NZ does not use derivative instruments nor has it identified any imbedded derivatives in other contracts. Upon adoption of SFAS No. 133, there was no material effect on the financial position or results of operations of NZ.

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that amortization of goodwill will cease, and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. NZ will adopt SFAS No. 142 as of January 1, 2002. NZ is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position or results of operations.

LIPID’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with “Selected Historical Financial Information — Lipid” and Lipid’s financial statements and the notes to those financial statements included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as its plans, objectives, expectations and intentions. Lipid’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Lipid’s Business” and elsewhere in this joint proxy statement/prospectus.

Overview

      Lipid, a development stage medical technology company, was incorporated in the state of Delaware in May 1999. Lipid was originally incorporated as Receptor Sciences, Inc., and subsequently changed its name to Lipid Sciences, Inc., in December 1999. Since inception, Lipid has engaged in the research and development of products focused on treating major medical indications in which a lipid component plays a key role. Lipid’s primary activities since incorporation have been establishing offices, recruiting personnel, conducting research and development, performing business and financial planning, and raising capital. Lipid has not generated any revenues for any period since inception.

      Activities during the period from inception (May 21, 1999) to December 31, 1999 were insignificant and have been included in Lipid’s results of operations for the year ended December 31, 2000. Furthermore, all references to the six months ended June 30, 2000 reflect the period from inception (May 21, 1999) to June 30, 2000. A balance sheet at December 31, 1999 is not presented and, therefore, no comparisons to 1999 have been made.

      In the course of its research and development activities, Lipid has sustained operating losses and expects these losses to continue for the foreseeable future as it continues to invest in research and development and begins to allocate significant and increasing resources for clinical testing and related activities. During the next few years, Lipid must meet the additional challenge of developing marketing and sales capabilities for its new products under development. Lipid intends to finance itself primarily through the orderly disposition of NZ’s assets, if the merger is completed, and through issuances of equity securities, research and development grants and, in the longer term, revenues from product sales and licenses. While Lipid believes that it will be able to obtain sufficient funds to achieve its planned objectives, no assurance can be given that it will be able to do so. Accordingly, the limited historical financial information included in this joint proxy statement/prospectus is not indicative of future operating results or financial condition or the ability to operate profitably as a commercial enterprise when and if Lipid succeeds in bringing its products to market.

Results of Operations

      Research and Development Expenses. Research and development expenses include product development, clinical testing, and regulatory expenses. To date, Lipid’s research and development expenditures are primarily related to product development. The $7.5 million in expenditures for the period from inception through June 30, 2001 include stock compensation expenses of $1.6 million, which are a non-cash item, $875,000 in royalty and technology payments to Aruba, $400,000 of which was paid through the issuance of Lipid stock, and $2.5 million in expenses related to the on-going development of the device component of its delipidation systems, including $848,000 of non-cash charges related to the issuance of warrants. Lipid has entered into a consulting and development agreement with SRI International, including the development of multiple production prototypes, including hardware, software and disposables. Lipid expects those device development efforts to continue for the next several months at a cost not to exceed $6.3 million. Lipid cannot accurately predict, however, the ultimate development time or expenses to be incurred in the development of a commercial delipidation device. Delays in completing the development of its delipidation device could unfavorably impact Lipid’s ability to commercialize its delipidation systems and delay its ability to operate profitably in the future.

      General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2000 were $1,188,000 primarily consisting of expenses to establish Lipid’s offices and recruit personnel. General and administrative expenses for the six months ended June 30, 2001 increased to $1,554,000 from $458,000 for the comparable period in 2000, as Lipid established administrative management compared to the limited operations in the period ended June 30, 2000.

      Interest Income. Interest income for the year ended December 31, 2000 was $407,000 from interest earned on private placement funds received in May 2000. Interest income for the six months ended June 30, 2001 was $258,000. Interest income of $107,000 from the initial funding in May 2000 was received in the comparable period of 2000.

Liquidity and Capital Resources

      Lipid has financed its operations since inception through the sale of common stock to one of its founders and two private placements of equity securities, which have yielded net proceeds of $17,372,000 through June 30, 2001.

      The net cash used in operating activities of $2,073,000 for the year ended December 31, 2000 resulted primarily from operating losses incurred as adjusted for non-cash stock compensation charges. Net cash of approximately $49,000 used in investing activities for the year ended December 31, 2000 is attributable to the purchase of capital equipment. Net cash provided by financing activities of approximately $3,248,000 for the year ended December 31, 2000 is a result of the sale of equity securities in private placement transactions net of purchases of short-term investments.

      Net cash used in operating activities was approximately $154,000 and $3,821,000 for the six months ended June 30, 2000 and 2001, respectively. The increase was primarily due to the increase of operating losses incurred over the same period last year. Net cash used in investing activities of $273,000 for the six months ended June 30, 2001 was attributable to the purchase of capital equipment. No cash was used in or provided by investing activities during the same period last year. Net cash provided by financing activities was approximately $2,200,000 and $14,320,000 for the six months ended June 30, 2000 and 2001, respectively. The increase was primarily due to the maturities of short-term investments.

      In December 1999, Lipid entered into an intellectual property license agreement with Aruba International PTY, Ltd., to obtain the exclusive worldwide rights to certain intellectual property. In consideration for the license, Lipid issued to Aruba 3,000,000 shares of its common stock with a value of $250,000 in May 2000. This amount was charged to expense as research and development in 2000. Lipid is also obligated to pay Aruba a minimum annual royalty of $500,000. As consideration for the initial $500,000 royalty payment due in 2000, Lipid paid cash of approximately $350,000 and issued 42,858 shares of common stock valued at $150,000. Lipid is obligated to pay a continuing royalty on revenue generated under the agreement in future years, subject to the annual minimum royalty amount of $500,000. Also, Lipid is required to make a payment of $250,000 upon initiation of human clinical trials utilizing the licensed technology. In addition, Lipid is obligated to pay a sum equal to a certain percentage of the external research funding received by Lipid or on Lipid’s behalf and actually expended by Lipid for applied research, as defined in the license agreement.

      In May 2000, Lipid sold a total of 3,159,179 shares of its common stock at $3.50 per share in a private placement to accredited investors. Lipid’s net cash proceeds, after expenses of the placement, were approximately $11,000,000. In March 2001, Lipid sold a total of 882,144 shares of its common stock at $7.00 per share in a private placement to accredited investors. Lipid’s net cash proceeds, after expenses of the placement, were approximately $6,175,000.

      Lipid entered into a consulting and development agreement with SRI International in October 2000, pursuant to which SRI International will provide various consulting and development services to Lipid. SRI International will assign to Lipid all intellectual property developed during the term of the agreement. The agreement calls for SRI International to complete two development phases and a forty-five day interim period (as defined in the agreement), during which time SRI International using Lipid’s technology will assist Lipid in the development of a medical device for treating major medical indications in which a lipid component plays a key role. In consideration for the services performed by

SRI International during Phase I of the development program, Lipid paid SRI International a nonrefundable research fee. Funding of $544,033 was charged to operations in 2000 with the balance of the research fee, $973,000, charged to operations during the first quarter of 2001 related to research and development activities performed under the agreement. Lipid also issued a warrant to purchase 500,000 shares of its common stock to SRI International at an exercise price of $5.00 per share for a term of seven years. The warrant vested, with respect to 150,000 shares, upon completion of Phase I of the agreement, with the remaining 350,000 shares vesting upon completion of Phase II of the agreement. As of March 28, 2001, Phase I was completed and 150,000 shares vested with Lipid recognizing a non-cash charge of $848,000 relating to the fair value of the vested shares. The level of project funding for the interim period and Phase II of the development program is estimated to be approximately $500,000 and $6,300,000 respectively. As of June 30, 2001, approximately $905,000 was charged to operations related to interim period and Phase II research and development activities performed under the agreement.

Plan of Operations

      Since inception, Lipid has incurred an accumulated deficit of approximately $9.6 million through June 30, 2001. Management expects to continue to incur additional losses in the foreseeable future as it completes new product development and commercialization. Lipid will require substantial additional funds to continue its operations. Lipid intends to finance itself primarily through the orderly disposition of NZ’s real estate and other assets, if the merger is completed, and through issuances of equity securities, and research and development grants and, in the longer term, revenues from product sales and licenses. Lipid cannot assure you that additional capital will be available or that, if available, it will be available on terms favorable for stockholders. If adequate funds are not available to satisfy Lipid’s requirements, it may have to reduce substantially, or eliminate, certain areas of its product development activities, limit its operations significantly, or otherwise modify its business strategy.

Recent Accounting Pronouncements

      As of January 1, 2001, Lipid adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized in current earnings unless specific hedge accounting criteria are met. Currently, Lipid does not use derivative instruments nor has it identified any imbedded derivatives in other contracts. Upon adoption of SFAS No. 133, there was no effect on the financial position or results of operations of Lipid.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangibles, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to an annual impairment test in accordance with the Statements.

      Any goodwill recorded as a result of the merger of Lipid with NZ will not be amortized, in accordance with the guidance of these rules, as the business combination will be consummated after July 1, 2001. Lipid will apply the new rules on accounting for goodwill beginning in the first quarter of 2002. During 2002, Lipid will perform the first of the required impairment tests of goodwill and has not yet determined what the effects of these tests will be on the results and financial position of Lipid. Any impairment determined on the adoption of these rules will be recorded as a cumulative effect of change in accounting principle. If the transaction is consummated before January 1, 2002, Lipid will evaluate the goodwill for impairment under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, based on the undiscounted cash flows of the long-lived assets, including related goodwill.

NZ’S BUSINESS

      The following discussion describes NZ’s business as it is operated before the merger. This discussion does not address any expected changes in NZ’s business after the merger, such as the anticipated orderly disposition of substantially all of NZ’s assets.

General

      Business. NZ was organized in 1908 as an Arizona corporation under the name New Mexico and Arizona Land Company. NZ changed its name to NZ Corporation in June 2000. NZ operates under its own name or that of its wholly-owned subsidiaries: Bridge Financial Corporation, NZ Development Corporation, NZ Properties, Inc., and NZU, Inc. Great Vacations International, Inc., another wholly-owned subsidiary, is not active. NZ began operating under the trade name NZ/Bridge Financial in 1998. NZ has over 90 years of experience as a real estate manager, real estate developer and real estate owner in the southwestern United States. NZ owns over a million acres of mineral rights containing known deposits of uranium, limestone, petroleum, petrified wood and other mineral deposits.

      In late 1997, NZ began to transition its core business from real estate to short-term commercial real estate lending. NZ created a wholly-owned subsidiary, Bridge Financial Corporation, to conduct the lending business. The transition business plan included the sale of most of NZ’s historical fee real estate holdings. NZ has generated significant real estate sales over the past three years. At August 31, 2001, the major groups of unsold real estate planned for disposal were over 100,000 acres of NZ’s rural lands in northeastern Arizona and urban and suburban land in New Mexico.

      NZ reports and operates under three business segments: short-term commercial real estate lending, real estate and other.

      Operating Segments — Short-Term Commercial Real Estate Lending. Bridge Financial Corporation provides time-sensitive, short-term and participating loans to qualified borrowers throughout California and the southwestern United States. The borrowers must typically provide suitable real estate projects as collateral for the loan. Typically a mortgage loan is 65% or less of the value of the property mortgaged. The loans are generally made to successful, small-to-medium size developers and others in the real estate business. The loans typically range in size from $500,000 to $5,000,000. These borrowers often need to respond to a real estate opportunity on a quick and flexible basis. Traditional real estate lenders and banks often cannot provide this expedited service or do not finance these assets. By providing individuality and focus, NZ earns a premium return on loans by charging relatively higher loan fees and interest rates than traditional lenders. Occasionally, Bridge Financial Corporation will accept as collateral partnership interests or stock in real estate related companies.

      NZ believes an underserved niche exists in the real estate market for this type of financing. NZ believes providing a superior level of service and responding more quickly and individually to borrower requests allows it to compete with larger competitors. NZ believes its extensive real estate history and experience makes it more sensitive to its borrower’s needs.

      NZ targets a low-to-moderate loan portfolio risk profile using diversification and management strategies. NZ diversifies its lending activities geographically in California and the Southwest and by real estate type. Clearly defined underwriting criteria and stringent portfolio management techniques are maintained. Additionally, NZ closely monitors real estate projects and the general real estate market, maintain contact with its borrowers, and use a participant to co-fund some loans. NZ believes all of these strategies mitigate the risk associated with any particular loan.

      Loan maturities may be extended in accordance with the original terms of the loan or for other acceptable reasons. NZ considers extensions a routine and integral part of its lending business. Generally, an extension fee is charged to the borrower.

      When a loan is 90 days past due, in accordance with its original terms, the loan is placed on a non-accrual status. If a delinquency cannot be cured NZ may take any combination of the following actions: negotiate a consensual purchase of the property securing a loan, accept a deed in lieu of foreclosure, take legal action to collect on the underlying note, or bid for the property at a foreclosure sale. Foreclosure can result in the temporary ownership, operation or improvement of repossessed property.

      In some instances, the relevant accounting literature requires loans to be accounted for as joint ventures. NZ’s managed loan portfolio may include loans accounted for this way. Revenue associated with these loans is recognized under joint venture accounting. Generally speaking, this means NZ does not recognize revenue from interest income and points over the term of the loan but instead recognizes this income after all principal has been repaid. Any loans accounted for as a joint venture are included in “Investments in joint ventures” in NZ’s consolidated balance sheets. NZ does not intend that a partnership relationship with its borrowers exist under applicable state law for loans accounted for in this way.

      NZ’s managed loan portfolio and the lending segment include receivables generated from its 40-acre recreational land sales program. You can find additional details on the sales program under the heading “Real Estate” below in this section of the joint proxy statement/prospectus. The sale of the land is accounted for in the real estate segment. The collection of the note, including principal and interest, is accounted for in the lending segment. By carrying the receivables in the lending segment, NZ concentrates recurring lending activities in one segment.

      As of August 31, 2001, Bridge Financial Corporation had a loan portfolio under management of $37.4 million, of which $4.9 million was participated and $30.0 million (net of an allowance for bad debts of $.6 million) was recorded in NZ’s books in “Commercial real estate loans, net” and $1.9 million was recorded in NZ’s books in “Investments in joint ventures.”

      Real Estate. Historically, NZ has engaged in various real estate activities: management and leasing commercial and industrial buildings, leasing rural land, development and sale of commercial lands, residential and recreational lots, and the sales or exchanges of land and income properties. NZ has been winding down many of these real estate activities as it made its transition to the lending business.

      The sale of real estate often includes notes receivable generated in connection with the sale. These receivables are an extension of the real estate function and are included in the real estate segment.

      Rental Properties. As of August 31, 2001, NZ owned and operated five office/industrial warehouse complexes in the metropolitan Phoenix area. Four buildings are multi-tenant and one building is leased to a single tenant. Generally, the leases are triple net with a five-year term. A triple net lease means the tenant pays a pro rata share of all costs to operate the property, including property taxes, insurance and maintenance. All five buildings have positive cash flow.

      Rural Land. NZ leases approximately 73,000 acres of its rural land under various grazing leases.

      Recreational Lot Programs. NZ began a recreational lot sales program in 1980. The program is to sell recreational parcels of NZ’s rural land owned and located in northeastern Arizona. The parcels are a minimum size of 36 acres and are typically sold on installment contracts with required down payments equal to 10% to 20% of the sales price. The balance of the contract is carried over 15 years at interest rates ranging from 11% to 12%. An independent real estate brokerage company handles the marketing and sales program. As of August 31, 2001, NZ had approximately 30,000 acres allocated to the sales program. The receivables generated by the recreational lot sales are included in the short-term commercial real estate lending segment.

      Other Significant Land Holdings and Activity. NZ owns over 110,000 acres of rural land located in northeastern Arizona and New Mexico. These lands were originally derived from 19th Century railroad land grants. Some of these acres are suitable for and have been allocated to the recreational lot sales program. The remaining acres are continually evaluated for sale or other opportunities that will provide value to NZ stockholders.

      On May 30, 2001, NZ sold its most significant single identifiable land holding, the Seven Canyons Project. The Seven Canyons Project was 136 acres of undeveloped land located in Yavapai County near Sedona, Arizona. The Seven Canyons Project was approved for the development of an 18-hole golf course and 300 two-bedroom timeshare units. NZ began development work on the project in order to meet certain regulatory deadlines for completion of the work that is under the jurisdiction of the United States Army Corps of Engineers. Additional work was also being performed concurrently. The Seven Canyons Project was sold for $12,500,000, $6,000,000 in cash and $6,500,000 in the form of a six-year note. Additionally, the buyer reimbursed NZ for most of the development expenditures NZ incurred from January 1, 2001 through the date of closing.

      NZ has begun site work on 14.4 acres of undeveloped urban property located at Menaul and Broadway in Albuquerque, New Mexico. The property is zoned for commercial/industrial use and has been subdivided into 13 commercial tracts. The property is platted and approved by the City of Albuquerque. The 13 commercial tracts are listed for sale.

      NZ owns over one million acres of mineral rights in Arizona, New Mexico, Colorado, and Oklahoma, including small working and royalty interests in oil and gas wells. Approximately 6,100 of the mineral acres are leased to others for possible development of limestone, clay and uranium. Market conditions now and for the foreseeable future indicate that production from most of NZ’s mineral acres is not economically feasible.

Competition

      The commercial real estate lending business is highly competitive. NZ competes with other non-bank lenders, commercial banks, savings associations, credit unions and other financial institutions in every aspect of its lending business, including funding loans and acquiring origination capabilities. NZ also competes with financial institutions that have substantially greater financial resources, greater operating efficiencies and longer operating histories than it does.

Properties

      Properties. The schedule below shows the properties owned by NZ at August 31, 2001.

		Year
Location	Description	Acquired	Encumbrance

			(In Thousands)

Rental Properties

Arizona
Tempe	12th Place Building 37,908 square foot building on 2.7 acres	1983	$663
Tempe	Grove Commons Industrial Park 113,806 square feet in 4 building on 7.1 acres	1997	$4,849
Gilbert	El Dorado Commerce Center 112,786 square foot building on 7.8 acres	1999	$4,295
Chandler	Aspen Business Center 105,757 square foot building on 6.2 acres	1999	$3,303
Phoenix	Watkins Distribution Center 76,800 square foot building on 4.4 acres	1999	$1,873

      Properties Under Development.

		Year
Location	Description	Acquired	Encumbrance

			(In Thousands)

New Mexico
Albuquerque	Menaul and Broadway Roads(1) 13 tracts zoned for commercial/industrial use on 14.4 acres	1986	—

(1)	This property is for sale.

      Undeveloped Urban Properties.

		Year
Location	Description	Acquired	Acres	Encumbrance

				(In Thousands)

New Mexico
Las Cruces	Mesilla Hills(1)	1990	310.00	$—

(1)	This property is for sale.

      Rural and Mineral Properties.

		Surface		Mineral
County	State	Acres		Acres	Encumbrance

					(In Thousands)
Apache	Arizona	64,514	(1)	145,692	$—
Coconino	Arizona			21,191	—
Mohave	Arizona			46,602	—
Navajo	Arizona	45,199	(2)	478,300	—
Catron	New Mexico			11,346	—
Cibola	New Mexico	3,844		223,818	—
McKinley	New Mexico	160		117,238	—
San Juan	New Mexico			5,040	—
Socorro	New Mexico			2,399	—
Valencia	New Mexico			43,285	—
Fremont	Colorado			1,480	—
Various	Oklahoma			337	—

(1)	Approximately 24,000 acres are allocated to the recreational lot sales program.

(2)	Approximately 6,000 acres are allocated to the recreational lot sales program.

      NZ’s executive offices occupy 5,446 square feet of leased space in an office building in Phoenix, Arizona. NZ believes its property and equipment are generally well maintained, in good operating condition and adequate for its present needs.

Employees

      NZ currently has nine employees, eight of whom are full-time. NZ’s employees are not represented by a union, and NZ believes that its relations with its employees are good.

Legal Proceedings

      NZ is from time to time a party to legal proceedings. All of the legal proceedings NZ is currently involved in are ordinary and routine. The outcome of the legal proceedings is uncertain until they are completed. NZ believes that the results of the current proceedings will not have a material adverse effect on its business or financial condition or results of operations.

LIPID’S BUSINESS

Introduction

      Lipid is a development stage medical technology company engaged in the research and development of products focused on treating major medical conditions in which a lipid, or fat, component plays a key role. Lipid’s technology is based on a process of selective, systemic removal of lipids from plasma, or blood without red cells. This process is known as plasma delipidation. The process is designed to provide therapeutic benefit by enhancing the body’s natural ability to heal itself. Lipid believes that through the use of this system a patient’s risk of such common disorders as heart attack and stroke will be reduced, and circulation throughout the body will be improved with numerous attendant benefits.

      Initially, Lipid intends to pursue two major medical applications. The first application is focused on treating cardiovascular disease. In particular, the disease results from the accumulation of lipid, in particular, cholesterol, on arterial walls. This disease is known as atherosclerosis, which is the accumulation of lipid deposits or cholesterol-laden plaque on arterial walls. The second application relates to the removal of lipid from lipid-enveloped viruses, bacteria, and other lipid containing infectious agents. Lipid-enveloped viruses, by way of example, include HIV, Hepatitis C, Hepatitis B and Herpes Simplex Virus. Lipid calls this second application viral pathogen inactivation. Lipid believes that plasma delipidation has potential benefits beyond these two initial applications. These potential applications include vaccines for lipid-containing bacteria, treatment of septic shock, drug toxicity management, treatment of acute poisonings, removal/inactivation of pathogens in pooled plasma and treatment of lipid-associated cerebrovascular disease. Lipid’s intention is to explore such additional applications.

Background

      General. Our bodies are made of building blocks called cells. Cholesterol, a well-known lipid, is essential for cells to function normally. Our bodies obtain cholesterol through the foods we eat and by manufacturing cholesterol inside some of our cells and organs. Cholesterol either remains within the cell or is transported by the blood to various organs. The major carriers of cholesterol in the blood are lipoproteins including low-density lipoprotein, or LDL, and high density lipoprotein, or HDL, which are particles composed of fat and protein. LDL delivers cholesterol to organs where it can be used to produce hormones, maintain healthy cells or be transformed into natural products, which assist in the digestion of other lipids. HDL removes excess cholesterol from arteries and other tissues to transport it back to the liver for elimination.

      In a healthy human body, there is a balance between the delivery, synthesis and removal of cholesterol. Over time, however, there is often an imbalance that occurs in our bodies in which there is too much cholesterol delivery by LDL and too little removal by HDL. When people have a high level of LDL and low level of HDL, the imbalance results in more cholesterol being deposited in the arteries than that being removed. This imbalance can also be exaggerated by, among other factors, age, gender, high blood pressure, smoking, diabetes, obesity, genetic factors, physical inactivity, disease of the extremities or the brain and consumption of a high-fat diet. The excess cholesterol carried in the blood on LDL particles is deposited throughout the body, but frequently ends up depositing in the walls of the arteries, especially those found in the heart. As a consequence, repeated deposits of cholesterol, called plaque, form and narrow or block the flow of blood in the arteries.

      Cardiovascular Disease. Cardiovascular disease is a major cause of death in industrialized countries. Each person has within them what Lipid calls a “cardiovascular clock,” which refers to the slow and continuous build up of cholesterol-laden plaque on arterial walls. Over decades this build up may result in the blockage of blood flow through arteries, in particular those, which deliver blood to the heart. The common cause of this disease is the deposit of cholesterol in the wall of the artery. Researchers believe that high cholesterol, especially high concentrations of LDL cholesterol, plays a key role in the occurrence of atherosclerosis. Researchers have found ample evidence to show that diet, drug, or other treatments such as systemic removal of LDL from the blood stream may reduce the progression of this disease, but, there is no clear evidence that the condition is improved (often referred to as regression of the atherosclerosis) with current treatments.

      The lipoproteins, LDL and HDL for example, that circulate in the blood are normally “saturated” with cholesterol. One of their functions is to carry cholesterol around in the body to various locations and sometimes leave the cholesterol in that location for further processing by the body. Some lipoproteins (HDL) are responsible for transporting cholesterol away from the plaque and carrying it to the liver for disposal. Other lipoproteins (LDL) are responsible for carrying cholesterol to cells outside the liver for use in building cells and cell walls. The LDL lipoproteins are usually the ones that carry cholesterol to the plaque and build up cholesterol inside the cells blocking flow of blood. Diet and drugs may help lower the amount of cholesterol in the blood and therefore make it more difficult for cholesterol build up in the plaque. Systemic removal of the LDL may also reduce the amount of cholesterol but it also removes the lipoprotein carrier as well. These therapies may result in lack of progression of the disease but to date none have shown they can reverse the level of plaque already deposited on the artery wall.

      The most recent clinical studies of current drug therapies do not demonstrate removal of existing cholesterol in the arteries (regression of atherosclerosis). The atherosclerotic condition, with emphasis on cholesterol content, is dependent on the amount of cholesterol donors (e.g. LDL) and cholesterol acceptors (e.g. HDL) that circulate in the blood. In the case of too much cholesterol in the blood (hypercholesterolemia) and in particular high LDL cholesterol concentrations in the blood, the potential for increased donation of cholesterol to the plaque in the artery is high. This increased plaque formation may cause heart attacks and strokes by totally interrupting the blood flow.

      According to the American Heart Association, cardiovascular disease is the largest killer of American men and women. Currently, over $15 billion is spent annually on the drug treatment of cardiovascular disease in the United States, in addition to the costs of surgical treatment and care.

      The limitations for treating this disease by diet, drugs and LDL removal evolved into the need for more interventional procedures, such as angioplasty (balloon therapy and stent placement) and surgical revascularization (coronary artery bypass surgery). The procedures are costly and produce variable and somewhat limited outcomes. The interventional procedures have attendant high costs, clinical complications and sometimes mortality associated with them. Physicians and their patients, however, are often driven to these procedures in order to save or prolong life.

      Current Treatments For Cardiovascular Disease. The initial physician recommendation for a patient with cardiovascular disease is frequently a change in lifestyle involving exercise combined with a low-fat, low-cholesterol diet. If a patient’s condition does not improve, then the physician moves to the next level of treatment to achieve acceptable levels of cholesterol in the blood, typically drug therapy.

      Following the initial diet/exercise regimen, treatments are either short-term solutions, termed “acute” by physicians, or long-term solutions, termed “chronic.” Acute treatments are reserved for more life-threatening cardiovascular conditions, such as ischemia, a condition where there is a shortage of oxygen-rich blood available to the heart. In contrast, chronic treatments are used to prevent cardiovascular disease from growing worse and later having to resort to acute treatments. Acute treatments usually involve costly interventional surgical procedures, while chronic treatments are usually in tablet or pill form and last over a very long time.

      Acute Treatments. Acute treatments are required when blood flow to the heart is severely restricted and the patient is at immediate risk for further complications. Three common invasive procedures are used to restore blood flow; bypass surgery, balloon angioplasty and atherectomy. In bypass surgery, the cardiologist redirects blood flow around the blocked arteries by grafting a healthy vessel removed from another location in the patient. In balloon angioplasty, a thin flexible tube with an inflatable balloon at its end is positioned in the artery at the point of blockage. During the procedure, the balloon is inflated and this pushes aside the plaque that causes the blockage, resulting in a reopening of the artery to allow greater blood flow. Frequently, a cardiologist reinforces the newly opened artery with a wire-mesh cylinder called a stent. In atherectomy the plaque is removed from the artery using a rotating blade.

      The primary benefit of acute treatments is the immediate restoration of oxygen-rich blood flow to the heart. However, the major drawbacks are:

•	Restenosis, or reclosing of the artery, even after stenting, occurs in up to 40% of patients who have had these invasive surgical procedures. This may require an additional invasive procedure within six months.

•	These procedures are invasive to the patient and involve opening up the chest cavity to expose the heart, as in coronary bypass surgery, or snaking a wire through a leg artery to the heart, as in balloon angioplasty or atherectomy. Invasive procedures by their nature involve a risk of complications, including death.

•	Since acute treatments are invasive procedures by their nature, there is usually significant recovery time after the surgical procedure.

•	Many patients may not be eligible for invasive procedures due to their anatomy, physical condition, age, or past medical history.

•	Atherosclerosis affects the entire cardiovascular system. Acute procedures are localized and treat only one segment of a diseased artery at a time. Therefore, many diseased arteries are left untreated using these invasive surgical procedures.

      In 1998, 553,000 coronary bypass surgeries were performed on 336,000 patients in the United States. Almost half of the patients that have a coronary bypass require a repeat coronary bypass, because over time the grafted vessels become blocked again. In the United States, in 1998, approximately 539,000 balloon angioplasty procedures were performed. A significant percentage of balloon angioplasty procedures result in reclosing of the diseased artery within the first few months, due to restenosis. The use of stents has reduced this percentage of restenosis but not eliminated it.

      Chronic Treatments. Chronic treatments for cardiovascular disease have the goal of preventing or limiting progression of the disease so that acute treatments will not be required in the near future, if at all.

      Physicians frequently prescribe drugs called statins that lower the level of LDL in the blood by inhibiting cholesterol production in the body. These drugs can also lower other lipids and have the ability to slightly raise HDL. Recent studies have shown that the statins reduce the incidence of illness and death from cardiovascular disease. It usually takes at least two years, if at all, for the drugs to have an effect on death rates. These drugs neither treat the existing atherosclerosis nor reverse the disease in a majority of patients. In addition, in post-operative patients, they have also failed to prevent restenosis, the reclosure of an artery following surgical procedures.

      Lipid-Enveloped Viruses. Lipid-enveloped viruses have a protein structure with a lipid coating that protects the virus from recognition by the immune system. The lipid envelope also helps the virus infect the host cell by merging the virus coat with the host cell surface.

      Significant strides have been made in recent years in treating HIV infected individuals in the developed world. Through the use of “cocktails” of potent new antiviral drugs, including protease inhibitors and reverse transcriptase inhibitors, death rates from AIDS have been significantly reduced in these countries. These expensive new therapies, however, are not ideal for a number of reasons.

      Despite improving both quality and duration of life for HIV infected individuals, cocktail therapy has been unable to completely eradicate the virus in the blood and organs. After cessation of drug therapy, or if a patient does not adhere strictly to the schedule of drug therapy, viral loads may rebound or even exceed pretreatment levels. HIV also may mutate in the presence of the antiviral compounds that are designed to attack the virus directly, leading to the development of drug resistance. Drug resistance is a major concern of physicians because a large portion of patients have HIV that is already resistant to at least one drug in their drug cocktail. As viral strains continue to mutate, the number of drug resistant patients are expected to grow significantly.

      Ironically, the cocktail therapy sometimes dramatically alters the metabolism of lipids to the detriment of the patients currently taking them. Atherosclerosis may be accelerated and abnormal fatty deposits begin to materialize in these patients. As a result, atherosclerosis is a leading cause of death in patients who have been utilizing the cocktail therapies over a long period of time.

      Other side effects of these therapies can be significant, leading to some patients being unable or unwilling to tolerate the drug regimen. In the developing world, the cocktail therapy is proving impractical as a result of its high cost and the difficulty getting patients to comply with the dosing regimen.

      At a minimum, this may prove very useful in treating patients who cannot tolerate other therapies and in patients who are resistant to antiviral drug cocktail therapy. In addition, there may be interest in the clinical community in exploring the potential of Lipid’s plasma delipidation system to manage viral load during periods of antiviral drug cocktail holidays. In the developing world, Lipid’s plasma delipidation system may be particularly attractive because the system may be administered on an intermittent basis rather than everyday, at lower costs than existing therapies, and, given its probable mechanism of action, issues of resistance may be avoided.

      Existing therapies for Hepatitis C infection have proven to be effective in only a portion of the patients treated. In addition, side effects of these existing therapies can be significant and the regimen is very expensive. As with HIV, resistance is a serious problem in treating the disease. Also as with HIV, cost and other aspects of existing therapies make them largely impractical in the developing world.

Markets

      Cardiovascular Disease. Within the approximately $1 trillion United States health care industry, a significant amount of money is spent treating cardiovascular disease. Although significant advances have been made in the prevention and treatment of heart attacks and strokes during the past few decades, these diseases remain among the leading causes of death in the United States and many other countries. Lipid believes that diseases associated with vascular lipid deposits are the number one cause of death in the industrialized world.

•	The American Heart Association estimates that the United States healthcare system spends approximately $298 billion annually on the care and treatment of patients with cardiovascular diseases.

•	The Centers for Disease Control and Prevention estimates that cardiovascular disease, principally heart disease and stroke, is the leading killer in the United States. It states that 58 million, or almost 25% of all Americans, live with some form of cardiovascular disease and more than 960,000 Americans die (over 40% of all American deaths) of cardiovascular disease each year.

•	More than one million Americans suffer heart attacks annually — the first sign of cardiovascular disease in 20% to 40% of patients.

•	Stroke accounts for one in every 15 deaths in the United States.

•	Expenditures within the United States on clinical cardiovascular research and development are estimated at $3.75 billion.

•	According to the Framingham Heart Study, abnormalities of blood fat content (dislipidemias) are a major modifiable risk for cardiovascular disease, along with smoking, diabetes and high blood pressure (hypertension).

      Statins — Lipid And Cholesterol Lowering Drugs Market. Researchers have recently demonstrated that the statin class of drugs is very effective in reducing morbidity of heart disease. To date, however, no statin has been demonstrated to produce plaque lesion reduction on artery walls, or what is often referred to as reverse cholesterol transport. These drugs do demonstrate the enormous market for lipid lowering therapy. Since approval by the FDA, these drugs have become the best selling class of drugs in the world with $15 billion in sales in 2000. Lipitor™, the best selling of these drugs, is estimated to generate approximately $6 billion in sales in 2001.

      A current treatment for atherosclerosis is the use of pharmaceutical lipid-regulating agents, including statins, which limit the progression of the disease by lowering levels of LDL. On May 16, 2001, the National Cholesterol Education Program, which is coordinated by the National Heart, Lung, and Blood Institute, issued major new clinical practice guidelines with respect to the prevention and management of high cholesterol in adults. The guidelines are the first major update from the National Cholesterol Education Program in nearly a decade. The new guidelines are expected to substantially expand the number of Americans being treated for high cholesterol with statins, increasing the number from approximately 13 million to approximately 36 million. The United States federal government this quarter published new cholesterol standards for the first time in eight years. If the more rigorous guidelines are widely followed, doctors may write nearly triple the number of prescriptions for cholesterol-lowering drugs. The new standards do not change the overall guidelines for total cholesterol, but they focus more on the components of cholesterol and on people with certain health risks. The recommendations would put 18% of American adults on “statin” drugs such as Lipitor, Zocor and Pravachol, and could theoretically triple the United States sales of these medicines to nearly $30 billion a year. Notwithstanding the above, statins generally do not promote the regression of atherosclerosis. As a result, invasive surgical procedures, such as balloon angioplasty (the mechanical reopening of closed vessels) or coronary artery bypass surgery, are often required to increase blood supply to the heart.

      Lipid-Enveloped Viruses. It is estimated by the Centers for Disease Control that approximately 1.1 million Americans are infected with HIV. Globally, the World Health Organization and the Joint United Nations Programme on HIV/ AIDS reported, as of December 1999, that approximately 34.3 million adults and children are living with HIV/ AIDS. It is also estimated that there were 5.4 million newly infected people and 2.2 million deaths related to HIV/ AIDS in 1998. Despite considerable progress with antiviral drug cocktail therapy, today AIDS is the number one killer of Americans between the ages of 25 and 44.

      WHO also reports that there are an estimated 170 million carriers of Hepatitis C in the world, including an estimated 4 million infected in the United States. Of those afflicted with Hepatitis C, 20% are at risk of developing cirrhosis of the liver and 1% to 5% may develop liver cancer.

Platform I — Cardiovascular (Vascular Lipid Removal System)

      Lipid’s Vascular Lipid Removal system has been shown to rapidly remove cholesterol, triglycerides, some phospholipids, and unesterified fatty acids from plasma without affecting other plasma constituents, including the delicate fat carrying proteins known as apolipoproteins. In a sense, Lipid’s Vascular Lipid Removal system reverses what Lipid has termed the “cardiovascular clock” or the slow deposition of arterial plaque in the course of a human’s life. The reversal of atherosclerosis has been referred to in scientific terms as Reverse Cholesterol Transport.

      Independent researchers have demonstrated that when the HDL particle (known informally as “good cholesterol”) is delipidated it is up to six times more efficient at scavenging cholesterol than native HDL.

      Lipid believes that the plasma proteins, once delipidated, are capable of recombining with cholesterol and other lipids in the arteries. This observation is fundamental to unblocking of arteries by Lipid’s Vascular Lipid Removal system. Cholesterol is represented in blocked arteries intra- and extracellularly. The delipidated plasma proteins can remove cholesterol from surface of cells (extracellular) as well as from inside cholesterol loaded cells (intracellular).

      Lipid’s Vascular Lipid Removal process includes:

•	removing whole blood from the patient;

•	separating the plasma from the blood cells;

•	delipidating the plasma; and

•	recombining the blood cells and delipidated plasma and returning it to the patient.

      Animal Experiments. Several animal models have been tested to establish the safety and efficacy of Lipid’s Vascular Lipid Removal system. In one of the studies conducted, the system entailed the removal of 25% of the blood volume from control and atherosclerotic animals, delipidating the plasma and reintroducing the delipidated plasma back into the animals.

      In an additional study, up to a full body volume of plasma was delipidated in a single treatment and then the delipidated plasma was reintroduced directly back into the animal.

      Both studies produced similar results in that they appeared to be safe and regression of atherosclerosis (unblocking of the arteries) was observed.

      Human Safety Study. Based on the experimental animal results and other research, a human safety trial has received approval, and commencement of this study is anticipated to begin in the second half of 2001.

Platform II — Lipid-Enveloped Viruses (Viral Pathogen Inactivation System)

      Many lipid-enveloped viruses, including HIV, Hepatitis B, and Hepatitis C, bacteria, and pathogens have lipid containing membranes or envelopes. These infectious agents can be carried by the blood throughout the body. Lipid believes that its Viral Pathogen Inactivation system could be effective in inactivating these microorganisms in patients that are treated. It is commonly understood that viruses, which possess protective lipid membranes will not be able to infect if the lipid membrane is removed. Lipid believes that lipid-enveloped viruses may be effectively inactivated and managed by periodic treatment with its Viral Pathogen Inactivation system. In effect, by treating an animal or a human infected with a lipid-protected coated virus with the Viral Pathogen Inactivation system, the exposed protein coating of the virus may provoke an immune system response. The immune system then could develop anti-bodies to the exposed protein, which would then attack the virus in the blood stream, reducing the viral load of the victim of the disease. The reduced viral load could greatly reduce the stress on the immune system of the infected human or animal and, in the best case, provide a permanent effect.

      Lipid believes that the Viral Pathogen Inactivation system may be useful in the production of vaccines by treating lipid-coated viruses and inactivating them by removing their protective lipid coat. Then, injection of the virus inactivated by the Viral Pathogen Inactivation system may provoke antibody development in a healthy animal or human and protect it from future infection. Lipid has not yet tested all of these viral applications, and not all of them may prove to be safe or effective.

      Lipid’s strategy will be to develop the Viral Pathogen Inactivation system and test it for therapeutic applications in humans and/or animals that are already infected with a lipid-coated viral disease. Lipid also is developing the Viral Pathogen Inactivation system in order to establish its use in the preparation of vaccines for diseases that result from lipid-coated pathogens. Lipid intends to develop primarily high-margin disposables in medical indications with high per-treatment therapeutic value. Once proven, Lipid will seek to license or joint venture its technology with established vaccine manufacturers.

      In Vitro And Animal Experiments. Recent experiments were carried out at the University of Sydney using a duck model for Hepatitis B. In these experiments, it was conclusively shown that infected plasma treated with Lipid’s Viral Pathogen Inactivation system was unable to infect healthy ducklings. Furthermore, it was shown that the uninfected ducklings, which had the treated plasma introduced to their system began to develop antibodies to Hepatitis B. Lipid expects to conduct studies to determine the potential to use treated plasma as a vaccine against lipid-enveloped viruses. A further study with Hepatitis B in animals has shown that compared to sham vaccinated control animals, over 80% of animals, which have been “vaccinated” with delipidated virus created with Lipid’s Viral Pathogen Inactivation system, were protected when infected with live natural Hepatitis B virus.

      In another study, a viral diarrhea virus, which affects cattle, also was deactivated by the Viral Pathogen Inactivation system. The treated viral diarrhea virus produced an anti-body response in healthy animals and did not infect them with the disease.

Lipid’s Strategy

      Lipid’s objective is to become the leader in the development and commercialization of lipid management therapies to treat atherosclerosis, and lipid-enveloped viruses and pathogens, as well as explore other therapies that may result from further research of lipid regulation technology. The following are the key elements of Lipid’s strategy.

      Develop A New Paradigm For The Treatment Of Atherosclerosis, Viruses, And Other Pathogens. Lipid believes that its products under development hold the potential to revolutionize the treatment of cardiovascular diseases and become a new standard of care, by offering patients more effective, and lower-risk alternatives to currently available treatments. Furthermore, Lipid believes the potential to use its technology in the management of diseases caused by the presence of lipid coated viruses and other pathogens is significant and may also revolutionize their method of therapy.

      Leadership In Lipid Regulation Therapies. Lipid intends to become a leader in discovering, developing, and commercializing therapies and applications of its novel technology. To that end, Lipid intends to continue to spend considerable resources on research and development beyond the development of its Vascular Lipid Removal and Viral Pathogen Inactivation systems.

      Develop High-margin Disposables. Lipid intends to develop primarily high-margin disposables in medical indications with high per-treatment therapeutic value.

      Expand, Enhance, And Protect Proprietary Positions. Lipid intends to commit considerable resources to maintain and expand the proprietary position of its Vascular Lipid Removal and Viral Pathogen Inactivation systems and any research or discoveries that are made from further research of lipid regulation.

      Establish Premier Product Development, Manufacturing, And Marketing. Lipid intends to bring value to its stockholders, employees and community by establishing a corporate mission of excellence in product development, manufacturing, and marketing.

Overview of the FDA Regulatory Process

      General. Drugs, devices and biologic products must satisfy rigorous standards of safety and effectiveness before they can be approved or, in the case of some medical devices, “cleared” for commercial marketing by the FDA. The FDA has extensive power and discretion over this approval process, subject to the provisions of its governing statutes, which consist principally of the Federal Food, Drug, and Cosmetic Act with respect to pharmaceuticals and medical devices, and the Public Health Service Act in the case of drug or device products of a biological nature, such as processed plasma.

      The FDA also has promulgated detailed regulations to implement these statutes and has issued various non-binding guidance documents to advise industry on matters in more detail on statutory and regulatory requirements. In evaluating the regulatory status of any proposed product, many different factors are involved and, thus, there may be additional statutory/regulatory provisions or requirements that are unique to a particular product that are not included in this general discussion.

      How a product is ultimately defined from a regulatory perspective will impact the requirements for marketing approval or clearance as the precise legal requirements differ among drugs, devices and biologics. In defining a product’s regulatory status, several key factors must be considered such as, but not limited to: (1) the product’s intended use as derived from proposed labeling; (2) its primary mode of action; (3) whether the active ingredient is derived from chemical synthesis, which normally is regulated as a drug under the Federal Food, Drug, and Cosmetic Act, or is a product derived from biotechnology, such as recombinant DNA, or human, animal or plant sources, in which case it commonly, but not always, is regulated as a biologic under the Public Health Service Act and a biological drug under the Federal Food, Drug, and Cosmetic Act; (4) is a virus, therapeutic serum, antitioxin, vaccine, blood, blood component, blood derivative, allergenic product, or analogous product or other very specific products, in which case it is regulated under the Public Health Service Act as a biologic and, if applicable, under the Federal Food, Drug, and Cosmetic Act, as a biological drug; and (5) the FDA’s prior handling of similar products, which has, in a number of cases, treated products differently than would appear required under a reading of applicable statutes (e.g., human growth hormone products, although either tissue-derived or biotechnologically engineered, are regulated as drugs under the new drug application process).

      The extent and nature of the FDA regulatory requirements also will depend on the labeled uses, or indications, for which approval is sought and the type, complexity and novelty of the product. In the case of medical devices, the Federal Food, Drug, and Cosmetic Act requires that the most risky products, referred to as Class III devices, be the subject of a pre-market approval application under Section 515 of the Federal Food, Drug, and Cosmetic Act. A pre-market approval application usually requires that the applicant conduct well-controlled clinical studies to demonstrate the safety and effectiveness of its medical device. Other medical devices can be cleared for marketing by the FDA pursuant to what is known as a pre-market notification. Clearance of a pre-market notification filing relies on a finding by the FDA that the applicant’s device is substantially equivalent to a lawfully marketed device that itself does not require a pre-market approval application. And, in the case of other, even less risky devices, the FDA has eliminated the need to file a pre-market notification at all, although the product and its maker generally are still subject to the other general controls contained in the Federal Food, Drug, and Cosmetic Act and the device regulations. The part of the FDA having primary jurisdiction over medical devices is the Center for Devices and Radiological Health (Devices Center).

      Drug products and biological drug products whose active ingredients have never been approved by the FDA — or which, although having the same ingredient, differ in a substantial way from an approved product — usually will require the applicant to file a full new drug application containing “substantial evidence” in the form of well-controlled clinical investigations that the drug product or biological drug product is safe and effective for its labeled indication(s). In contrast, a generic version of a previously approved drug product may be approved by the FDA under an “abbreviated” new drug application in which the showing of safety and effectiveness is satisfied by the applicant proving that its drug is bioequivalent to the drug product originally approved under a full new drug application that forms the basis for the abbreviated new drug application. To qualify for the abbreviated new drug application process, a generic drug, with some limited exceptions, must be identical to that of the drug covered under the full new drug application as to active ingredient, labeling, dosage strength, dosage form, and route of administration. The part of the FDA having primary jurisdiction over drugs is the Center for Drug Evaluation and Research (Drugs Center) and over biological drugs is the Center for Biologics Evaluation and Research (Biologics Center).

      Biologics are regulated under the Public Health Service Act, which prohibits marketing them without an approved license from FDA known as a Biologics License Application. Biologics regulation, under the Public Health Service Act, also focuses on whether a biologic is pure, safe and potent. Biologics License Applications for therapeutic biological drug products are similar to new drug applications and well-controlled clinical investigations to show safety and effectiveness are often required. The regulation of biologics also is impacted by the fact that biologics may be used in conjunction with a medical device such as a diagnostic kit. If used in conjunction with a device, the biologic product must satisfy the Public Health Service Act requirements and also may need to go through the pre-market approval application procedure, which may require that the applicant conduct clinical studies to secure approval. There is no mechanism existing today that provides for a Biologics License Application for a “generic” biologic drug. The part of FDA having primary jurisdiction over biologics is the Biologics Center.

      If the FDA grants marketing approval of a product, this approval will be limited to those disease states and conditions for which the product has been demonstrated to be safe and effective. Any product approval also could include significant restrictions on the use or marketing of a firm’s products or include other conditions, such as the performance of post-approval studies to monitor known or suspected adverse reactions. Product approvals, if granted, are subject to potential withdrawal, either voluntarily or involuntarily through legal process, for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against products or the company responsible for the products. If approvals are withdrawn for a product, or if a product is seized or recalled, the sale of that product could be interrupted and revenues would suffer.

      Regulatory Status of Lipid’s Products.

      Plasma Delipidation Systems. Outside the United States, the ability to market potential products is contingent upon receiving market application authorizations from the appropriate regulatory authorities. These foreign regulatory approval processes may involve differing requirements than those of the FDA, but also generally include many, if not all, of the risks associated with the FDA approval process described herein, depending on the country involved.

      Lipid’s current strategy is to seek the FDA marketing authorization for its plasma delipidation systems as a medical device. To obtain the FDA’s marketing approval, Lipid will most likely, as has occurred with other products with similar intended uses and operational mechanisms that have been classified by the FDA and approved as Class III devices, need to file a pre-market approval application for the plasma delipidation systems. However, due to the early nature of our developments efforts, Lipid has not yet confirmed with the FDA its view of the regulatory status of its potential products. Thus, while Lipid anticipates that a pre-market approval application will be required, it is possible that the FDA would differ and regard the product as subject to regulation by the Biologics Center. If a pre-market approval application is required, Lipid probably will need to conduct pre-clinical and clinical studies to prove the safety or effectiveness (or both) of the plasma delipidation systems for the initial intended use Lipid elects to seek approval for from the FDA.

      With respect to pre-clinical studies, as Lipid’s development work on the plasma delipidation systems is still at any early stage, Lipid cannot now state the nature of the studies the FDA will require. For instance, the agency may want Lipid to confirm that the levels of any physical components, processing agents, or other inactive ingredients that might be used in the plasma delipidation systems are at acceptable levels when the delipidated blood is returned to the patient following processing, particularly if any of those components or ingredients have not been reviewed previously by the FDA for use in other regulated products. In addition, the study Lipid plans to conduct, known as the Clinical Study, see “— Clinical Studies — General” below, may generate additional information that will impact the types and extent of pre-clinical data the FDA may require Lipid to perform.

      To support a pre-market approval application, the FDA commonly requires clinical studies to show the safety and effectiveness of the device. While the nature of any such studies that the FDA may require for the plasma delipidation system cannot now be stated, medical device products approved by the FDA for other companies using similar mechanisms of operation have required extensive and time-consuming clinical studies in order to secure approval. After the Clinical Study is finished, Lipid hopes to have more information on the plasma delipidation systems to allow it to design human clinical studies acceptable to the FDA to support a pre-market approval application.

      Once Lipid has sufficient information to design its pre-clinical and clinical development plans, it will seek the FDA’s input on those plans and, more specifically, the agency’s requirements for approval. Prior to 1997, the agency historically had virtually unlimited discretion to change those requirements after a company such as Lipid had begun its developmental work — and even met with the FDA — on a marketing submission to the FDA. To address the problems for regulated industry presented by later the FDA changes in developmental/ approval requirements, the 1997 FDA Modernization Act, includes a provision under which the FDA legally may insist upon changes to a development plan previously agreed-to by the FDA in writing only if new information shows that the plan may present safety or effectiveness concerns. Notwithstanding the enactment of this provision, the agency still retains considerable leverage to exact changes in study protocols from the sponsors of clinical investigations even after a FDA Modernization Act meeting and agreement has been reached.

      A meeting with the FDA to establish the pre-clinical and clinical protocols to support a pre-market approval application will be a critical step in the development of the plasma delipidation systems. For medical devices, such a meeting commonly is held at what is known as the pre-investigational device exemption stage. Lipid cannot state now when it will request such a meeting or what data or types of protocol it will submit to the FDA. After the completion of the Clinical Study, Lipid hopes to be in a better position to address these key the FDA developmental matters.

      It is possible that the FDA also would regard the product as involving a combination — or hybrid — product consisting of both a device and a biologic drug. In that event, the FDA likely would require that the product be cleared under both the device provisions of the Federal Food, Drug, and Cosmetic Act and the biologics provisions of the Public Health Service Act. In situations involving hybrid products, the review and approval process at the FDA is bifurcated, with the Devices Center handling the device portion of the application and the Biologics Center handling the biologic drug review parts of the filing. Generally speaking, one of the two centers will have primary responsibility for the entire submission, depending on what the FDA regards as the primary mode of action of the product. However, both centers may have to approve the product before it can be commercially marketed.

      Clinical Studies — General. Depending on the regulatory status of its products, Lipid may need to conduct significant additional research, including possibly testing involving animals and humans, before it can file applications for product approval. Typically, in the drug device and biologics industries there is a high rate of attrition for product candidates in pre-clinical testing and clinical trials. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the drug industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials and in interim analyses. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in the FDA policy, during the process of clinical trials.

      In order to conduct clinical investigations on a new drug product, whether of chemical or biological origin, not previously approved in the United States or not approved for the labeled indication being sought by an applicant, the applicant or sponsor must first file an investigational new drug application with the FDA containing, among other things, detailed information on the proposed drug product, the contemplated protocol for conducting the clinical investigation, and any available safety and effectiveness information on the proposed drug product. In addition, an Institutional Review Board must approve the protocol to ensure that it provides adequate protection of the rights of the human subjects to be included in the clinical study. If the FDA does not object to the investigational new drug application, the study may begin after 30 days from the date the investigational new drug application was filed. The agency may, if it wishes, affirmatively approve the investigational new drug application prior to the expiration of the 30-day period, at which point the clinical study may begin.

      If human clinical trials of a device are required for a pre-market approval application and if the device presents a significant risk as defined in the FDA’s regulations, the sponsor of the trial (usually the manufacturer or the distributor of the device) must submit an investigational device exemption filing prior to commencing human clinical trials. The investigational device exemption application must be supported by data, typically including the results of animal and laboratory testing and include the proposed protocol governing the clinical study. If the investigational device exemption application is approved by the FDA and an appropriate Institutional Review Board, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA.

      Submission of an investigational device exemption application or investigational new drug application does not give assurance that the FDA will not object to the investigational device exemption application or investigational new drug application and, even if the investigational device exemption application or investigational new drug application becomes effective, there can be no assurance that the FDA will determine that the data derived from the studies support the safety and efficacy of the drug or device or warrant the continuation of clinical studies. In addition, the regulations governing investigational new drug exemptions and investigational device exemptions are extensive and involve numerous other requirements including that, generally, an investigational device exemption application or investigational new drug application supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects. Deviation from these regulatory requirements can lead to the FDA refusing to consider the study in support of a commercial marketing application.

      In some circumstances, sponsors of clinical trials are permitted to sell investigational drugs, biologics, or devices distributed in the course of the study, provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. If Lipid elects to pursue this option, it will need to seek the FDA approval to do so if the clinical investigation is conducted under an investigational new drug or an investigational device exemption. The FDA routinely does not grant such approvals; rather, a showing of special need is required.

      The ultimate results of clinical studies cannot be predicted with accuracy and can be impacted by many variables. Lipid cannot be sure whether planned clinical trials will begin on time or will be completed on schedule or at all. For example, any of Lipid’s future clinical studies might be delayed in their initiation, or performance or even halted after initiation because:

•	extensive and time consuming pre-clinical animal studies are required of Lipid by the FDA to demonstrate the safety of the process technology;

•	the data generated by the pre-clinical animal studies does not indicate to the FDA that there is a sufficient margin of safety and/or the potential clinical benefit from the delipidization cannot be demonstrated in the animal experiments;

•	the FDA regulatory requirements for initiating and maintaining an investigational new drug/ investigational device exemption application for a clinical study cannot be met;

•	the product is not effective, or physicians perceive that the product is not effective;

•	patients experience severe side effects during treatment;

•	patients die during a clinical study because their disease is too advanced or because they experience medical problems that are not related to the product being studied;

•	patients do not enroll in the studies at the rate Lipid expects; or

•	the discovery by the sponsor, during the study, of deficiencies in the way study is being conducted by the study investigators that raises questions as to whether the study is being conducted in conforming with the FDA’s Good Clinical Practice regulations.

      If any delays in testing or approvals Lipid experiences are significant, or if Lipid needs to redo or perform more or larger clinical trials than planned, its product development costs will increase and its ability to file, and/ or the time line to filing, of a pre-market approval application or other marketing application could be materially and negatively impacted. In addition, if results are not positive or are equivocal, Lipid may need to conduct additional studies, which would increase the total cost of developing these products for commercial marketing and its ability to file, and/ or the time line to filing, of a pre-market approval application or other marketing application could be materially and negatively impacted.

      Status Of Clinical Studies On Plasma Delipidation Systems. At present, no clinical investigations of any type have been conducted on Lipid’s Vascular Lipid Removal system. However, observations obtained in animals have shown that the procedure seems to be safe and capable of unblocking clogged arteries. In addition, induced atherosclerosis animal models appear in many respects to mimic atherosclerosis in humans. Thus, based on the prior research and development work and on the experimental animal results of the Vascular Lipid Removal system, approval has been obtained to conduct a human clinical study, or the Clinical Study, to evaluate the safety and effectiveness of the Vascular Lipid Removal system for the reversal of atherosclerosis. This study will be conducted using a batch process basis, whereby 25% of the patient’s plasma will be processed weekly. Commencement of the Clinical Study is currently planned to begin in the second half of 2001. However, Lipid has no assurances that the studies will commence in 2001.

      If the Clinical Study goes forward, Lipid also has no assurances that the Clinical Study will produce data that will support the safety or effectiveness of the Vascular Lipid Removal system. In addition, while Lipid plans to conduct these studies in conformity with International Standards Organization Good Clinical Practice requirements as set for in International Standards Organization No. 540, Lipid has not confirmed with the FDA that any data produced in the Clinical Study will be acceptable to the FDA in place of any part of the requirements that the FDA may require in the form of pre-clinical or clinical studies. Thus, it is possible that all or parts of any results achieved by the Clinical Study may need to be replicated in other studies required by the FDA.

Research and Development

      Lipid entered into a development agreement with SRI International in October 2000, pursuant to which SRI International will provide various consulting and development services to Lipid. SRI International will assign to Lipid all intellectual property developed during the term of the agreement. The agreement calls for SRI International to complete two development phases (as defined in the agreement), during which time SRI International using Lipid’s technology will assist Lipid in the development of a medical device for treating major medical indications in which a lipid component plays a key role. In consideration for the services performed by SRI International during Phase I of the development program, Lipid paid SRI International a nonrefundable research fee of $1,517,000. Funding of $544,033 was charged to operations in 2000 and the balance in the first quarter of 2001 related to research and development activities performed under the agreement. Lipid also issued a warrant to purchase 500,000 shares of its common stock to SRI International at an exercise price of $5.00 per share for a term of seven years. The warrant vested, with respect to 150,000 shares, upon completion of Phase I of the agreement, with the remaining 350,000 shares vesting upon completion of Phase II of the agreement. As of June 30, 2001, Phase I was completed and 150,000 shares vested, however, no warrant shares have been exercised. The level of project funding for Phase II of the development program is estimated to be approximately $6.3 million.

Manufacturing, Marketing, and Sales

      Lipid plans to develop its own manufacturing capabilities that will consist of assembly and testing. Lipid’s strategy will be to rely on collaborative partners to manufacture its product components initially. Lipid believes that there are a sufficient number of high quality FDA-approved contract manufacturers available to fulfill its initial production needs for both clinical and commercial use.

      The manufacture of Lipid’s products, whether done by outside contractors (as planned) or by Lipid, will be subject to rigorous regulations, including the need to comply with the FDA’s current Good Manufacturing Practice standards. As part of obtaining FDA approval for each product, each of the manufacturing facilities must be inspected, approval by and registered with the FDA. In addition to obtaining the FDA approval of the prospective manufacturer’s quality control and manufacturing procedures, domestic and foreign manufacturing facilities are subject to periodic inspection by the FDA and/ or foreign regulatory authorities.

      Lipid plans to build its own sales and marketing force to market and sell products that it successfully develops for market. It will enter into agreements with experienced distributors of medical products in some international markets. There also may be opportunity to license some of Lipid’s technology to company’s which have both manufacturing and distribution capabilities with products for certain medical indications which Lipid either has little or no experience or has no interest in developing those capabilities.

Intellectual Property Protection

      Lipid considers the protection of its technology, whether owned or licensed, to the exclusion of use by others, to be vital to its business. While Lipid intends to focus primarily on patented or patentable technology, Lipid also relies on trade secrets, unpatented property know-how, regulatory exclusivity, patent extensions, and continuing technological innovation to develop its competitive position. In the United States and certain foreign countries, the exclusivity period provided by patents covering medical devices and pharmaceuticals may be extended by a portion of the time required to obtain regulatory approval for a product.

      Lipid is the exclusive licensee of the following patents applied for and/or received by Dr. Cham:

•	United States Patent No. 5,911,698, entitled “Treatment for Cardiovascular and Related Diseases”;

•	United States Patent No. 5,744,038, entitled “Solvent Extraction Methods for Delipidating Plasma”;

•	United States Patent No. 4,895,558, entitled “Autologous Plasma Delipidation Using a Continuous Flow System”;

•	Australian Patent Counterparts to the United States Patents: Australian Patent Nos. 594964, 693458 and 695826, respectively, as well as other foreign applications related thereto;

•	Pending PCT application entitled: A method of Treating Infectious Diseases;

•	Pending PCT application entitled: A Viral Vaccine;

•	Pending foreign and United States patent applications, directed to delipidation technology; and

•	Pending U.S. Provisional applications entitled: “APPARATUS AND METHODS FOR REMOVAL OF LIPIDS FROM BIOLOGICAL FLUIDS.”

      Lipid relies on trade secrets and proprietary know-how to protect its research and development, technologies, and potential products. To protect them, Lipid requires its employees, consultants, advisors, collaborators, members of its Scientific Advisory Board, and others as may be appropriate to enter into confidentiality agreements that prohibit disclosure to any third-party or use of any secrets and know-how for commercial purposes. Management also intends to require its employees to agree to disclose and assign to all methods, improvements, modifications, developments, discoveries, and inventions conceived during their employment that relate to Lipid’s business.

Licensing Technology for Third-Party Commercialization

      Due to the broad nature of the technology platform Lipid is developing, Lipid may license a portion of the technology to third-parties with greater resources to commercialize a particular application.

Aruba Licensing Agreement

      In December 1999, Lipid entered into an intellectual property license agreement with Aruba International PTY, Ltd., to obtain the exclusive worldwide rights to certain intellectual property. In consideration for the license, Lipid issued to Aruba 3,000,000 shares of its common stock with a value of $250,000 in May 2000. This amount was charged to expense as research and development in 2000. Lipid is also obligated to pay Aruba a minimum annual royalty of $500,000. As consideration for the initial $500,000 royalty payment due in 2000, Lipid paid cash of approximately $350,000 and issued 42,858 shares of common stock valued at $150,000. Lipid is obligated to pay a continuing royalty on revenue generated under the agreement in future years, subject to the annual minimum royalty amount of $500,000. Also, Lipid is required to make a payment of $250,000 upon initiation of human clinical trials utilizing the licensed technology. In addition, Lipid is obligated to pay a sum equal to a certain percentage of the external research funding received by Lipid or on its behalf and actually expended by Lipid for applied research, as defined in the license agreement.

      The licensed patents include:

•	United States Patent No. 5,911,698, entitled “Treatment for Cardiovascular and Related Diseases”;

•	United States Patent No. 5,744,038, entitled “Solvent Extraction Methods for Delipidating Plasma”;

•	United States Patent No. 4,895,558, entitled “Autologous Plasma Delipidation Using a Continuous Flow System”;

•	Australian Patent Counterparts to the United States Patents: Australian Patent Nos. 594964, 693458 and 695826, respectively, as well as other foreign applications related thereto; and

•	Pending PCT application entitled: A method of Treating Infectious Diseases.

Facilities

      Lipid’s headquarters are located at 7068 Koll Center Parkway, Suite 401 in Pleasanton, California. These facilities are approximately 9000 square feet, which consist of 7000 square feet of office space and 2000 square feet of laboratory space. Lipid has entered into a five year lease with respect to these facilities that expires in September 2005.

      Lipid has subleased a facility in Brisbane, Australia. This facility is 666 square feet, which consists of approximately 90 square feet of office space and approximately 576 square feet of laboratory space. Lipid has entered into a one year sublease with respect to this facility that expires in May 2002, but is renewable for two additional one-year periods.

      Lipid has also an office available for its use at the SRI International facility in connection with the product development agreement with them.

Legal Proceedings

      Lipid is not a party to any litigation.

Employees

      Lipid currently has 13 employees, one of whom is part-time. Lipid’s employees are not represented by a union, and Lipid believes that its relations with its employees are good.

DESCRIPTION OF NZ’S COMMON STOCK AND OTHER SECURITIES

General

      The Articles of Incorporation of NZ authorize the issuance of 30,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of August 31, 2001, 6,816,936 shares of NZ common stock were outstanding, and NZ had reserved 900,000 shares of common stock for issuance upon exercise of outstanding options and warrants. No shares of preferred stock were outstanding as of August 31, 2001.

Common Stock

      The holders of common stock have one vote per share on all matters submitted to a vote of the stockholders. Pursuant to the Bylaws of NZ, in any election of directors, each stockholder is entitled to cumulative voting at such election. This means that each stockholder may cast, in person or by proxy, as many votes in the aggregate as that stockholder is entitled to vote, multiplied by the number of directors to be elected. A stockholder would thus be entitled to cast all of his or her votes for any director or for any two or more as the stockholder would choose. The Articles of Incorporation of NZ divide the Board of Directors into Class A directors and Class B directors as provided by the Arizona Business Corporation Act. The Class A directors serve a term of two years and stand for election in every odd numbered year. The Class B directors serve a term of two years and stand for election in every even numbered year. When an even number of directors has been set by the Board of Directors, there is an even number of Class A and Class B directors. When an odd number of directors has been set by the Board of Directors, there is one more Class B director than there are Class A directors. This method of classifying and electing the directors is consistent with the cumulative voting rights of the stockholders of NZ and Arizona law.

      Under the Bylaws of NZ, the holders of a majority of the outstanding shares of NZ common stock, if present in person or by proxy, represent a quorum for the transaction of business at the stockholders meetings. In most instances, if holders of a majority of the common stock present in person or by proxy at any meeting vote “for” a matter, the matter passes.

      Holders of common stock are entitled to receive any dividends on the common stock declared by the Board of Directors out of funds legally available for dividend payments. If NZ dissolves, liquidates or winds up its business, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no conversion, redemption or sinking fund rights. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

      The holders of common stock do not have any rights to acquire or subscribe for additional shares. Accordingly, if the holder receives shares of surviving corporation common stock as a result of the proposed merger and the surviving corporation later decides to sell additional shares, the holder will have no right to purchase any of those additional shares. Therefore, the holder’s percentage interest would be reduced.

Preferred Stock

      Under the Articles of Incorporation of NZ, the Board of Directors may issue shares of preferred stock without stockholder approval. The Board of Directors may set the rights, privileges and preferences of any series of preferred stock it decides to issue. This includes the dividend rate and voting rights, redemption rights, sinking fund, liquidation preferences and conversion rights. Therefore, the rights of any preferred stock the Board of Directors may decide to issue could adversely affect the voting power or other rights of the holders of the common stock. As of August 31, 2001, NZ had no shares of preferred stock outstanding, and it does not currently intend to issue any preferred stock.

Warrants, Rights and Other Securities

      Warrants And Options. As of August 31, NZ had outstanding common stock purchase warrants and options entitling the holders thereof to purchase an aggregate of up to 628,386 shares of NZ common stock.

      Rights. Currently, NZ has no rights outstanding. If the merger is completed, each beneficial owner of shares of NZ common stock at the close of business on the day immediately prior to the effective date of the merger may qualify to receive one right that entitles the holder to receive up to one additional share of surviving corporation common stock if, during the 24-month period immediately following the effective time of the merger, (i) the average closing price per share of surviving corporation common stock over any 20 consecutive trading days does not equal or exceed $12.00 per share (subject to adjustment as set forth below), or (ii) the total volume of the shares of surviving corporation common stock during such 20-day period does not equal or exceed 1,500,000 shares. The terms of this right, and the steps that NZ stockholders must take to qualify for it, are described more specifically under the heading “Merger Agreement — NZ Stockholders’ Potential Right to Receive Additional Shares” on page 56.

Anti-Takeover Effects of Provisions of the Articles of Incorporation and Bylaws

      Some of the provisions of the Articles of Incorporation and Bylaws of NZ, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including such an attempt that might result in payment of a premium over the market price for shares held by stockholders.

      Size Of Board. The Articles of Incorporation of NZ provide that the number of members of the Board of Directors will be not less than five and not more than nine. The number of directors is currently seven, although only six directors are currently serving due to the death of one director. As a result, the size of the Board of Directors cannot be changed outside that range except by amending the Articles of Incorporation with the approval of a majority of the voting power.

      Classification Of Board. The Articles of Incorporation of NZ have set up a classified Board of Directors, divided into Class A and Class B directors. This means that NZ directors serve staggered terms of two years each. Currently, there are three Class B directors and three Class A directors. This classified Board of Directors structure means that stockholders who do not approve of the policies of the Board of Directors cannot vote to remove more than one-half of the directors at any one annual meeting in which the Class A directors are standing for election. It will take another annual meeting of stockholders to remove a majority of the Board of Directors.

      Undesignated Preferred Stock. The Articles of Incorporation of NZ authorize the Board of Directors to establish one or more series of preferred stock and to determine the terms of that series at the time of issuance.

      Special Meetings Of Stockholders. The Bylaws of NZ provide that a special meeting of stockholders may only be called by any of the following, subject to compliance with specified procedures:

•	the Chairman of the Board of Directors;

•	the President; and

•	the Board of Directors.

      Advance Notice Requirements. The Bylaws of NZ require that stockholders give advance notice to the corporate Secretary of any nominations for director or other business to be brought by stockholders at any meeting of stockholders and comply with procedural requirements specified in the Bylaws of NZ.

Arizona’s Anti-Takeover Statute

      The Arizona Corporate Takeover Act was adopted in 1987 and generally applies to all public corporations incorporated in Arizona or whose principal place of business is located in Arizona. The policy of the Act is to prevent unfriendly corporate takeover attempts by third-parties. Article I of the Act deals with, among other things, the prohibition of “green mail.” Generally speaking, green mail is the purchase by a corporation of shares of its own stock at a price that is greater than the average market price of those shares. Article II imposes limitations on the voting rights of certain individuals who acquire controlling amounts of shares of the corporation in the open market. Finally, Article III regulates certain business combinations between the corporation and interested stockholders who are generally holders of 10% or more of the voting power of the corporation’s outstanding securities.

      Arizona corporations may elect to be subject to all or a part of the Act. Such election must be made in the Articles of Incorporation at the time of incorporation or in a later amendment to either the Articles or the Bylaws if approved by the stockholders by majority vote. Pursuant to the approval of stockholders on May 10, 1991, NZ has elected to exempt itself from the provisions of Articles II and III of the Act.

Transfer Agent

      The transfer agent for NZ common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10007. Its telephone number is (800) 937-5449.

COMPARISON OF STOCKHOLDERS’ RIGHTS

      NZ is organized under the laws of the State of Arizona and Lipid is organized under the laws of the State of Delaware. Therefore differences in the rights of holders of NZ capital stock and Lipid capital stock will arise from differences in the laws of their states of incorporation. In addition to Delaware law, Lipid is subject to certain provisions of California law because the holders of more than 50% of its outstanding voting shares have addresses in California and more than 50% of its property, sales and employees are located in California.

      If the merger is completed, holders of Lipid common stock will become holders of surviving corporation common stock. The rights of the surviving corporation stockholders, including the former Lipid stockholders, will be governed by Arizona law, the surviving corporation Articles of Incorporation, and surviving corporation Bylaws.

      Upon consummation of the merger, holders of Lipid common stock will become holders of surviving corporation common stock and their rights will be governed by Arizona law, the surviving corporation Articles of Incorporation, and surviving corporation Bylaws. In addition, the rights of the holders of surviving corporation common stock may be governed by certain provisions of California law. If, after the merger, the holders of more than 50% of the surviving corporation’s outstanding voting shares have addresses in California and more than 50% of the surviving corporation’s property, sales and employees are located in California, then the surviving corporation may be subject to Section 2115 of the California General Corporation Law. Section 2115 is not expected to apply to the surviving corporation after the merger.

      The following is a summary of the material differences in the rights of stockholders of Lipid and the surviving corporation. The following does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders is not intended to indicate that other differences that are equally important do not exist.

Lipid Stockholders	Surviving Corporation Stockholders

Governing Law
The Delaware General Corporation Law, or DGCL, and certain provisions of the California General Corporation Law, or CGCL.	The Arizona Business Corporation Act, or ABCA.
Capitalization
Lipid has authority to issue a total of 51,000,000 shares of capital stock, consisting of:

     • 50,000,000 shares of common stock, par value $.01 per share, and
• 1,000,000 shares of preferred stock, par value $.01 per share.	The surviving corporation will have authority to issue a total of 40,000,000 shares of capital stock, consisting of:

     • 30,000,000 shares of common stock, no par value per share, and
• 10,000,000 shares of preferred stock, no par value per share.
Sale, Lease or Exchange of Assets and Mergers
The DGCL generally requires that a majority of the stockholders of the merging corporations approve statutory mergers. The DGCL does not require a stockholder vote of the surviving corporation in a merger, unless the corporation provides otherwise in its Certificate of Incorporation, if:
• the merger agreement does not amend the existing Certificate of Incorporation;	The ABCA requires approval of a merger by the holders of a majority of the outstanding shares of the corporation entitled to vote on the plan of merger and, if a class or series is entitled to vote on the plan as a group, the affirmative vote of a majority of these stockholders as well.

For a sale, lease or exchange of all or substantially all of a corporation’s property in the usual and

Lipid Stockholders	Surviving Corporation Stockholders

     • each share of the corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and
     • the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares of the corporation outstanding immediately prior to the merger.

In addition to the requirements of the DGCL, Chapter 12 of the CGCL requires the approval of a majority of the shares of (i)  an acquiring corporation in share-for-share reorganizations, (ii) the acquiring and acquired corporations in merger, reorganizations or sale-of-assets reorganizations and (iii) a parent corporation whose equity securities are being issued or transferred in connection with specified corporate reorganizations, all subject to exceptions, whereas the DGCL does not. The CGCL generally requires a vote of all outstanding shares voting in the aggregate and by class when a vote is required in connection with these transactions, whereas Delaware law generally does not require class voting in connection with these transactions.
regular course of its business, the ABCA does not require stockholder approval. However, where such a sale, lease or exchange is not in the usual and the regular course of business, the ABCA requires approval by holders of a majority of the outstanding shares of the corporation entitled to vote.
Interested Stockholder Business Combinations
Section 203 of the DGCL prohibits a Delaware corporation from engaging in certain transactions with an “interested stockholder” for three years following the date that the person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock, including rights to acquire stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation’s voting stock at any time within the previous three years.

Section 203 of the DGCL includes certain exceptions to this prohibition; for example, (i) if the Board of Directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or (ii) if the interested stockholder acquires 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or (iii) if the transaction is approved by the Board of Directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.	NZ has elected, pursuant to the provisions of the ABCA and pursuant to the approval of its stockholders on May 10, 1991, not to be governed by Article III of the Arizona Corporate Takeover Act, which restricts the ability of certain persons to acquire control of a corporation. The surviving corporation will be governed by this election unless such election is otherwise later repealed.

Lipid Stockholders	Surviving Corporation Stockholders

Section 203 only applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange, are quoted on an inter- dealer quotation system such as Nasdaq or are held of record by more than 2,000 stockholders. Section 203 is not applicable to Lipid because Lipid does not have a class of voting stock that is so listed or quoted, Lipid does not have more than 2,000 stockholders of record and Lipid has not elected to be governed by Section 203 in its Certificate of Incorporation.

The CGCL does not have a provision comparable to Section 203 of the DGCL. Section 1101 of the CGCL does, however, provide that holders of nonredeemable common stock must receive nonredeemable common stock in a merger of the corporation with a holder of more than 50% but less than 90% of such common stock or such holder’s affiliate, unless all of the holders of such common stock consent to the transaction or it is approved by the California Department of Corporations at a fairness hearing. This provision of the CGCL may have the effect of making a “cash-out” merger by a majority stockholder more difficult to accomplish.

Section 1203 of the CGCL also provides that, in certain circumstances, when a tender offer or proposal for a reorganization or sale of assets is made by an interested party, an affirmative opinion in writing as to the fairness of the consideration to be paid to the stockholders must be delivered to the stockholders. Furthermore, if a tender of shares or vote is sought pursuant to an interested party’s proposal, and a later proposal is made by another party at least 10 days prior to the date for acceptance of the interested party proposal, the stockholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares.

Control Share Acquisition
Delaware does not have a control share acquisition statute.	NZ has elected, pursuant to the provisions of the ABCA and pursuant to the approval of its stockholders on May 10, 1991, not to be governed by Article II of the Arizona Corporate Takeover Act, which restricts the ability of certain persons to acquire controlling amounts of shares of the corporation in the open market. The surviving corporation will be governed by this election unless

Lipid Stockholders	Surviving Corporation Stockholders

such election is otherwise later repealed.
Number of Directors; Vacancies
Lipid’s Board of Directors may consist of one or more members. Currently, there are four members of Lipid’s Board of Directors. Vacancies on Lipid’s Board of Directors for any cause, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of Lipid’s Board of Directors, even if the majority is less than a quorum, or by a plurality of the votes cast as a meeting of Lipid’s stockholders.

The term of a director elected to fill a vacancy continues until the expiration of the term of office of the director that was replaced or until a successor is elected and qualified.

Under Section 305(c) of the CGCL, if after filling any vacancy by the directors, the number of directors then in office who have been elected by stockholders constitute less than a majority of the entire number of directors, then any stockholder or group of stockholders representing a total of 5% or more of the total number of shares of voting capital stock then outstanding may call a special meeting of stockholders to elect the entire Board of Directors.	The surviving corporation’s Board of Directors may consist of five to nine directors.

Vacancies on the surviving corporation’s Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled either by the surviving corporation’s Board of Directors or its stockholders. If a vacant office was held by a director elected by a voting group of stockholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the stockholders.

The term of a director elected to fill a vacancy expires at the next stockholders meeting at which directors are elected.
Classification of Directors
Lipid’s Certificate of Incorporation does not provide for a classified Board of Directors	As permitted by the ABCA, the surviving corporation’s Board of Directors will be divided into Class A directors and Class B directors. The Class A directors will serve a term of two years and stand for election in every odd numbered year. The Class B directors will serve a term of two years and stand for election in every even numbered year. When an even number of directors has been set by the surviving corporation’s Board of Directors, there will be an even number of Class A and Class B directors. When an odd number of directors has been set by the surviving corporation’s Board of Directors, there will be one more Class B director than there are Class A directors.
Election of Directors
Sections 301.5 and 708 of the CGCL provides that stockholders entitled to vote at any election of directors may cumulate votes, unless the corporation is listed on a national securities exchange or quoted on the National Market System of the NASDAQ Stock Market and its Certificate of Incorporation or Bylaws expressly eliminate cumulative voting. This means they can give one	NZ’s Bylaws provide that, in any election of directors, each stockholder is entitled to cumulative voting at such election. This means that each stockholder may cast, in person or by proxy, as many votes in the aggregate as that stockholder is entitled to vote, multiplied by the number of directors to be elected. A stockholder is thus entitled to cast all of his or her votes for any director

Lipid Stockholders	Surviving Corporation Stockholders

candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder’s shares are normally entitled, or distribute the stockholder’s votes among as many candidates as the stockholder thinks fit, so long as at least one stockholder has given notice, prior to the voting, of such stockholder’s intent to cumulate his or her votes at the meeting. Lipid is not a listed corporation and its Certificate of Incorporation and Bylaws do not expressly eliminate cumulative voting.
or for any two or more as the stockholder chooses. The surviving corporation will be governed by the same provision.
Removal of Directors
The DGCL provides that any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

     • unless the Certificate of Incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause; or
     • in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the number of votes sufficient to elect such director under cumulative voting is voted against the director’s removal

In addition, Section 304 of the CGCL provides that a superior court may, at the suit of stockholders holding at least 10% of the number of outstanding shares of any class, remove from office any director in case of fraudulent or dishonest acts or gross abuse of authority or discretion, and may bar from reelection any director so removed for a period prescribed by the court.

Lipid’s Certificate of Incorporation and Bylaws are silent with respect to the removal of directors.	NZ’s Bylaws provide that the stockholders of NZ may remove one or more directors at a meeting called for that purpose, provided certain notice requirements are satisfied. Such removal may be with or without cause. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in a stockholder vote to remove that director. If less than the entire Board of Directors of NZ is to be removed, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director’s removal. The surviving corporation will be governed by the same provisions.
Indemnification of Directors
Lipid’s Certificate of Incorporation provides for the indemnification of any present or former directors or officers of Lipid for damages or expenses incurred by them by reason of their position with the corporation. Lipid’s Certificate of Incorporation requires Lipid to indemnify a person in connection with a proceeding initiated by the person but only if the proceeding was authorized by Lipid’s Board of Directors.	NZ’s Articles of Incorporation provide for the indemnification of any and all of NZ’s existing and former directors and officers to the fullest extent permitted by the ABCA.

The ABCA generally permits indemnification of directors and officers for damages and expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith with the reasonable belief that his or her

Lipid Stockholders	Surviving Corporation Stockholders

The DGCL generally permits indemnification of directors and officers for damages and expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith with the reasonable belief that his or her conduct was in the best interest of the corporation and not unlawful.

The DGCL does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation unless the Delaware Court of Chancery approves the indemnification.

California law relating to indemnification is similar to Delaware law, except that under the CGCL:
     • indemnification is not permitted for amounts paid in settlements of derivative actions without court approval;
     • the standard of conduct as to when indemnification is permitted is higher than under the DGCL because the CGCL only provides for indemnification for actions reasonably believed to be in the best interests of the corporation, whereas the DGCL permits indemnification for actions reasonably believed to be in the best interest of the corporation or not opposed to the best interests of the corporation; and
     • indemnification of expenses is required whenever an individual has successfully defended an action, but only if a judgment was rendered on the merits of the action.
conduct was in the best interest of the corporation and not unlawful.

The ABCA permits a corporation to indemnify its directors and officers against judgments in actions brought by or in the right of the corporation, except where the director or officer is held to be liable to the corporation. The surviving corporation will be governed by these same provisions.
Limitation of Liability for Directors
Lipid’s Certificate of Incorporation, consistent with the DGCL, provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. However, a director will be liable to the extent provided by applicable law:
     • for breach of the director’s duty of loyalty to the corporation or its stockholders;
     • for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     • for violations of DGCL section 174 (unlawful distributions to stockholders, etc.); and
• for any transaction from which the director derived an improper personal benefit.	NZ’s Articles of Incorporation limit the liability of NZ’s directors and former directors to the corporation or its stockholders to the fullest extent permitted by the ABCA.

The ABCA permits a corporation to include in its Articles of Incorporation a provision eliminating or limiting the liability of a director to the corporation or its stockholders for money damages for any action taken or for any failure to take action as a director, except with respect to liability for:
     • the amount of a financial benefit received by a director to which the director is not entitled;
     • an intentional infliction of harm on the corporation or its stockholders;
     • unlawful distributions to stockholders; and
     • an intentional violation of criminal law

The surviving corporation will be governed by these

Lipid Stockholders	Surviving Corporation Stockholders

Section 204 of the CGCL prohibits elimination of liability for the following:
     • acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders;
     • acts or omissions that show a reckless disregard for the director’s duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, of a risk of serious injury to the corporation or its stockholders;
     • acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its stockholders; and
     • transactions between the corporation and a director who has a material financial interest in such transactions.
same provisions.
Stockholder Action
Lipid’s stockholders may take action by written consent if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.	The surviving corporation’s stockholders may take action by written consent if one or more consents in writing, setting forth the action so taken, are signed by all of the stockholders entitled to vote with respect to the subject matter of the action.
Appraisal Rights
Under the DGCL, appraisal rights may be available in connection with a statutory merger or consolidation in certain specific situations.

Appraisal rights are not available under the DGCL when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger.

In addition, unless otherwise provided in the Certificate of Incorporation, no appraisal rights are available under the DGCL to holders of shares of any class of stock which is either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger to accept anything other than:
• shares of stock of the surviving corporation;	The ABCA allows dissenting stockholders to obtain the fair value of their shares by statute for a statutory merger, a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business and for some amendments to the Articles of Incorporation.

The ABCA does not allow appraisal rights where the corporation’s shares (i) are listed on a national securities exchange or (ii) are listed on the national market systems of the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (iii) are held of record by at least 2,000 stockholders on the date fixed to determine the stockholders entitled to vote on the proposed corporate action.

Lipid Stockholders	Surviving Corporation Stockholders

     • shares of stock of another corporation which are so listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders as of the effective date of the merger or consolidation;
     • cash in lieu of fractional shares of such stock; or
     • any combination thereof.

Appraisal rights are not available under the DGCL in the event of a sale, lease or exchange of all or substantially all of Lipid’s assets or the adoption of an amendment to its Certificate of Incorporation.

Under the CGCL, dissenters’ rights are available to holders of a class of shares listed on a national securities exchange or the National Market System of the NASDAQ Stock Market if demands for payment are filed with respect to at least five percent of the outstanding shares of that class or there exists any restriction on transfer imposed by the corporation or by any law or regulation.

The procedures for exercising appraisal rights under the DGCL and dissenters’ rights under the CGCL are summarized in the section entitled “The Merger — Dissenters’ or Appraisal Rights.” In addition, Section  262 of the DGCL is attached as Annex C and Chapter 13 of the CGCL is attached as Annex D to this joint proxy statement/ prospectus.

Share Repurchases
Under the DGCL, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation.	NZ’s Articles of Incorporation provide that NZ may purchase its own shares to the extent of the unreserved and unrestricted capital surplus of the corporation. The surviving corporation will be governed by this same provision.
Under the CGCL, any distribution of corporate assets to stockholders, including dividends and repurchases of shares, are limited to either of the following determined on a consolidated basis:
     • retained earnings; or
• an amount that would generally leave the corporation with assets equal to at least 1 1/4 times its liabilities and with current assets at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the

Lipid Stockholders	Surviving Corporation Stockholders

average interest expense for such years).
Dividends
The DGCL permits the directors of every corporation, subject to any restrictions contained in its Certificate of Incorporation, to declare and pay dividends upon the shares of its capital stock either out of its surplus or, in case there is no such surplus, out of the corporation’s net profits for the fiscal year in which the dividend is declared.

Lipid’s Bylaws are silent with respect to the payment of dividends.

See “Share Repurchases” above for a summary of the provisions under the CGCL regarding distributions to stockholders.	The surviving corporation’s Board of Directors may from time to time declare, and the corporation may pay or make, dividends or other distributions to its stockholders as permitted by applicable law.
The ABCA permits the directors of every corporation, subject to restriction by the Articles of Incorporation, to make distributions to the stockholders unless, after giving effect to such a distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the dissolution rights of stockholders whose preferential rights are superior to those receiving the distribution.
Special Stockholder Meetings
Lipid’s Bylaws provide that a special meeting of stockholders may only be called by any of the following:

     • the Board of Directors; and
• a committee of the Board of Directors that has been specifically vested with the authority to call such meetings.	NZ’s Bylaws provide that a special meeting of stockholders may only be called by any of the following, subject to compliance with specified procedures:

     • the Chairman of the Board;
     • the President; and
     • the Board of Directors

The surviving corporation will be subject to these same provisions.
Advance Notice Requirements
Lipid’s Bylaws do not contain similar advance notice requirements.	NZ’s Bylaws provide that stockholders must give advance notice, in the manner provided in the Bylaws, to NZ’s corporate Secretary of any nominations for director or other business to be brought by stockholders at any meeting of stockholders. The surviving corporation will be subject to these same provisions.
Amendments to Bylaws
Lipid’s Board of Directors or its stockholders may alter, repeal or adopt new Bylaws for the corporation.	NZ’s Board of Directors may amend or repeal the corporation’s Bylaws unless:

     • the corporation’s Articles of Incorporation or the ABCA reserve this power exclusively to the stockholders in whole or part; or
     • the stockholders in adopting, amending, or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

NZ’s stockholders may amend or repeal the

Lipid Stockholders	Surviving Corporation Stockholders

corporation’s Bylaws even though the Bylaws also may be amended or repealed by the Board of Directors. The surviving corporation will be subject to these same provisions.

106

MANAGEMENT OF NZ

Directors and Executive Officers

      The current directors and executive officers of NZ are as follows:

Name	Age	Position

R. Randy Stolworthy(1)	45	President, Chief Executive Officer and Director

Jerome L. Joseph	43	Treasurer and Secretary

Stephen E. Renneckar(1)(2)	56	Chairman of the Board

Robert R. Hensler, Jr.(2)(3)	59	Director

William A. Pope(1)	45	Director

Arnold L. Putterman(3)	62	Director

Ronald E. Strasburger(2)(3)	62	Director

(1)	Member of the executive committee.

(2)	Member of the compensation and nominating committee.

(3)	Member of the audit committee.

      R. Randy Stolworthy. Mr. Stolworthy has served as a director of NZ since 1998. Since November 1997, Mr. Stolworthy has been President and Chief Executive Officer of NZ. He joined NZ in February 1997 as Executive Vice President and Chief Operating Officer. From 1992 to 1997, he founded and managed R.R. Stolworthy, Inc., a real estate investment and development company in Phoenix. From 1987 to 1992, he co-founded and was President of Voicelink Data Services, a credit and marketing service company in Redmond, Washington. Prior to 1987, he was a General Partner in FBS Venture Capital Company and manager of the Seattle office and portfolio.

      Jerome L. Joseph. Since 1998, Mr. Joseph has been Treasurer and Secretary of NZ. He has worked with both public and private companies in compliance, reporting, capital formation and cash management. For the seven months prior to joining NZ, Mr. Joseph was a financial consultant to a start-up food manufacturing company. For the one year prior to that, Mr. Joseph was Vice President and Treasurer of a healthcare company. Before that, he spent several years in the real estate business, serving three years at UDC Homes Inc. as Manager of Finance and 10 years at Homes by Dave Brown, the last four years as Senior Vice President-Finance and Treasurer.

      Stephen E. Renneckar. Mr. Renneckar has served as a director of NZ since 1994. Since October 1992, Mr. Renneckar served as Vice President and General Counsel of SunChase Holdings, Inc., which is engaged in the business of acquiring, developing, managing, and marketing residential and commercial properties in the United States and wood products, fiber optic cable, and computer software in the United States and abroad. Prior to joining SunChase Holdings, Inc., Mr. Renneckar was a partner with the law firm of O’Connor Cavanagh in Tucson, Arizona.

      Robert R. Hensler, Jr. Mr. Hensler has served as a director of NZ since 1998. Mr. Hensler is a private investor. From 1991 to 1997, Mr. Hensler was President of R.R. Hensler, Inc., the principal business of which was mortgage banking. From 1976 to 1990, Mr. Hensler was managing partner of Hensler Brothers, a trading and market making firm on the Philadelphia Stock Exchange, where he was a member of the Board of Governors in 1982-83.

      William A. Pope. Mr. Pope has served as a director of NZ since 1995. Mr. Pope served as President and Chief Executive Officer of NZ from June 1994 until November 1997. Since 1993, Mr. Pope has served as President and Chief Executive Officer of SunChase Holdings, Inc. and its affiliated companies. Prior to 1993, Mr. Pope served as Executive Vice President and Chief Operating Officer of SunChase Holdings, Inc. and its affiliated companies. SunChase Holdings, Inc. is engaged in the business of acquiring, developing, managing, and marketing residential and commercial properties in the United States and wood products, fiber optic cable, and computer software in the United States and abroad. Mr. Pope also is President of the managing member of Sun NZ, NZ’s largest stockholder.

      Arnold L. Putterman. Mr. Putterman has served as a director of NZ since 1988. Mr. Putterman is an attorney in private practice in New York City at Putterman & Putterman. In addition, since 1970, Mr. Putterman has been a partner of SNF Management Services. SNF Management Services is involved in the development and management of health facilities and commercial real estate.

      Ronald E. Strasburger. Mr. Strasburger has served as a director of NZ since 1994. Since 1993, Mr. Strasburger has been employed by Sterling Pacific Management Services, Inc. (SPMS), which is in the business of portfolio purchases and sales. He has served as President of SPMS since January 1997. From 1990 to 1991, he was employed by the Resolution Trust Corporation. From 1991 to 1993, he was self-employed as a consultant for the review, negotiation and disposition of complex real estate portfolios for various institutions.

Board of Directors and Standing Committees of the Board

      NZ’s Board of Directors met seven times in 2000. All members, except William A. Pope, attended 75% or more of those meetings. NZ’s Board of Directors had three ongoing committees during 2000: the audit committee, the compensation and nominating committee and the executive committee.

      Audit Committee. This committee met six times in 2000, and all committee members attended 75% or more of those meetings. The audit committee reviews records and affairs of NZ to determine its financial condition, oversees the adequacy of its system of internal accounting controls and reviews its accounting methods. In accordance with the applicable rules of the American Stock Exchange, NZ’s audit committee is comprised solely of independent directors, each of whom is able to read and understand fundamental financial statements. Additionally, at least one member of the audit committee has past employment experience in finance or accounting.

      Compensation And Nominating Committee. This committee met three times in 2000, and all committee members attended 75% or more of those meetings. The committee administers NZ’s salary, bonus, stock incentive plan and restricted stock plans. It also recommends nominees to fill vacancies on the Board of Directors. The committee will consider nominees recommended by stockholders, but does not solicit the names of potential director nominees from stockholders. Stockholders wishing to submit director nominee recommendations to the committee must follow the procedures outlined in the discussion on page 136 under “Stockholder Proposals for the 2002 Annual Meeting of NZ Stockholders.”

      Executive Committee. This committee did not meet in 2000. It is empowered to act in the absence of, but as limited by, the Board of Directors.

Report Of The Audit Committee

      NZ’s Board of Directors has adopted a written charter for NZ’s audit committee. The purpose of the audit committee is set forth in the Audit Committee Charter, which is included as Annex F to this joint proxy statement/ prospectus. The role of the audit committee is to assist the Board of Directors in its oversight of NZ’s financial reporting process. As set forth in the Charter, the management of NZ is responsible for the preparation, presentation and integrity of NZ’s financial statements, NZ’s accounting and financial reporting principles and NZ’s internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent accountants are responsible for auditing NZ’s financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.

      In the performance of its oversight function, the audit committee reviewed and discussed the audited financial statements with management and the independent accountants. The audit committee also discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as currently in effect. The audit committee also considered whether the provision by NZ’s independent accountants of non-audit services to NZ is compatible with maintaining the independent accountants’ independence. Finally, the audit committee received written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” as currently in effect, and has discussed with the independent accountants, the independent accountant’s independence.

      The members of the audit committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the audit committee rely without independent verification on the information provided to them and on the representations made by management and the independent accountants. Accordingly, the audit committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee’s considerations and discussions referred to above do not assure that the audits of NZ’s financial statements have been carried out in accordance with auditing standards generally accepted in the United States of America, that the financial statements are presented in accordance with accounting principles generally accepted in the United States of America or that NZ’s accountants are in fact “independent.”

      The Committee has been advised by NZ that the total fees billed in fiscal 2000 by Deloitte & Touche LLP, NZ’s principal accounting firm, were $246,947. Of that amount, an aggregate of $125,345 was for audit services and $121,602 was for other services, primarily tax related services. Deloitte & Touche LLP was not engaged by NZ during fiscal 2000 to perform any financial information systems and design services. The audit committee believes the non-audit services provided by Deloitte & Touche LLP are compatible with maintaining their independence.

      Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the audit committee referred to above and in the Audit Committee Charter, the audit committee recommended to the Board of Directors that the audited financial statements be included in NZ’s Annual Report on Form 10-K for the last fiscal year ended December 31, 2000.

Dated: March 26, 2001

NZ Corporation
Audit Committee:

Arnold L. Putterman (Chairman)
Robert R. Hensler, Jr.
Ronald E. Strasburger

Auditor Independence

      In addition to retaining Deloitte & Touche LLP to audit NZ’s financial statements for 2000, NZ retained Deloitte & Touche LLP to provide various other services, primarily tax related services, in 2000. The aggregate fees billed for professional services rendered by Deloitte & Touche LLP in 2000 for these various services were as follows:

Category	Aggregate Fees

Audit Fees	$125,345

Financial Information Systems Design and Implementation Fees	$0

All Other Fees	$121,602

Appointment of Independent Auditors

      NZ’s certifying independent auditors for the years ended December 31, 2000 and 1999, are Deloitte & Touche LLP. The Board of Directors of NZ, upon the recommendation of its audit committee, has appointed Deloitte & Touche LLP to audit the consolidated financial statements of NZ for the fiscal year ending December 31, 2001. The Board of Directors anticipates that representatives of Deloitte & Touche LLP will be present at the annual meeting, will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

Directors Fees And Expenses

      Board members are reimbursed for expenses incurred while attending meetings and are paid the following compensation each year.

      Director Fees:

Annual retainer:	$6,000

Board meetings:	$700 for each meeting attended

Committee meetings:	$500 for each meeting attended, payable only to non-employee directors

Telephone meetings:	$300 for each meeting attended, payable only to non-employee directors

      Director Bonus. On November 20, 2000, NZ granted to each director as bonus compensation, 6,000 stock options of NZ common stock, with an exercise price of $4.25 per option, the closing price of NZ’s common stock on the American Stock Exchange on November 20, 2000. The options are not exercisable prior to November 20, 2001, and expire 10 years from the date of grant.

      There are no other arrangements or agreements between NZ and any member of the Board of Directors.

Executive Compensation

      The following table sets forth information for the years ended December 31, 2000, 1999 and 1998, concerning the annual and long-term compensation awarded to or paid by NZ and its subsidiaries to the Chief Executive Officer. No other executive officer of NZ received aggregate cash compensation exceeding $100,000 during the last fiscal year:

Summary Compensation Table

					Long-Term
					Compensation
					Awards
		Annual Compensation
					Securities
				Other	Underlying
				Annual	Options/	All Other
Name and Position(1)	Fiscal Year	Salary	Bonus	Compensation	SARs(2)	Compensation

R. Randy Stolworthy	2000	$144,000	$72,000	$—	6,000	8,800	(3)

President & Chief	1999	$144,000	$0	$—	33,024	8,800	(3)

Executive Officer	1998	$144,000	$0	$—	4,500	3,650	(3)

(1)	There are no other executive officers of NZ whose total annual salary and bonus for the 2000 fiscal year exceeded $100,000.

(2)	On December 1, 1998, NZ granted to each director as bonus compensation, 4,500 stock options of NZ’s common stock. On December 1, 1999, NZ granted to each director as bonus compensation 6,977 stock options of NZ’s common stock. On December 1, 1999, NZ granted to Mr. Stolworthy

26,047 stock options of NZ’s common stock as bonus compensation. On November 20, 2000, NZ granted to each director as bonus compensation, 6,000 stock options of NZ’s common stock. All exercise prices were at or above the market price, as reported by the American Stock Exchange, at the time of grant. See the table below, “Option/ SAR Grants In Fiscal Year 2000” for details of the 2000 stock option grants.

(3)	Represents director fees.

      The following table provides information regarding stock options granted to the named executive officers during the year ended December 31, 2000:

Option/ SAR Grants In Fiscal Year 2000

	Individual Grants				Potential Realizable
Value at Assumed
		% of Total			Annual Rate of Stock
	# of Securities	Options/SARs			Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term (2)
	Options/SARs	Employees in	Base Price	Expiration
Name	Granted(#)	Fiscal Year	($/Share)	Date	5%($)	10%($)

R. Randy Stolworthy(1)	6,000	100%	$4.25	11/20/10	$16,048	$40,675

(1)	On November 20, 2000, NZ granted to each director as bonus compensation, 6,000 stock options of NZ’s common stock. These options are not exercisable prior to November 20, 2001. The exercise price was at or above the market price, as reported by the American Stock Exchange, at the time of grant.

(2)	This disclosure is required by Item 402(c) of Regulation S-K promulgated by the United States Securities and Exchange Commission and assumes that the actual stock price appreciation over the maximum remaining ten-year option terms will be at the assumed 5% and 10% levels.

      The following table sets forth certain information regarding the exercise and values of options held by the named executive officers as of December 31, 2000:

Aggregated Option/ SAR Exercises And Option/ SAR Values

As Of December 31, 2000

Number of Securities
			Underlying Unexercised	Value of Unexercised In-
			Options/SARs at	the-Money Options/SARs
	Shares Acquired		December 31, 2000(#)	at December 31, 2000($)(1)
Name	on Exercise(#)	Value Realized($)	Exercisable/Unexercisable	Exercisable/Unexercisable

R. Randy Stolworthy	0	$0	307,524/186,000	$0/$0

(1)	Both exercisable and unexercisable options have exercise prices ranging from $4.25 to $13.11. The last reported sale price of the common stock on the American Stock Exchange on December 29, 2000 was $3.00.

Employment Agreements

      NZ has not entered into written employment agreements with any of the named executive officers.

Compensation Committee Interlocks And Insider Participation

      Messrs. Hensler, Renneckar and Strasburger served as members of the compensation and nominating committee during the 2000 fiscal year. None of these directors held any executive officer position or other employment with NZ prior to or during such service nor did any executive officer of NZ serve on any other company’s compensation committee.

Compensation And Nominating Committee Report On Executive Compensation

      NZ’s compensation and nominating committee is composed of Robert R. Hensler, Jr., Stephen E. Renneckar, and Ronald E. Strasburger. The members of the compensation and nominating committee are not employees of NZ. The committee’s report is as follows:

      The compensation and nominating committee reviews and determines the amount of compensation paid to NZ’s executive officers. The compensation committee advised the Board of Directors that the compensation levels for NZ’s executive officers during fiscal 2000 did not bear a specific relationship to NZ’s performance. Rather, executive compensation was set at levels designed to retain NZ’s executive officers and the compensation and nominating committee’s assessment of the performance of the officers and NZ, respectively, is subjective and not subject to specific criteria.

Dated: March 26, 2001	NZ Corporation Compensation and Nominating Committee:
Robert R. Hensler, Jr. (Chairman) Stephen E. Renneckar Ronald E. Strasburger

PERFORMANCE GRAPH

      The following graph compares the total return on NZ’s common stock for the period December 31, 1995 through December 31, 2000, with the cumulative total return on the American Stock Exchange Composite Index, an industry index composed of SIC Code 651: Real Estate Operators and Lessors and an industry index composed of SIC Code 615: Business Credit Institutions. The comparison assumes that $100 was invested on December 31, 1995 in NZ’s common stock and in each of the comparison indices, and assumes reinvestment of dividends.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN

AMONG NZ CORPORATION,
AMEX MARKET INDEX AND SIC CODE INDEX

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions — NZ

      On April 3, 2001, Bridge Financial Corporation made a loan to Sun NZ, L.L.C., NZ’s largest stockholder. The maximum approved amount of the loan is $8,000,000. As of September 19, 2001, $5,800,000 had been funded. Bridge Financial Corporation is obligated to fund up to an additional $2,200,000 under the loan agreement. The term of the loan is for six months at an interest rate of 20%. The loan is secured by common stock the stockholder owns in NZ and is guaranteed by one of NZ’s directors. The current collateral for the loan is 2,194,583 shares of NZ common stock. The borrower is required to pledge a sufficient number of additional shares of NZ common stock to maintain a 75% loan to value ratio. In the event of a default, Bridge Financial Corporation could exercise its foreclosure rights under the loan agreement and obtain ownership of the collateral, NZ common stock. Bridge Financial Corporation also would have contractual rights to collect from the guarantor in the event of a default.

      Lipid has entered into a stock purchase agreement with Sun NZ, pursuant to which Sun NZ has agreed to sell, immediately prior to the merger, 1,505,402 shares of its NZ common stock to Lipid at a cash price per share of $8.00. These shares will be canceled immediately after the completion of the merger and, as a practical matter, will be purchased only if the merger is completed. Sun NZ also has agreed to vote its shares of NZ common stock in favor of the approval of the merger, the proposals set forth in this joint proxy statement/ prospectus and any other transaction proposed by NZ and to vote its shares of NZ common stock against any proposal that would result in a material breach by Sun NZ under the stock purchase agreement or NZ under the merger agreement and any proposal for an extraordinary transaction with respect to NZ, including a merger other than the merger described in this joint proxy statement/ prospectus or a sale of a material amount of the assets of NZ. In addition, Sun NZ has agreed to grant to Lipid an irrevocable proxy to vote its shares of NZ common stock in a manner consistent with the preceding sentence. The stock purchase agreement also provides for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements. One of NZ’s directors, William A. Pope, is the President of the managing member of Sun NZ. For a more detailed description of the terms of the stock purchase agreement, see page 63.

Related Party Transactions — Lipid

      Mr. Marlett, the Chairman of the Board of Directors of Lipid and a nominee to the Board of Directors of the surviving corporation, is a manager and majority owner of MDB Capital Group, LLC, an affiliate of which owns approximately 30% of the outstanding stock of Lipid. In July 2001, Lipid entered into an engagement letter with MDB Capital that provides that MDB Capital will receive the sum of $428,750, payable in shares of Lipid common stock at a valuation of $7.00 per share, or 61,250 shares of common stock. Additionally, if the merger is completed, Lipid is committed to pay MDB Capital an investment banking fee of 5% based on a calculated net value of the assets of NZ, payable in cash as those assets are disposed of by the surviving corporation after the merger. MDB Capital assisted Lipid in locating a potential business combination with a public company, NZ, and will assist Lipid in the consummation of such a transaction, including in connection with its due diligence review.

      In December 1999, Lipid entered into an intellectual property license agreement with Aruba International PTY, Ltd., to obtain the exclusive worldwide rights to certain intellectual property. Dr. Cham, who is a director of Lipid and a nominee to the Board of Directors of the surviving corporation, is a control person of Aruba. Aruba is a substantial stockholder in Lipid. Lipid is obligated to pay Aruba a minimum annual royalty of $500,000. As consideration for the initial $500,000 royalty payment due in 2000, Lipid paid cash of approximately $350,000 and issued 42,858 shares of common stock valued at $150,000. Lipid is obligated to pay a continuing royalty on revenue generated under the agreement in future years, subject to the annual minimum royalty amount of $500,000. Also, Lipid is required to make a payment of $250,000 upon initiation of human clinical trials utilizing the licensed technology. In addition, Lipid is obligated to pay a sum equal to a certain percentage of the external research funding received by Lipid or on its behalf and actually expended by it for applied research, as defined in the license agreement. In May 2000, Lipid also issued to Aruba 3,000,000 shares of its common stock having a value of $250,000. This amount was charged to expense as research and development in 2000.

      Lipid has entered into a consulting agreement with Aruba International PTY, Ltd., a company controlled by Dr. Cham, a director of Lipid, that requires Lipid to pay Aruba approximately $138,000 a year. Under the terms of the agreement, Dr. Cham has committed to provide consulting services to Lipid and Lipid may convert the agreement to an hourly arrangement.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires NZ’s directors, officers and persons owning more than 10% of NZ’s common stock to file reports of ownership and changes of ownership with the Securities and Exchange Commission. Based on its review of the copies of such reports furnished to NZ, or representations from certain reporting persons that no other reports were required, NZ believes that all applicable filing requirements were complied with during the fiscal year ended December 31, 2000.

PROPOSED MANAGEMENT OF THE SURVIVING CORPORATION

Management

      Following the merger, it is contemplated that the following individuals will serve the surviving corporation in the capacities set forth below:

Name	Age	Position

Phil Radlick, Ph.D.	63	President, Chief Executive Officer and Director

Barry D. Michaels	51	Chief Financial Officer

Marc Bellotti	50	Vice President-Product Development

Jo-Ann B. Maltais, Ph.D.	52	Vice President-Scientific Affairs

Robert J. Chin, Ph.D.	55	Vice President-Clinical and Regulatory Affairs

Dale L. Richardson	45	Vice President-Sales and Marketing

Susan A. Capello	41	Vice President-Intellectual Property

Jan Johansson, M.D., Ph.D.	48	Vice President-Clinical Research and Development

Christopher A. Marlett	37	Chairman of the Board and Director

Bill E. Cham, Ph.D.	55	Director

William A. Pope	45	Director

Frank M. Placenti	47	Director

Gary S. Roubin, M.D., Ph.D.	53	Director

      The following is biographical information on each of the above persons (with the exception of Mr. Pope, whose biography appears under the heading “Management of NZ — Directors and Executive Officers” on page 106).

      Phil Radlick, Ph.D. Dr. Radlick has served as President, Chief Executive Officer and Director of Lipid since June 2000. Dr. Radlick has extensive experience in commercializing devices in the cardiovascular field. From 1994 to June 2000, Dr. Radlick served as President and Chief Executive Officer of Cardima, Inc. From 1992 to 1994, he served as President and Chief Executive Officer of Hepatix, Inc. (currently VitaGen, Incorporated), a start-up extracorporeal liver assist device company. Prior to that, from 1985 to 1992 he was President of Edwards Laboratories, a division of Baxter Healthcare Corporation. Dr. Radlick holds a Bachelor of Science in Chemistry and a Ph.D. in Organic Chemistry, both from the University of California, Los Angeles.

      Barry D. Michaels. Mr. Michaels became Chief Financial Officer of Lipid in May 2001. Mr. Michaels joined Lipid from Sulzer IntraTherapeutics, Inc., a leading manufacturer of stents for the peripheral vascular market, where he served as Chief Financial Officer from March 2000 to May 2001. Prior to IntraTherapeutics, Mr. Michaels headed his own management consulting firm from July 1997 through March 2000, providing financial and strategic consulting services to developmental-stage medical device companies. From June 1993 through July 1997, Mr. Michaels served as Chief Financial Officer of Cordis Webster, Inc. Mr. Michaels served as interim President of Cordis Webster following its acquisition by Johnson & Johnson. Prior to Mr. Michaels’ experience as a Chief Financial Officer, he served most notably as Vice President and Corporate Controller of Medtronic, Inc., which is a leading medical technology company. Prior to that he served as Vice President and Controller of the Parenteral Products Group of Baxter Healthcare Corporation. Mr. Michaels received his Master of Business Administration (finance) from San Diego State University, and is a graduate of the Anderson School Executive Program, University of California, Los Angeles.

      Marc Bellotti. Mr. Bellotti became Vice President-Product Development of Lipid in July 2001. Prior to joining Lipid, he was employed by Baxter Healthcare Corporation for 25 years. His most recent positions were Director of Product Development for Rapid Prototyping and Fabrication-Advanced Design Center and, prior to that, for the Renal Division. He received his Master of Engineering in Biomedical

Engineering and his Bachelor of Science in Biomedical Engineering from the Rensselaer Polytechnic Institute.

      Jo-Ann Maltais, Ph.D. Dr. Maltais became Vice President-Scientific Affairs of Lipid in August 2000. Dr. Maltais brings over 17 years’ experience in research and product development, clinical trials, quality assurance and regulatory affairs, sales and marketing support and customer support of extracorporeal medical devices to Lipid. For the past 10 years, she has served in various executive positions for Gambro AG and its subsidiaries, most recently as the Head of Scientific Affairs for Gambro Healthcare, Inc. Gambro AG is a world leader in the kidney dialysis industry. Prior to Gambro, Dr. Maltais served as Manager, Corporate Microbiology for Minntech Corporation from 1984 to 1990. Minntech is a manufacturer of dialysis products. From 1979 to 1983, Dr. Maltais worked for the FDA. Dr. Maltais has a Bachelor of Science in Biology and Chemistry from Long Island University and a Ph.D. in Microbiology from the University of New Hampshire and a Postdoctoral Fellowship at the University of Minnesota. She is the author of several scientific papers and inventor on eight patents.

      Robert J. Chin, Ph.D. Dr. Chin became Vice President-Clinical and Regulatory Affairs of Lipid in August 2000. Dr. Chin brings over 25 years’ experience in medical devices to Lipid. For the past three years he has been consulting for several medical device start-up companies in Northern California in the areas of regulatory affairs, clinical programs and quality assurance. Prior to that, Dr. Chin was Vice President, Regulatory Affairs and Quality Assurance for Align Technology, Inc., an orthodontic device manufacturer. From 1995 to 1997, he was Vice President, Regulatory and Clinical Affairs and Quality Assurance for Heartport, Inc. From 1977 to 1994, Dr. Chin served in several positions of increasing responsibility in the Edwards Divisions of Baxter Healthcare Corporation in Irvine, California. For the last eight years at Baxter, Dr. Chin was Vice President, Regulatory Affairs and Quality Assurance, for the Edwards CVS Division, a premier tissue heart valve company in the world. His educational background includes a Bachelor of Science in Engineering, a Master of Science in Chemical Engineering and a Ph.D. in Electrochemical Engineering all from the University of California, Los Angeles.

      Dale L. Richardson. Mr. Richardson became Vice President-Sales and Marketing of Lipid in August 2000. From 1996 to 2000, he was with Fresenius AG, one of the world leaders in kidney dialysis and apheresis, spending his last two years there as President/ Chief Operating Officer of Fresenius Hemotechnology, Inc. Fresenius Hemotechnology focused on a novel technology for rheumatoid arthritis, apheresis, autotransfusion, and blood banking products. For the two years prior to Fresenius, Mr. Richardson was Senior Vice President, Marketing and Sales for McKesson Corporation, managing two divisions of the world’s largest drug distribution company. Mr. Richardson began his medical career with Davol, Inc., a subsidiary of C.R. Bard, Inc., in 1981 working up from sales representative to Vice President-Sales over a ten-year period. He then managed International Marketing, followed by worldwide Sales and Marketing responsibility and finally was promoted to Vice President, Blood Management Products. Mr. Richardson received his Bachelor of Science in Business Administration from California State University, Hayward and his MBA from West Coast University in Los Angeles.

      Susan A. Capello. Ms. Capello became Vice President-Intellectual Property of Lipid in December 2000. Ms. Capello has spent the past seven years at Becton, Dickinson and Company as Senior Patent Attorney. Ms. Capello was responsible for handling all aspects of intellectual property for Becton, Dickinson’s BD Biosciences business. From 1983 to 1988, Ms. Capello worked in research capacities with Hoffman-LaRoche, Inc. and the Rorer Group, Inc. Ms. Capello graduated from West Chester University of Pennsylvania with a Bachelor of Science in Chemistry/ Biology and Business Administration and received her Juris Doctor from Pace University School of Law.

      Jan Johansson, M.D., Ph.D. Dr. Johansson became Vice President-Clinical Research and Development of Lipid in September 2001. In June 1998, Dr. Johansson co-founded Esperion Therapeutics, Inc., a developer of pharmaceutical products for the treatment of cardiovascular disease. Dr. Johansson served as Senior Clinical Research Fellow of Esperion from October 2000 to August 2001, Vice President of Clinical Affairs from May 1999 to October 2000, and consultant from June 1998 to May 1999. From 1987 to 1998, Dr. Johansson directed research and multinational clinical trials focused on abnormalities in lipid metabolism and atherosclerosis at the Institute of Medicine at the Karolinska Hospital in Stockholm, where he also served as associate professor since 1995. Dr. Johansson served as medical advisor to Pharmacia & Upjohn, Inc. in the area of atherosclerosis from 1995 to 1997. Dr. Johansson received his M.D. and Ph.D. from the Karolinska Institute.

      Christopher A. Marlett. Mr. Marlett is Chairman of the Board and co-founder of Lipid. He also is a co-founder and member of MDB Capital Group, LLC, an investment-banking firm formed in December 1996. MDB Capital is an NASD member, and a broker-dealer that specializes in financing growth-oriented companies. Prior to forming MDB, Mr. Marlett was employed as a Managing Director by Laidlaw Equities from May of 1995 to January of 1997 where he was in charge of Laidlaw’s West Coast investment banking activities. From March 1991 to May 1995, Mr. Marlett was affiliated with Drake Capital Securities, Inc. where he formed a division called Marlett/ Mazzarella and directed all investment banking activities of the division. Mr. Marlett is also Chairman and Chief Executive Officer of Orion Acquisition Corp. II, a publicly traded company. Mr. Marlett holds a Bachelor of Science in Business Administration from the University of Southern California.

      Bill E. Cham, Ph.D. Dr. Cham is a Director and co-founder of Lipid. He is the founder of the Curacel Institute of Medical Research and has served as its Director of Scientific Research since 1996. From 1969 through 1996, Dr. Cham served as the Principal Research Fellow at the University of Queensland in Brisbane, Australia. His principal research focus was in the area of lipoprotein metabolism. Dr. Cham received a degree in Chemistry from the University of Delft in The Netherlands in 1967. He also received a degree in Biochemistry from the University of Queensland in 1975 and a Ph.D. in Medicine in 1982 also from the University of Queensland.

      Frank M. Placenti. Mr. Placenti has been a partner in the international law firm of Bryan Cave LLP since March 1997, where he heads the firm’s Phoenix Corporate and Securities Practice and serves as a member of the firm’s Operating Group responsible for firmwide marketing and client development. Bryan Cave LLP has represented NZ and Sun NZ in connection with the merger. Prior to that time, Mr. Placenti was a partner in the law firm of Brown and Bain, P.C., from April 1994 to March 1997. His practice emphasizes the representation of public companies in mergers, acquisitions, financings and corporate governance matters.

      Gary S. Roubin, M.D., Ph.D. Dr. Roubin became a director of Lipid in May 2000. Since 1997, he has been the Chief of Endovascular Services at Lenox Hill Hospital in New York. From November 1989 to October 1997, he was Professor of Medicine and Radiology and Director of the Cardiac Catheterization Laboratories and Intervention Cardiology Section at the University of Alabama at Birmingham Hospital. He is a Fellow of the Royal Australian College of Physicians, the American College of Cardiology, the Council on Clinical Cardiology of the American Heart Association, the Society for Cardiac Angiography and Intervention, Society for Vascular Medicine and Biology, and the international Society of Endovascular Specialists. Dr. Roubin attended medical school at the University of Queensland where he completed his degree in 1975. He received a Ph.D. in Cardiovascular Physiology from Sydney University in 1983. In 1995, he was awarded a Doctorate in Medicine from the University of Queensland for his basic and clinical research in the development of coronary stenting.

      At the effective time of the merger, the Board of Directors will designate the audit committee. The audit committee will review and evaluate the results and scope of the audit and other services provided by the surviving corporation’s independent accountants, as well as the surviving corporation’s accounting principles and system of internal accounting controls.

      At the effective time of the merger, the Board of Directors will designate the compensation committee. The compensation committee will advise, recommend and approve compensation policies, strategies, and pay levels necessary to support organizational objectives.

Scientific Advisory Board

      The Lipid Scientific Advisory Board advises Lipid with respect to matters of research and clinical trials. The following sets forth biographical information with respect to the current members of the Scientific Advisory Board.

      Petar Alaupovic, Ph.D. Dr. Alaupovic is the head of the Lipid and Lipoprotein Laboratory at the Oklahoma Medical Research Foundation. He also serves as a Professor of Research Biochemistry at the University of Oklahoma School of Medicine. Dr. Alaupovic’s entire 40-year career as a scientist has been focused in research of lipids and lipoproteins. Dr. Alaupovic is widely regarded as one of the foremost experts in the understanding of lipids and lipoprotein metabolism. He has been an invited lecturer on his research on over 200 occasions throughout the world. He has authored or co-authored 285 published papers and has collaborated with many other world renowned scientists in his field. He has served research committees or as a special reviewer to many institutions involved in his area of research including, the National Institutes of Health, the American Heart Association, the Medical Research Council of Canada, the Veterans Administration Hospitals, and the Mayo Clinic. Dr. Alaupovic received his Ph.D. in Chemical Sciences from the University of Zagreb in Yugoslavia in 1956.

      George A. Bray, M.D. Dr. Bray holds the position of Boyd Professor at Louisiana State University and is a Professor of Medicine at the LSU Medical Center. Dr. Bray recently retired as the Executive Director of Pennington Biomedical Research Center in Baton Rouge, Louisiana. Dr. Bray is internationally recognized as an authority on obesity and the various medical conditions associated with obesity. He is also recognized as an authority on diabetes. Over his 43 years in medicine, he has authored over 1300 scientific papers and abstracts, has given over 200 invited lectures, over 100 radio and television interviews and has been awarded 14 research grants centered on his research interests. Prior to his tenure at LSU, Dr. Bray was Professor of Medicine and Professor of Physiology/ Biophysics and Chief of Diabetes and Clinical Nutrition at the University of Southern California. Dr. Bray received his A.B. Degree as Valedictorian from Brown University and his M.D. from Harvard Medical School.

      Howard N. Hodis, M.D. Dr. Hodis is an Associate Professor of Medicine and Preventative Medicine, Assistant Professor of Molecular Pharmacology and Toxicology at the University of Southern California. Dr. Hodis is the Director of the Atherosclerosis Research Unit at USC. His research emphasis is in the area of atherosclerosis and cardiovascular prevention and intervention as well as development and application of non-invasive and invasive arterial imaging technologies to study the assessment, screening, prevention, and treatment of atherosclerosis. Dr. Hodis specializes in the treatment of lipid disorders. He is an investigator of several clinical trials involving a variety of anti-atherosclerosis interventions, three basic science projects investigating the atherogenicity of oxysterols and oxidized LDL and the anti-atherogenicity of antioxidants and estrogen, and three molecular genetic family studies of atherosclerosis. He has authored or co-authored more than 50 scientific publications in his area of research interest. Dr. Hodis serves on Special Emphasis Panels and review committees for the National Institutes of Health and the American Heart Association. Dr. Hodis received his medical degree from the University of Southern California School of Medicine and is certified by the American Board of Internal Medicine.

      Gerhard M. Kostner, Ph.D. Dr. Kostner is Professor and head of the Institute of Medical Biochemistry and Molecular Biology at the University of Graz in Austria. He is an internationally recognized investigator for his studies in the chemistry, metabolism and pathophysiology of plasma lipoproteins. He has authored more than 330 publications in his areas of research interest and received numerous honors and awards for his scientific activities and achievements. Dr. Kostner’s research activities have encompassed studies on the isolation and characterization of animal and human lipoproteins, application of immunochemical procedures to the identification and separation of lipoproteins, introduction of physical methods for studying structure of lipoproteins, development of analytical procedures for the quantification of apolipoproteins, metabolism of lipoproteins, interaction of lipoproteins and cellular surfaces, and characterization of various dyslipoproteinemic states with special emphasis on the lipoprotein abnormalities on diabetes. Another of Dr. Kostner’s major research interests has been the chemistry, metabolism and the role of lipoprotein(a) and apolipoproteins(a) in atherogenesis. Dr. Kostner received his Ph.D. in biochemistry from the University of Graz, Austria.

      Frank M. Sacks, M.D. Dr. Sacks is a Professor of Medicine, Harvard Medical School and Professor in the Department of Nutrition, Harvard School of Public Health. Dr. Sacks’ research has focused on human lipoprotein metabolism, biochemical epidemiology involving lipoproteins and fatty acids, and clinical trials in cardiovascular disease. Dr. Sacks also conducts laboratory research on the effects of hormones and diet on human lipoprotein metabolism using endogenous labeling with stable isotopes. His current studies include the mechanism by which dietary fats and carbohydrate, and estrogen therapy increase VLDL and LDL synthesis and clearance from the blood, and how apolipoproteins E and CIII affect the metabolism of VLDL and IDL. Dr. Sacks is studying new lipoprotein fractions in relation to coronary heart disease and stroke in populations. Dr. Sacks has authored or co-authored 88 papers in his field of research and serves as an advisor to several research institutions and pharmaceutical companies. Dr. Sacks has been principal investigator on several clinical trials in the cardiovascular field and has been responsible for securing significant grant funding for his research efforts. Dr. Sacks received his Degree in Medicine from Columbia University, College of Physicians and Surgeons.

      H. Bryan Brewer, Jr., M.D. Dr. Brewer is Chief of the Molecular Disease Branch at the National Heart, Lung, and Blood Institute, National Institutes of Health (NIH), in Bethesda, Maryland. After completing his internship and residency training in internal medicine at Massachusetts General Hospital in Boston, Dr. Brewer joined the National Heart, Lung, and Blood Institute of the NIH as a clinical associate. He was promoted to head of the Peptide Chemistry Section in the Molecular Disease Branch, and then to Chief of the Molecular Disease Branch, a position he has held since 1976. Dr. Brewer’s research led to the first published sequences for the human plasma apolipoproteins, the initial determination of the metabolism of the plasma apolipoproteins in normal and hyperlipidemic individuals, as well as the identification of multiple gene defects leading to the genetic dyslipoproteinemias. More recently, Dr. Brewer has pioneered the use of transgenic mice and rabbits as well as recombinant adenovirus vectors to identify genes that modulate lipoprotein metabolism and the development of atherosclerosis. Dr. Brewer has been the recipient of the JD Lane Investigator Award from the Public Health Service, the Heinrich Wieland Prize from the Federal Republic of Germany, and the Public Health Service Commendation, Meritorious Service and Distinguished Service Medals from the National Institutes of Health. He has served as a member of the Board of the National Cholesterol Education Program, which established treatment guidelines for patients with hyperlipidemia in the United States. He has published more than 300 original reports, and 70 reviews and book chapters, on the subjects of genetic dyslipoproteinemias, lipoprotein metabolism, and atherosclerosis. Dr. H. Bryan Brewer, Jr., received his undergraduate degree from Johns Hopkins University and medical degree from Stanford University School of Medicine.

Executive Compensation

      The following table summarizes the compensation Lipid paid or accrued for services rendered for the year ended December 31, 2000 to its Chief Executive Officer, who is nominated to be a director and is expected to be the Chief Executive Officer of the surviving corporation. Because Dr. Radlick joined Lipid in June 2000, salary information for him is for a partial year. None of the other executive officers of Lipid who will be a director or officer of Lipid or NZ after the merger earned more than $100,000 in salary and bonus for the year ended December 31, 2000:

Summary Compensation Table

Long-Term
Compensation
Awards
Annual Compensation
Securities
				Other	Underlying
	Fiscal			Annual	Options/	All Other
Name and Position	Year	Salary	Bonus	Compensation	SARs	Compensation

Phil Radlick, Chief Executive Officer	2000	$145,833	—	—	1,000,000	—

      Lipid awarded the following stock options during the year ended December 31, 2000 to the executive officers named in the summary compensation table. Potential realizable value is based on an assumption that the market price of the stock appreciates at the stated rate, compounded annually, from the date of the grant until the end of the option term. These values are calculated based on the requirements of the Securities and Exchange Commission and do not reflect Lipid’s estimated future stock price appreciation.

      The following table provides information regarding stock options granted to the named executive officers during the year ended December 31, 2000.

Option Grants In Fiscal Year 2000

Individual Grants
Potential Realizable Value at
	# of Securities	% of Total			Assumed Annual Rate of
	Underlying	Options			Stock Price
	Options	Granted to	Exercise or		Appreciation for Option Term
	Granted	Employees in	Base Price	Expiration
Name	(#)(1)	Fiscal Year(2)	($/Share)	Date	5%($)	10%($)

Phil Radlick	1,000,000	53.2%	$3.50	6/1/10	$2,201,132	$5,578,099

(1)	Option is an incentive stock option and vests over five years at the rate of 10% after six months and monthly thereafter at the rate of 1.67% per month.

(2)	Based on options to purchase a total of 1,880,000 shares of common stock granted in 2000.

      None of the executive officers named in the summary compensation table exercised any options to purchase capital stock of Lipid in fiscal year 2000.

      The following table sets forth information regarding exercisable and unexercisable stock options held as of December 31, 2000, by the named executive officers. The value of unexercised in-the-money options have been calculated by determining the difference between the exercise price per share payable upon exercise of the options and the fair market value of Lipid’s common stock at December 31, 2000, as determined by Lipid’s Board of Directors.

Aggregated Option Exercises And Option Values

As Of December 31, 2000

	Number of Securities	Value of Unexercised
	Underlying Unexercised Options	In-the-Money Options at
	at December 31, 2000(#)	December 31, 2000($)
Name	Exercisable/Unexercisable	Exercisable/Unexercisable

Phil Radlick	116,667/883,333	$175,000/$1,325,000

Employment Agreements

      In June 2000, Lipid entered into an employment agreement with Dr. Radlick to serve as Lipid’s President and Chief Executive Officer, which has automatically renewed until June 2002. The employment agreement is for a one-year term with the potential for automatic one-year renewals. Under the employment agreement, Dr. Radlick receives an annual salary of $250,000 and, at the discretion of the Board of Directors, bonuses based on his performance with the company.

      In the event that Dr. Radlick’s employment is terminated by Lipid for any reason other than “good cause,” Dr. Radlick will enter into a consulting arrangement with the company for six months, during which Lipid will continue paying Dr. Radlick his salary and benefits. If Dr. Radlick obtains new full time employment during this six-month period, any salary paid under such new employment will be offset from amounts due pursuant to the employment agreement.

      Lipid has entered into a consulting agreement with Aruba International PTY, Ltd., a company controlled by Dr. Cham, a director of Lipid, that requires Lipid to pay Aruba approximately $138,000 a year. Under the terms of the agreement, Dr. Cham has committed to provide consulting services to Lipid and Lipid may convert the agreement to an hourly arrangement.

SECURITY OWNERSHIP OF NZ

      On August 31, 2001, there were 6,816,936 shares of NZ common stock outstanding; NZ has issued no other category of stock. The following table sets forth information regarding beneficial ownership of NZ common stock as of August 31, 2001 by:

•	each of NZ’s directors and executive officers;

•	all of NZ’s directors and executive officers as a group; and

•	each person known by NZ to be the beneficial owner of more than 5% of NZ’s common stock.

			Percent of
	Number of		Common
	Shares		Stock
	Beneficially		Beneficially
Beneficial Owner	Owned(1)		Owned

Directors and Executive Officers

William A. Pope	3,032,001	(3)	41.70%
Director

Robert R. Hensler, Jr.	425,715		5.85%
Director

R. Randy Stolworthy	436,664	(2)	6.00%
President, Chief Executive Officer and Director

Arnold L. Putterman	76,250	(4)	1.05%
Director

Stephen E. Renneckar	17,206		*
Chairman of the Board

Ronald E. Strasburger	18,828		*
Director

Jerome L. Joseph	0		*
Treasurer, Secretary, and Controller

Directors and Executive Officers as a group (7 persons)	4,006,664		55.10%

5% Stockholders

Sun NZ, L.L.C.(5)	2,985,583	(6)	43.80%

John D. Hensler	365,659		5.36%

Dimensional Fund Advisors Inc.(7)	413,429		6.06%

Lipid Sciences, Inc.(8)	2,985,583		43.80%

*	Indicates beneficial ownership of less than 1%

(1)	The numbers of shares shown and corresponding percentages shown include shares owned of record by the listed person’s minor children and spouse and by other related individuals and entities over whose shares such person has custody, voting control, or power of disposition. There are 397,524 shares of common stock which Randy Stolworthy has a right to acquire within 60 days of August 31, 2001, and such shares are included in the table. Additionally, Robert R. Hensler, Jr., William A. Pope, Arnold L. Putterman, Stephen E. Renneckar, and Ronald E. Strasburger, each have the right to acquire 11,477 shares of common stock within 60 days of August 31, 2001. Such shares are included in this table. Unless otherwise stated in the following footnotes, each person’s address is c/o NZ, 333 North 44th Street, Suite 420, Phoenix, Arizona 85008.

(2)	This amount includes 140 shares held in trust for Mr. Stolworthy’s children and 11,000 shares owned by Pathfinder Ventures LLC, of which Mr. Stolworthy is the managing member. Mr. Stolworthy disclaims beneficial ownership of the shares held in trust for his children, and disclaims beneficial ownership of one half of the shares held by Pathfinder Ventures LLC. Additionally, the amount includes 403,524 options that were transferred to The Stolworthy Revocable Trust and subsequently 162,000 of these options were transferred to the Startwo Holdings Limited Partnership.

Mr. Stolworthy is a trustee of The Stolworthy Revocable Trust and the President and controlling stockholder of NEPO, a corporation owning 1% of the Startwo Holdings Limited Partnership.

(3)	This amount includes 6,158 shares that Mr. Pope holds as custodian for his children and 24,490 shares that Mr. Pope holds indirectly through Sterling Pacific Assets, Inc., which he controls. In addition, Mr. Pope, as the president of the managing member of Sun NZ, may be deemed to have shared voting and dispositive power with respect to the 2,985,583 shares owned by Sun NZ. Mr. Pope disclaims beneficial ownership of the Sun NZ shares. Mr. Pope’s address is c/o SunChase Holdings, Inc., 2525 East Camelback Road, Suite 888, Phoenix, Arizona 85016.

(4)	Mr. Putterman may be deemed to own beneficially 10,047 shares owned by Somers Manor Nursing Home, Inc., of which Mr. Putterman is an officer. Mr. Putterman disclaims beneficial ownership of these shares.

(5)	Based on the information provided in the second amendment to the Schedule 13D filed by Sun NZ and its managing member, Sun NMA, Inc., and the President of Sun NMA, William A. Pope, with the Securities and Exchange Commission on July 20, 2001. Sun NZ owns 2,985,583 shares of NZ’s common stock. William A. Pope, a director of NZ, serves as President of Sun NMA, Inc. Sun NMA and William A. Pope are deemed to have beneficial ownership of the shares of stock owned by NZ based on their status as Managing Member and President of the Managing Member, respectively, of Sun NZ. Pursuant to the stock purchase agreement described elsewhere in this joint proxy statement/ prospectus, Sun NZ has agreed to sell 1,505,402 of these shares to Lipid Sciences at a price equal to $8.00 per share. In addition, Sun NZ has agreed to vote all of its 2,985,583 shares in favor of the merger of NZ and Lipid Sciences and has granted Lipid Sciences a proxy to vote those shares in favor of the merger. The address of Sun NZ, Sun NMA and William A. Pope is 2525 E. Camelback Road, Suite 888 Phoenix, Arizona 85016.

(6)	Sun NZ owns 2,985,583 shares of the outstanding common stock of NZ. Pursuant to a loan agreement between Sun NZ and Bank One, Arizona, NA, Sun NZ pledged to Bank One 791,000 shares of NZ’s common stock owned by Sun NZ, as collateral. Additionally, Sun NZ has pledged to Bridge Financial Corporation, a wholly owned subsidiary of NZ, 2,194,583 shares of NZ’s common stock owned by Sun NZ, as collateral for a loan. The information contained in this footnote is included in reliance upon information set forth in a Schedule 13D, dated May 9, 1994, as amended on November 25, 1994 and July 20, 2001, filed by Sun NZ with the Securities and Exchange Commission.

(7)	Based on the information provided in Schedule 13G filed by Dimensional Fund Advisors Inc. with the Securities and Exchange Commission on February 2, 2001. Dimensional Fund Advisors Inc. has sole voting and dispositive power with respect to 413,429 shares. Dimensional Fund Advisors Inc. is an investment adviser registered under the Investment Advisers Act of 1940 and as such, has beneficial ownership of the shares through the investment discretion it exercises over its clients’ accounts. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all such shares. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(8)	Based on the information provided in Schedule 13D filed by Lipid Sciences, Inc. with the Securities and Exchange Commission on July 19, 2001. Lipid has shared voting and dispositive power with respect to 2,985,583 shares of NZ’s common stock pursuant to the stock purchase agreement described elsewhere in this joint proxy statement/ prospectus, under which Sun NZ has agreed to grant Lipid a proxy to vote Sun NZ’s shares in favor of the merger of NZ and Lipid. The address of Lipid is 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

SECURITY OWNERSHIP OF LIPID

      On September 17, 2001, there were 10,220,901 shares of Lipid common stock outstanding; Lipid has issued no other category of stock. The following table sets forth information regarding beneficial ownership of Lipid common stock as of September 17, 2001 by:

•	each of Lipid’s directors and executive officers named in the summary compensation table;

•	all of Lipid’s directors and executive officers as a group; and

•	each person known by Lipid to be the beneficial owner of more than 5% of Lipid’s common stock.

		Percent of
	Number of	Common
	Shares	Stock
	Beneficially	Beneficially
Beneficial Owner	Owned(1)	Owned(2)

Directors and Executive Officers

Phil Radlick, Ph.D.(3) President, Chief Executive Officer and Director	283,333	2.7%

Gary S. Roubin, M.D., Ph.D.(4) Director	66,667	*

Christopher A. Marlett(5) Chairman of the Board and Director	3,115,336	30.5%

Bill Cham, Ph.D.(6) Director	3,042,858	29.8%

Directors and Executive Officers as a group (11 persons)(7)	6,651,943	62.1%

5% Stockholders

Aruba International PTY, Ltd.	3,000,000	29.4%
1645 Ipswich Rd., Unit 14
Rocklea, Queensland 4106
Australia

MDB Capital Group IV, LLC	2,996,943	29.1%
401 Wilshire Boulevard
Suite 1020
Santa Monica, CA 90401

Robert E. & Margaret M. Petersen Living Trust	1,285,715	12.5%
6420 Wilshire Blvd.
Los Angeles, CA 90048

*	Indicates beneficial ownership of less than 1%

(1)	Unless otherwise indicated below, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

(2)	All shares of common stock subject to options currently exercisable or exercisable within 60 days after September 17, 2001, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

(3)	Includes 266,849 shares of common stock issuable upon exercise of stock options.

(4)	Includes 66,667 shares of common stock issuable upon exercise of stock options.

(5)	Includes 2,996,943 shares held by MDB Capital Group IV, LLC. The mangers of MDB Capital Group IV, LLC are Mr. Marlett, Dyana Williams Marlett and Anthony DiGiandomenico, with Mr. Marlett being the Chief Executive Manager. Also includes 30,625 shares held by MDB Capital Group LLC. The managers of MDB Capital Group LLC are Mr. Marlett, Dyana Williams Marlett, Anthony DiGiandomenico and James D. Bowyer. Mr. Marlett is the Chief Executive Officer and

President and Dyana Williams Marlett is the Chief Operating Officer and Secretary of MDB Capital Group LLC. Also includes 57,143 shares held by Eighty/ Twenty Fund, L.P. MDB Capital I LLC is a general partner of Eighty/ Twenty Fund, L.P. Mr. Marlett is a manager of MDB Capital I LLC. Also includes 27,562 shares held by the Christopher A. Marlett Living Trust. Also includes 3,063 shares held by Dyana Williams Marlett. Mr. Marlett and Dyana Williams Marlett are husband and wife. Mr. Marlett disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest.

(6)	Includes 3,000,000 shares held by Aruba International PTY, Ltd. Dr. Cham is a control person of Aruba International and disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest.

(7)	Includes 493,749 shares of common stock issuable upon exercise of stock options.

OTHER NZ ANNUAL MEETING PROPOSAL

Proposal to Elect Directors Of NZ

      NZ’s Articles of Incorporation and Bylaws provide that the number of directors constituting NZ’s Board of Directors shall not be less than five nor more than nine. The Board of Directors has determined by resolution that the Board of Directors will have seven members, each serving a two-year term. There is currently one vacancy on the NZ Board of Directors. Directors are denominated Class A directors, whose term expires in odd-numbered years, and Class B directors, whose term expires in even-numbered years. At the 2001 annual meeting, three Class A directors will be elected to serve until their successors are duly elected and qualified.

      Under Arizona law and NZ’s Bylaws, the election of NZ directors is subject to the approval of NZ’s stockholders. The affirmative vote of the holders of a plurality of all of NZ’s outstanding shares of common stock is required to elect the directors of NZ. With respect to the election of directors, each stockholder is entitled to cumulative voting at such election. Thus, each stockholder may cast, in person or by proxy, as many votes in the aggregate as that stockholder is entitled to vote, multiplied by the number of directors to be elected. Stockholders may cast their votes for a single candidate or may distribute their votes among two or more candidates. To be elected, directors must receive a plurality of the shares present and voting in person or by proxy, provided a quorum exists. A plurality means receiving the largest number of “for” votes, regardless of whether that is a majority.

      Unless stockholders withhold authority, their proxies will be voted for the election of the following nominees. Each of the nominees has consented to serve as directors. If any nominee is unable to serve at the time of the meeting (which is not anticipated), the proxies will be voted for a substitute nominee designated by the Board of Directors of NZ.

      Nominees for Terms as Class A Directors. At the annual meeting, William A. Pope, Robert R. Hensler, Jr. and Ronald E. Strasburger have been nominated as Class A directors, with terms expiring at NZ’s 2003 annual meeting of stockholders or until such director’s successor is duly elected and qualified. For biographical information on Messrs. Pope, Hensler and Strasburger, see “Management of NZ — Directors and Executive Officers” on page 106.

      THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ELECT EACH OF THE THREE NOMINEES FOR CLASS A DIRECTORS OF NZ.

      Continuing in Office as Class B Directors. Arnold L. Putterman, Stephen E. Renneckar and R. Randy Stolworthy are continuing Class B directors of NZ. For biographical information on Messrs. Putterman, Renneckar and Stolworthy, see “Management of NZ — Directors and Executive Officers” on page 106.

      Effect of Merger on Board of Directors. If the merger occurs, then consistent with the merger agreement, the directors of NZ holding office immediately prior to the merger, except for William A. Pope, will resign from their respective positions on the Board of Directors of NZ. Subject to stockholder approval, Messrs. Christopher A. Marlett and Phil Radlick, as Class A directors, and Messrs. Bill E. Cham, Gary S. Roubin and Frank M. Placenti, as Class B directors, will fill five vacant seats on NZ’s Board of Directors following the merger and effective upon such resignations. William A. Pope will continue to serve on the Board of Directors of the surviving corporation as a Class A director. See “— Proposal to Elect Directors of the Surviving Corporation.”

PROPOSALS TO BE EFFECTIVE UPON COMPLETION OF THE MERGER

      The Special Committee has unanimously approved the merger agreement and all actions necessary to complete the merger and the transactions contemplated by the merger agreement and has agreed to submit the following proposals to NZ stockholders for their approval to become effective upon the completion of the merger.

      It is a condition precedent to the consummation of the merger that NZ stockholders approve of each of the proposals set forth below. These proposals are to be effective upon completion of the merger. If the stockholders of NZ do not approve each of these proposals, the merger may not be completed unless the parties agree to waive the condition precedent. Moreover, if the merger agreement and the transactions contemplated by the merger agreement are not approved by the requisite vote by the respective stockholders of NZ and Lipid, the merger agreement will be terminated and the merger will be abandoned. In such event, the proposals described below will not be implemented even if such proposals were approved by the requisite vote of NZ stockholders.

Proposal to Elect Directors of the Surviving Corporation

      It is a condition to the merger that the current directors of NZ resign and that Messrs. Christopher A. Marlett, Phil Radlick, Bill E. Cham, Gary S. Roubin, all of whom are current directors of Lipid, William A. Pope, who is currently a director of NZ, and Frank M. Placenti be elected to the Board of Directors to begin their terms of office as directors of the surviving corporation immediately following the effective time of the merger.

      Under Arizona law and NZ’s Bylaws, the election of directors of the surviving corporation is subject to the approval of NZ’s stockholders. The affirmative vote of the holders of a plurality of all of NZ’s outstanding shares of common stock is required to elect the directors of the surviving corporation. With respect to the election of directors, each stockholder is entitled to cumulative voting at such election. Thus, each stockholder may cast, in person or by proxy, as many votes in the aggregate as that stockholder is entitled to vote, multiplied by the number of directors to be elected. Stockholders may cast their votes for a single candidate or may distribute their votes among two or more candidates. To be elected, directors must receive a plurality of the shares present and voting in person or by proxy, provided a quorum exists. A plurality means receiving the largest number of “for” votes, regardless of whether that is a majority.

      Unless stockholders withhold authority, their proxies will be voted for the election of the following nominees. Each of the nominees has consented to serve as directors. If any nominee is unable to serve at the time of the meeting (which is not anticipated), the proxies will be voted for a substitute nominee designated by the Board of Directors of NZ.

      Nominees for Terms as Class A Directors. In connection with the merger, Christopher A. Marlett, Phil Radlick, Ph.D. and William A. Pope have been nominated as Class A directors with terms to begin at the effective time of the merger and expiring at NZ’s 2003 annual meeting of stockholders or until such director’s successor is duly elected and qualified. For biographical information on Messrs. Marlett and Radlick, see “Proposed Management of the Surviving Corporation” on page 115. For biographical information on Mr. Pope, see “Management of NZ — Directors and Executive Officers” on page 106.

      Nominees for Terms as Class B Directors. In connection with the merger, Bill E. Cham, Ph.D., Gary S. Roubin, M.D., Ph.D. and Frank M. Placenti have been nominated as Class B directors, with terms expiring at NZ’s 2002 annual meeting of stockholders or until such director’s successor is duly elected and qualified. For biographical information on Messrs. Cham, Roubin and Placenti, see “Proposed Management of the Surviving Corporation” on page 115.

Proposal to Approve and Adopt the 2001 Performance Equity Plan to be Effective Upon Completion of the Merger

      The affirmative vote of the holders of a majority of the shares of NZ common stock present, in person or by proxy, is required to adopt the 2001 Performance Equity Plan. Unless stockholders withhold authority, their proxies will be voted in favor of approving the plan.

      The following is a summary description of the 2001 Performance Equity Plan and is qualified in its entirety by reference to the plan, as proposed to be adopted, which is attached to this joint proxy statement/prospectus as Annex E.

      Purpose of the Plan. The purpose of the plan is to enable the surviving corporation to offer to its employees, officers, directors and consultants whose past, present and/or potential contributions to the surviving corporation and its subsidiaries have been, are or will be important to the success of the surviving corporation, an opportunity to acquire a proprietary interest in the surviving corporation. The various types of long-term incentive awards that may be provided under the plan will enable the surviving corporation to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its businesses.

      Eligibility. Awards may be granted to employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the surviving corporation or its subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the surviving corporation.

      Administration. The plan is to be administered by the Board of Directors of the surviving corporation or a committee of the Board of Directors of the surviving corporation. Subject to the terms of the plan and such limitations as the surviving corporation Board of Directors may impose, the committee is responsible for the overall management and administration of the plan and has such authority as may be necessary or appropriate to carry out its responsibilities, including, without limitation, the authority to:

•	select the persons to whom grants will be awarded;

•	determine the terms and conditions of any award granted;

•	interpret and construe the terms of the plan and any instrument under the plan; and

•	adopt rules and regulations, prescribe forms and take any other actions not inconsistent with the plan as it may deem necessary or appropriate.

      Because awards under the plan will be completely within the discretion of the Board of Directors of the surviving corporation or a committee of the Board of Directors of the surviving corporation, it is not possible to determine at this time the particular awards that may be made to employees, officers, directors or consultants under the plan.

      Types of Awards. The committee will have full authority to grant the following types of awards: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) deferred stock, (v) stock reload options and (vi) other stock-based awards. Each of these awards are summarized below.

      Securities to Be Offered. A total of 5,000,000 shares may be issued pursuant to grants and awards distributed under the plan. This number of shares automatically will increase in January 1, in each of the calendar years 2002, 2003, 2004, 2005 and 2006, if the plan is then in effect, by an amount equal to 3% of the shares of surviving corporation common stock outstanding on December 31 of the immediately preceding calendar year, as reflected on the stock ledger of surviving corporation, but in no event will any annual increase exceed 500,000 shares of surviving corporation common stock.

      Shares of common stock under the plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

      If any shares subject to any award are forfeited, or if any award is terminated without issuance of shares or satisfied with other consideration, such shares will again be available for distribution in connection with future grants and awards under the plan.

      If a holder pays the exercise price of a stock option by surrendering any previously owned shares and/or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the withholding tax liability associated with the stock option exercise, then the number of shares available under the plan will be increased by the lesser of (i) the number of such surrendered shares and shares used to pay taxes; and (ii) the number of shares purchased under such stock option.

      In the event of any merger, reorganization, consolidation, common stock dividend payable on shares of common stock, stock split or reverse stock split, combination or exchange of shares of surviving corporation common stock, or any other extraordinary or unusual event that results in a change in the shares of surviving corporation common stock as a whole, the committee will determine, in its sole discretion, whether such change equitably requires an adjustment in the terms of any award or the aggregate number of shares reserved for issuance under the plan.

      Description of Stock Options.

      Types of Options. The surviving corporation may grant either incentive stock options or non-qualified stock options. An incentive stock option is a stock option that qualifies for special tax treatment pursuant to Section 422 of the United States Internal Revenue Code of 1986, as amended. A non-qualified stock option is a stock option that does not qualify for special tax treatment pursuant to Section 422 of the Code. To the extent that any stock option intended to qualify as an incentive stock option does not so qualify, it will constitute a separate non-qualified stock option.

      The maximum aggregate fair market value (determined as of the date of grant) of surviving corporation common stock covered by an incentive stock option and any previously granted incentive stock options awarded under any plans exercisable for the first time during any calendar year may not exceed $100,000. Any excess options will be treated as non-qualified stock options.

      Determination of Exercise Price. The exercise price for incentive stock options and non-qualified stock options received under the plan is set by the committee, but will not be less than 100% of the fair market value of surviving corporation common stock on the date of grant of the stock option (110% for holders who own more than 10% of the total combined voting power of all classes of surviving corporation securities).

      When a Holder May Exercise Options and When Options Lapse. The committee determines when you may exercise the stock options granted under the plan.

      Each option is evidenced by a stock option agreement between the surviving corporation and the directors, officers, employees and consultants to whom such option is granted and is subject.

      The term of each option will not be more than 10 years from the date of grant (five years in the case of an incentive stock option awarded to a holder who owns more than 10% of the total combined voting power of all classes of the surviving corporation’s securities). Except in certain circumstances, an option granted under the plan may not be exercised unless the holder is one of the surviving corporation’s directors, officers, employees or consultants, and has been such a director, officer, employee or consultant, as the case may be, continuously since the date of grant of the option.

      How to Exercise Options Under the Plan. Holders are not required to exercise any stock option that they receive under the plan. Should a holder elect to exercise any of the stock options received under the plan, he or she must give the surviving corporation written notice in accordance with his or her stock option agreement stating the number of shares (in whole shares) for which the stock option is being exercised, accompanied by the payment in full of the exercise price. The exercise price may be paid in one of four ways, as determined by the committee:

•	by delivery of payment in cash;

•	by delivery of shares of surviving corporation common stock;

•	by delivery of a combination of the foregoing methods of payment; or

•	by delivery of such other consideration and method of payment or the issuance of common stock to the extent permitted by the committee and applicable laws.

      Termination. Except as otherwise provided in the plan, if a holder’s employment with the surviving corporation is terminated for any reason other than cause, disability or death, his or her options expire three months after the date of termination. A holder’s options expire one year after the date on which his or her employment is terminated because of disability or death.

      Non-Transferability of Options. Options granted under the plan are generally not transferable other than by will and the laws of descent and distribution. All stock options must be exercised during the holder’s lifetime, by the holder.

      Description of Stock Reload Option. If a holder of an award tenders shares of common stock to pay the exercise price of a stock option and/or arranges to have a portion of the shares otherwise issuable upon exercise withheld to pay the applicable withholding taxes, then the holder may receive, at the discretion of the committee, a new stock option to purchase that number of shares of common stock equal to the number of shares tendered to pay the exercise price and the withholding taxes (but only if such tendered shares were held by the holder for at least six months).

      Such new options may be any type of option permitted under applicable laws and will be granted subject to the terms, conditions, restrictions and limitations as may be determined by the committee from time to time. Such new options will have an exercise price equal to the fair market value as of the date of the exercise of the underlying option. Unless otherwise determined by the committee, the new option may be exercised commencing one year after it is granted and will expire on the date of expiration of the underlying option to which the new option is related.

      Description of Stock Appreciation Rights. The committee may grant stock appreciation rights to participants who have been or are being granted stock options under the plan as a means of allowing such participants to exercise their stock options without the need to pay the exercise price in cash.

      In the case of a non-qualified stock option, a stock appreciation right may be granted either at or after the time of the grant of such non-qualified stock option. In the case of an incentive stock option, a stock appreciation right may be granted only at the time of the grant of such incentive stock option.

      Upon exercise of a stock appreciation right, the holder of such right is entitled to receive from the surviving corporation the fair market value of the shares for which the right is exercised (calculated as of the exercise date) over either the exercise price per share of the related option or, if none, over the fair market value of such number of shares on the date the stock appreciation right was granted.

      Stock appreciation rights are exercisable upon such terms and conditions as are determined by the committee. A stock appreciation right will terminate and will no longer be exercisable upon the termination or exercise of the related stock option.

      Description of Restricted Stock. Shares of restricted stock may be awarded either alone or in addition to other awards under the plan. The committee will determine the terms and conditions, including forfeiture provisions and other provisions and restrictions that will be placed on the restricted stock awarded under the plan. This restricted stock may not be disposed of by the recipient until any such restrictions lapse. Restricted stock may be issued for no cash consideration or for such minimum consideration as may be required by applicable law.

      A person entitled to receive restricted stock will have all rights of a stockholder by virtue of such award, except that such person will not be entitled to the issuance and delivery of the certificates representing such common stock.

      Description of Deferred Stock. Shares of deferred stock may be awarded either alone or in addition to other awards under the plan. The committee will determine the terms and conditions, including deferral provisions and other provisions and restrictions that will be placed on the deferred stock awarded under the plan. This deferred stock may not be disposed of by the recipient until any such restrictions lapse.

      A person entitled to receive deferred stock will not have any rights of a stockholder by virtue of such award until the expiration of the applicable deferral period and the issuance and delivery of the certificates representing such common stock.

      Other Stock-Based Awards. Other stock-based awards may be awarded, subject to limitations under applicable law, that are not denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of surviving corporation common stock, as deemed by the committee to be consistent with the purpose of the plan.

      Amendment and Termination of the Plan. The surviving corporation Board of Directors may amend or terminate the plan at any time or from time to time; provided, however, no amendment will be made that would adversely affect the rights of any holder under an award granted prior to such amendment, unless the holder consents to the amendment.

      Unless terminated by the surviving corporation Board of Directors, the plan will continue to remain effective until such time as no further awards may be granted and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only during the 10 year period following July 28, 2001, the effective date of the plan.

      Federal Income Tax Consequences.

      Section 162(m). Section 162(m) of the Code generally limits the deductibility of compensation paid to a company’s Chief Executive Officer and the next four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, Section 162(m) does not limit the deductibility of “qualified performance-based compensation” that the company pays to these officers. Qualified performance-based compensation in general must satisfy the following conditions: (1) the compensation must be paid solely because the executive has attained one or more pre-established, objective performance goals; (2) a compensation committee consisting solely of two or more “outside directors” (as defined below) must establish the performance goal(s) under which compensation is to be paid to the executive; (3) before the compensation is paid to the executive, the material terms under which the compensation is to be paid, including the performance goal(s), must be disclosed to stockholders and approved by a majority of the votes cast in a separate stockholder vote; and (4) before any payment of compensation, the compensation committee must certify in writing that the performance goals and any other material terms were in fact satisfied. A director is an outside director for purposes of Section 162(m) if he or she is not a current employee of the company; is not a former employee who receives compensation for prior services (other than benefits under a qualified retirement plan); has not been an officer of the company; and does not receive, directly or indirectly (including certain amounts paid to an entity that employs the director or in which the director has at least a 5% ownership interest), remuneration from the company in any capacity other than as a director.

      In the case of compensation attributable to stock options or stock appreciation rights, the performance goal requirement is deemed satisfied, and the certification requirement is inapplicable, if (1) the grant or award is made by the compensation committee; (2) the plan under which the option or right is granted states the maximum number of shares with respect to which options or rights may be granted to an employee during a specified period; and (3) under the terms of the option or right, the amount of compensation the employee could receive is based solely on an increase in the value of the stock after the date of grant or award.

      Non-qualified Stock Options. The grant of a non-qualified stock option will have no immediate tax consequences to the surviving corporation or the employee. The exercise of such an option will require an employee to include in his or her gross income as ordinary income the amount by which the aggregate fair market value of the acquired shares on the exercise date exceeds the aggregate purchase price paid for such shares. The income realized by the employee will be treated as compensation income subject to employment taxes and to income tax withholding by the surviving corporation out of other compensation paid to the employee. If such other compensation is insufficient to pay the withholding tax, the employee will be required to make a direct payment to the surviving corporation to cover the withholding tax liability. Upon a subsequent sale or taxable exchange of shares acquired upon exercise of a non-qualified stock option, the difference between the amount realized on the sale and the tax basis of such shares (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised) will be treated as long-term or short-term capital gain or loss, depending upon the employee’s holding period for the shares without “tacking on” any holding period for the non-qualified stock option.

      If the surviving corporation complies with applicable reporting requirements, and subject to Section 162(m) of the Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the optionee recognizes ordinary income upon the exercise of the non-qualified stock option. Under Section 162(m) of the Code, if the optionee is one of certain specified executive officers, then, unless certain exceptions apply, the surviving corporation will not be entitled to deduct compensation with respect to the optionee, including compensation related to the exercise of stock options, to the extent such compensation in the aggregate exceeds $1 million for the taxable year. The options granted under the 2001 Performance Equity Plan are intended to comply with the exception to Section 162(m) for “qualified performance-based compensation.”

      If the optionee surrenders shares of common stock in payment of part or all of the exercise price for non-qualified stock options, no gain or loss will be recognized with respect to the shares surrendered (regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option) and the optionee will be treated as receiving an equivalent number of shares of common stock upon the exercise of the option in a nontaxable exchange. The basis of the shares surrendered will be treated as the substituted tax basis for an equivalent number of shares received and that number of new shares will be treated as having been held for the same holding period as had expired with respect to the transferred shares. The difference between the aggregate option exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income as discussed above. The optionee’s basis in the additional shares will be equal to the amount included in the optionee’s income and will have a new holding period beginning on the time the additional shares are acquired.

      Incentive Stock Options. The grant of an incentive stock option will have no immediate tax consequences to the surviving corporation or the employee. Upon the exercise of an incentive stock option, the employee will generally recognize no income for regular income tax purposes, but may be subject to the alternative minimum tax. If an employee disposes of the shares acquired on the exercise of an incentive stock option within two years after the grant of the option or within one year after the date of the transfer of such shares to him or her, which is known as a “disqualifying disposition,” he or she will be required to include in income, as compensation, the lesser of (i) the difference between the fair market value of the acquired shares on the exercise date and the aggregate purchase price paid for the shares or (ii) the amount of gain realized on such disposition. Any additional gain or loss recognized will be capital gain or loss. If an employee does not make a disqualifying disposition, he or she will realize no compensation income and any gain or loss that he or she realizes on a subsequent disposition of such shares will be treated as capital gain or loss. The surviving corporation will be entitled to a deduction at the same time and in the same amount as the employee is in receipt of compensation income as a result of a disqualifying disposition, subject to Section 162(m) of the Code as summarized above. If there is no disqualifying disposition, no deduction will be available to the surviving corporation.

      For the exercise of an incentive stock option to qualify for the above-described tax treatment, the optionee generally must be a surviving corporation employee at all times during the period beginning on the date the option is granted and ending on the day three months before the date of exercise of the option. In the case of an optionee who is disabled, the three-month period is extended to one year. In the case of an employee who dies, the three-month period and the holding period requirement for shares received pursuant to the exercise of the option are waived.

      If an optionee exercises an incentive stock option by tendering shares of common stock with a fair market value equal to part or all of the option exercise price, the exchange of shares will be treated as a nontaxable exchange (except that this treatment would not apply if the optionee had acquired the shares being transferred pursuant to the exercise of an incentive stock option and had not satisfied the holding period requirement summarized above). If the exercise is treated as a tax-free exchange, the optionee would have no taxable income from the exchange and exercise (other than alternative minimum taxable income as noted above) and the tax basis of the shares exchanged would be treated as the substituted basis for the shares received. If the optionee used shares received pursuant to the exercise of an incentive stock option as to which the optionee had not satisfied the holding period requirement, the exchange would be treated as a taxable disqualifying disposition of the exchanged shares, and the excess of the fair market value of the shares tendered over the optionee’s basis in the shares would be taxable.

      Stock Appreciation Rights. The grant of stock appreciation rights will not result in taxable income to the recipient or a tax deduction for the surviving corporation at the time of grant. Upon the exercise of stock appreciation rights, an employee recognizes ordinary income equal to the amount of cash received, and the surviving corporation is entitled to a tax deduction in an equal amount. The ordinary income realized on the exercise of stock appreciation rights will be treated as compensation income that is subject to employment taxes and income tax withholding.

      Accounting Treatment. Under present accounting rules, the grant of options to employees or directors at an exercise price equal to or greater than market value on the date of grant does not result in a charge against the surviving corporation’s earnings. However, the excess, if any, from time to time of the fair market value of the common stock subject to stock appreciation rights, over the exercise price of such stock appreciation rights, will result in a charge against the surviving corporation’s earnings. The amount of the charge will increase or decrease based on changes in the market value of the common stock and will decrease to the extent stock appreciation rights are canceled. The surviving corporation has not issued any stock appreciation rights under the plan.

Proposal to Approve and Adopt Certain Amendments to the Articles of Incorporation of the Surviving Corporation to Be Effective Upon Completion of the Merger

      The following amendments to the Articles of Incorporation of the surviving corporation are to be effective upon completion of the merger:

•	to change the name of the surviving corporation to “Lipid Sciences, Inc.;”

•	to increase the number of authorized shares of surviving corporation capital stock from 40,000,000 to 85,000,000 and authorized shares of surviving corporation common stock from 30,000,000 to 75,000,000;

•	to remove the provision requiring that each director of the surviving corporation also must be a stockholder; and

•	to provide for the right of Sun NZ to nominate one-third of the number of the surviving corporation’s directors if the entire Board of Directors of the surviving corporation consists of nine or more persons or two directors if the entire Board of Directors of the surviving corporation consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to meet minimum shareholding requirements.

      The text of the proposed amendments to the Articles of Incorporation are included in Annex G to this joint proxy statement/prospectus.

      Under Arizona law, the adoption of each of the amendments to the Articles of Incorporation is subject to the approval of NZ’s stockholders. Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of NZ common stock present, in person or by proxy, is required to adopt the amendments to the Articles of Incorporation. If approved by the stockholders at the annual meeting, the amendments will become effective when filed with the Secretary of State of the State of Arizona upon the consummation of the merger. Unless stockholders withhold authority, their proxies will be voted in favor of approving these amendments to the Articles of Incorporation.

      Proposal No. 1 — Name Change.

      Effect Of The Amendment To The Articles Of Incorporation. This amendment would change the name of the surviving corporation to Lipid Sciences, Inc. Amending the Articles of Incorporation to change the name of the surviving corporation will only have the effect of changing the surviving corporation’s name.

      Reasons For The Amendment. Upon the consummation of the merger, the business of the surviving corporation will primarily be that of Lipid prior to the merger as described elsewhere in this joint proxy statement/prospectus, and it is expected that substantially all of NZ’s assets will be disposed of in an orderly fashion after the merger.

      Changing the surviving corporation’s name to Lipid Sciences, Inc. is expected to better reflect the surviving corporation’s business after the merger. Changing the name is also expected to capitalize on the good will associated with the name Lipid Sciences, Inc. Changing the surviving corporation’s name is expected to signify its new strategic focus and new business model, and will better serve its long-term interests.

      Proposal No. 2 — Increase of Authorized Stock and Authorized Shares.

      Effect Of The Amendment To The Articles Of Incorporation. This amendment would increase the number of authorized shares of surviving corporation capital stock from 40,000,000 to 85,000,000 and the number of authorized shares of surviving corporation common stock from 30,000,000 to 75,000,000.

      Reasons for the Amendment. The purpose of such increases is to place the surviving corporation in a position where it will continue to have a sufficient number of shares of authorized and unissued surviving corporation common stock that can be issued for or in connection with such corporate purposes as may, from time to time, be considered advisable by the surviving corporation Board of Directors. Having such shares available for issuance in the future will give the surviving corporation greater flexibility and will allow such shares to be issued as determined by the surviving corporation Board of Directors without the expense and delay of a special stockholders’ meeting to approve such additional authorized capital stock, except as may be required by applicable law. Such corporate purposes could include, without limitation: (a) issuance in connection with any desirable acquisitions which may be presented to the surviving corporation; (b) the payment of stock dividends or issuance pursuant to stock splits; (c) the issuance of surviving corporation common stock upon exercise of options granted under any of the surviving corporation’s stock option plans or in connection with other employee benefit plans; (d) the issuance of surviving corporation common stock upon the exercise of warrants or the conversion of other securities convertible into surviving corporation common stock which may be outstanding from time to time; and (e) the issuance in connection with an offering to raise capital for the surviving corporation.

      The authorized shares of surviving corporation common stock in excess of those presently issued will be available for issuance at such times and for such purposes as the surviving corporation Board of Directors may deem advisable without further action by the surviving corporation’s stockholders, except as may be required by the surviving corporation’s Articles of Incorporation and applicable laws and regulations. Except as described elsewhere in this joint proxy statement/prospectus, the Board of Directors of NZ has not formulated any program, nor entered into any agreement or understanding, for issuance of any unissued and unreserved shares of common stock.

      While not submitted for approval as such, the increase in the surviving corporation’s authorized capital stock could theoretically be used as an anti-takeover device. It is possible that, in the event of any attempted takeover of the surviving corporation through tender offer, merger, proxy contest or otherwise, the Board of Directors could issue additional shares of capital stock, common or preferred or both, to dilute the voting power of existing stockholders. Moreover, since the Board of Directors may fix the voting powers, designations and preferences and other rights, qualifications, limitations and restrictions on authorized but unissued preferred stock, any preferred stock issued by the surviving corporation Board of Directors could be structured so as to impede or prevent any proposed takeover or other third-party transaction, even if such takeover or other transaction was at an above market premium and favored by or beneficial to the interests of independent stockholders. For these reasons, passage of this proposal could discourage tender offers, mergers and other business combinations, proxy contests, and the removal of incumbent management. Although the proposed amendment might have anti-takeover effects, the amendment has been proposed for the reasons set forth above in the first paragraph and not for anti-takeover reasons. The NZ Board is not aware of any present effort to accumulate shares of NZ common stock or to attempt to change control of NZ. The NZ Board is not aware of any present plan to issue additional shares of NZ common stock either to the current principal stockholders, the directors, the executive officers or any other person or entity except pursuant to the merger or under NZ’s stock option plans or pursuant to the conversion or exercise of options, warrants and convertible securities.

      The Articles of Incorporation and Bylaws contain certain other provisions that may be considered to have an anti-takeover effect. These provisions are summarized on page 95 under “Description of NZ’s Common Stock and Other Securities — Anti-Takeover Effects of Provisions of the Articles of Incorporation and Bylaws.”

      Proposal No. 3 — Removal of Requirement That Director Also Must Be Stockholder

      Effect of the Amendment to the Articles of Incorporation. This amendment would remove the provision requiring all directors of the surviving corporation to be stockholders of the surviving corporation from Article IV of the surviving corporation’s Articles of Incorporation.

      Reasons for the Amendment. NZ is proposing removal of this provision because it is archaic, and it may limit the pool of persons qualified to be directors of the surviving corporation. The surviving corporation, however, will continue to encourage stock ownership by directors and will largely compensate its directors in the form of stock options.

      Proposal No. 4 — Right of Sun NZ to Nominate Persons to the Board of Directors.

      Effect of the Amendment to the Articles of Incorporation. This amendment would provide for the right of Sun NZ to nominate two persons for election as directors of the surviving corporation (or its successor) if the entire Board of Directors of the surviving corporation consists of eight or fewer persons, and if the Board of Directors of the surviving corporation consists of nine or more persons, then Sun NZ will have the right to nominate that number of persons representing one-third of all the persons constituting the entire Board of Directors of the surviving corporation. The amendment will further provide that if the foregoing computation results in Sun NZ having the right to nominate a fractional number of directors, the number of directors that Sun NZ will be entitled to nominate will be rounded down if the calculation results in a fraction of .50 or less and rounded up if the calculation results in a fraction of .51 or more. In addition, if Sun NZ owns less than 500,000 shares of surviving corporation common stock, but 250,000 or more shares of surviving corporation common stock (as adjusted for stock split, stock dividends, stock recombination and similar events), then Sun NZ will have the right to nominate one person for election as director. Sun NZ will have no rights under the amendment if Sun NZ owns less than 250,000 shares of surviving corporation common stock.

      Reasons for the Amendment. Pursuant to the merger agreement, NZ must obtain stockholder approval of the amendment that provides for the right of Sun NZ described above.

STOCKHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING OF NZ STOCKHOLDERS

      NZ’s Bylaws require that stockholders give advance notice to its Corporate Secretary of any nominations for director or other proposed business to be brought by stockholders at any meeting of stockholders. Such notice must contain certain information as provided in NZ’s Bylaws concerning the nominee or the business proposed to be brought before the meeting, as well as information concerning the stockholder making such proposal. In addition, such notice must be timely given, as described in NZ’s Bylaws. A nomination or proposal that does not comply with the procedures set forth in NZ’s Bylaws will be disregarded.

      Because the date of this year’s annual meeting of stockholders has been changed by more than 30 days from the date of NZ’s 2000 annual meeting, stockholder proposals for NZ’s or the surviving corporation’s, as the case may be, 2002 annual meeting that are submitted for possible inclusion in NZ’s or the surviving corporation’s, as the case may be, 2002 proxy statement must be received at its principal executive offices at a reasonable time before it begins to print and mail its 2002 proxy materials. Stockholder proposals for NZ’s or the surviving corporation’s, as the case may be, 2002 annual meeting that are not submitted for inclusion in NZ’s or the surviving corporation’s, as the case may be, 2002 proxy statement must be received at its principal executive offices within the time frame described in its Bylaws. Please direct any proposals, as well as related questions, to NZ’s or the surviving corporation’s, as the case may be, Corporate Secretary at 333 North 44th Street, Suite 420, Phoenix, Arizona 85008.

LEGAL MATTERS

      Bryan Cave LLP, Phoenix, Arizona, will pass upon the validity of the common stock issued in connection with the merger and certain other legal matters related to this joint proxy statement/prospectus.

EXPERTS

      The consolidated financial statements of NZ as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this joint proxy statement/prospectus and the related financial statement schedules included elsewhere in the registration statement of which this joint proxy statement/prospectus forms a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement of which this joint proxy statement/prospectus forms a part, and have been so included in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited Lipid’s financial statements at December 31, 2000, and for the period from Lipid’s inception (May 21, 1999) to December 31, 2000, as set forth in their report. Lipid has included its financial statements in this joint proxy statement/prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

      Pursuant to the rules of the Securities and Exchange Commission, NZ and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of NZ’s annual report to stockholders and NZ’s proxy statement. Upon written or oral request, NZ will deliver a separate copy of the annual report to stockholders and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that NZ deliver single copies of such documents in the future. Stockholders may notify NZ of their requests by calling or writing NZ at it principal executive offices at 333 North 44th Street, Suite 420, Phoenix, Arizona 85008, telephone (602) 952-8836.

WHERE YOU CAN FIND MORE INFORMATION

      NZ files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the Commission at 1-800-SEC-0330 for further information on the public reference facilities. NZ’s commission filings also are available to the public from the Commission’s official website at http://www.sec.gov.

      NZ has filed a registration statement on Form S-4 to register with the Commission the surviving corporation common stock to be issued to Lipid stockholders and the rights to receive additional shares of surviving corporation common stock to be issued to NZ stockholders upon completion of the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of NZ in addition to being a proxy statement of NZ and Lipid for their respective stockholder meetings. As allowed by Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, please refer to the registration statement, which may be inspected and copied, or obtained at prescribed rates from, the Commission.

      No person is authorized to give any information or to make any representation other than those contained in this joint proxy statement/prospectus, and if given or made, such information or representation should not be relied upon as having been authorized.

INDEX TO FINANCIAL STATEMENTS

NZ CORPORATION

Financial Statements

Period From January 1, 1998
To June 30, 2001

LIPID SCIENCES, INC.

(a development stage company)

Financial Statements

Period From Inception (May 21, 1999)
To June 30, 2001

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors

and Stockholders of
NZ Corporation
Phoenix, Arizona

      We have audited the accompanying consolidated balance sheets of NZ Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standard generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NZ Corporation and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Phoenix, Arizona

March 2, 2001

NZ CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,
	June 30,
	2001	2000	1999

	(Dollars in thousands)
	(Unaudited)
	(See Note 13)

Assets

Properties, net	$31,112	$42,376	$46,351

Commercial real estate loans, net	29,382	34,521	26,773

Loan to stockholder	4,750	—	—

Receivables	11,308	5,868	6,237

Investments in joint ventures	2,400	6,688	3,134

Cash and cash equivalents	4,337	2,983	3,661

Other	843	774	1,062

Total assets	$84,132	$93,210	$87,218

Liabilities and Shareholders’ Equity

Notes payable and lines of credit	$15,033	$25,189	$20,983

Accounts payable and accrued liabilities	260	1,082	2,014

Deferred income taxes	4,167	3,319	4,834

Deferred revenue	7,016	7,927	6,951

Total liabilities	26,476	37,517	34,782

Non-controlling interests	23	44	560

Commitments and contingencies (Notes 5, 7, 8 and 10)

Shareholders’ equity:

Preferred stock, no par value; 10,000,000 shares authorized, none issued

Common stock, no par value; 30,000,000 shares authorized; 6,925,636 shares issued	35,341	35,341	35,341

Treasury stock, at cost, 108,700 shares at June 30, 2001 and 89,200 shares at December 31, 2000	(527)	(451)	—

Retained earnings	22,819	20,759	16,535

Total shareholders’ equity	57,633	55,649	51,876

Total liabilities and shareholders’ equity	$84,132	$93,210	$87,218

See accompanying Notes to Consolidated Financial Statements.

NZ CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	June 30,		Years Ended December 31,

	2001	2000	2000	1999	1998

	(In thousands, except per share data)

	(Unaudited)
	(See Note 13)

Revenue:

Property sales	$14,295	$6,636	$10,215	$28,608	$14,251

Property rentals	1,901	1,713	3,497	2,428	2,905

Commercial real estate lending	2,567	2,876	5,661	4,576	3,701

Interest income from stockholder loan	191	—	—	—	—

Investment income	354	280	475	604	427

Other	1,064	497	739	354	701

	20,372	12,002	20,587	36,570	21,985

Expenses:

Cost of property sales	13,509	3,847	5,617	19,750	9,796

Rental property	1,070	1,009	2,027	1,762	1,067

General and administrative	1,105	1,424	2,585	3,844	3,222

Writedown of properties	—	—	—	700	—

Interest	1,027	1,158	2,470	1,552	1,335

Depreciation, depletion and amortization	421	426	883	665	650

	17,132	7,864	13,582	28,273	16,070

Income Before Income Taxes, Joint Ventures and Non-controlling Interests	3,240	4,138	7,005	8,297	5,915

Income taxes	(1,181)	(1,598)	(2,742)	(3,144)	(2,460)

Equity in earnings/(losses) of joint ventures	(11)	—	(17)	—	546

Non-controlling interests	12	(22)	(22)	(422)	(322)

Net Income	$2,060	$2,518	$4,224	$4,731	$3,679

Earnings per Share of Common Stock(1)

Basic	$0.30	$0.36	$0.61	$0.68	$0.53

Diluted	$0.30	$0.36	$0.61	$0.68	$0.53

Weighted Average Number of Common Shares Outstanding(1)

Basic	6,819	6,898	6,874	6,926	6,926

Diluted	6,820	6,899	6,875	6,928	6,934

(1)	All years include the effect of a 20% stock dividend paid July 10, 1998 and a 3 for 2 stock split on January 15, 1999 to shareholders of record on December 31, 1998.

See accompanying Notes to Consolidated Financial Statements.

NZ CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,		Years Ended December 31,

	2001	2000	2000	1999	1998

	(in thousands)

	(Unaudited)
	(See Note 13)

Cash Flows provided by (used in) Operating Activities:

Net income	$2,060	$2,518	$4,224	$4,731	$3,679

Gain from sale of investments in joint ventures	(796)

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation, depletion and amortization	421	426	883	665	650

Deferred revenue	(463)	(24)	371	3,008	617

Deferred income taxes	848	(654)	(1,515)	674	(1,201)

Allowance for bad debts	(40)	100	100	280	—

Write down of properties	—	—	—	700	—

Equity in losses (earnings) from joint ventures	11	—	17	—	(546)

Non-controlling interests	(12)	22	22	422	322

Net change in:

Receivables	(6,200)	149	369	(1,276)	(4,868)

Properties under development	12,224	768	924	1,641	(11)

Other properties	(1,279)	1,699	2,434	8,297	4,353

Other assets	(69)	71	288	(317)	79

Accounts payable and accrued liabilities	(822)	102	(932)	606	(239)

Net cash provided by operating activities	5,883	5,177	7,185	19,431	2,835

Cash Flows provided by (used in) Investing Activities:

Additions to properties	(103)	(164)	(266)	(14,286)	(1,479)

Contributions to joint ventures	(121)	(1,869)	(3,084)	—	—

Distributions from joint ventures	140	—	13	—	946

Proceeds from loans accounted for as joint ventures	478	—	—	—	—

Proceeds from sale of real estate held by a joint venture	4,576	—	—	—	—

Collections of principal on commercial real estate loans	7,981	10,417	17,238	16,691	11,415

Additions to commercial real estate loans	(2,489)	(19,480)	(24,981)	(27,812)	(16,599)

Additions to stockholder loan	(4,750)

Net cash provided by (used in) investing activities	5,712	(11,096)	(11,080)	(25,407)	(5,717)

Cash Flows provided by (used in) Financing Activities:

Proceeds from debt	5,300	18,227	24,957	42,393	7,464

Payments of debt	(15,456)	(13,012)	(20,751)	(35,674)	(5,703)

Distribution to non-controlling partners	(9)	(100)	(538)	(1,751)	(226)

Purchase of treasury stock	(76)	(312)	(451)	—	—

Net cash (used in) provided by financing activities	(10,241)	4,803	3,217	4,968	1,535

Net increase (decrease) in cash and cash equivalents	1,354	(1,116)	(678)	(1,008)	(1,347)

Cash and cash equivalents at beginning of year	2,983	3,661	3,661	4,669	6,016

Cash and cash equivalents at end of year	$4,337	$2,545	$2,983	$3,661	$4,669

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid during the year for:

Interest (net of amount capitalized)	$1,102	$1,180	$2,440	$1,836	$1,499

Income taxes	1,208	2,564	4,961	2,090	3,732

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Conversion of real estate loan to joint venture accounting			$500	$3,122

Discount on early redemption of bond	$760

See accompanying Notes to Consolidated Financial Statements.

NZ CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Treasury Stock			Total
					Retained	Shareholders’
	Shares	Amount	Shares	Amount	Earnings	Equity

	(in thousands)

Balances at December 31, 1997	3,848	$24,572	—	—	$18,894	$43,466

Net income					3,679	3,679

20% stock dividend	769	10,769			(10,769)

3 for 2 stock split	2,308

Balances at December 31, 1998	6,925	35,341	—	—	11,804	47,145

Net income					4,731	4,731

Balances at December 31, 1999	6,925	35,341	—	—	16,535	51,876

Net income					4,224	4,224

Purchase of treasury stock			89	$(451)		(451)

Balances at December 31, 2000	6,925	35,341	89	(451)	20,759	55,649

Net income (unaudited)					2,060	2,060

Purchase of treasury stock (unaudited)			20	(76)		(76)

Balances at June 30, 2001 (unaudited)	6,925	$35,341	109	$(527)	$22,819	$57,633

See accompanying Notes to Consolidated Financial Statements.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Summary of Significant Accounting Policies

  Nature of Business

      NZ Corporation provides time-sensitive, short-term and participating commercial real estate loans to qualified borrowers throughout California and the southwestern United States. Our wholly-owned subsidiary, Bridge Financial Corporation (“BFC”) conducts the lending business. Both directly and through our other subsidiaries, we develop, manage and sell real estate and hold various mineral rights in the Southwest. The Company’s operations are subject to a number of risks and uncertainties including but not limited to a downturn in the real estate market, interest rate fluctuations, and availability of funding sources.

  Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of NZ Corporation, its wholly-owned subsidiaries, and investees over 50% owned. That portion of a consolidated entity, which is not owned by us is shown as non-controlling interest on our statements of income and consolidated balance sheets. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. All significant intercompany transactions have been eliminated in consolidation.

  Properties

      Properties are stated at the lower of cost or estimated fair value. Operating properties and properties held for long-term investment are written-down to estimated fair value when a property’s estimated undiscounted future cash flow, before interest charges, is less than its book value. Properties held for sale are written down to estimated fair value when the Company determines the carrying cost exceeds the estimated selling price, less costs to sell. Management makes this evaluation on a property-by-property basis. The evaluation of fair value and future cash flows from individual properties requires significant judgment. It is reasonably possible that a change in economic or market conditions could result in a change in management’s estimate of fair value.

      The transition of our core business from real estate to lending has led to the sale, or holding for sale, of properties previously held for long-term investment.

      Depreciation on rental properties and other assets is provided over the estimated useful lives of the assets. Depreciation is computed using the straight-line method. Buildings and improvements are depreciated using lives between 4 and 35 years. Furniture and equipment are depreciated using lives ranging between 3 and 10 years.

  Commercial Real Estate Loans and Allowance for Bad Debts

      Commercial real estate loans are recorded at cost, less an allowance for bad debts and undisbursed loan proceeds. Management, considering current information and events regarding the borrowers’ ability to repay their obligations and the value of collateral, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Impairment losses are included in the allowance for bad debts through a charge to bad debt expense. Interest accrual stops when a loan becomes 90 days past due. Subsequently, cash receipts on impaired loans are applied to reduce the principal amount of such loans until the loan is no longer impaired or until the principal has been recovered, and are recognized as interest income thereafter.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Investments in Joint Ventures

      Investments in joint ventures may include loans that, under the relevant accounting literature, are required to be accounted for as joint ventures, in addition to real estate joint ventures. The term “joint venture” as used with respect to those loans does not mean that a partnership relationship exists under applicable law. Joint venture investments are generally accounted for using the equity method, but in some instances the cost method is appropriate.

  Cash and Cash Equivalents

      Cash and cash equivalents include cash on hand, cash held in trust, money market accounts, and temporary investments with original maturities of three months or less.

  Property Sales, Cost of Property Sales and Deferred Revenue

      The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 66, Accounting for Sales of Real Estate. SFAS No. 66 stipulates certain conditions must be met to recognize profit from the sale of real estate using the full accrual method. These conditions include minimum down payments and annual investments by the buyer, and reasonable assurance the related receivable is collectible. We recognize revenue from the sale of properties using the full accrual method when the required conditions are met.

      Profits from retail land sales are recognized on the installment basis provided minimum down payments are received. Deferred revenue consists principally of retail land sales, other land sales recorded on the installment basis, and rents collected in advance.

      The Company capitalizes construction and development costs as required by Statement of Financial Accounting Standards (“SFAS”) No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects. The relative sales value method is used to determine cost of sales for residential lots. Cost of sales for the recreational lots are determined by allocating development costs pro-rata by acre. Costs associated with financing or leasing projects are capitalized and amortized over the period benefited by those expenditures.

  Income Taxes

      The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings Per Share

      Basic earnings per share is determined by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is determined by dividing net income by the weighted average number of common shares and dilutive potential common shares (which reflect the effect of in-the-money stock options) outstanding for the period.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Stock-Based Compensation

      In accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” the Company measures stock-based compensation expense as the excess of the market price at the grant date over the amount the employee must pay for the stock. The Company’s general policy is to grant stock options at fair market value at the date of grant, so no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of SFAS No. 123, “Accounting for Stock-Based Compensation” (see Note 8).

  Fair Value of Financial Instruments

      SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that a company disclose estimated fair values for its financial instruments. The carrying amounts of the Company’s commercial real estate loans and notes payable and lines of credit approximate the estimated fair value because they are at interest rates comparable to market rates, given the terms and maturities. The carrying amounts of the Company’s cash equivalents, receivables, accounts payable and accrued liabilities approximate the fair value of these instruments due to their short-term maturities. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company may pay or receive in actual market transactions.

  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Impairment

      The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets may warrant revision or that the remaining balance of these assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, the Company’s management uses several factors including the Company’s projection of future operating revenues relating to these assets and their related impact on cash flows.

      No impairment losses were recorded in 2000 or 1998. During 1999, a settlement agreement was reached with respect to litigation involving the Company’s development project in Sedona, Arizona. In connection with the settlement, the Company recorded an impairment loss with respect to the property in the amount of $500,000. Additionally, in 1999 a hotel located in Phoenix, Arizona was written down by $200,000. The writedown was the amount by which the Company estimated the carrying amount of the asset exceeded the fair value.

  New Accounting Standards

      As of January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized in current earnings unless specific hedge accounting criteria are met. Currently, the Company does not use derivative instruments nor did the Company’s

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evaluation identify any imbedded derivatives in other contracts. Upon adoption of SFAS No. 133 there was no material effect on the financial position or results of operations of the Company.

  Reclassifications

      Certain financial statement items from prior years have been reclassified to be consistent with the current year financial statement presentation.

Note 2:  Properties, Net

      Properties, net are comprised of the following:

In thousands at December 31,	2000	1999

Rural lands and unimproved urban properties(1)	$3,133	$9,077

Land under development	12,370	13,006

Rental properties(2)	21,433	21,167

Other real estate owned(3)	6,934	7,409

Other	1,737	1,737

Accumulated depreciation, depletion and amortization	(2,731)	(2,145)

Valuation allowance(4)	(500)	(3,900)

	$42,376	$46,351

(1)	The property held as of December 31, 2000 is for sale.

(2)	As of December 31, 2000, the Company owned five office/ industrial warehouse complexes. Four buildings were multi-tenant and one building was leased to a single tenant. The leases are primarily triple net with a five-year term. As of December 31, 2000, accumulated depreciation for rental properties was $1,516,159. The future rentals on non-cancelable operating leases related to the Company’s rental properties and certain mineral leases are as follows: $2,222,283 in 2001; $1,586,321 in 2002; $932,319 in 2003; $771,080 in 2004; $583,036 in 2005; and $1,244,532 in later years.

(3)	As of December 31, 2000 the Company held, as other real estate owned, one hotel property acquired through foreclosure in 1998 and residential lots in New Mexico acquired in 1999 from the Company’s borrower. The hotel required extensive refurbishment. The hotel is located in Phoenix, Arizona and re-opened for operations May 9, 1999. The New Mexico lots are being sold back to the Company’s borrower under a rolling option agreement.

(4)	The valuation allowance pertains to properties held for sale as of December 31, 2000 and 1999.

Note 3:  Commercial Real Estate Loans, Net

      Commercial real estate loans, net consist of the following:

In thousands at December 31,	2000	1999

Managed portfolio	$50,082	$60,112

Less participations	(11,688)	(28,540)

Commercial real estate loans	38,394	31,572

Less: Allowance for bad debts	(655)	(555)

Undisbursed loan proceeds	(887)	(1,122)

Loans accounted for as joint ventures	(2,331)	(3,122)

	$34,521	$26,773

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Except for loans made in connection with the recreational land sales program, which are discussed below, these loans bear interest at rates ranging from 11.5% to 13.5% with initial terms ranging from 6 to 24 months. All loans are secured by mortgages and/or other security instruments. Participating lenders typically take a position senior to the Company’s position with respect to payment of the principal portion of those loans which are participated.

      Undisbursed loan proceeds consist principally of interest and construction cost reserve accounts which are held on behalf of borrowers to ensure timely payment of periodic interest payments and final construction costs.

      The managed portfolio also includes loans made in connection with the Company’s recreational land sales. The notes receivable from these land sales, due over fifteen years, bear interest at rates ranging from 11% to 12%, and are secured by the properties sold. At December 31, 2000 and 1999, mortgage notes receivable relating to these sales totaled $5,998,000 and $5,535,000, respectively. The Company sold recreational land for mortgage notes receivable in the amount of $1,700,000 and $1,040,000 during the years ended December 31, 2000 and 1999, respectively. In 2000 and 1999, the Company collected $975,000 and $1,136,000, respectively, in principal payments on these notes.

  Allowance for bad debts

      From time to time commercial real estate loans and/or recreational land sale loans may be delinquent or in default. Allowance for bad debts increased to $655,000 at December 31, 2000 from $555,000 at December 31, 1999. The allowance for bad debts is periodically reviewed for adequacy considering economic conditions, collateral values and credit quality indicators, including charge-off experience and levels of past due loans. It is management’s judgment that the allowance for bad debts is adequate to provide for potential credit losses. The allowance for bad debts is intended to provide for current conditions in the loan portfolio. Changes in economic conditions or other events affecting specific obligors or industries may necessitate additions or deductions to the allowance for bad debts.

      Activity related to allowance for bad debts is summarized below:

In thousands for Years Ended December 31,	2000	1999

Balance at beginning of the year	$555	$275

Additions	100	280

Deductions	—	—

Charge-offs	—	—

Balance at end of the year	$655	$555

Allowance for bad debts to commercial real estate loans(1)	1.86%	2.03%

(1)	Net of undisbursed loan proceeds and loans accounted for as joint ventures.

      As of December 31, 2000, two loans in the amount of $1,645,000 were on non-accrual status. As of December 31, 2000, there was no specific reserve allocated to any one loan or group of loans.

      The borrower on one of the non-accrual loans is involved in a bankruptcy. The Company is the only significant creditor in the bankruptcy. The principal amount of the loan is $1,370,000. The Company believes the value of the collateral significantly exceeds the principal amount of the loan and that the borrower’s bankruptcy will not have a material adverse effect on the Company’s results of operations or financial position.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4:  Receivables

      Receivables consist of the following:

In thousands at December 31,	2000	1999

Mortgage notes receivable(1)	$2,605	$2,798

Other notes receivable(2)	2,614	2,614

Accounts receivable(3)	649	825

	$5,868	$6,237

(1)	Mortgage notes receivable as of December 31, 2000 consist primarily of five separate notes receivable the Company took back from the sale of land. The notes bear interest at rates ranging from 8% to 11% and have terms ranging from 3 to 15 years. At December 31, 2000, these notes had outstanding balances ranging from $74,000 to $1,000,000. The notes are secured by mortgages on the property sold. One loan in the amount of $74,000 is on non-accrual status as of December 31, 2000.

(2)	Other notes receivable consist of four subordinate tax-exempt municipal bonds the Company received in connection with the sale of the four apartment complexes in New Mexico which the Company previously owned. The bonds pay interest semi-annually at the rate of 8.75% per annum and have terms ranging from 15 to 30 years from the date of issue. The bonds are subordinate to two other bonds issued in connection with the sales. Principal on the bonds is payable out of the excess cash flow from the future operations of the apartments. All four bonds are on non-accrual status as of December 31, 2000. The Company’s currently negotiating with the debtor to restructure or repay the bonds. The Company believes it will be paid a discounted amount from the face value. The Company believes the effect of any discounted repayment would be immaterial because revenue recognition on these bonds is fully deferred.

(3)	Accounts receivable consists primarily of rents receivable and interest receivable in connection with the notes described above.

Note 5:  Notes Payable and Lines of Credit

      Notes payable and lines of credit consist of the following:

	Maturity	Interest
Dollars in thousands at December 31,	Date	Rate(%)	Payment	2000	1999

Mortgage loans:

Commercial buildings(3)	2006-2018	7.3%-9.125%	monthly p&i	$15,177	$15,444

Development and construction loans	2001	prime(1)	monthly interest	—	515

Revolving lines of credit	2001	prime(1)(2)	monthly interest	10,012	4,870

Other loans	2004	7.60%	various p&i	—	154

				$25,189	$20,983

(1)	Certain loans are at variable rates of prime to prime plus 0.25%. Prime rate at December 31, 2000 was 9.50%.

(2)	Certain loans are at 30-day LIBOR plus 250 basis points to 30-day LIBOR plus 475 basis points. 30-day LIBOR at December 31, 2000 was 6.565%.

(3)	These loans are collateralized by first mortgages and related security documents on the Company’s rental properties.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      One of the Company’s majority-owned partnerships obtained a development line of credit from a commercial bank to fulfill certain regulatory requirements with respect to the development of the property. The line, which is secured by the real property being developed by the partnership, expires on July 16, 2001 and has an aggregate commitment amount of $54,034. At December 31, 2000 there was no outstanding balance. The interest rate is at the bank’s prime rate plus  1/4%. This loan is guaranteed by the Company. The Company does not expect the joint venture to draw against the line.

      The Company has a $13,000,000 partially secured line of credit from a commercial bank, of which $10,000,000 is a revolving line for general corporate purposes, and $3,000,000 of which is a back-up facility for a letter of assurance the bank has provided to Yavapai County in connection with development costs for the Seven Canyons Project. The line bears interest at the prime rate (9.50% as of December 31, 2000) and expires July 17, 2001. At December 31, 2000, there was an outstanding balance of $7,275,000. This loan contains financial covenants which require the Company to maintain a specified minimum ratio of net notes receivable (as defined) to the outstanding loan balance; a specified maximum ratio of debt to net worth; and a specified minimum tangible net worth. At December 31, 2000, the Company was in compliance with these financial covenants.

      BFC has a $10,000,000 warehouse line of credit with a large non-bank commercial lender to finance certain portions of BFC’s real estate lending activities. The line bears interest at rates ranging from 30-day LIBOR plus 250 basis points to 30-day LIBOR plus 300 basis points and expires August 31, 2001. As amounts are drawn, the line will be secured by certain loan assets of the Company. At December 31, 2000, the outstanding balance was $2,737,500. This loan contains financial covenants which require BFC to maintain a minimum tangible net worth, a specified maximum ratio of debt to tangible net worth, and a specified minimum liquidity. At December 31, 2000, Bridge Financial Corporation was in compliance with these financial covenants. The line of credit is guaranteed by the Company.

      Additionally, BFC has a revolving $20,000,000 warehouse line of credit with a different large non-bank commercial lender to finance certain portions of BFC’s real estate lending activities. As amounts are drawn, the line will be secured by certain loan assets of the Company. The line bears interest at 30-day LIBOR plus 475 basis points and expires October 1, 2001. At December 31, 2000, there was no outstanding balance. This loan contains financial covenants that require BFC to maintain a minimum tangible net worth and a minimum interest coverage ratio. At December 31, 2000, BFC was in compliance with these financial covenants. The line of credit is guaranteed by the Company.

      The principal payment requirements (in thousands) on debt for the years ending December 31 are as follows:

2001	$10,307

2002	319

2003	345

2004	374

2005	406

Thereafter	13,438

$25,189

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6:  Income Taxes

      Income tax expense is comprised of the following:

In thousands for Years Ended December 31,	2000	1999	1998

Current:

Federal	$3,445	$2,008	$2,899

State	812	462	762

Deferred:

Federal	(1,227)	601	(831)

State	(288)	73	(370)

	$2,742	$3,144	$2,460

      The reconciliation of the computed statutory income tax expense to the effective income tax expense follows:

In thousands for Years Ended December 31,	2000	1999	1998

Statutory Federal income tax expense	$2,368	$2,678	$2,087

State income taxes, net of Federal benefit	346	353	263

Other	28	113	110

	$2,742	$3,144	$2,460

      The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

In thousands at December 31,	2000	1999

Deferred tax assets:

Properties, principally due to valuation allowances, depreciation and amortization of costs	$434	$1,588

Investments in joint ventures, principally due to capitalization and amortization of costs	134	217

Commercial real estate loans/deferred revenue, principally due to installment sales	815	261

Other	244	215

Total gross deferred tax assets	1,627	2,281

Deferred tax liabilities:

Properties, principally due to basis differences upon acquisition	(4,859)	(7,108)

Other	(87)	(7)

Total gross deferred tax liabilities	(4,946)	(7,115)

Net deferred tax liability	$(3,319)	$(4,834)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these factors, management believes that it is more likely than not that the Company will realize the deferred tax assets existing at December 31, 2000.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7:  Retirement Plans

      The Company has a 401(k) Savings Plan for all of its employees. The Company matches up to 3% of the employee’s salary contributed. Total expense for the Company under this plan was $16,968, $22,496 and $16,800 for 2000, 1999 and 1998, respectively.

Note 8:  Stock Option Plan

      On October 27, 1997, the Company’s Board of Directors approved the New Mexico and Arizona Land Company 1997 Stock Incentive Plan (the “Plan”). On May 8, 1998, the plan was approved by a vote of the shareholders. The Plan provides that the following types of awards (collectively, “Awards”) may be granted under the Plan: stock appreciation rights (“SARs”); incentive stock options (“ISOs”); non-qualified stock options (“NQSOs”); restricted stock awards; unrestricted stock awards; and performance share awards which entitle recipients to acquire shares upon the attainment of specified performance goals. Under the Plan, Awards may be granted with respect to a maximum of 500,000 shares of the Company’s Common Stock, subject to adjustment in connection with certain events such as a stock split, merger or other recapitalization of the Company. Due to stock dividends and stock splits since the inception of the plan there are presently 900,000 shares for which awards may be granted. As of December 31, 2000, ten persons were eligible to participate in the Plan.

      During 2000, each Director on the Board was granted options under the Plan to purchase up to 6,000 shares of the Company’s common stock. The earliest permitted exercise date of the options is November 20, 2001. The options expire November 20, 2010. No compensation expense was recognized in 2000 because the exercise price was equal to the market price of the common stock at date of the grant.

      Effective as of January 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.” As permitted under SFAS No. 123, the Company continues to measure stock-based compensation expense as the excess of the market price at the grant date over the amount the employee must pay for the stock.

      SFAS No. 123 requires disclosure of pro forma net income and pro forma earnings per share as if the fair value based method had been applied in measuring compensation expense.

      Reported and pro forma net income, in thousands, and earnings per share amounts for the years ended December 31, 2000, 1999 and 1998 are set forth below:

	2000	1999	1998

Reported:

Net income	$4,224	$4,731	$3,679

Basic earnings per share	$0.61	$0.68	$0.53

Diluted earnings per share	$0.61	$0.68	$0.53

Pro forma:

Net income	$4,119	$4,349	$3,479

Basic earnings per share	$0.60	$0.63	$0.50

Diluted earnings per share	$0.60	$0.63	$0.50

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair values of the options granted were estimated on the dates of their grant using the Black-Scholes option pricing model based on the following assumptions:

	2000	1999	1998

Risk free interest rate	4.681%	6.53%	5.204%

Expected life (in years)	2.5	3.5	5

Expected volatility	50%	48%	44%

Expected dividend yield	0	0	0

      Stock options outstanding at December 31, 2000 were as follows:

	Options Outstanding
				Options Exercisable
		Weighted
	Number of	Average Remaining	Weighted	Number of	Weighted
	Options	Contractual Life	Average	Options	Average
Range of Exercise Prices	Outstanding	(in years)	Exercise Price	Exercisable	Exercise Price

$8.33 – $13.11	517,500	8.85	$10.53	337,500	$10.50

$5.125	74,886	8.92	5.13	74,886	5.13

$4.25	36,000	10.00	4.25	—	—

      Activity related to stock options is summarized as follows:

	Years Ended December 31,

	2000		1999		1998

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

Options outstanding, beginning of year	646,386	$9.91	571,500	$10.54	450,000	$10.55

Granted	36,000	4.25	74,886	5.13	121,500	9.66

Exercised	—	—	—	—	—	—

Expired/canceled	(54,000)	$10.59	—	—	—	—

Options outstanding at end of year	628,386	$9.53	646,386	$9.91	571,500	$10.54

Options exercisable at end of year	412,386	$9.53	247,500	$10.47	108,000	$10.59

Weighted-average fair value of options granted during year	$1.45		$2.10		$2.42

Note 9:  Capital Stock

      The Company’s Board of Directors approved a stock buy-back program in September 1999. The buy-back program authorized the repurchase of up to 500,000 shares of the Company’s common stock in the open market over the 12-month period ended September 30, 2000. In August 2000 the Board of Directors extended the buy-back program to September 30, 2001. As of December 31, 2000, the Company had purchased 89,200 shares at an average price of $4.90.

Note 10:  Commitments and Contingencies

      From time to time the Company is a party to legal proceedings. All of the legal proceedings the Company is currently involved in are ordinary and routine. The outcome of the legal proceedings is uncertain until they are completed. The Company believes that the results of the current proceedings will not have a material adverse effect on our business or financial condition or results of operations.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11:  Unaudited Quarterly Financial Information

      Certain unaudited quarterly financial information for the years ended December 31, 2000 and 1999 is presented below:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share data)

2000

Net Sales	$5,713	$5,512	$3,966	$4,182

Expenses	2,380	2,476	913	1,875

Gross Profit	3,333	3,036	3,053	2,307

Net income	$1,318	$1,200	$916	$790

Earnings per share(1)

Basic	$0.19	$0.17	$0.13	$0.12

Diluted	$0.19	$0.17	$0.13	$0.12

1999

Net Sales	$10,484	$5,045	$8,674	$11,409

Expenses	6,500	2,429	5,098	7,485

Gross Profit	3,984	2,616	3,576	3,924

Net income	$1,226	$763	$1,418	$1,324

Earnings per share(1)

Basic	$0.18	$0.11	$0.20	$0.19

Diluted	$0.18	$0.11	$0.20	$0.19

(1)	Includes the effect of a 20% stock dividend paid July 10, 1998 and a 3 for 2 stock split on January 15, 1999 to shareholders of record on December 31, 1998.

Note 12:  Segments

      The Short-term Commercial Real Estate Lending segment, conducted through BFC, is primarily engaged in providing direct, short-term gap and participating loans to qualified borrowers throughout California and the southwestern United States who provide suitable real estate projects as collateral. Lending functions include originations, acquisitions and servicing of commercial loans which are not held for sale, but are held to maturity or other disposition. This includes any actions or procedures necessary to foreclose on delinquent loans and take possession of collateral including disposal. Disposal of the collateral may involve the temporary operation or improvement of the repossessed property. If management identifies repossessed assets that would be appropriate for the Company to own/operate on a long-term basis, such assets would become a part of the real estate segment. The Short-term Commercial Real Estate Lending Segment also includes any loans which, under the relevant accounting literature, are required to be accounted for as joint ventures. The Short-term Commercial Real Estate Lending segment also includes loans made in connection with the Company’s recreational land sales. The notes receivable from these land sales, due over fifteen years, bear interest at rates ranging from 11% to 12% and are secured by the properties sold.

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      BFC seeks to maintain a high quality portfolio using clearly defined underwriting criteria and stringent portfolio management techniques. BFC diversifies its lending activities geographically in the Southwest and among a range of real estate.

      The Real Estate segment is primarily engaged in the sale of developed residential lots, the sale or exchange of land, rental income from commercial and industrial buildings, and rental income from leasing rural land. Real estate assets are assessed individually and measured against performance goals. All areas of real estate are assessed using the same performance criteria, not functionality, and looked upon as a whole. Notes receivable included in this segment are the result of real estate land sales and reflect a temporary and natural consequence of the real estate segment.

      The Other Business segment primarily includes the Company’s mineral rights in Arizona, New Mexico, Colorado, and Oklahoma, including small working and royalty interests in oil and gas wells. Approximately 6,079 of the mineral acres have been leased to operators. Presently, and for the foreseeable future, market conditions are such that production from most of the Company’s mineral acres is not economically feasible. Recently the Company has experienced an increase in revenue from this segment due to the completion of new wells in Oklahoma and higher petroleum prices. There can be no assurance that existing or new wells will continue to be productive or that petroleum prices will remain at their current level.

  Reconciliation of Segment Information to Consolidated Amounts

      Management evaluates the performance of each segment based on income before income taxes and identifiable assets. Income before income taxes includes allocations of corporate overhead expenses. Identifiable assets include assets employed in the generation of income for each segment.

      The basis of measurement of segment income reported below differs from the measurement used in prior years’ reports. Management previously evaluated segment performance based on income before joint ventures, non-controlling interests and income taxes. Beginning with reports for periods ending on or after March 31, 2000, management now evaluates performance of segments based on income after joint ventures and non-controlling interests, but before income taxes. Prior period amounts have been reclassified for comparative purposes.

      Information for the Company’s reportable segments reconciles to the Company’s consolidated totals as follows:

	Years Ended December 31,

	2000	1999	1998

	(in thousands)

REVENUES:

Real Estate	$12,812	$31,193	$18,106

Short-term Commercial Real Estate Lending	7,093	5,241	3,752

Other	682	136	127

Consolidated total	$20,587	$36,570	$21,985

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2000	1999	1998

	(in thousands)

INCOME AFTER ALLOCATIONS:

Real Estate	$4,417	$5,857	$3,510

Short-term Commercial Real Estate Lending	1,912	1,893	2,505

Other	637	125	124

Consolidated total	$6,966	$7,875	$6,139

	December 31,

	2000	1999

	(in thousands)

IDENTIFIABLE ASSETS:

Real Estate	$42,799	$46,914

Short-term Commercial Real Estate Lending	49,608	39,489

Other	803	815

Consolidated total	$93,210	$87,218

      The Company has no single customer that accounts for 10% or more of revenue.

      The Short-term Commercial Real Estate Lending segment includes investment income of $18,109, $35,105 and $44,408 and interest expense of $1,901,004, $504,885 and $216,916 for the years ended December 31, 2000, 1999 and 1998, respectively.

      The Real Estate segment includes investment income of $452,091, $568,995, $382,574 and interest expense of $568,865, $1,047,372, and $1,118,089 for the years ended December 31, 2000, 1999 and 1998, respectively.

Note 13:	Notes to Unaudited Consolidated Financial Statements for the Six-Month Periods Ended June 30, 2000 and 2001

  Organization and Basis of Presentation

      The accompanying interim unaudited consolidated financial statements have been prepared by the Company in accordance with the rules and regulations of the Securities and Exchange Commission for interim reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. Accounting policies utilized in the preparation of such interim unaudited consolidated financial statements are the same as set forth in the Company’s annual financial statements. In the opinion of the management of the Company, these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial statements. Interim results of operations are not necessarily indicative of the results of operations for the full year.

A.  Related Party Loan

      On April 3, 2001, BFC, a wholly-owned subsidiary of NZ made a loan to Sun NZ L.L.C., NZ’s largest stockholder. The maximum approved amount of the loan is $8,000,000. As of June 30, 2001, $4,750,000 had been funded. BFC is obligated to fund up to an additional $3,250,000 under the loan agreement. The term of the loan is for six months at an interest rate of 20%. The loan is secured by common stock the stockholder owns in NZ and is guaranteed by one of NZ’s directors. The current collateral for the loan is 1,799,083 shares of NZ common stock. Once the outstanding balance exceeds

NZ CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$5,000,000, the borrower is required to pledge a sufficient number of additional shares of NZ common stock to maintain a 75% loan to value ratio.

B.  New Accounting Standards

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. NZ is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position or results of operations.

C.  Segments

      Information for the Company’s reportable segments as of June 30, 2001, and for the periods ended June 30, 2001 and 2000 are as follows:

REVENUES (UNAUDITED):

	Six months ended
	June 30,

	2001	2000
(in thousands)

Real Estate	$15,918	$8,125

Short-term Commercial Real Estate Lending	4,204	3,612

Other	250	265

Consolidated total	$20,372	$12,002

INCOME BEFORE INCOME TAXES (UNAUDITED):

	Six months ended
	June 30,

	2001	2000
(in thousands)

Real Estate	$860	$2,903

Short-term Commercial Real Estate Lending	2,167	971

Other	214	242

Income before income taxes	$3,241	$4,116

IDENTIFIABLE ASSETS (UNAUDITED):

June 30,
2001
(in thousands)

Real Estate	$37,890

Short-term Commercial Real Estate Lending	45,423

Other	819

Consolidated total	$84,132

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Lipid Sciences, Inc.

      We have audited the accompanying balance sheet of Lipid Sciences, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations, stockholders’ equity, and cash flows for the period from inception (May 21, 1999) to December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lipid Sciences, Inc. (a development stage company) at December 31, 2000, and the results of its operations and its cash flows for the period from inception (May 21, 1999) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ERNST & YOUNG LLP

Palo Alto, California

March 13, 2001

LIPID SCIENCES, INC.

(a development stage company)

BALANCE SHEETS

	December 31,	June 30,
	2000	2001

		(Unaudited)

Assets

Current assets:

Cash and cash equivalents	$1,125,514	$11,351,492

Short-term investments	8,045,131	—

Prepaid expenses and other current assets	518,220	253,893

Total current assets	9,688,865	11,605,385

Property and equipment, net	48,323	303,453

Restricted cash	531,806	544,870

Total assets	$10,268,994	$12,453,708

Liabilities and stockholders’ equity

Current liabilities:

Accounts payable and other current liabilities	$615,461	$470,373

Related party payables	—	604,167

Accrued compensation	23,330	128,286

Total current liabilities	638,791	1,202,826

Deferred rent	7,334	17,565
Commitments

Stockholders’ equity:

Preferred stock, $0.01 par value: 1,000,000 shares authorized and issuable in series; no shares outstanding	—	—

Common stock, $0.01 par value: 50,000,000 shares authorized; 9,255,807 and 10,159,651 shares issued and outstanding at December 31, 2000 and June 30, 2001, respectively	92,558	101,596

Common stock, 61,250 shares to be issued	—	428,750

Additional paid-in capital	12,523,310	20,267,999

Deficit accumulated during the development stage	(2,992,999)	(9,565,028)

Total stockholders’ equity	9,622,869	11,233,317

Total liabilities and stockholders’ equity	$10,268,994	$12,453,708

See accompanying notes.

LIPID SCIENCES, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

	Period from			Period from
	Inception	Period from		Inception
	(May 21,	Inception		(May 21,
	1999) to	(May 21,	Six months	1999) to
	December 31,	1999) to	Ended	June 30,
	2000	June 30, 2000	June 30, 2001	2001

		(Unaudited)	(Unaudited)	(Unaudited)

Operating expenses:

Research and development	$2,211,691	$737,640	$5,275,364	$7,487,055

General and administrative	1,187,943	457,946	1,554,176	2,742,119

Total operating expenses	3,399,634	1,195,586	6,829,540	10,229,174

Operating loss	(3,399,634)	(1,195,586)	(6,829,540)	(10,229,174)

Interest income	406,635	107,136	257,511	664,146

Net loss	$(2,992,999)	$(1,088,450)	$(6,572,029)	$(9,565,028)

Net loss per share — basic and diluted	$(0.53)	$(0.51)	$(0.67)

Weighted-average number of shares used in loss per share calculation — basic and diluted	5,693,906	2,151,772	9,784,054

See accompanying notes.

LIPID SCIENCES, INC.

(a development stage company)

STATEMENT OF STOCKHOLDERS’ EQUITY

Period from inception (May 21, 1999) to June 30, 2001

						Deficit
			Common Stock			Accumulated
	Common Stock		Shares to be Issued		Additional	During the	Total
					Paid-In	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balance at December 31, 1999	—	$—	—	$—	$—	$—	$—

Issuance of common stock for cash to founding stockholder at $0.08 per share in May 2000	3,000,000	30,000	—	—	220,000	—	250,000

Issuance of common stock for technology rights to founding stockholder at $0.08 per share in May 2000	3,000,000	30,000	—	—	220,000	—	250,000

Issuance of common stock for cash at $3.50 per share in May 2000, net of issuance costs of $110,577, including the issuance of 21,770 shares of common stock for services rendered in the offering	3,180,949	31,809	—	—	10,990,935	—	11,022,744

Issuance of common stock for royalties at $3.50 per share in May 2000	42,858	429	—	—	149,571	—	150,000

Issuance of common stock for services at $5.00 per share in August 2000	32,000	320	—	—	159,680	—	160,000

Compensation associated with issuance of options to purchase common stock to consultants and advisors for services	—	—	—	—	567,124	—	567,124

Issuance of warrants to purchase common stock to consultant for services, including cash consideration received of $20,000	—	—	—	—	216,000	—	216,000

Net loss and comprehensive loss	—	—	—	—	—	(2,992,999)	(2,992,999)

Balance at December 31, 2000	9,255,807	92,558	—	—	12,523,310	(2,992,999)	9,622,869

Issuance of common stock for services at $5.00 per share in March 2001 (unaudited)	21,700	217	—	—	108,283	—	108,500

Issuance of common stock for cash at $7.00 per share in March 2001, net of issuance costs of $840,750, including 61,250 shares of common stock to be issued and warrants to purchase common shares for services rendered in the offering (unaudited)	882,144	8,821	61,250	428,750	5,757,429	—	6,195,000

Compensation associated with issuance of options to purchase common stock to consultants and advisors for services (unaudited)	—	—	—	—	1,031,477	—	1,031,477

Fair market value of warrants issued in exchange for development services (unaudited)	—	—	—	—	847,500	—	847,500

Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(6,572,029)	(6,572,029)

Balance at June 30, 2001 (unaudited)	10,159,651	$101,596	61,250	$428,750	$20,267,999	$(9,565,028)	$11,233,317

See accompanying notes.

LIPID SCIENCES, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

	Period from			Period from
	Inception	Period from		Inception
	(May 21,	Inception		(May 21,
	1999) to	(May 21,	Six months	1999) to
	December 31,	1999) to	Ended	June 30,
	2000	June 30, 2000	June 30, 2001	2001

		(Unaudited)	(Unaudited)	(Unaudited)

Operating activities

Net loss	$(2,992,999)	$(1,088,450)	$(6,572,029)	$(9,565,028)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	449	—	17,753	18,202

Accretion of discount on short-term investments	—	—	(79,869)	(79,869)

Issuance of common stock for technology rights, royalties, and services	560,000	250,000	108,500	668,500

Issuance of options to consultants and advisors for services	567,124	192,235	1,031,477	1,598,601

Issuance of warrants to consultants for services	196,000	196,000	847,500	1,043,500

Changes in operating assets and liabilities:

Prepaid expenses and other current assets	(518,220)	—	264,327	(253,893)

Restricted cash	(531,806)	—	(13,064)	(544,870)

Accounts payable and other current liabilities	615,461	34,908	(145,088)	470,373

Related party payables	—	250,000	604,167	604,167

Accrued compensation	23,330	11,650	104,956	128,286

Deferred rent	7,334	—	10,231	17,565

Net cash used in operating activities	(2,073,327)	(153,657)	(3,821,139)	(5,894,466)

Investing activities

Purchases of property, plant, and equipment	(48,772)	—	(272,883)	(321,655)

Net cash used in investing activities	(48,772)	—	(272,883)	(321,655)

Financing activities

Purchases of short-term investments	(8,045,131)	(9,093,210)	—	(8,045,131)

Maturities of short-term investments	—	—	8,125,000	8,125,000

Proceeds from issuance of common stock, net of issuance costs	11,272,744	11,272,744	6,175,000	17,447,744

Proceeds from issuance of warrants	20,000	20,000	20,000	40,000

Net cash provided by financing activities	3,247,613	2,199,534	14,320,000	17,567,613

Net increase in cash and cash equivalents	1,125,514	2,045,877	10,225,978	11,351,492

Cash and cash equivalents at beginning of period	—	—	1,125,514	—

Cash and cash equivalents at end of period	$1,125,514	$2,045,877	$11,351,492	$11,351,492

See accompanying notes.

LIPID SCIENCES, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

(Information as of June 30, 2001 and for the periods
ended June 30, 2000 and 2001 and for the period from
inception (May 21, 1999) to June 30, 2001 is unaudited)

1.  Description of Business

     Organization and Basis of Presentation

      Lipid Sciences, Inc. (the Company or LSI) was incorporated in the state of Delaware on May 21, 1999 as Receptor Sciences, Inc. On December 23, 1999, the Company changed its name to Lipid Sciences, Inc. The Company is engaged in the research and development of products that can treat major medical indications by regulating plasma lipid levels. The Company’s primary activities since incorporation have been establishing offices, recruiting personnel, conducting research and development, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage at June 30, 2001.

      Activities during the period from inception (May 21, 1999) to December 31, 1999 were insignificant and have been included in the Company’s results of operations for the year ended December 31, 2000. A balance sheet at December 31, 1999 is not presented.

      In the course of its research and development activities, the Company has sustained operating losses and expects such losses to continue for the foreseeable future. Management plans to continue to finance the Company primarily through issuances of equity securities, research and development contract revenue and, in the longer term, revenues from product sales and licenses. While management believes that it will be able to obtain sufficient funds to achieve its planned objectives, no assurance can be given that it will be able to do so. The Company’s ability to continue as a going concern is dependent upon successful execution of the planned financings and, ultimately, upon achieving profitable operations.

     Unaudited Interim Financial Statements

      The financial information at June 30, 2001, the period from inception (May 21, 1999) to June 30, 2000, the six months ended June 30, 2001 and the period from inception (May 21, 1999) to June 30, 2001 is unaudited, but has been prepared on the same basis as the annual financial statements and, in the opinion of management, includes all adjustments (consisting of normal recurring adjustments), that the Company considers necessary for a fair presentation of its financial position at that date and the results of its operations and its cash flows for those periods. All references to the period ended June 30, 2000 reflect the period from inception (May 21, 1999) to June 30, 2000. Operating results for the interim periods are not necessarily indicative of results that may be expected for any future periods.

     Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Summary of Significant Accounting Policies

  Cash and Cash Equivalents and Short-Term Investments

      The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents are invested in money market funds. Cash equivalents and short-term investments are carried at cost, which approximates fair value at December 31, 2000 and June 30, 2001. All of the Company’s investments are classified as short-term, as the Company has classified its investments as available-for-sale and may not hold its investments until maturity in order

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

to take advantage of market conditions. Short-term investments consist of an available-for-sale investment in a U.S. Government security with a cost, approximating fair value, of $8,045,131 at December 31, 2000.

  Property and Equipment

      Purchased property and equipment are stated at cost less accumulated depreciation which is calculated using the straight-line method over the estimated useful lives of the respective assets, three years.

  Research and Development

      Costs to develop the Company’s products are expensed as incurred in accordance with Statement of Financial Accounting Standards No. 2, “Accounting for Research and Development Costs.”

  Stock Compensation

      The Company accounts for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and, thus, recognizes no compensation expense for those options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant. The Company has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123).

      Options granted to nonemployees are accounted for at fair value using the Black-Scholes method and are subject to periodic re-valuation over their vesting terms. The resulting stock-based compensation expense is recorded over the period in which the individual provides services to the Company.

  Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Net Loss Per Share

      The Company computes its net loss per share under the provisions of Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” Basic net loss per share is calculated using the weighted-average number of shares of common stock outstanding.

      Diluted net loss per share includes the impact of options and warrants to purchase common stock, if dilutive. The Company had securities outstanding which could potentially dilute basic earnings per share, but because the Company incurred a net loss for all periods presented, such securities were excluded from the computation of diluted net loss per share as their effect would have been antidilutive. These outstanding securities consist of the following:

	December 31,	June 30,	June 30,
	2000	2000	2001

Stock options	1,880,000	1,400,000	2,314,000

Warrants to purchase common stock	600,000	100,000	700,000

	2,480,000	1,500,000	3,014,000

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Recently Issued Accounting Standards

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities” (FAS 133). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and, if so, the type of hedge transaction. Upon adoption of FAS 133 effective January 1, 2001, there was no impact on the Company’s financial position or results of operations.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangibles, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to an annual impairment test in accordance with the Statements.

      Any goodwill recorded as a result of the merger of Lipid with NZ Corporation (Note 10) will not be amortized, in accordance with the guidance of these rules, as the business combination will be consummated after July 1, 2001. The Company will apply the new rules on accounting for goodwill beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and has not yet determined what the effect of these tests will be on the results and financial position of the Company. Any impairment determined on the adoption of these rules will be recorded as a cumulative effect of change in accounting principle. If the transaction is consummated before January 1, 2002, the Company will evaluate the goodwill for impairment under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, based on the undiscounted cash flows of the long-lived assets, including related goodwill.

3.  Property and Equipment

      Property and equipment consist of the following:

	December 31,	June 30,
	2000	2001

Office and video equipment	$48,772	$175,670

Construction in process	—	145,985

	48,772	321,655

Less accumulated depreciation	(449)	(18,202)

Property and equipment, net	$48,323	$303,453

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.  Commitments

      The Company entered into a five-year noncancelable lease agreement in September 2000 for office space. Future minimum lease payments under this noncancelable lease are:

Year ending December 31,

2001	$248,567

2002	258,509

2003	268,850

2004	279,604

2005	205,241

Total minimum lease payments	$1,260,771

      The Company was required to obtain an irrevocable standby letter of credit in the amount of $525,000 as security for payments due under the lease. Accordingly, the Company has restricted funds totaling $531,806 (including interest) in relation to this letter of credit.

      Rent expense for the period from inception (May 21, 1999) to December 31, 2000 was approximately $78,000.

5.  Development Agreement

      The Company entered into a Development Agreement with SRI International (SRI), a California nonprofit public benefit corporation, in October 2000, pursuant to which SRI will provide various consulting and development services to the Company. The Development Agreement calls for SRI to complete two development phases (as defined in the Development Agreement) during which time SRI will work to develop a medical device to enable the Company to further develop and commercialize its lipid removal technology.

      In consideration for the services to be performed by SRI during Phase I of the development program, the Company will pay SRI a nonrefundable research fee. Funding of $544,033 has been charged to operations in 2000 related to research and development activities performed under the Development Agreement. Of this amount, $294,033 is included in accounts payable in the Company’s 2000 balance sheet. In addition, the Company has paid a deposit in the amount of $500,000 to SRI which is reflected in prepaid expenses. The level of project funding for Phase II of the development program will be negotiated pursuant to the results of Phase I and subject to the provisions of the Development Agreement.

      The Company also issued a warrant to purchase 500,000 shares of common stock to SRI at an exercise price of $5.00 per share. The warrant vests, with respect to 150,000 shares, upon completion of Phase I of the Development Agreement (as defined), with the remaining 350,000 shares vesting upon completion of Phase II of the Development Agreement (as defined). As of December 31, 2000, neither Phase I nor Phase II were completed and no value has been assigned to the warrant, which has a life of seven years. The warrants will be valued using the Black-Scholes method and will be charged to expense as they vest.

      During the six-month period ended June 30, 2001, Phase I of the Development Agreement was completed, and effective March 28, 2001, the warrants with respect to 150,000 shares became fully vested. As a result, the Company recognized a charge of $847,500, based upon the fair market value of the warrants on the date of vesting, using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and a life of seven years. An additional $905,000 was charged to expense during the six month period ended June 30, 2001 relating to the research fee paid to SRI.

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In addition, in March 2001, the Company entered into an Amendment to the Development Agreement (the Amendment) regarding the initiation of Phase II. Pursuant to the Amendment, the Company paid SRI an amount equal to $500,000 to continue development of the medical device during the period set aside to complete the Phase II Development Plan and charged this amount to research and development. Subsequently, the Company committed an additional $6.3 million to continue development efforts under Phase II of the Development Agreement.

6.  Related Party Transactions

      In December 1999, the Company entered into an Intellectual Property License Agreement (the Agreement) to obtain the exclusive worldwide rights to certain patents, trademarks, and technology. In consideration for the license, the Company issued 3,000,000 shares of common stock with a value of $250,000. This amount was charged to expense as research and development in 2000. The Company is also obligated to pay the licensor a minimum annual royalty of $500,000. As consideration for the initial $500,000 royalty payment due in 2000, the Company paid cash of approximately $350,000 and issued 42,858 shares of common stock valued at $150,000. The Company is obligated to pay a royalty of a percentage of revenue generated under the Agreement in future years, subject to the minimum royalty amount of $500,000. Also, the Company is required to make a payment of $250,000 upon initiation of human clinical trials utilizing the technology under the patents. Further, the Company is obligated to pay the stockholder 10% of any External Research Funding received by the Company to further this technology, as defined in the Agreement. As of June 30, 2001, $604,167 is owed to the related party under the Agreement.

      The Company has, in the normal course of business, consulted with this stockholder, and companies with which he is affiliated, regarding various matters of a research and development nature. The amount expensed under these consultations amounted to approximately $110,000 for fees charged by the stockholder, including travel and similar costs, and have been included in the results of operations for 2000. Of this $110,000, $29,381 is included in accounts payable in the Company’s December 31, 2000 balance sheet. Subsequent to year end, the Company entered into a consulting agreement with a company controlled by this stockholder, a director of Lipid, that requires the Company to pay approximately $138,000 a year for consulting services to be provided by the stockholder. Under the terms of the agreement, the Company may convert the agreement into an hourly arrangement.

      The Company has also paid approximately $63,000 to another stockholder, related primarily to the reimbursement of expenses incurred on behalf of the Company.

      In March 2001, the Company closed a private placement of 882,144 shares of common stock at $7.00 per share for gross proceeds of $6,175,000 (see Note 7). Concurrent with the closing of the private placement, the Company agreed to pay a commission to a founding stockholder of approximately 7% of the gross proceeds, payable in shares of common stock, for services rendered in the private placement. Accordingly, a commission of $428,750 has been recorded in the accompanying balance sheet at June 30, 2001 as common stock, shares to be issued (pending the issuance of 61,250 shares to the founding stockholder) with a corresponding offset to paid-in capital.

7.  Stockholders’ Equity

  Preferred Stock

      The Company is authorized to issue 1,000,000 shares of preferred stock, of which none have been issued.

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Common Stock

      The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.01 per share. As of December 31, 2000, 9,255,807 shares were issued and outstanding. Of these shares, 3,000,000 were issued at $0.08 per share for cash, and 3,000,000 shares were issued at $0.08 per share for technology rights at the formation of the Company (see Note 6). An additional 3,180,949 shares were issued in May 2000 for cash at a purchase price of $3.50 per share. In March 2001, the Company issued 882,144 shares for cash at a purchase price of $7.00 per share.

  Shares Reserved for Future Issuance

      At June 30, 2001, the Company has reserved shares of common stock for future issuance as follows:

Stock options outstanding	1,759,000

Stock options available for grant	241,000

Stock options issued outside the 2000 Stock Option Plan	555,000

Warrants	700,000

3,255,000

  2000 Stock Option Plan

      In May 2000, the 2000 Stock Option Plan (the Plan) was adopted by the board of directors and allows for the granting of options for up to 2,000,000 shares of common stock to employees, consultants, and directors.

      Stock options granted under the Plan may be either incentive stock options or nonstatutory stock options. Options may be granted with exercise prices not less than the fair value of the Company’s common stock at the date of grant, as determined by the board of directors. All options granted pursuant to the Plan are to have a term not greater than 10 years from the date of grant. Options vest as determined by the board of directors, generally over four years (but not less than 20% of the total number of shares granted per year).

      Activity under the Plan was as follows:

		Outstanding Options

			Weighted-
	Shares		Average
	Available	Number	Exercise Price
	for Grant	of Shares	Per Share

Shares authorized	2,000,000	—	—

Options granted	(1,405,000)	1,405,000	$3.93

Balance at December 31, 2000	595,000	1,405,000	$3.93

Options granted	(354,000)	354,000	$6.36

Balance at June 30, 2001	241,000	1,759,000	$4.42

      The following table summarizes information concerning outstanding and exercisable stock options issued under the Plan at December 31, 2000.

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

	Options Outstanding

		Weighted-
		Average
		Remaining
		Contractual	Exercisable
Exercise Price	Number	Life	Options

		(In years)

$3.50	1,000,000	9.40	116,712

$5.00	405,000	9.60	10,411

	1,405,000	9.44	127,123

      The following table summarizes information concerning outstanding and exercisable stock options issued under the Plan at June 30, 2001:

	Options Outstanding

		Weighted-
		Average
		Remaining
		Contractual	Exercisable
Exercise Price	Number	Life	Options

		(In years)

$3.50	1,000,000	8.93	215,890

$5.00	519,000	9.20	95,322

$7.00	240,000	9.79	—

	1,759,000	8.90	311,212

      The weighted-average fair value of options granted during the period from inception (May 21, 1999) to December 31, 2000 and the six months ended June 30, 2001 was $2.68 and $3.41, respectively.

      During 2000, the Company granted options to purchase an aggregate of 475,000 shares of common stock outside its 2000 Stock Option Plan. Of these, options to purchase 375,000 shares were issued to members of the Company’s Scientific Advisory Board. Each option granted vests 20% immediately, with the remaining 80% vesting in equal annual installments on the next three anniversaries of the date of grant. The options were issued at a weighted-average exercise price of $3.80 per share and have a life of five years. The Company has recorded compensation expense of approximately $567,000 and $871,000 with respect to these options in the period from inception (May 21, 1999) to December 31, 2000 and the six months ended June 30, 2001, respectively, based on the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and a life of five years.

      During 2000, the Company also granted an option to purchase 100,000 shares of common stock outside the Plan to a member of the Company’s board of directors. The option carries an exercise price of $3.50 per share, and has a remaining contractual life of approximately 9.40 years at December 31, 2000. The option vests one-third immediately, with the remaining two-thirds vesting in two equal annual installments on the next two anniversaries of the date of grant.

      During the six months ended June 30, 2001, the Company granted an option to purchase 75,000 shares of common stock outside the Plan to a member of the Company’s Scientific Advisory Board at an exercise price of $5 per share. The option has a life of five years and vests 20% immediately with the remaining 80% vesting in equal annual installments on the next three anniversaries of the date of the grant. The Company has recorded compensation expense of approximately $135,000 with respect to this option in the six months ended June 30, 2001 based on the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of zero, a risk-free interest rate of 6%, and a life of five years.

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Warrants

      The Company issued a warrant to purchase 100,000 shares of common stock at $5.00 per share to an existing stockholder of the Company as consideration for services provided to the Company. The Company received cash consideration of $20,000 in exchange for the warrant. The fair value of the immediately exercisable warrant, $216,000, was determined using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and a life of 5 years. The fair value of the warrant in excess of the consideration received, $196,000, has been charged to operations in 2000.

      The Company also issued a warrant to purchase 500,000 shares of common stock to SRI at an exercise price of $5.00 per share in connection with a development agreement (see Note 5).

      In June 2001, the Company issued a warrant to purchase 100,000 shares of common at $10.00 per share to a non-employee as consideration for services provided relating to the Company’s private placement in March 2001. The Company is entitled to receive cash consideration of $20,000 in exchange for the warrant, which has been recorded as a current asset at June 30, 2001. The fair value of the immediately exercisable warrant, $432,000, was determined using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0, a risk-free interest rate of 6%, and a life of 5 years. The fair value of the warrant in excess of the consideration to be received has been charged to additional paid-in capital as a cost of the financing in 2001.

  Pro Forma Information

      FAS 123 requires the disclosure of pro forma information regarding net loss as if the Company had adopted the fair value method since the Company’s inception. The fair value of options was estimated at the date of grant using the Black-Scholes method with the following assumptions: a volatility of 80%, a dividend yield of 0%, a risk-free interest rate of 6%, and an expected option life of 5 years. Based on the application of the fair value methodology, the pro forma loss of the Company was as follows:

	Period from
	Inception	Six Months Ended
	(May 21, 1999)	June 30,
	to December 31,
	2000	2000	2001

Pro forma net loss	$(3,385,611)	$(1,088,450)	$(7,176,948)

Pro forma net loss per share	$(0.59)	$(0.51)	$(0.73)

Weighted-average number of shares used in pro forma loss per share calculation	5,693,903	2,151,772	9,784,054

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because options granted under the Company’s 2000 Stock Option Plan have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such Company options. For purposes of pro forma disclosures required by FAS 123, the estimated fair value of the options is amortized to expense over the options’ vesting periods.

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.  Income Taxes

      Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

December 31,
2000

Deferred tax assets:

Net operating loss carryforwards	$800,000

Research credits	200,000

Other	100,000

Total deferred tax assets	1,100,000

Valuation allowance for deferred tax assets	(1,100,000)

Net deferred tax assets	$—

Realization of deferred tax assets is dependent upon future earnings if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,100,000 during 2000.

      As of December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $2,000,000 which expire in the year 2020, and federal research and development tax credits of approximately $100,000 which expire in the year 2020.

      Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

9.  Selected Quarterly Data (Unaudited)

	Period from
	Inception
	(May 21,				Fiscal Year 2001
	1999) to	Fiscal Year 2000 Quarter Ended			Quarter Ended
	March 31,
	2000	June 30	September 30	December 31	March 31	June 30

Loss from operations	$(303,962)	$(891,624)	$(865,298)	$(1,338,750)	$(3,814,430)	$(3,015,110)

Net loss	$(303,962)	$(784,488)	$(711,416)	$(1,193,133)	$(3,696,604)	$(2,875,425)

Basic and diluted net loss per share	$—	$(0.18)	$(0.08)	$(0.13)	$(0.39)	$(0.28)

10.  Subsequent Events

          Merger with NZ Corporation

      On July 9, 2001, the Company entered into a merger agreement with NZ Corporation (“NZ”). Pursuant to the merger agreement, the Company will merge with and into NZ. NZ will be the surviving corporation in the merger, and the Company will cease to exist as a separate legal entity. However, because the Company’s stockholders will own more than half of the surviving corporation’s outstanding common shares immediately after the merger, the Company will be treated as the acquiring company for accounting purposes.

LIPID SCIENCES, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company will be deemed to have effectively acquired all of the issued and outstanding stock of NZ in exchange for the Company’s common stock. The acquisition will be accounted for using the purchase method of accounting, with the results of operations of NZ included in the Company’s results of operations from the date of acquisition.

      The purchase price includes the purchase by Lipid of 1,505,402 shares of NZ common stock at a price of $8.00 per share immediately prior to the merger. The consideration given for the remaining shares of NZ deemed to be acquired in the merger was determined by measuring the fair value of those shares (5,311,534 shares) on the date of the merger, or $5.00 per share, as adjusted for the contingent issuance of one additional merger share for each share held by the NZ shareholders. In addition, the fair value of approximately 628,000 option shares to purchase NZ stock deemed to be assumed by Lipid in the merger and approximately $4.8 million of estimated direct acquisition costs will be included in the purchase price. The aggregate purchase price of $71.5 million will be allocated to the assets acquired and liabilities assumed based on their fair values, with the remaining amount, approximately $10.6 million, being allocated to goodwill.

      If the merger is completed, Lipid is committed to pay MDB Capital Group, LLC, a related party, an investment banking fee of 5% based on the cash and cash equivalents of the surviving corporation immediately after the merger as compared to Lipid’s cash and cash equivalents immediately prior to the merger, sales of NZ assets during the two-year period after the closing of the merger, the assets of the surviving corporation on the two-year anniversary of the merger and the net operating income of the surviving corporation derived from NZ assets during the two-year period after the closing of the merger.

      The above amounts are subject to change based upon the closing balance sheet of NZ as of the date of the acquisition and upon the completion of valuation procedures.

      Unaudited pro forma information as if the acquisition of NZ had occurred on January 1, 2000, is as follows (in thousands, except per share amounts):

	Period from
	Inception
	(May 21,
	1999)	Six months
	to	ended
	December 31,	June 30,
	2000	2001

Revenue	$19,879	$19,192

Net income (loss)	$1,713	$(4,601)

Net income (loss) per share, basic and diluted	$0.08	$(0.22)

      The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

NZ CORPORATION,

(an Arizona corporation),

and

LIPID SCIENCES, INC.,

(a Delaware corporation)

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER dated as of July 9, 2001, by and between NZ CORPORATION, an Arizona corporation (“NZ”), and LIPID SCIENCES, INC., a Delaware corporation (“Lipid Sciences”).

WITNESSETH:

      WHEREAS, NZ desires to acquire Lipid Sciences, and Lipid Sciences desires to be acquired by NZ, through the merger of Lipid Sciences with and into NZ pursuant to the terms hereinafter set forth (the “Merger”); and

      WHEREAS, NZ and Lipid Sciences each intend, for Federal income tax purposes, that the Merger contemplated thereby constitutes a reorganization pursuant to Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”); and

      WHEREAS, the Special Committee of the Board of Directors of NZ deems it advisable and in the best interest of NZ that Lipid Sciences be merged with and into NZ upon the terms and conditions hereinafter specified; and

      WHEREAS, the Board of Directors of Lipid Sciences deems it advisable and in the best interest of Lipid Sciences that it be merged with and into NZ upon the terms and conditions hereinafter specified; and

      WHEREAS, NZ has an authorized capital stock consisting of 30,000,000 shares of common stock, no par value per share (the “NZ Common Stock”), of which 6,816,936 shares are currently issued and outstanding, and 10,000,000 shares of preferred stock, no par value per share (the “NZ Preferred Stock”), of which no shares are currently issued or outstanding; and

      WHEREAS, NZ currently also has outstanding common stock purchase warrants and options entitling the holders thereof to purchase an aggregate of up to 538,386 shares of the NZ Common Stock, all as further described herein (collectively, the “NZ Warrants and Options”); and

      WHEREAS, Lipid Sciences has an authorized capital stock consisting of 50,000,000 shares of common stock, $.01 par value per share (the “Lipid Sciences Common Stock”), of which shares 10,220,901 are currently issued and outstanding; and 1,000,000 shares of Preferred Stock, no par value per share (the “Lipid Sciences Preferred Stock”), of which no shares are currently issued or outstanding; and

      WHEREAS, Lipid Sciences currently also has outstanding common stock purchase warrants and options entitling the holders thereof to purchase an aggregate of up to 2,560,000 shares of Lipid Sciences Common Stock, all as further described herein (collectively, the “Lipid Sciences Warrants and Options”); and

      NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

ADOPTION OF AGREEMENT AND PLAN OF MERGER

      1.1  The Merger. At the Effective Time (as defined in Section 1.2 herein), in accordance with this Agreement and the relevant provisions of the Arizona Business Corporation Act (“ABCA”) and the Delaware General Corporation Law (“DGCL”), Lipid Sciences shall be merged with and into NZ, and NZ will be the surviving corporation to the Merger (the “Surviving Corporation”), and be deemed to continue, for all purposes, after the Merger. The existence of Lipid Sciences shall cease at the Effective Time as a consequence of the Merger.

      1.2  Effective Date of the Merger. This Agreement shall be submitted to the stockholders of each of Lipid Sciences and NZ as provided in Section 5.4 hereof, for approval as soon as practicable after the Registration Statement (as defined in Section 5.4 below) has been declared effective by the Securities and Exchange Commission (the “SEC”). Subject to the terms and conditions hereof, including, without limitation, NZ’s and Lipid Sciences’ right to terminate this Agreement without liability in accordance with Article IX hereof, upon the authorization, approval and adoption of this Agreement by the stockholders of NZ as provided in Section 5.4 hereof and the affirmative vote of the holders of not less than a majority of the outstanding shares of Lipid Sciences Common Stock pursuant to Section 252 of the DGCL, a copy of the Articles of Amendment and Merger, substantially in the form annexed hereto as Exhibit A (the “Articles of Amendment and Merger”) shall be executed in accordance with Section 10-1105 of the ABCA and delivered to the Corporation Commission of the State of Arizona for filing in accordance with Section 10-1105 of the ABCA and a copy of the Certificate of Merger substantially in the form annexed hereto as Exhibit B (the “Certificate of Merger”), shall be executed in accordance with Section 251 of the DGCL and delivered to the Secretary of State of the State of Delaware (the time of such filings being the “Effective Time” and the date of such filings being the “Effective Date”). Within sixty days after the filing of the Articles of Amendment and Merger, the Surviving Corporation will publish a copy thereof and file certification with the Corporation Commission of the State of Arizona.

      1.3  Surviving Corporation. Following the Merger, NZ shall continue to exist under, and be governed by, the laws of the State of Arizona.

      1.4  Certificate of Incorporation of the Surviving Corporation. The Certificate of Incorporation of NZ, as in effect at the Effective Time and subject to amendment as herein provided, shall continue in full force and effect as the Certificate of Incorporation of the Surviving Corporation.

      1.5  By-laws of the Surviving Corporation. The By-laws of NZ, as in effect at the Effective Time, shall continue in full force and effect as the By-laws of the Surviving Corporation.

      1.6  Plan of Merger. The method of effecting the Merger and the basis for exchanging and converting (i) the outstanding Lipid Sciences Common Stock into authorized but unissued shares of Common Stock of NZ (the “Merger Common Stock”), and (ii) the outstanding Lipid Sciences Warrants and Options into warrants to purchase shares of NZ Common Stock and options to purchase shares of NZ Common Stock, as the case may be, shall be as follows:

(a) (i) Each issued and outstanding share of Lipid Sciences Common Stock shall, at the Effective Time, by virtue of the Merger and without further action, be deemed canceled and cease to exist and, upon presentation for surrender of a certificate representing such share by each stockholder of Lipid Sciences participating in the Merger (collectively, the “Participating Stockholders”), shall be converted into 1.55902 shares of NZ Common Stock. Fractional shares of NZ Common Stock issuable to Participating Stockholders will be rounded up to the next whole share, based on the aggregate number of shares of NZ Common Stock to be issued in the Merger to each Participating Stockholder.

(ii) At the Effective Time, each issued and outstanding Lipid Sciences Warrant shall, by virtue of the Merger and without further action, be deemed to be assumed by NZ and modified so that, in lieu of having the right to acquire shares of Lipid Sciences Common Stock on exercise, the holder will have the right to acquire shares of NZ Common Stock on the same basis as the Lipid Sciences Common Stock was exchanged into Merger Common Stock at an exercise price adjusted to reflect the exchange so as to maintain the relative entitlements before and after the Merger, and for an exercise period which is the same as the exercise period of the particular Lipid Sciences Warrant (collectively, the “Surviving Warrants”). All the other substantive terms of the Lipid Sciences Warrant will continue in full force and effect.

(iii) At the Effective Time, each issued and outstanding Lipid Sciences Option shall, by virtue of the Merger and without further action, be deemed to be assumed by NZ and modified so that, in lieu of having the right to acquire shares of Lipid Sciences Common Stock on exercise, the holder will have the right to acquire shares of NZ Common Stock on the same basis as the Lipid Sciences Common Stock was exchanged into Merger Common Stock at an exercise price adjusted to reflect the exchange so as to maintain the relative entitlements before and after the Merger and for an exercise period which is the same as the exercise period of the particular Lipid Sciences Option (collectively, the “Surviving Options”). All other substantive terms of the Lipid Sciences Options will continue in full force and effect.

(iv) By the Effective Time, any shares of NZ Common Stock owned by or to be acquired by Lipid Sciences in connection with the Merger or pursuant to that certain Stock Purchase Agreement dated of even date herewith by and between Sun NZ, L.L.C. and Lipid Sciences (the “Stock Purchase Agreement”) will be cancelled and returned to the status of authorized but unissued NZ Common Stock.

(b) (i) Notwithstanding Section 1.6(a) above, shares of Lipid Sciences Common Stock which are held by a stockholder of Lipid Sciences who has properly preserved and perfected dissenters’ rights with respect to such shares (“Lipid Dissenting Stockholder”) pursuant to Section 262 of the DGCL shall not be converted into the right to receive Merger Common Stock pursuant to Section 1.6(a)(i) hereof, and instead shall be treated in accordance with those provisions of the DGCL unless and until the right of such Lipid Dissenting Stockholder under Section 262 of the DGCL to payment for his shares shall cease.

(ii) If any Lipid Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) such Lipid Dissenting Stockholder’s right to payment for any of such Lipid Dissenting Stockholder’s shares under Section 262 of the DGCL, such Lipid Dissenting Stockholder’s shares shall automatically be converted into the right to receive shares of Merger Common Stock in accordance with Section 1.6(a)(i) hereto.

(iii) Each Lipid Dissenting Stockholder who becomes entitled, pursuant to the provisions of Section 262 of the DGCL, to payment of the fair value of any such Lipid Dissenting Stockholder’s shares shall receive payment therefor from NZ pursuant to Section 262 of the DGCL.

(c) (i) As a condition to the consummation of the Merger, NZ is required to obtain the consent of its stockholders to the Merger. The beneficial owners of shares of NZ Common Stock at the close of business E.S.T. on the day immediately prior to the Effective Date (“Rights Record Date”) will receive a right that may entitle the holder to receive additional shares of common stock of NZ (the “Additional Merger Shares”) in accordance with this Section 1.6(c).

(ii) In connection with the Merger, NZ will offer each NZ stockholder as of the Rights Record Date the right to receive Additional Merger Shares, should any be issued. In order to perfect its ability to receive Additional Merger Shares, if any, an NZ stockholder must within 60 days following the Effective Time, take whatever action that may be necessary to cause such NZ stockholder to become the direct registered owner of his/ her/ its shares of NZ Common Stock (each, a “Rights Share” and, collectively, the “Rights Shares”). As soon as practicable following the 60th day following the Effective Time, NZ will cause to be issued to each NZ stockholder who shall have perfected his or her or its right to receive Additional Merger Shares, if any, certificates evidencing one right (each, a “Right” and, collectively, the “Rights”) for each share of NZ Common Stock held by such NZ stockholder on the Rights Record Date (the “Rights Certificates”). The Rights Certificates shall not be transferable, assignable, subject to pledge or otherwise alienable, and the registered holder of such Rights Certificates shall forfeit the number of Rights equal to the number of shares of NZ Common Stock sold or otherwise transferred by such holder during the period commencing at the Rights Record Date and ending on the 24 month anniversary of the Effective Date (the “Holding Period”). Any Right that is forfeited, from that time, will be null and void and have no further force or effect.

(iii) Additional Merger Shares, if any, shall be issued to the holders of Rights Certificates who have not otherwise forfeited their Rights as a result of selling or otherwise transferring their shares of

NZ Common Stock during the Holding Period if, at no time during the 24-month period immediately following the Effective Time, does (A) the Closing Price (as defined below) per share of NZ Common Stock equal or exceed $12.00 per share (subject to adjustment as set forth below) (the “Minimum Price”) over any period of 20 consecutive trading days, and (B) the total Volume (as defined below) of the shares of NZ Common Stock trading at the Minimum Price or greater during such 20 days equals or exceeds an aggregated 1,500,000 shares (the “Minimum Volume”). The Additional Merger Shares shall be issued to the holders of record of the Rights at the close of business E.S.T. on the second anniversary of the Effective Date in accordance with the records of NZ as promptly as practicable following the second anniversary of the Effective Date to those holders of Rights Certificates who have not otherwise forfeited their Rights. The number of Additional Merger Shares, if any, to be issued to the holders of the Rights Certificates shall be calculated as follows: each Right (other than a forfeited right) shall entitle the holder thereof to the number of Additional Merger Shares equal to (a) the difference between (i) the Minimum Price and (ii) the average of the highest consecutive 100 closing prices per share of NZ Common Stock during the one-year period immediately prior to the second anniversary of the Effective Date (the “Hundred Day Average Price”), divided by (b) the Hundred Day Average Price. No fractional Additional Merger Shares shall be issued. In lieu thereof, any fractional shares shall be rounded up to the nearest whole share of NZ Common Stock. The amount of Additional Merger Shares, if any, to be issued shall be computed by the independent public accountants of NZ as soon as practicable following the second anniversary of the Effective Date. The determination by such independent public accountants shall be final and binding on NZ and the holders of the Rights. Notwithstanding the foregoing calculation, each Right will entitle the holder thereof to a maximum of one share of NZ Common Stock at the Effective Date (subject to adjustment as hereinafter provided).

(iv) For purposes of this Section 1.6 “Closing Price” per share of NZ Common Stock on a Trading Day (as hereinafter defined) shall mean the last reported sale price per share of NZ Common Stock regular way or, in case no such reported sale takes place on such Trading Day, the average of the closing bid and asked prices regular way for such NZ Common Stock for such Trading Day, in either case on the principal national securities exchange on which NZ Common Stock is listed or admitted to trading, or if the NZ Common Stock is not listed or admitted to trading on any national securities exchange, but is traded in the over-the-counter market, the closing sale price per share of such NZ Common Stock or, in case no sale is publicly reported, the average of the closing bid and asked quotations for the NZ Common Stock, as reported by the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) or any comparable system or, if such NZ Common Stock is not listed on NASDAQ or a comparable system, the closing sale price of NZ Common Stock or, in case no sale is publicly reported, the average of the closing bid and asked prices per share, as furnished by two members of the National Association of Securities Dealers, Inc. who make a market in such NZ Common Stock selected from time to time by NZ for that purpose. In addition, for purposes of this Section 1.6 a “Trading Day” shall mean, if such NZ Common Stock is listed or admitted to trading on any national securities exchange, a business day during which such exchange was open for trading and at least one trade of NZ Common Stock was effected on such exchange on such business day, or, if such NZ Common Stock is not listed or admitted to trading on any national securities exchange but is traded in the over-the-counter market, a business day during which the over-the-counter market was open for trading and at least one “eligible dealer” quoted both a bid and asked price for NZ Common Stock. An “eligible dealer” for any day shall include any broker-dealer who quoted both a bid and asked price for such day, but shall not include any broker-dealer who quoted only a bid or only an asked price for such day. For purposes of this Section 1.6, “Volume” shall mean the volume reported on the principal national securities exchange on which NZ Common Stock is listed or admitted to trading, or if the NZ Common Stock is not listed or admitted to trading on any national securities exchange, but is traded in the over-the-counter market, the volume as reported by NASDAQ or any comparable system; provided that if any such reported volume includes both “buy side” and “sell-side” volume, then Volume for purposes of this Section 1.6 shall only include “buy side” volume.

(v) The number of Additional Merger Shares will be subject to adjustment from time to time during the Holding Period as hereinafter set forth:

If the number of outstanding shares of the NZ Common Stock is increased by a stock dividend on the NZ Common Stock payable in shares of NZ Common Stock or by a split-up, recapitalization or reclassification of shares of NZ Common Stock or other similar event, then, on the effective date thereof, the number of shares of NZ Common Stock that may be issued pursuant to the Right shall be increased in proportion to such increase in outstanding shares.

If the number of outstanding shares of NZ Common Stock is decreased by a consolidation, combination or reclassification of shares of NZ Common Stock or other similar event, then, upon the effective date thereof, the number of shares of NZ Common Stock that may be issued pursuant to the Right shall be decreased in proportion to such decrease in outstanding shares.

Whenever the number of shares of NZ Common Stock that may be issued pursuant to the Right is adjusted, as provided in this Section 1.6(c)(v), the Minimum Price and the Volume shall be adjusted in similar proportion (to the nearest cent or share) so as to maintain the relative entitlements of the Rights before and after the effective date of the adjusting event.

In case of any reclassification or reorganization of the outstanding shares of NZ Common Stock, other than a change covered by the foregoing provisions of this Section 1.6(c)(v), or which solely affects the par value of such shares of NZ Common Stock, or in the case of any merger or consolidation of the NZ with or into another corporation (other than a consolidation or merger in which NZ is the continuing corporation and which does not result in any reclassification or reorganization of the outstanding shares of the NZ Common Stock), or in the case of any sale or conveyance to another corporation or entity of the property of NZ as an entirety or substantially as an entirety in connection with which NZ is dissolved, the holder of the Right shall be entitled thereafter until the expiration of the Holding Period to receive the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or other transfer, by a holder of the number of shares of NZ Common Stock that would be issuable pursuant to the Right immediately prior to such event; and if any reclassification also results in a change in shares of NZ Common Stock covered by the first two paragraphs of this Section 1.6(c)(v), then such adjustment shall be made pursuant to such sections. The provisions of this paragraph shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

      1.7  Exchange and Conversion of Shares of Lipid Sciences Common Stock and Lipid Sciences Warrants and Lipid Sciences Options. The manner of exchanging and converting shares of Lipid Sciences Common Stock, Lipid Sciences Warrants and Lipid Sciences Options into shares of NZ Common Stock, Surviving Warrants and Surviving Options, as the case may be, in accordance with Section 1.6 above, shall be as follows:

(a) From and after the Effective Time, American Stock Transfer & Trust Company (the “Exchange Agent”) shall act as exchange agent in effecting the exchange of certificates representing shares of Lipid Sciences Common Stock pursuant to Section 1.6(a) hereof. As soon as practicable after the Effective Time, and after surrender to the Exchange Agent by each Participating Stockholder of certificates which prior to the Effective Time represented shares of Lipid Sciences Common Stock, NZ shall cause to be distributed to such Participating Stockholder in whose name such common stock certificates shall have been registered, or in accordance with the written instructions transmitted to the Exchange Agent by the Participating Stockholder, certificates representing shares of NZ Common Stock, all in accordance with the provisions of Section 1.6(a) hereof. Upon the surrender by Participating Stockholders of each certificate representing shares of Lipid Sciences Common Stock, and the issuance and delivery by the Exchange Agent of certificates representing shares of NZ Common Stock, the certificates which prior to the Effective Time represented outstanding shares of Lipid Sciences Common Stock shall forthwith be canceled. Until so surrendered and exchanged, each such certificate representing shares of Lipid Sciences Common Stock shall be deemed for all purposes to evidence only a right to receive shares of NZ Common Stock, and the holders of such certificates shall no longer be deemed, for any purpose, to be stockholders in Lipid Sciences.

(b) As soon as practicable after the Effective Time, NZ shall cause to be distributed to each holder of Lipid Sciences Warrants or Lipid Sciences Options, certificates or agreements, as the case may be, representing Surviving Warrants or Surviving Options in accordance with Section 1.6(a) hereof. Upon the surrender by such holders of each certificate or agreement representing Lipid Sciences Warrants or Lipid Sciences Options and the delivery by NZ of certificates or agreements representing Surviving Warrants or Surviving Options, as the case may be, the certificates and agreements which prior to the Effective Time represented Lipid Sciences Warrants and/or Lipid Sciences Options shall be canceled. Until so surrendered and exchanged, each such certificate or agreement representing Lipid Sciences Warrants and/or Lipid Sciences Options shall be deemed for all purposes to evidence only a right to receive Surviving Warrants or Surviving Options, as the case may be.

(c) Participating Stockholders and holders of Lipid Sciences Warrants and Lipid Sciences Options will, for all purposes (except for the payment of possible dividends or other distributions by NZ which will be withheld until the exchange of certificates discussed above), be deemed to be stockholders, warrantholders and/or optionholders of NZ, as the case may be, as of the Effective Time, irrespective of whether they have received their certificates or agreements representing shares of NZ Common Stock, Surviving Warrants or Surviving Options, as the case may be.

(d) Immediately prior to the Effective Time, NZ shall provide the Exchange Agent with certificates representing the number of shares of NZ Common Stock as NZ may be required to issue in accordance with Section 1.6(a) hereof.

(e) Promptly after the Effective Time, the Exchange Agent, on behalf of Lipid Sciences and NZ, shall mail to each holder of record of certificates which immediately prior to the Effective Time represented shares of Lipid Sciences Common Stock, a form of letter of transmittal and instructions for use in surrendering such certificates and receiving certificates representing shares of NZ Common Stock.

(f) Promptly after the Effective Time, NZ shall mail to each holder of Lipid Sciences Warrants and Lipid Sciences Options which were effective immediately prior to the Effective Time, a form letter of transmittal and instructions for use in surrendering certificates or agreements representing the Lipid Sciences Warrants and Lipid Sciences Options in order to receive replacement certificates and agreements of NZ as herein provided.

(g) Promptly after the Effective Time, NZ shall mail to each record holder of NZ Common Stock on the Rights Record Date a form of instruction letter for use in perfecting their ability to obtain the Rights.

ARTICLE II

CLOSING

      2.1  Closing Date. The closing of the Merger (the “Closing”) and the other transactions contemplated by this Agreement (the “Related Transactions”) shall take place at the offices of Bryan Cave LLP, Two North Central Avenue, Suite 2200, Phoenix, AZ 85004 10:00 a.m., Arizona time, on September 15, 2001, or such other date, time and place as the parties hereto may agree upon (the “Closing Date”).

      2.2  Execution of Formal Merger Documents. On the Closing Date, Lipid Sciences and NZ shall execute the Certificate of Merger as provided by the DGCL and the Articles of Amendment and Merger as provided by the ABCA. The Certificate of Merger and Articles of Amendment and Merger shall be transmitted by the parties to the appropriate office for filing and/or recording on the Closing Date, in order that the Merger contemplated by this Agreement shall become effective at 5:00 p.m., Arizona time, on the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LIPID SCIENCES

      In order to induce NZ to enter into this Agreement and to consummate the Related Transactions, including the Merger, contemplated hereby, Lipid Sciences represents and warrants to NZ the following.

      3.1  Due Incorporation. (a) Lipid Sciences is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted. Lipid Sciences is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased or operated by it and the business transacted by it requires such qualification or licensing, except where the failure to be so qualified or licensed would not have a Lipid Sciences Material Adverse Effect (as defined in Section 3.6 hereof). The jurisdictions in which Lipid Sciences is qualified or licensed to do business as a foreign corporation are set forth on Schedule 3.1. True, correct and complete copies of the current Certificate of Incorporation and By-laws, as amended, and minutes of meetings (or written consents in lieu of meetings) of the Board of Directors (and all committees thereof) and stockholders of Lipid Sciences since inception have been, or prior to the Closing Date will have been, delivered to NZ.

      (b)  Schedule 3.1 sets forth all the subsidiaries or affiliates, either wholly or partially owned, of Lipid Sciences. Lipid Sciences does not own any economic, voting or management interest in any corporation, proprietorship, firm, partnership, limited partnership, trust, association, individual or other entity (a “Person”) except as set forth on Schedule 3.1. Each entity listed on Schedule 3.1 is a duly organized, validly existing and in good standing in under the laws of the jurisdiction of its incorporation or formation with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted. Each entity listed on Schedule 3.1 is qualified or licensed to do business and is in good standing as a foreign corporation or entity in each jurisdiction where the nature of the properties owned, leased or operated by it and the business transacted by it requires such qualification or licensing, except where the failure to be so qualified or licensed would not have a Lipid Sciences Material Adverse Effect. The jurisdictions in which the entities listed on Schedule 3.1 are qualified or licensed to do business as a foreign corporation are also set forth on Schedule 3.1.

      3.2  Due Authorization. Lipid Sciences has full power and authority to enter into this Agreement, the Certificate of Merger and the Articles of Amendment and Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Lipid Sciences of this Agreement have been, or, in the case of the Articles of Amendment and Merger and the Certificate of Merger, prior to the Closing Date will be, duly and validly approved and authorized by the Board of Directors of Lipid Sciences, and, subject to obtaining the necessary approval of the Merger by the stockholders of Lipid Sciences, no other actions or proceedings on the part of Lipid Sciences are necessary to authorize this Agreement, the Articles of Amendment and Merger, the Certificate of Merger and the transactions contemplated hereby and thereby. Lipid Sciences has duly and validly executed and delivered this Agreement and will duly and validly execute and deliver the Articles of Amendment and Merger and the Certificate of Merger. Subject to obtaining the necessary approval of the stockholders of Lipid Sciences and the consents set forth on Schedule 3.3, this Agreement constitutes the legal, valid and binding obligation of Lipid Sciences, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other laws from time to time in effect which affect creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

      3.3  Consents and Approvals; Non-Contravention.

      (a)  Except as set forth on Schedule 3.3, for the approval of the stockholders of Lipid Sciences for the filing of the Articles of Amendment and Merger with the appropriate authorities pursuant to the ABCA and Certificate of Merger with the appropriate authorities pursuant to the DGCL and for the filing of the Registration Statement (as set forth in Section 5.5), no permit, consent, authorization or approval of, or filing or registration with, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Lipid Sciences of this Agreement, the Articles of Amendment and Merger the Certificate of Merger, or the consummation of the transactions contemplated hereby or thereby, or for the lawful continued operation by NZ following the Effective Time of the business currently conducted by Lipid Sciences. “Governmental Authority” shall mean the government of the United States or any foreign country or any state or political subdivision thereof or any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

      (b)  Except as set forth on Schedule 3.3 and except as would not result in a Lipid Sciences Material Adverse Effect, the execution, delivery and performance by Lipid Sciences of this Agreement, the Articles of Amendment and Merger and the Certificate of Merger do not and will not (A) violate any Law (“Law” meaning any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Authority); (B) violate or conflict with, result in a breach or termination of, constitute a default (or a circumstance which, with or without notice or lapse of time or both, would constitute a default) or give any third party any additional right (including a termination right) under, permit cancellation of, or result in the creation of any mortgage, lien (except for any lien for taxes not yet due and payable), charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance (collectively, a “Lien”) upon any of the assets or properties of Lipid Sciences under any contract to which Lipid Sciences is a party or by which Lipid Sciences or any of its assets or properties is bound; (C) permit the acceleration of the maturity of any indebtedness of Lipid Sciences or indebtedness secured by Lipid Sciences’ assets or properties; or (D) violate or conflict with any provision of the Certificate of Incorporation or By-laws of Lipid Sciences.

      (c)  Lipid Sciences has obtained and is in compliance with all governmental permits, licenses, registrations, certificates of occupancy, approvals and other authorizations (collectively, the “Permits”) that are required for the complete operation of the business of Lipid Sciences as currently operated, except for any Permits the absence of which would not result in a Lipid Sciences Material Adverse Effect. All of the Permits are currently valid and in full force and, to Lipid Sciences’ knowledge, no revocation, cancellation or withdrawal thereof has been threatened. Lipid Sciences has filed such timely and complete renewal applications as may be required with respect to the Permits. Except as set forth on Schedule 3.3, to Lipid Sciences’ knowledge, the Permits, in their current state, will allow Lipid Sciences to continue to operate its business following the Effective Time in substantially the same manner as Lipid Sciences’ business is currently operated.

      3.4  Capitalization.

      (a)  The authorized capital stock of Lipid Sciences consists of 50,000,000 shares of Lipid Sciences Common Stock. On the date hereof, there are issued and outstanding 10,220,901 shares of Lipid Sciences Common Stock. All of the issued and outstanding shares of Lipid Sciences Common Stock are validly issued, fully paid and nonassessable and the issuance thereof was not subject to preemptive rights.

      (b)  Except as set forth on Schedule 3.4, there are no shares of Lipid Sciences Common Stock or other equity securities (whether or not such securities have voting rights) of Lipid Sciences issued or outstanding or any subscriptions, options, warrants, call rights, convertible securities or other agreements or commitments of any character obligating Lipid Sciences to issue, transfer or sell any shares of capital stock or other securities (whether or not such securities have voting rights) of Lipid Sciences. Except as set forth on Schedule 3.4, there are no outstanding contractual obligations of Lipid Sciences which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of Lipid Sciences.

      3.5  Financial Statements; Undisclosed Liabilities; Other Documents. For purposes of this Agreement, “Lipid Sciences Financial Statements” shall mean the audited financial statements of Lipid Sciences as of December 31, 2000, and for the period from inception (May 21, 1999) through December 31, 2000, and the unaudited financial statements of Lipid Sciences for the quarter ended March 31, 2001, (including all notes thereto) which have been previously delivered to NZ, consisting of the balance sheet as of December 31, 2000, and the related statements of operation and cash flow for the period from inception through December 31, 2000, and three month period ended March 31, 2001. The Lipid Sciences Financial Statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied and present fairly the financial position, assets and liabilities of Lipid Sciences as at the dates thereof and the revenues, expenses, results of operations and cash flows of Lipid Sciences for the periods covered then ended (subject, in the case of any unaudited Lipid Sciences Financial Statements, to normal year-end audit adjustments consistent with past practice and the absence of notes). The Lipid Sciences Financial Statements are in accordance with the books and records of Lipid Sciences, do not reflect any transactions which are not bona fide transactions and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading. The Lipid Sciences Financial Statements make full and adequate disclosure of, and provision for, all obligations and liabilities of Lipid Sciences as of the date thereof.

      3.6  No Adverse Effects or Changes. Except as listed on Schedule 3.6, or as disclosed in or reflected in the Lipid Sciences Financial Statements, or as contemplated by this Agreement, the Articles of Amendment and Merger or the Certificate of Merger, since December 31, 2000, Lipid Sciences has not (i) taken any of the actions set forth in Section 5.3, (ii) suffered any Lipid Sciences Material Adverse Effect, (iii) suffered any damage, destruction or Loss to any of its assets or properties (whether or not covered by insurance), or (iv) increased the compensation of any executive officer of Lipid Sciences. “Loss” shall mean liabilities, losses, costs, claims, damages (including consequential damages), penalties and expenses (including attorneys’ fees and costs of investigation and litigation). For purposes of this Agreement, “Lipid Sciences Material Adverse Effect” shall mean an effect on the then business, operations, assets, liabilities, results of operations, cash flows, or condition (financial or otherwise) of Lipid Sciences which is materially adverse to Lipid Sciences.

      3.7  Title to Properties. Lipid Sciences (i) has good and marketable title to, and is the lawful owner of, all of the material tangible and intangible assets, properties, including real property, and rights reflected as being owned by Lipid Sciences in the Lipid Sciences Financial Statements (other than assets disposed of in the ordinary course of business since the date of the Lipid Sciences Financial Statements), and (ii) at the Effective Time, will have good and marketable title to, and will be the lawful owner of, all of such tangible and intangible assets, properties, including real property, and rights, in any case free and clear of any Lien, except for (x) any Lien for current taxes not yet due and payable, and (y) minor Liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Lipid Sciences.

      3.8  Liabilities. Except to the extent reflected or reserved against on the balance sheets of Lipid Sciences constituting a part of the Lipid Sciences Financial Statements, Lipid Sciences has no debts, liabilities or obligations of any nature other than (i) non-material liabilities incurred subsequent to the date of such balance sheets in the ordinary course of Lipid Sciences’ business and (ii) as set forth on Schedule 3.8.

      3.9  Intellectual Property.

      (a)  Schedule 3.9 is a true and complete list of all of the United States and foreign material patents, patent applications, licenses, trademarks, tradenames, service marks and rights (collectively, the

“Intellectual Property”) used by Lipid Sciences in the conduct of its business. Except as disclosed on Schedule 3.9

(i) all of the Intellectual Property is licensed or owned by Lipid Sciences;

(ii) none of the Intellectual Property is the subject of any pending or, to the knowledge of Lipid Sciences, threatened in writing, litigation or claim of infringement;

(iii) no license or royalty agreement to which Lipid Sciences is a party is in breach or default by Lipid Sciences or, to Lipid Sciences’ knowledge, any other party thereto or the subject of any notice of termination given or threatened in writing;

(iv) to Lipid Sciences’ knowledge, the products being developed by Lipid Sciences do not and will not infringe any trademark, service mark, trade name, copyright, trade secret, patent or confidential or proprietary rights of another, and Lipid Sciences has not received any notice contesting its right to use any Intellectual Property;

(v) Lipid Sciences has not granted any license or agreed to pay or receive any royalty in respect of any Intellectual Property; and

(vi) Lipid Sciences possesses adequate rights as licensee or owner, as appropriate, in and to all Intellectual Property.

      (b)  Lipid Sciences has no knowledge which, directly or indirectly, indicates an infirmity in any claim of the material United States and foreign patents, and patent applications (collectively “Lipid Patent(s)”) or any basis for invalidity or unenforceability of any claim of the Lipid Patents.

      (c)  Lipid Sciences has no knowledge which, directly or indirectly, indicates that the licensor in each license agreement under which Lipid Sciences has been granted rights does not own the entire unencumbered right, title and interest in and to the Intellectual Property which is the subject of the license.

      (d)  Lipid Sciences has delivered to NZ or made available to NZ by inspection and copying a true copy of each document in Lipid Sciences’ possession relating directly or indirectly to each Lipid Patent and license agreement relating to the technology of Lipid Sciences’ present and intended business activities and has disclosed to NZ each and all facts, test results and other information known to Lipid Sciences which has, or to its knowledge may have, any negative impact upon the efficacy of the technology of each Lipid Patent.

      3.10  Contracts. “Contract” shall mean any material contract, lease, commitment or understanding, sales order, purchase order, agreement, indenture, mortgage, note, bond, instrument or license, whether written or verbal, which is intended or purports to be a binding and enforceable agreement. Schedule 3.10 lists all the material Contracts and arrangements of the following types to which Lipid Sciences is a party or by which it is bound, or to which any of its assets or properties is subject, including but not limited to:

(a) any collective bargaining agreement;

(b) any Contract or arrangement of any kind with any employee, consultant, medical advisor, officer or director of Lipid Sciences;

(c) any Contract or arrangement with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distributing or promotional activities, or any Contract to act as one of the foregoing, on behalf of any Person;

(d) any Contract or arrangement of any nature which involves the payment or receipt of cash or other property, an unperformed commitment, or goods or services, having a value in excess of $50,000;

(e) any Contract or arrangement pursuant to which Lipid Sciences has made or will make loans or advances, or has or will have incurred debts or become a guarantor or surety or pledged its credit on or otherwise become responsible with respect to any undertaking of another (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business);

(f) any indenture, credit agreement, loan agreement, note, mortgage, security agreement, lease of real property or personal property or agreement for financing;

(g) any Contract or arrangement involving a partnership, joint venture or other cooperative undertaking;

(h) any Contract or arrangement involving any restrictions with respect to the geographical area of operations or scope or type of business of Lipid Sciences;

(i) any power of attorney or agency agreement or arrangement with any Person pursuant to which such Person is granted the authority to act for or on behalf of Lipid Sciences, or Lipid Sciences is granted the authority to act for or on behalf of any Person;

(j) any Contract relating to any corporate acquisition or disposition by Lipid Sciences, or any acquisition or disposition of any subsidiary, division, line of business, or real property, during the five years prior to the date of this Agreement; and

(k) any Contract not specified above that is material to Lipid Sciences.

      Lipid Sciences has made available to NZ true and complete copies of each document listed on Schedule 3.10, and a written description of each oral arrangement so listed. Except as disclosed on Schedule 3.10, the cancellation of any such Contracts at any time by the other party, would not have a Lipid Sciences Material Adverse Effect.

      3.11  Insurance. Schedule 3.11 contains an accurate and complete list of all policies of fire, liability, workers’ compensation, product liability, professional malpractice, title and other forms of insurance owned or held by Lipid Sciences, and Lipid Sciences has heretofore delivered to NZ a true and complete copy of all such policies. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been, or prior to the Closing Date, will be, paid, and no notice of cancellation or termination has been received with respect to any such policy. Except as set forth in Schedule 3.11, Lipid Sciences has not been refused any insurance with respect to its assets or operations, and its coverage has not been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance, during the last two years. Such insurance policies provide types and amounts of insurance customarily obtained by businesses similar to the business of Lipid Sciences.

      3.12  Employee Benefit Plans. Except as set forth in Schedule 3.12, neither Lipid Sciences nor any other member of the Controlled Group (as hereinafter defined) (i) has at any time maintained, contributed to or participated in, (ii) has or had at any time any obligation to maintain, contribute to or participate in, or (iii) has any liability or contingent liability, direct or indirect, with respect to: any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), oral or written retirement or deferred compensation plan, incentive compensation plan, stock plan, consulting agreement, unemployment compensation plan, vacation pay plan, severance plan, bonus plan, stock compensation plan or any other type or form of employee-related (or independent contractor-related) arrangement, program, policy, plan or agreement. For purposes of this Agreement, the term “Controlled Group” shall refer to Lipid Sciences and each other corporation or other entity under common control with Lipid Sciences (pursuant to the provisions of Sections 414(b), (c), (m) or (o) of the Code) at any time during the 60-month period ending on the Closing Date.

      3.13  Employees; Labor Matters.

      (a)  Schedule 3.13 lists all the written employment, consulting and similar agreements which are currently in effect to which Lipid Sciences is a party. Lipid Sciences has conducted and currently is conducting its business in material compliance with all Laws relating to employment and employment practices, terms and conditions of employment, wages and hours and nondiscrimination in employment. In the opinion of management, the relationship of Lipid Sciences with its employees is good and there is, and during the past two years there has been, no labor strike, dispute, slow-down, work stoppage or other labor difficulty pending or, to Lipid Sciences’ knowledge, threatened against or involving Lipid Sciences. None of the employees of Lipid Sciences is covered by any collective bargaining agreement, no collective bargaining agreement is currently being negotiated and no attempt is currently being made, or during the past two years has been made, to organize any employees of Lipid Sciences to form or enter a labor union or similar organization.

      (b)  Except as disclosed on balance sheets of Lipid Sciences forming a part of the Lipid Sciences Financial Statements or on Schedule 3.13, Lipid Sciences has no material liability for any vacation time, vacation pay, retirement benefits, disability or other insurance benefits or severance pay attributable to services rendered prior to the date of each such balance sheet.

      3.14  Tax Matters.

      (a)  “Taxes”, as used in this Agreement, means any Federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any Governmental Authority, and includes any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any tax liability. “Tax Return”, as used in this Agreement, means a report, return or other information required to be supplied to a Governmental Authority with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities.

      (b)  Lipid Sciences has duly filed all Tax Returns required to be filed by it under applicable law or filed appropriate extensions which have not yet expired and will file all Tax Returns required to be filed by it at or prior to the Effective Time under applicable law. All Tax Returns were in all material respects (and, as to Tax Returns not filed as of the execution of this Agreement, will be) true, complete and correct and filed on a timely basis, or extended as permitted by law.

      (c)  Lipid Sciences has, within the time and in the manner prescribed by law, paid (and until the Effective Time will pay within the time and in the manner prescribed by law) all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

      (d)  There are no material liens for Taxes upon the assets of Lipid Sciences except liens for Taxes not yet due.

      (e)  Lipid Sciences has complied (and until the Effective Time will comply) in all material respects with the provisions of the Code relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required.

      (f)  Except as disclosed on Schedule 3.14, no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Lipid Sciences.

      (g)  Except as disclosed on Schedule 3.14, Lipid Sciences has not received any Tax Rulings (as defined below) or entered into any Closing Agreements (as defined below) with any taxing authority that would have a continuing adverse effect after the Effective Time. “Tax Ruling”, as used in this Agreement, shall mean a written ruling of a taxing authority relating to Taxes. “Closing Agreement”, as used in this Agreement, shall mean a written and legally binding agreement with a taxing authority relating to Taxes.

      (h)  Schedule 3.14 contains a list of states, territories and jurisdictions (whether foreign or domestic) to which any Taxes are properly payable by Lipid Sciences.

      3.15  Environmental Regulations. Lipid Sciences is in compliance in all material respects with all applicable federal, state and local laws and regulations governing the environment, public health and safety and employee health and safety (including all provisions of the Occupational Safety and Health Act (“OSHA”)) and no charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand or notice has been filed or commenced against Lipid Sciences and, to the knowledge of Lipid Sciences, no such charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand or notice is pending or threatened in writing.

      3.16  Litigation.

      (a)  There are no actions, suits, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations pending or, to Lipid Sciences’ knowledge, threatened in writing against Lipid Sciences or any of Lipid Sciences’ officers or directors in their capacity as such, or any of their respective properties or businesses, and Lipid Sciences is not aware of any facts or circumstances which may reasonably be likely to give rise to any of the foregoing. All of the proceedings pending against Lipid Sciences are covered and being defended by insurers (subject to such deductibles as are set forth in such Schedule). Except as disclosed on Schedule 3.16, Lipid Sciences is not subject to any order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Authority. Lipid Sciences has not entered into any agreement to settle or compromise any proceeding pending or threatened in writing against it which has involved any obligation for which Lipid Sciences has any continuing obligation.

      (b)  There are no claims, actions, suits, proceedings, or investigations pending or, to Lipid Sciences’ knowledge, threatened in writing by or against Lipid Sciences with respect to this Agreement or the Articles of Amendment and Merger, or in connection with the transactions contemplated hereby or thereby, and Lipid Sciences has no reason to believe there is a valid basis for any such claim, action, suit, proceeding or investigation.

      3.17  No Conflict of Interest. Except as disclosed on Schedule 3.17, to Lipid Sciences’ knowledge, no Person has or claims to have any direct or indirect interest in any tangible or intangible property used in the business of Lipid Sciences, except as a holder of shares of Lipid Sciences Common Stock, Lipid Sciences Warrants or Lipid Sciences Options.

      3.18  Bank Accounts. Schedule 3.18 sets forth the names and locations of each bank or other financial institution at which Lipid Sciences has either an account (giving the account numbers) or safe deposit box and the names of all Persons authorized to draw thereon or have access thereto, and the names of all Persons, if any, now holding powers of attorney or comparable delegation of authority from Lipid Sciences and a summary statement thereof.

      3.19  Compliance with Laws. Lipid Sciences is not subject to and is not in default of any order of any court, Governmental Authority or other agency or arbitration board or tribunal to which Lipid Sciences is or was subject within the past two years and is not in violation of any laws, ordinances, governmental rules or regulations (including, but not limited to, those relating to environmental, safety, building, product safety or health standards or labor or employment matters) to which Lipid Sciences is or was subject within the past two years, except to the extent failure to comply would not have a Lipid Sciences Material Adverse Effect. The business of Lipid Sciences is being, and at the Closing will be, conducted in compliance with all applicable laws, ordinances, rules and regulations applicable to it (including, but not limited to, those relating to environmental, safety, building, product safety or health standards or labor or employment matters, except to the extent failure to comply would not have a Lipid Sciences Material Adverse Effect).

      3.20  Broker’s/ Finder’s Fees. Except for its engagement of MDB Capital Group, LLC, Lipid Sciences has not used any broker or finder in connection with the transactions contemplated by this Agreement, and NZ has not and shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with brokerage or finder’s fees or other commissions payable as a result of actions taken by Lipid Sciences with respect to any broker or finder in connection with the Merger contemplated by this Agreement.

      3.21  Board Recommendation. The Board of Directors of Lipid Sciences, at a special meeting of such Board held on July 3, 2001, approved this Agreement, the Merger and the other transactions contemplated hereby on the terms and conditions set forth herein and has determined to recommend that the stockholders of Lipid Sciences approve this Agreement and the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NZ

      In order to induce Lipid Sciences to enter into this Agreement and to consummate the Related Transactions, including the Merger, contemplated hereby, NZ makes the following representations and warranties to Lipid Sciences. For purposes of the representations and warranties by NZ, the term NZ shall include NZ and, where applicable, each of its subsidiaries, unless otherwise indicated.

      4.1  Due Incorporation.

      (a)  NZ is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona with all requisite power and authority to own, lease and operate its properties and to carry on its businesses as they are now being owned, leased, operated and conducted. NZ, in light of its current operations and properties, is not required to qualify as a foreign corporation in any jurisdiction and is not qualified to do business in any jurisdiction other than its jurisdiction of incorporation. True, correct and complete copies of the current Certificate of Incorporation and By-laws, as amended or restated, and minutes of meetings (or written consents in lieu of meetings) of the Board of Directors (and all committees thereof) and stockholders of NZ since January 1, 1998 have been, or prior to the Closing Date will have been, delivered to Lipid Sciences.

      (b)  Schedule 4.1 sets forth all the subsidiaries or affiliates, either wholly or partially owned, of NZ. NZ does not own any economic, voting or management interest in any corporation, proprietorship, firm, partnership, limited partnership, trust, association, individual or other entity except as set forth on Schedule 4.1. Each entity listed on Schedule 4.1 is a duly organized, validly existing and in good standing under the laws of the state of its incorporation or formation with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted. Each entity listed on Schedule 4.1 is qualified or licensed to do business and is in good standing as a foreign corporation or entity in each jurisdiction where the nature of the properties owned, leased or operated by it and the business transacted by it requires such qualification or licensing, except where the failure to be so qualified or licensed would not have an NZ Material Adverse Effect (as defined in Section 4.6 hereof). The jurisdictions in which the entities listed on Schedule 4.1 are qualified or licensed to do business as a foreign corporation are also set forth on Schedule 4.1.

      4.2  Due Authorization. NZ has full power and authority to enter into this Agreement, the Articles of Amendment and Merger, and the Certificate of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by NZ of this Agreement have been, or, in the case of the Articles of Amendment and Merger and Certificate of Merger, prior to the Closing Date will be, duly and validly approved and authorized by the Special Committee of the Board of Directors of NZ, and, subject to obtaining the necessary approval of the Merger by the stockholders of NZ, no other actions or proceedings on the part of NZ are necessary to authorize this Agreement, the Articles of Amendment and Merger, the Certificate of Merger and the transactions contemplated hereby and thereby. NZ has duly and validly executed and delivered this Agreement and will duly and validly execute and deliver the Articles of Amendment and Merger and Certificate of Merger. Subject to obtaining the necessary approval of the stockholders of NZ, this Agreement constitutes the legal, valid and binding obligation of NZ, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other laws from time to time in effect which affect creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

      4.3  Consents and Approvals; Non-Contravention.

      (a)  Except as set forth on Schedule 4.3, for the approval of the NZ stockholders, for the filing the Articles of Amendment and Merger and of the Certificate of Merger with the appropriate authorities pursuant to the ABCA and the DGCL, respectively, and the filing of the Registration Statement (as set forth in Section 5.5), no permit, consent, authorization or approval of, or filing or registration with, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by NZ of this Agreement, the Articles of Amendment and Merger or the Certificate of Merger, or the consummation of the transactions contemplated hereby or thereby, or for the lawful continued operation of the business currently conducted by NZ and Lipid Sciences by NZ following the Effective Time.

      (b)  Except as would not result in an NZ Material Adverse Effect, the execution, delivery and performance by NZ of this Agreement, the Article of Amendment and Merger, and the Certificate of Merger do not and will not (A) violate any Law, (B) violate or conflict with, result in a breach or termination of, constitute a default (or a circumstance which, with or without notice or lapse of time or both, would constitute a default) or give any third party any additional right (including a termination right) under, permit cancellation of, or result in the creation of any Lien (except for any Lien for taxes not yet due and payable) upon any of the assets or properties of NZ under any contract to which NZ is a party or by which NZ or any of its assets or properties is bound; (C) permit the acceleration of the maturity of any indebtedness of NZ or indebtedness secured by NZ’s assets or properties; or (D) violate or conflict with any provision of the Certificate of Incorporation or By-laws of NZ.

      (c)  NZ has obtained and is in compliance with all Permits that are required for the complete operation of the business of NZ as currently operated, except for any Permits the absence of which would not result in an NZ Material Adverse Effect. All of the Permits are currently valid and in full force and, to the knowledge of NZ, no revocation, cancellation or withdrawal thereof has been threatened. NZ has filed such timely and complete renewal applications as may be required with respect to the Permits. Except as set forth on Schedule 4.3, to NZ’s knowledge, the Permits, in their current state, will allow NZ to continue to operate its business following the Effective Time in substantially the same manner as the business of NZ is currently operated.

      4.4  Capitalization.

      (a)  The authorized capital stock of NZ consists of 30,000,000 shares of NZ Common Stock and 10,000,000 shares of Preferred Stock. On the date hereof, there are issued and outstanding 6,816,936 shares of NZ Common Stock and no shares of Preferred Stock. All of the issued and outstanding shares of NZ Common Stock are validly issued, fully paid and nonassessable and the issuance thereof was not subject to preemptive rights.

      (b)  Except as set forth on Schedule 4.4, there are no shares of NZ Common Stock or other equity securities (whether or not such securities have voting rights) of NZ issued or outstanding or any subscriptions, options, warrants, call rights, convertible securities or other agreements or commitments of any character obligating NZ to issue, transfer or sell any shares of capital stock or other securities (whether or not such securities have voting rights) of NZ. Except as set forth on Schedule 4.4, there are no outstanding contractual obligations of NZ which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of NZ.

      4.5  Financial Statements; Undisclosed Liabilities; Other Documents. For purposes of this Agreement, “NZ Financial Statements” shall mean the audited financial statements of NZ as at December 31, 1999 and December 31, 2000 and the unaudited financial statements of NZ as at March 31, 2001 (including all notes thereto) which have been previously delivered to Lipid Sciences, consisting of the balance sheets at such dates and, with respect to the audited NZ Financial Statements, the related statements of income and cash flow for each of the twelve-month periods ended December 31, 1999 and December 31, 2000, and with respect to the unaudited NZ Financial Statements, the related statements of income and cash flow for the three-month period ended March 31, 2001. The NZ Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly the financial position, assets and liabilities of NZ as at the dates thereof and the revenues, expenses, results of operations and cash flows of NZ for the periods covered then ended (subject, in the case of the unaudited interim NZ Financial Statements to normal year-end audit adjustments consistent with past practice). The NZ Financial Statements are in accordance with the books and records of NZ, do not reflect any transactions which are not bona fide transactions and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading. The NZ Financial Statements make full and adequate disclosure of, and provision for, all obligations and liabilities of NZ as of the date thereof. The NZ Financial Statements when filed with the Securities and Exchange Commission, complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Securities and Exchange Commission with respect thereto.

      4.6  No Adverse Effects or Changes. Except as disclosed in or reflected in the NZ Financial Statements, or as contemplated by this Agreement, the Articles of Amendment and Merger or the Certificate of Merger, since December 31, 2000, NZ has not (i) taken any of the actions set forth in Section 5.3, (ii) suffered any NZ Material Adverse Effect, (iii) suffered any damage, destruction or Loss to any of its assets or properties (whether or not covered by insurance), or (iv) increased the compensation of any executive officer of NZ. For purposes of this Agreement, “NZ Material Adverse Effect” shall mean an effect on the business, operations, assets, liabilities, results of operations, cash flows, or condition (financial or otherwise) of NZ which is materially adverse to NZ.

      4.7  Title to Personal Properties. NZ (i) has good and marketable title to, and is the lawful owner of, all of the tangible and intangible assets, personal property and rights reflected in the NZ Financial Statements and (ii) at the Effective Time will have good and marketable title to, and will be the lawful owner of, all of such tangible and intangible assets, properties and rights, in any case free and clear of any Liens, except for (x) any Lien for current taxes not yet due and payable, and (y) minor Liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of NZ.

      4.8  Real Property.

      (a)  Schedule 4.8 contains a true, correct and complete list and brief description of all real property owned, leased or subleased by NZ, all of which are hereinafter referred to as the “Real Property.” Except as set forth on Schedule 4.8, none of the Real Property is subleased to or occupied by any person other than NZ. NZ has provided to Lipid Sciences true, correct and complete copies of the deeds, mortgage documentation, title insurance documentation and leases of or relating to the Real Property.

      (b)  All buildings, structures, improvements, fixtures, facilities, equipment, all components of all buildings, structures and other improvements included within the Real Property owned by NZ, including but not limited to the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein conform in all material respects to all applicable statutes, rules, regulations, ordinances, orders, writs, injunctions, judgments, decrees, awards and restrictions of every governmental entity having jurisdiction over any of the Real Property owned by NZ, and every instrumentality or agency thereof (including, without limitation, applicable statutes, rules, regulations, orders and restrictions relating to zoning, land use, safety, health, environment, hazardous substances, pollution controls, employment and employment practices and access by the handicapped) (collectively, “Property Laws”). There are no outstanding material contracts made by NZ for any completed improvements to the Real Property owned by NZ which have not been fully paid for except as disclosed on Schedule 4.8 No person other than NZ owns any equipment or other tangible assets or properties situated on the Real Property owned by NZ or necessary to the operation of its business, except for leased items disclosed in Schedule 4.8 hereto.

      (c)  The use and operation by NZ of the Real Property is in compliance in all material respects with all Property Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property. As of the Effective Date, NZ shall have the right under all Property Laws to continue the use and operation of the Real Property. NZ has not received any written notice of any violation (or claimed violation) of or investigation regarding any Property Laws.

      (d)  None of the buildings, structures and other improvements located on the Real Property owned by NZ, the appurtenances thereto or the equipment therein or the operation or maintenance thereof violates any restrictive covenant or materially encroaches on any property owned by others or any easement, right of way or other encumbrance or restriction affecting or burdening such Real Property owned by NZ in any manner which would have a material adverse effect on the use and operation or value of any portion of the Real Property owned by NZ, nor does any building or structure of any third party encroach upon the Real Property owned by NZ or any easement or right of way benefiting the Real Property owned by NZ. The Real Property owned by NZ and its continued use, occupancy and operation as used, occupied and operated in the conduct of the business of NZ does not constitute a nonconforming use under any Property Law. NZ has not received any written notice and is not aware of any encroachment on any property owned by others.

      (e)  Except as set forth on Schedule 4.8, NZ has not received written notice of, or otherwise had actual knowledge of, any condemnation, fire, health, safety, building, environmental, hazardous substances, pollution control, zoning or other land use regulatory proceedings, either instituted or planned to be instituted, which would have a material adverse effect on the use and operation or value of any portion of the Real Property owned by NZ or the value of any material portion of the Real Property owned by NZ, nor has NZ received notice of any special assessment proceedings affecting any of the Real Property owned by NZ.

      (f)  The rent set forth in each of the leases listed in Schedule 4.8 is the actual rent currently being paid by NZ, there are no separate agreements or understandings with respect to same, and NZ is current on such rental obligations. NZ currently has the full right to exercise any renewal options contained in any of the leases on the terms and conditions contained therein and, upon due exercise, currently would be entitled to enjoy the use of each leased premises for the full term of such renewal options. To the knowledge of NZ, the leased Real Property is occupied under a valid and current occupancy permit or the like to the extent required by law and assuming all requisite consents are received. Except as set forth in Schedule 4.8, the leased Real Property may be occupied after the Effective Date, in substantially the same manner as before the Effective Date. NZ enjoys peaceful and quiet possession of its leased premises, is not in default under any such leasehold and NZ has not been informed that the lessor under any of the leases has taken action or threatened to terminate the lease before the expiration date specified in the lease.

      4.9  Liabilities. Except to the extent reflected or reserved against on the balance sheets of NZ constituting a part of the NZ Financial Statements, NZ has no debts, liabilities or obligations of any nature other than liabilities incurred subsequent to the date of such balance sheets in the ordinary course of NZ’s business.

      4.10  Intellectual Property. Schedule 4.10 is a true and complete list of all Intellectual Property used by NZ in the conduct of its business. Except as disclosed on Schedule 4.10:

(a) all of the Intellectual Property is owned by NZ free and clear of all Liens, and is not subject to any license, royalty or other agreement;

(b) none of the Intellectual Property has been or is the subject of any pending or, to the knowledge of NZ, threatened in writing, litigation or claim of infringement;

(c) no license or royalty agreement to which NZ is a party is in breach or default by NZ or, to NZ’s knowledge, any other party thereto or the subject of any notice of termination given or threatened in writing;

(d) the services provided by NZ and any process, method, part, design or material it employs, do not, to NZ’s knowledge, infringe any trademark, service mark, trade name, copyright, trade secret, patent or confidential or proprietary rights of another, and NZ has not received any notice contesting its right to use any Intellectual Property;

(e) NZ has not granted any license or agreed to pay or receive any royalty in respect of any Intellectual Property; and

(f) NZ owns or possesses adequate rights in and to all Intellectual Property necessary to conduct its business as presently conducted.

      4.11  Contracts. Schedule 4.11 lists all the material Contracts and arrangements of the following types to which NZ is a party or by which it is bound, or to which any of its assets or properties is subject, including but not limited to:

(a) any collective bargaining agreement;

(b) any Contract or arrangement of any kind with any employee, consultant, advisor, officer or director of NZ;

(c) any Contract or arrangement with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distributing or promotional activities, or any Contract to act as one of the foregoing, on behalf of any Person;

(d) any Contract or arrangement of any nature which involves the payment or receipt of cash or other property, an unperformed commitment, or goods or services, having a value in excess of $50,000;

(e) any Contract or arrangement pursuant to which NZ has made or will make loans or advances, or has or will have incurred debts or become a guarantor or surety or pledged its credit on or otherwise become responsible with respect to any undertaking of another (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business);

(f) any indenture, credit agreement, loan agreement, note, mortgage, security agreement, lease of real property or personal property or agreement for financing;

(g) any Contract or arrangement involving a partnership, joint venture or other cooperative undertaking;

(h) any Contract or arrangement involving any restrictions with respect to the geographical area of operations or scope or type of business of NZ;

(i) any power of attorney or agency agreement or arrangement with any Person pursuant to which such Person is granted the authority to act for or on behalf of NZ, or NZ is granted the authority to act for or on behalf of any Person;

(j) any Contract relating to any corporate acquisition or disposition of NZ, or any acquisition or disposition of any subsidiary, division, line of business, or real property, during the five years prior to the date of this Agreement; and

(k) any Contract not specified above that is material to NZ.

      NZ has made available to Lipid Sciences true and complete copies of each document listed on Schedule 4.11, and a written description of each oral arrangement so listed. The cancellation of any such Contracts at any time by the other party would not have an NZ Material Adverse Effect.

      4.12  Insurance. Schedule 4.12 contains an accurate and complete list of all policies of fire, liability, workers’ compensation, product liability, professional malpractice, title and other forms of insurance owned or held by NZ, and NZ has heretofore delivered to Lipid Sciences a true and complete copy of all such policies. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been, or prior to the Closing Date, will be, paid, and no notice of cancellation or termination has been received with respect to any such policy. Except as set forth in Schedule 4.12, NZ has not been refused any insurance with respect to its assets or operations, and its coverage has not been limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance, during the last two years. Such insurance policies provide types and amounts of insurance customarily obtained by businesses similar to the business of NZ.

      4.13  Employee Benefit Plans. Except as set forth on Schedule 4.13, NZ has no employee benefit plans. Notwithstanding the foregoing, at the Closing Date NZ may establish the contemplated Performance Equity Plan (“NZ Performance Equity Plan”) and by reason of the Merger will assume the Lipid Sciences Warrants, Lipid Sciences Options and the option plan of Lipid Sciences.

      4.14  Tax Matters.

(a) NZ has duly filed all Tax Returns required to be filed by it under applicable law or filed appropriate extensions which have not yet expired and will file all Tax Returns required to be filed by it at or prior to the Effective Time under applicable law. All Tax Returns were in all material respects (and, as to Tax Returns not filed as of the date hereof, will be) true, complete and correct and filed on a timely basis or extended as permitted by law.

(b) NZ has, within the time and in the manner prescribed by law, paid (and until the Effective Time will pay within the time and in the manner prescribed by law) all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

(c) There are no material liens for taxes upon the assets of NZ except liens for Taxes not yet due.

(d) NZ has complied (and until the Effective Time will comply) in all respects with the provisions of the Code relating to the payment and withholding of Taxes, including, without limitation, the withholding and reporting requirements under Code Sections 1441 through 1464, 3401 through 3606, 6041 and 6049, as well as similar provisions under any other Laws, and has, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required.

(e) No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of NZ.

(f) NZ has not received any Tax Rulings or entered into any Closing Agreements with any taxing authority that would have a continuing adverse effect after the Effective Time.

(g) NZ has made and after the date of this Agreement will make available to Lipid Sciences complete and accurate copies of (i) all Tax Returns, and any amendments thereto, filed by NZ, (ii) all audit reports received from any taxing authority relating to any Tax Return filed by NZ and (iii) any Closing Agreements entered into by NZ with any taxing authority.

(h) The United States government (with respect to United States Federal income taxes) and Arizona, New Mexico and Oklahoma (with respect to state income and franchise taxes) are the only states, territories and jurisdictions (whether foreign or domestic) to which any Taxes are properly payable by NZ.

      4.15  Environmental Regulations. NZ is in compliance in all material respects with all applicable federal, state and local laws and regulations governing the environment, public health and safety and employee health and safety (including all provisions of OSHA) and no charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand or notice has been filed or commenced against NZ and, to the knowledge of NZ, no such charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand or notice is pending or threatened in writing.

      4.16  Litigation. Except as set forth on Schedule 4.16, (a) there are no actions, suits, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations pending or, to NZ’s knowledge, threatened in writing against NZ or any of the officers or directors of NZ in their capacity as such, or any of their respective properties or businesses, and NZ is not aware of any facts or circumstances which may give rise to any of the foregoing; NZ is not subject to any order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Authority; NZ has not entered into any agreement to settle or compromise any proceeding pending or threatened in writing against it, which has involved any obligation for which NZ has any continuing obligation; and (b) there are no claims, actions, suits, proceedings, or investigations pending or, to NZ’s knowledge, threatened in writing by or against NZ with respect to this Agreement or the Articles of Amendment and Merger, or in connection with the transactions contemplated hereby or thereby, and NZ has no reason to believe there is a valid basis for any such claim, action, suit, proceeding or investigation.

      4.17  No Conflict of Interest. Except as disclosed on Schedule 4.17 to NZ’s knowledge, no person has claims to have any direct or indirect interest in any tangible or intangible property used in the business of NZ, except as a holder of shares of NZ Common Stock.

      4.18  Bank Accounts. Schedule 4.18 sets forth the names and locations of each bank or other financial institution at which NZ has either an account (giving the account numbers) or safe deposit box and the names of all Persons authorized to draw thereon or have access thereto, and the names of all Persons, if any, now holding powers of attorney or comparable delegation of authority from NZ and a summary statement thereof.

      4.19  Compliance with Laws. NZ is not in default under any order of any court, Governmental Authority or other agency or arbitration board or tribunal to which NZ is or was subject within the past two years or in violation of any laws, ordinances, governmental rules or regulations (including, but not limited to, those relating to environmental, safety, building, product safety or health standards or labor or employment matters) to which NZ is or was subject within the past two years, except to the extent failure to comply would not have an NZ Material Adverse Effect. The business of NZ is being, and at the Closing will be, conducted in compliance with all applicable laws, ordinances, rules and regulations applicable to it (including, but not limited to, those relating to environmental, safety, building, product safety or health standards or labor or employment matters), except to the extent failure to comply would not have an NZ Material Adverse Effect.

      4.20  Broker’s/ Finder’s Fees. NZ has not used any broker or finder in connection with the transactions contemplated by this Agreement, and Lipid Sciences has not and shall not have any liability or otherwise suffer or incur any loss as a result of or in connection with any brokerage or finder’s or other commission payable as a result of any actions taken by NZ with respect to any broker or finder in connection with the Merger contemplated by this Agreement.

      4.21  Special Committee Recommendation. The Special Committee of the Board of Directors of NZ, at a meeting of such Committee held on June 29, 2001, approved this Agreement, the Merger and the other transactions contemplated hereby on the terms and conditions set forth herein and has determined to recommend that the stockholders of NZ approve this Agreement and the Merger (subject to the fiduciary duty of the Board of Directors under applicable law).

      4.22  Employee Matters. Except as set forth on Schedule 4.22, NZ is not a party to any employment agreement or consulting or similar agreement for the present or future provision of services to NZ. NZ has conducted and currently is conducting its business in material compliance with all Laws relating to employment and employment practices, terms and conditions of employment, wages and hours and nondiscrimination in employment. NZ has no liability for any vacation pay, vacation time, retirement benefits, health, disability or other insurance benefits or severance pay, other than those incurred in the ordinary course of business and an obligation of approximately $1,300 per month in payment of a life annuity contract.

      4.23  SEC Filings. NZ has heretofore delivered to Lipid Sciences all registrations statements filed with the Securities and Exchange Commission (“SEC”) that are effective and not otherwise withdrawn, its most recent Form 10-K for the fiscal year ended December 31, 2000 and all subsequent Form 8-K’s,

Form 10-Q’s, proxy statements and other documents together with all exhibits thereto, as filed with the SEC (the “SEC Filings”). The SEC Filings were timely filed with the SEC and as of their respective filing dates did not contain a misstatement of a material fact or an omission of a material fact required to be stated therein or necessary to make the statements therein not misleading as of the time such documents were filed. No other document or report has been required to be filed by NZ with the SEC which has not been filed and, with the exception of the execution of this Agreement and consummation of the Merger, no event or transaction has occurred or is contemplated which will hereafter be required to be disclosed by the Company in a Form 10-K, Form 10-Q, Form 8-K or similar filing. NZ shall cause to be filed all periodic and current reports required to be filed with the SEC for all periods after execution of their Agreement through the Closing Date.

      4.24  Opinion of Financial Advisor. NZ has received the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the financial advisor to NZ, dated the date of this Agreement, that, as of such date, the consideration to be paid to the Lipid Sciences Stockholders in the Merger to which NZ is a party, in the opinion of such advisors, is fair to the NZ stockholders from a financial point of view, and a signed copy of the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. has been delivered to Lipid Sciences.

      4.25  Takeover Laws: Legal Limitations on Share Purchases. By NZ stockholder action on May 10, 1991, NZ elected not to be subject to the provisions of Section 10-2721 through 10-2743 of the ABCA, and such election is currently in effect. NZ has provided to Lipid Sciences copies of the shareholder action taken on May 10, 1991. NZ has not and will not engage in any transaction that is in violation of Section 10-2704. There is no provision of law or of the Certificate of Incorporation or Bylaws of NZ that would impose any additional procedural, voting, approval, fairness or other restriction on the transfer or voting of any shares of NZ Common Stock.

ARTICLE V

COVENANTS

      5.1  Implementing Agreement. Subject to the terms and conditions hereof, each party hereto shall use its commercially reasonable efforts to take all action required of it to fulfill its obligations under the terms of this Agreement, the Certificate of Merger and to facilitate the consummation of the transactions contemplated hereby and thereby.

      5.2  Access to Information and Facilities

(a) From and after the date of this Agreement, Lipid Sciences shall allow NZ and its representatives access during normal business hours to all of the facilities, properties, books, Contracts, commitments and records of Lipid Sciences and shall make the officers and employees of Lipid Sciences available to NZ and its representatives as NZ or its representatives shall from time to time reasonably request. NZ and its representatives will be furnished with any and all information concerning Lipid Sciences, which NZ or its representatives reasonably request.

(b) From and after the date of this Agreement, NZ shall give Lipid Sciences and its representatives access during normal business hours to all of the facilities, properties, books, Contracts, commitments and records of NZ (and its subsidiaries and affiliates) and shall make the officers and employees of NZ (and its subsidiaries and affiliates) available to Lipid Sciences and its representatives as Lipid Sciences or its representatives shall from time to time reasonably request. Lipid Sciences and its representatives will be furnished with any and all information concerning NZ, which Lipid Sciences or its representatives reasonably request.

      5.3  Preservation of Business. Subject to the terms of this Agreement, from the date of this Agreement until the Closing Date, each of Lipid Sciences and NZ (which for the purposes of their covenant includes its subsidiaries and affiliates), as the case may be, shall operate only in the ordinary and usual course of business consistent with past practice, and shall use reasonable commercial efforts to

(a) preserve intact the present business organization of Lipid Sciences and NZ, as the case may be, (b) preserve the good will and advantageous relationships of Lipid Sciences and NZ, as the case may be, with employees and other Persons material to the operation of their respective businesses, and (c) not permit any action or omission within its control which would cause any of the representations or warranties of Lipid Sciences and NZ, as the case may be, contained herein to become inaccurate in any material respect or any of the covenants of Lipid Sciences and NZ, as the case may be, to be breached in any material respect. Without limiting the generality of the foregoing, except as set forth on Schedule 3.6 with respect to Lipid Sciences, and Schedule 4.6 with respect to NZ, prior to the Closing, neither Lipid Sciences nor NZ will, without having obtained the prior written consent of the other:

(a) incur any obligation or enter into any Contract which either (i) requires a payment in excess of, or a series of payments which in the aggregate exceed, $100,000 as to Lipid Sciences and $2,000,000 as to NZ or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $100,000 as to Lipid Sciences and $2,000,000 as to NZ (provided, however, Lipid Sciences may enter into agreements for construction and equipping of facilities at Pleasanton, California up to an aggregate of $300,000, enter into an employment agreement to hire Jan Johannsen as Vice President with a base salary amount of $200,000, enter into agreements with Covance Health Economics and Outcome Services Inc., SRI International and Fitch Inc., regardless as to time of performance), or (ii) has a term of, or requires the performance of any obligations over time by Lipid Sciences or NZ, in excess of one year (except as noted above) or (iii) relates to any renewal, revision or new policy of directors and officers liability insurance;

(b) take any action, or enter into or authorize any Contract or transaction other than in the ordinary course of business and consistent with past practice (provided, however, Lipid Sciences may enter into agreements for construction and equipping of facilities at Pleasanton, California up to an aggregate of $300,000, enter into an employment agreement to hire Jan Johannsen as Vice President with a base salary amount of $200,000, enter into agreements with Covance Health Economics and Outcome Services Inc., SRI International and Fitch Inc.), or renew, revise or purchase a new policy of directors and officers liability insurance;

(c) as applicable, sell, transfer, convey, assign or otherwise dispose of any of its assets or properties, except in the ordinary course of business (which in the case of NZ includes transactions of less than $2,000,000 in value);

(d) waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value in an amount greater than $100,000 as to Lipid Sciences and $2,000,000 as to NZ, other than actions taken that are consistent with normal past business practices;

(e) make any material changes in its accounting systems, policies, principles or practices;

(f) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any shares of its capital stock or any other securities, or amend any of the terms of any such securities; provided, however, Lipid Sciences may issue options to purchase up to 100,000 shares of common stock of Lipid Sciences to Jan Johannsen;

(g) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities;

(h) other than in the ordinary course of business or consistent with prior business practices, make any borrowings, incur any debt (other than trade payables in the ordinary course of business or equipment leases entered into in the ordinary course of business), or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person other than a subsidiary, or make any unscheduled payment or repayment of principal in respect of any Short Term Debt or Long Term Debt. “Long Term Debt” shall mean the aggregate original principal amount (less any cash repayments of principal previously made) of, and any and all accrued interest on, all indebtedness with respect to borrowed money and all other obligations (or series of related obligations) to pay money with respect to extensions of credit, including capitalized lease and deferred compensation obligations, except indebtedness or obligations for which all installments are payable within six months from the date of the advancement of funds or extension of credit. The term “Short Term Debt” shall include any amount listed or to be listed as a current liability on financial statements which reflects the current portion or final installments of obligations originally reflected as noncurrent liabilities;

(i) make any new loans or advances to any other Person other than in the ordinary course of business or consistent with prior business practices.

(j) make any capital contributions to or new investments to any other person, other than to a subsidiary;

(k) except as contemplated by this Agreement, enter into, adopt, amend or terminate any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan and arrangement or enter into any contract, agreement, commitment or arrangement to do any of the foregoing other than actions taken in the ordinary course of business consistent with prior business practices;

(l) acquire, lease or encumber any assets outside the ordinary course of business or which are assets material to its operations;

(m) authorize or make any capital expenditures which individually or in the aggregate are in excess of $200,000 other than planned expenditures for the development, establishment or expansion of operations consistent with past business practices (provided, however, Lipid Sciences may enter into contracts for the construction and equipping of office facilities in Pleasanton, California);

(n) make any Tax election or settle or compromise any federal, state, local or foreign income Tax liability, or waive or extend the statute of limitations in respect of any such Taxes;

(o) pay or agree to pay any amount in settlement or compromise of any suits or claims of liability against it or its directors, officers, employees or agents in an amount more than $100,000; or

(p) terminate, modify, amend or otherwise alter or change any of the terms or provisions of any Contract other than in accordance with ordinary business practices, or pay any amount not required by Law or by any Contract in an amount more than $100,000.

      5.4  NZ and Lipid Sciences Stockholders’ Meeting.

      (a)  Promptly following the execution of this Agreement, NZ shall call a special meeting of stockholders (the “NZ Stockholders’ Meeting”) to be held as promptly as practicable following the declaration of effectiveness by the SEC of the Registration Statement (as defined below) for the purpose, among others, of voting on the Merger contemplated herein, electing the directors set forth in Schedule 5.4, approving the amendments to the certificate of incorporation of NZ set forth in Section 6.13, and approving the NZ Performance Equity Plan. In connection with the NZ Stockholders’ Meeting, NZ shall promptly prepare and file with the SEC, as part of NZ’s Registration Statement on Form S-4 with respect to the Merger (the “Registration Statement”), a joint proxy statement/prospectus (the “Joint Proxy Statement/ Prospectus”) for dissemination to each holder of shares of NZ Common Stock. NZ shall promptly amend or supplement the Registration Statement to the extent necessary in order to make the statements therein not misleading. NZ shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC under the provisions of the Securities Act of 1933, as amended (the “Act”). NZ shall provide Lipid Sciences with copies of all filings made pursuant to this Section 5.4 and shall consult with Lipid Sciences on responses to any comments made by the staff of the SEC with respect thereto.

      (b)  Lipid Sciences, promptly following the execution of this Agreement, shall call a special meeting of stockholders (the “Lipid Sciences Stockholders’ Meeting” and, together with the NZ Stockholders’ Meeting, the “Meetings”) to be held as promptly as practicable following the declaration of effectiveness by the SEC of the Registration Statement at Lipid Sciences’ principal executive offices, for the purpose, among others, of voting on the Merger contemplated herein. In connection with the Lipid Sciences Stockholders’ Meeting, Lipid Sciences shall disseminate to each holder of shares of Lipid Sciences Common Stock for his or its information a copy of the Joint Proxy Statement/ Prospectus. Lipid Sciences shall cause its representatives to cooperate with NZ and its representatives in connection with the preparation and filing with the SEC of the Registration Statement.

      5.5  Registration of NZ Common Stock.

      (a)  As soon as practicable after the execution of this Agreement, NZ shall file the Registration Statement with the SEC for the purpose of registering the shares of Merger Common Stock for distribution to Lipid Sciences’ stockholders in the Merger.

      (b)  The information specifically designated as being supplied by NZ for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Joint Proxy Statement/ Prospectus is first mailed to Lipid Sciences and NZ stockholders, at the time of the Meetings and on the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading.

      (c)  The information specifically designated as being supplied by Lipid Sciences for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Joint Proxy Statement/ Prospectus is first mailed to Lipid Sciences and NZ stockholders, at the time of the Meetings and on the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading.

      (d)  If, at any time prior to the Effective Date, any event or circumstance relating to NZ or its officers or directors should be discovered by NZ which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/ Prospectus, NZ shall promptly inform Lipid Sciences and NZ shall promptly file such amendment to the Registration Statement.

      (e)  If, at any time prior to the Effective Date, any event or circumstance relating to Lipid Sciences or its officers or directors should be discovered by Lipid Sciences which should be set forth in a supplement to the Joint Proxy Statement/ Prospectus, Lipid Sciences shall promptly inform NZ of the same, and NZ shall promptly file such supplement to the Joint Proxy Statement/ Prospectus.

      (f)  All documents that NZ is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Act and the rules and regulations thereunder and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.

      (g)  Lipid Sciences shall cooperate and use its commercially reasonable efforts to supply NZ with all requisite information necessary to complete the Registration Statement, including, but not limited to, information relative to proxy solicitation of Lipid Sciences’ stockholders for approval of the Merger contemplated herein.

      5.6  Blue Sky Compliance. NZ shall use its commercially reasonable efforts to qualify the shares of Merger Common Stock and Rights to be issued pursuant to the Merger under the securities or “blue sky” laws of every jurisdiction of the United States in which an NZ stockholder or a Lipid Sciences stockholder has an address on the records of NZ or Lipid Sciences, as the case may be, on the record date for determining the Lipid Sciences stockholders or the NZ stockholders entitled to notice of and to vote on the Merger or to receive a Right, except any such jurisdiction with respect to which counsel for NZ has determined that such qualification is not required under the securities or “blue sky” laws of such jurisdiction.

      5.7  Agreement to Vote. Lipid Sciences will use its commercially reasonable efforts to obtain the agreements of MDB Capital Partners IV, LLC, a California limited liability company, and Aruba International Pty, an Australian company, to vote any Lipid Sciences Common Stock held of record or over which they have the authority to vote in favor of approval of this Agreement and the Merger and the Related Transactions.

      5.8  Post-Merger Board Committees. Immediately after the Effective Date, the Board of Directors of the Surviving Corporation will take such action to appoint the following committees: (i) an Audit Committee; (ii) a Compensation Committee; and (iii) a Nominating Committee; and each committee will have at least one member who is a director that is serving on the board and has been nominated by Sun NZ LLC pursuant to the terms of the Stock Purchase Agreement. In addition, if the Surviving Corporation appoints any committee of the board of directors while Sun NZ LLC has the right to nominate at least one person for election as a director pursuant to the terms of the Stock Purchase Agreement, then at least one member of any such committee will be a director that is serving on the board and has been nominated by Sun NZ LLC.

      5.9  Consents and Approvals.

      (a)  Lipid Sciences shall use commercially reasonable efforts to obtain all consents, approvals, certificates and other documents required in connection with the performance by it of this Agreement and the Related Transactions contemplated hereby, including all such consents and approvals by each party to any of the Contracts referred to on Schedule 3.3. Lipid Sciences shall make all filings, applications, statements and reports to all Governmental Authorities and other Persons which are required to be made prior to the Closing Date by or on behalf of Lipid Sciences pursuant to any applicable Law or Contract in connection with this Agreement and the transactions contemplated hereby.

      (b)  NZ shall use commercially reasonable efforts to obtain all consents, approvals, certificates and other documents required in connection with the performance by it of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to all such consents and approvals by each party to any of the Contracts referred to on Schedule 4.3. NZ shall make all filings, applications, statements and reports to all Governmental Authorities and other Persons which are required to be made prior to the Closing Date by or on behalf of NZ pursuant to any applicable Law or Contract in connection with this Agreement and the transactions contemplated hereby.

      5.10.  Maintenance of Insurance. Lipid Sciences and NZ shall continue to carry their respective existing insurance, and shall not allow any breach, default, termination or cancellation of such insurance policies or agreements to occur or exist.

      5.11  No Other Negotiations.

      (a)  Until the earlier of the Closing or the termination of this Agreement, neither NZ nor Lipid Sciences and their respective affiliates, subsidiaries, agents or representatives will (i) solicit or encourage, directly or indirectly, any inquiries, discussions or proposals for, (ii) continue, propose or enter into any negotiations or discussions looking toward, or (iii) enter into any agreement or understanding providing for any acquisition of any capital stock of the respective corporation or any part of the assets or the businesses of the respective corporation, other than as contemplated or authorized hereby. In addition, neither NZ nor Lipid Sciences and their respective affiliates, subsidiaries, agents or representatives will provide any information to any Person (other than as contemplated by this Agreement) for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition of capital stock, assets or business. Each of NZ on the one hand and Lipid Sciences on the other hand will notify the other immediately of any such inquiries or proposals or requests for information.

      (b)  Notwithstanding the foregoing subparagraph, (A) in the event that there is an unsolicited proposal to enter into a merger, business combination, purchase of substantially all the assets or similar transaction of or with NZ or Lipid Sciences, as the case may be, such party at its discretion, may furnish to and communicate with the party or parties public and non-public information requested by them and such party may negotiate with these parties, if (i) the board of directors of the party determines in good faith, based upon the advice of its financial advisors, that such business combination proposal would, if consummated, result in a transaction that is more favorable to the corporation’s stockholders from a financial point of view, than the transaction contemplated by this Agreement, and based on the advice of its outside counsel, that, as a result, such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable law, and (ii) prior to furnishing such information to or entering into negotiations with such third party, NZ or Lipid Sciences, as the case may be, (x) provides prompt notice to the other party hereto to the effect that it is furnishing information to or entering into discussions or negotiations with such third party and (y) receives from such third party an executed confidentiality agreement, and (B) NZ may comply with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer. Each of NZ and Lipid Sciences shall notify the other orally and in writing of any such inquiries, offers or proposals (including the terms and conditions of any such proposal and the identity of the person making it) within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal, and shall give such other party five days’ advance notice of any agreement to be entered into with or any information to be supplied to any person making such inquiry, offer or proposal.

      5.12  Rule 145 Affiliates. As soon as practicable after the date of this Agreement, but in no event later than the Closing Date, Lipid Sciences shall identify in a letter to NZ all Persons who might, at the Effective Time, be deemed to be “affiliates” of Lipid Sciences for the purposes of Rule 145 under the Act. NZ will use its best efforts to cause each Person who is identified as a possible affiliate to enter into prior to the Closing Date an agreement in form and substance reasonably acceptable to NZ pursuant to which each such Person acknowledges his responsibilities as an affiliate of the Surviving Corporation and the fact that any Surviving Corporation Common Stock will be restricted as to sales to those permitted under Rule 145 notwithstanding the fact that the stock has been registered under the Registration Statement.

      5.13  Schedules. Lipid Sciences on the one hand and NZ on the other hand have made a good faith effort to provide information for which they are responsible on each schedule to this Agreement and appropriate to the representation and warranty of the related schedule; however, to the extent information is provided on one schedule which should also have been presented on another schedule, disclosure on the one schedule will be deemed disclosure on the other schedules where appropriate.

      5.14  Supplemental Information. From time to time prior to the Closing, Lipid Sciences, on the one hand, and NZ, on the other hand, will promptly disclose in writing to the other any matter hereafter arising which, if existing, occurring or known at the date of this Agreement would have been required to be disclosed to the other parties hereto or which would render inaccurate any of the representations, warranties or statements set forth in Articles III and IV, respectively, hereof.

      5.15  Tax Opinion. Lipid Sciences shall seek from Graubard Miller, tax counsel to Lipid Sciences, an opinion to the effect that the Merger should qualify as a reorganization under Section 368(a)(1)A of the Code.

      5.16  Board Nominations. NZ agrees to be bound by the terms and conditions of Section 9 of the Stock Purchase Agreement.

      5.17  Directors and Officers Insurance. During the six years after the Effective Date, the Surviving Corporation will maintain directors and officers insurance with claims made coverage, maximum limits and deductions similar to or better than the American International Specialty Lines Insurance Company, policy # 279-09-51, with an insurance carrier with a Best Rating equal to or better than that of the American International Specialty Lines Insurance Company immediately prior to the Effective Date.

      5.18  Escrow Deposit. Simultaneously with the signing of this Agreement, NZ shall deposit with Escrow Agent in an interest bearing account the sum of $450,000 (the “Lipid Sciences Termination Fee Escrow”). The Lipid Sciences Termination Fee Escrow is being deposited as a source of payment of the Lipid Sciences Termination Fee (as defined below). The Lipid Sciences Termination Fee Escrow will be governed by the terms of the Escrow Agreement in the form attached hereto as Exhibit C (the “Escrow Agreement”).

      5.19  Lockup Agreements. NZ hereby covenants and agrees that, as successor in interest to Lipid Sciences, it will not allow the Lockup Agreements referenced in Section 11 of the Stock Purchase Agreement to be amended, terminated, modified or waived except in accordance with Section 11 of the Stock Purchase Agreement.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF NZ

      The obligations of NZ under this Agreement are subject to the satisfaction by Lipid Sciences or waiver by NZ of the following conditions precedent on or before the Closing Date:

      6.1  Representations and Warranties. Without supplementation after the date of this Agreement, the representations and warranties of Lipid Sciences contained in this Agreement shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects, as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects, as of the Closing Date, with the same force and effect as if made as of the Closing Date.

      6.2  Compliance With Agreements and Covenants. Lipid Sciences shall have performed and complied with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

      6.3  Consents and Approvals. Lipid Sciences, shall have received written evidence satisfactory to them that all consents and approvals required for the consummation of the transactions contemplated hereby have been obtained, and all required filings have been made, including (without limitation) those set forth on Schedule 3.3 hereto.

      6.4  Documents. NZ shall have received all of the agreements, documents and items specified in Section 8.1 below.

      6.5  No Material Adverse Change. At the Closing Date, there shall have been no material adverse change in the assets, liabilities, prospects, financial condition or business of Lipid Sciences since March 31, 2001 (“Lipid Sciences Material Adverse Change”). Between the date of this Agreement and the Closing Date, there shall not have occurred an event which would reasonably be expected to constitute a Lipid Sciences Material Adverse Effect.

      6.6  Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted or threatened which (a) is likely to have a Lipid Sciences Material Adverse Effect, or (b) could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of this Agreement or the consummation of the Related Transactions.

      6.7  Opinion of Counsel for Lipid Sciences. NZ shall have received the opinion of Heller Ehrman White & McAuliffe LLP, counsel for Lipid Sciences, reasonably satisfactory to NZ.

      6.8  Approval of Merger. The stockholders of Lipid Sciences shall have approved this Agreement and the Merger contemplated hereby in accordance with its certificate of incorporation and by-laws and the DGCL.

      6.9  Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC in accordance with the Act and the rules and regulations promulgated thereunder and no stop order shall be threatened or effective against the use of the Registration Statement.

      6.10  Fairness Opinion In Effect. The fairness opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. shall not have been withdrawn by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. for good cause which shall include, but not be limited to, manifest error or purposeful misrepresentation or gross negligence by either NZ or Lipid Sciences in the presentation of information on which such fairness opinion was based.

      6.11  Stock Purchase. The Stock Purchase Agreement shall be in full force and effect and the transactions contemplated thereby shall have been consummated immediately prior to the Merger hereunder.

      6.12  Approval of Merger and Other Provisions.

      (a)  The stockholders of NZ shall have approved this Agreement and the Merger contemplated hereby in accordance with its certificate of incorporation and by-laws and, with respect to NZ, in the manner set forth in the Joint Proxy Statement/ Prospectus.

      (b)  NZ stockholders will have approved the amendments to the certificate of incorporation of NZ to the effect that (i) the name of NZ will be changed to “Lipid Sciences, Inc.”, (ii) the shares of authorized stock of NZ will be increased to 85,000,000 and the authorized shares of NZ Common Stock will be increased to 75,000,000; (iii) the requirement that each director must also be a stockholder shall be removed; and (iv) the right of Sun NZ L.L.C. to nominate persons to the board as set forth in Section 10 of the Stock Purchase Agreement.

      (c)  The NZ 2001 Performance Equity Plan will have been approved.

      (d)  The directors specified on Schedule 5.4 hereto shall have been elected as the directors as of the Effective Time.

      6.13  Preclosing Trading Activity. During the period commencing the date the Joint Proxy Statement/ Prospectus is declared effective by the SEC and the Effective Time, a Volume of 250,000 shares or more of NZ Common Stock shall have traded at a sale price per share of $6.50 or more.

      6.14  Consulting Agreement with Dr. Bill E. Cham. On or before the Closing Date, Lipid Sciences will have entered into a consulting agreement with Dr. Bill E. Cham which agreement will be reasonably satisfactory to NZ.

      6.15  Inventions Agreement. On or before the Closing Date, Lipid Sciences will have entered into agreements with each of its employees as of the date of this Agreement which provide that their work is the property of Lipid Sciences and otherwise protects the Intellectual Property of Lipid Sciences.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF LIPID SCIENCES

      The obligations of Lipid Sciences under this Agreement are subject to the satisfaction by NZ or waiver by Lipid Sciences of the following conditions precedent on or before the Closing Date:

      7.1  Representations and Warranties. Without supplementation after the date of this Agreement, the representations and warranties of NZ contained in this Agreement shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects, as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects, as of the Closing Date, with the same force and effect as if made as of the Closing Date.

      7.2  Compliance with Agreements and Covenants. NZ shall have performed and complied with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

      7.3  Consents and Approvals. NZ shall have received written evidence satisfactory to them that all consents and approvals required for the consummation of the transactions contemplated hereby have been obtained, and all required filings have been made, including (without limitation) those set forth on Schedule 4.3 hereto.

      7.4  Documents. Lipid Sciences shall have received all of the agreements, documents and items specified in Section 8.2.

      7.5  No Material Adverse Change. At the Closing Date, there shall have been no material adverse change in the assets, liabilities, financial condition or business of NZ (together with its subsidiaries and affiliates) since March 31, 2001 (“NZ Material Adverse Change”). Between the date of this Agreement and the Closing Date, there shall not have occurred an event which would reasonably be expected to constitute an NZ Material Adverse Effect.

      7.6  Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted or threatened which (a) is likely to have an NZ Material Adverse Effect, or (b) could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of this Agreement or the consummation of the Related Transactions.

      7.7  Opinion of Counsel for NZ. Lipid Sciences shall have received the opinion of Bryan Cave LLP, counsel for NZ, reasonably satisfactory to Lipid Sciences.

      7.8  Approval of Merger and Other Provisions.

      (a)  The stockholders of NZ shall have approved this Agreement and the Merger contemplated hereby in accordance with its certificate of incorporation and by-laws and, with respect to NZ, in the manner set forth in the Joint Proxy Statement/ Prospectus.

      (b)  NZ stockholders will have approved the amendments to the certificate of incorporation of NZ to the effect that (i) the name of NZ will be changed to “Lipid Sciences, Inc.”; (ii) the shares of authorized stock of NZ will be increased to 85,000,000 and the authorized shares of NZ Common Stock will be increased to 75,000,000; (iii) the requirement that each director must also be a stockholder shall be removed, and (iv) the right of Sun NZ L.L.C. to nominate persons to the board as set forth in Section 10 of the Stock Purchase Agreement.

      (c)  The NZ Performance Equity Plan will have been approved.

      (d)  The directors specified on Schedule 5.4 hereto shall have been elected as the directors as of the Effective Time.

      7.9  Resignation of Directors. The directors of NZ in office immediately prior to the Effective Time will tender their resignation as directors of NZ, effective at the Effective Time.

      7.10  Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC in accordance with the Act and the rules and regulations promulgated thereunder and no stop order shall be threatened or effective against the use of the Registration Statement.

      7.11  Stock Purchase Agreement. The Stock Purchase Agreement shall be in full force and effect and the transactions contemplated thereby shall have been consummated immediately prior to the Merger.

      7.12  Tax Opinion. Lipid Sciences shall have received the opinion of Graubard Miller, tax counsel to Lipid Sciences, reasonably satisfactory to Lipid Sciences.

ARTICLE VIII

DELIVERIES AT CLOSING

      8.1  Deliveries by Lipid Sciences. At the Closing, in addition to any other documents or agreements required under this Agreement, Lipid Sciences shall deliver to NZ the following:

(a) Evidence, in form satisfactory to NZ, that all filings, approvals and other matters set forth on Schedule 3.3 have been obtained; and (b) a certificate, dated the Closing Date, of an officer of Lipid Sciences, certifying as to the compliance by it with Sections 6.1 and 6.2 hereof;

(b) A certificate of the secretary or equivalent (a “Secretary”) of Lipid Sciences certifying resolutions of the Board of Directors and stockholders of Lipid Sciences approving and authorizing the execution, delivery and performance of this Agreement the consummation of the transactions contemplated hereby and thereby, including the Merger (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of Lipid Sciences);

(c) The certificate of incorporation of Lipid Sciences, certified by the Secretary of State of Delaware, and the by-laws of Lipid Sciences, certified by the Secretary of Lipid Sciences;

(d) Certificates of good standing for Lipid Sciences from the State of Delaware and all the other jurisdictions set forth on Schedule 3.1 hereof;

(e) The opinion referenced in Section 6.7 above;

(f) The executed Certificate of Merger and Articles of Amendment and Merger.

      8.2  Deliveries by NZ. At the Closing, in addition to any other documents or agreements required under this Agreement, NZ shall deliver to Lipid Sciences the following:

(a) Evidence, in form satisfactory to Lipid Sciences, that all filings, approvals and other matters contemplated in Section 4.3 have been obtained;

(b) A certificate, dated the Closing Date, of an officer of NZ, certifying as to compliance by NZ with Sections 7.1, 7.2 hereof;

(c) A certificate of the Secretary of NZ certifying resolutions of the Board of Directors and stockholders of NZ approving and authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of NZ), the election of the directors set forth on Schedule 5.4, and adoption of the NZ Performance Equity Plan;

(d) The certificate of incorporation of NZ, certified by the Secretary of State of Arizona, and the by-laws of NZ, certified by the Secretary of NZ;

(e) A certified copy of the amended certificate of incorporation of NZ as filed with the State of Arizona reflecting the changes thereto as required by this Agreement;

(f) Certificates of good standing for NZ from the State of Arizona;

(g) The opinions referenced in Sections 7.7 and 7.12 above;

(h) The executed Certificate of Merger and Articles of Amendment and Merger;

(i) Written evidence, in form reasonably satisfactory to Lipid Sciences, that NZ has delivered authorization to the Exchange Agent to issue the Merger Common Stock to the holders of Lipid Sciences Common Stock in the Merger upon due presentation and provided to the Exchange Agent the instruction letters to be sent to the holders of Lipid Sciences Common Stock for the exchange of their certificates and the instruction letters to the holders of NZ Common Stock in respect of the procedures for them to become eligible to receive a Right;

ARTICLE IX

TERMINATION; TERMINATION FEE

      9.1  Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Closing Date, as follows:

(a) by mutual written agreement of NZ and Lipid Sciences;

(b) by NZ (if NZ and its subsidiaries and affiliates are not then in material breach of their obligations under this Agreement) if (i) a material default or breach shall be made by Lipid Sciences with respect to the due and timely performance of any of its covenants and agreements contained herein and such default is not cured within thirty days, or (ii) if Lipid Sciences makes an amendment or supplement to any Schedule hereto and such amendment or supplement reflects a Lipid Sciences Material Adverse Effect after the date of this Agreement, or (iii) a Lipid Sciences Material Adverse Change shall have occurred after the date of this Agreement, or (iv) Lipid Sciences enters into any agreement to effect any transaction described in Section 5.11(a) of this Agreement, or (v) the board of directors of Lipid Sciences withdraws its recommendation of the Merger or recommends to the Lipid Sciences stockholders the approval of any transaction other than the Merger;

(c) by Lipid Sciences (if Lipid Sciences is not then in material breach of its obligations under this Agreement) if (i) a material default or breach shall be made by NZ with respect to the due and timely performance of any of its covenants and agreements contained herein and such default is not cured within thirty days, or (ii) if NZ makes an amendment or supplement to any Schedule hereto and such amendment or supplement reflects an NZ Material Adverse Effect after the date of this Agreement, or (iii) an NZ Material Adverse Change shall have occurred after the date of this Agreement, or (iv) NZ enters into any agreement to effect any transaction described in Section 5.11(a) of this Agreement, or (v) the Special Committee of the Board of Directors of NZ withdraws its recommendation of the Merger or recommends to the NZ stockholders the approval of any transaction other than the Merger, or (vi) if the Stock Purchase Agreement does not close due to a material default or breach by Sun NZ L.L.C of its obligation to vote its shares of Common Stock or deliver the shares of Common Stock as provided under the Stock Purchase Agreement;

(d) by NZ on the one hand and by Lipid Sciences on the other hand if the Effective Time has not occurred for any reason by November 30, 2001 unless the Parties agree to an extension in writing, provided that the right to terminate this Agreement under this subparagraph 9.1(d) shall not be available to a party that is in breach of any representation, warranty or covenant in this Agreement, which breach would entitle any other party to terminate this Agreement; and

(e) by NZ on the one hand and by Lipid Sciences on the other hand if prior to the Effective Time (i) a third party successfully brings an action resulting in a permanent injunction preventing the consummation of the Merger pursuant to this Agreement or (ii) NZ on the one hand or Lipid Sciences on the other hand enter into any agreement to effect a transaction described in Section 5.11(a) which is permitted by Section 5.11(b); and

(f) by NZ if the condition to Closing set forth in Section 6.13 hereof has not been satisfied or waived by NZ.

      9.2  Effect of Termination. In the event of termination pursuant to Section 9.1 hereof, written notice thereof shall be given to the other parties and all obligations (except as set forth in this Section 9.2) of the parties shall terminate and no party shall have any right against any other party hereto for any Damages or equitable remedies (as hereinafter defined). Notwithstanding the foregoing, (i) if this Agreement is terminated by Lipid Sciences under Sections 9.1(c)(i), 9.1(c)(ii), or 9.1(c)(iii) then Lipid Sciences shall be entitled to recover its Damages from NZ up to a maximum of $200,000, or if this Agreement is terminated by Lipid Sciences under Sections 9.1(c)(iv) or 9.1(c)(v), then Lipid Sciences shall be entitled to $450,000 due and payable immediately upon termination of the Agreement as liquidated damages in lieu of any other payment, liability, damages or obligation (together each of the separate termination amounts are referred to as the “Lipid Sciences Termination Fee”), and (ii) if this Agreement is terminated by NZ under Section 9.1(b), then NZ shall be entitled to recover its Damages from Lipid Science up to a maximum of $650,000 (“NZ Termination Fee”) Notwithstanding the immediately preceding sentence, if this Agreement is terminated by NZ solely upon a failure of the condition to Closing in Section 6.13, then (i) NZ shall not be entitled to recover the Damages from Lipid Services under this Section 9.2 and (ii) NZ shall instead pay to Lipid Sciences the sum of $250,000 in lieu of any other payment, liability, damages or obligation. If the termination by NZ is pursuant to Section 9.1(b)(iii) solely because of a material adverse change in the “prospects” of Lipid Sciences, NZ shall be entitled to recover its Damages only if the change in “prospects” was the result of an act, failure to act or conduct by Lipid Sciences or its directors, officers, employees or agents acting at the direction of Lipid Sciences directors, officers or employees that materially contributed to the adverse change in the “prospects” of Lipid Sciences. Damages, if any, due Lipid Sciences or NZ shall be paid from the funds held pursuant to the Escrow Agreement in accordance with the terms of the Escrow Agreement. The foregoing amounts are deemed to be liquidated damage amounts and not penalty amounts, and in lieu of any other right or remedy that one party hereto may have against the other. “Damages” means the dollar amount of any loss, damage, expense (including out-of-pocket expenses) or liability, including, without limitation, reasonable attorneys’ fees and disbursements arising out of the preparation and execution of this Agreement, fulfilling in whole in part its obligations under this Agreement or otherwise incurred by a party in any action or proceeding between such party and the other party hereto or between such party and a third party, which is determined to have been sustained, suffered or incurred by a party and to have arisen from or in connection with an event or state of facts which is subject to claim under this Agreement; the amount of Damages shall be the amount finally determined by a court of competent jurisdiction or appropriate governmental administrative agency (after exhaustion of all appeals) or the amount agreed to upon settlement or otherwise shown to have been incurred by the party claiming reimbursement.

ARTICLE X

MISCELLANEOUS

      10.1  Expenses. Each party hereto shall bear its own expenses with respect to the transactions contemplated hereby subject to the provisions of Section 9.2.

      10.2  Amendment. This Agreement may be amended, modified or supplemented but only in writing signed by the parties hereto.

      10.3  Confidentiality and Return of Information to Lipid Sciences.

(a) On and after the date of this Agreement, NZ will keep secret and confidential (i) all information heretofore or hereafter acquired by it and deemed to be confidential by Lipid Sciences, and (ii) all other information provided by Lipid Sciences to NZ relating to the business, operations, employees, customers and distributors of Lipid Sciences, including, but not limited to, any customer or distributor lists, documentation regarding Intellectual Property, marketing arrangements, business plans, sales plans, promotional sales materials, pricing information, manuals, correspondence, notes, financial data or employee information (all such information described in clauses (i) and (ii) above is hereinafter collectively referred to as “Lipid Sciences Confidential Information”).

(b) Upon any termination of this Agreement pursuant to Article IX hereof, NZ shall return to Lipid Sciences all documents and copies of documents in its possession relating to any Lipid Services Confidential Information, and no director, officer, employee or representative of NZ shall make or retain any copy or extract of any of the foregoing.

      10.4  Confidentiality and Return of Information to NZ.

(a) On and after the date of this Agreement, Lipid Sciences will keep secret and confidential (i) all information heretofore or hereafter acquired by it and deemed to be confidential by NZ, and

(ii) all other information provided by NZ to Lipid Sciences relating to the business, operations, and employees of NZ, including, but not limited to, any documentation regarding Intellectual Property, marketing arrangements, business plans, sales plans, promotional sales materials, pricing information, manuals, correspondence, notes, financial data or employee information (all such information described in clauses (i) and (ii) above is hereinafter collectively referred to as “NZ Confidential Information”).

(b) Upon any termination of this Agreement pursuant to Article IX hereof, Lipid Sciences shall return to NZ all documents and copies of documents in its possession relating to any NZ Confidential Information, and no director, officer, employee or representative of Lipid Sciences shall make or retain any copy or extract of any of the foregoing.

      10.5  Press Release: Public Announcements. Promptly after execution of this Agreement, Lipid Sciences and NZ may issue press releases in the form attached hereto as Exhibit D. The parties shall not make any other public announcements in respect of this Agreement or the transactions contemplated herein without prior consultation and written approval by the other party as to the form and content thereof, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, any party may make any disclosure which its counsel advises is required by applicable law or regulation, in which case the other party shall be given such reasonable advance notice as is practicable in the circumstances and the parties shall use their best efforts to cause a mutually agreeable release or announcement to be issued.

      10.6  Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (a) when received if given in person, (b) on the date of transmission if sent by telex, facsimile or other wire transmission or (c) three business days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a)	If to Lipid Sciences:

7068 Koll Center Parkway, Suite 401

Pleasanton, CA 94566
Facsimile No.: (925) 249-4040

with a copy to:

Heller Ehrman White & McAuliffe LLP

4250 Executive Square, 7th Floor
LaJolla, California 92037
Attention: Joseph Lesko, Esq.
Facsimile No.: (858) 450-8499

and:

Graubard Miller

600 Third Avenue, 32nd Floor
New York, NY 10016
Attention: Andrew D. Hudders, Esq.
Facsimile No.: (212) 818-8881

(b)	If to NZ:

333 North 44th Street, Suite 420

Phoenix, AZ 85008
Facsimile No.: (602) 952-8769

with a copy to:

Bryan Cave LLP

Two North Central Avenue, Suite 2200

Phoenix, AZ 85004-4406
Attention: Frank Placenti, Esq.

Facsimile No.: 602-364-7070

(c)	If to Jams/ Endispute:

Jams/ Endispute

2 Embarcadero Center, Suite 1100
San Francisco, CA 94111

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

      10.7  Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

      10.8  Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively.

      10.9  Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Arizona, without giving effect to the principles of conflicts of law thereof.

      10.10  Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no assignment of any rights or obligations shall be made by any party without the prior written consent of all the other parties hereto.

      10.11  No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, to the extent provided herein, their respective directors, officers, employees, agents and representatives, and no provision of this Agreement shall be deemed to confer upon other third parties any remedy, claim, liability, reimbursement, cause of action or other right.

      10.12  Further Assurances. Upon the request of the parties hereto, the other parties hereto will, on and after the Closing Date, execute and deliver such other documents, releases, assignments and other instruments as may be required to effectuate completely the transactions contemplated by this Agreement.

      10.13  Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

      10.14  Remedies Cumulative. The remedies provided in this Agreement shall be cumulative and shall not preclude the assertion or exercise of any other rights or remedies available by law, in equity or otherwise.

      10.15  Entire Understanding. This Agreement (including the Schedules and Exhibits) and the Articles of Amendment and Merger set forth the entire agreement and understanding of the parties hereto and supersede all prior agreements, arrangements and understandings between the parties.

      10.16  Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      10.17  Resolution of Disputes Regarding “Prospects”. In the event that there is a dispute of whether the “prospects” of Lipid Sciences have been materially adversely affected for purposes of Section 6.5 or 9.2 in connection with a Lipid Sciences Material Adverse Change, if the controversy cannot be resolved by Lipid Sciences and NZ within 10 days of the notification in writing by Lipid Sciences to NZ that it disputes NZ’s claim that the “prospects” of Lipid Sciences have been materially adversely affected, then the controversy initially shall be submitted for resolution by mediation by JAMS/ Endispute in San Francisco, California, or its successor, and if the matter is not resolved through such mediation process within the first to occur of (i) the expiration of 30 days from such submission to mediation, or (ii) the holding of two meetings of Lipid Sciences and NZ within such mediation, then such controversy shall be submitted to final and binding arbitration by the American Arbitration Association (AAA), which shall have jurisdiction of the matter pursuant to its rules of commercial arbitration sitting in Phoenix, Arizona, with one arbitrator to be mutually appointed by NZ and Lipid Sciences, or in the absence of such appointment, to be appointed by the AAA.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on the date first above written.

NZ CORPORATION

/s/ R. RANDY STOLWORTHY

Name: R. Randy Stolworthy

Title:	President and Chief Executive Officer

LIPID SCIENCES, INC.

/s/ PHIL RADLICK

Name: Phil Radlick, Ph.D.

Title:	President and Chief Executive Officer

SCHEDULE 5.4

The directors and officers of NZ Corporation (to be renamed Lipid Sciences, Inc.) immediately following the consummation of the Merger shall be as follows:

Name	Positions

Christopher A. Marlett	Chairman of the Board & Director

Phil Radlick, Ph.D.	President and CEO & Director

Sandra Gardiner	Controller, Director of Administration & Corporate Secretary

Marc Bellotti	VP Product Development

Susan A. Capello	VP Intellectual Property

Robert J. Chin, Ph.D.	VP Regulatory Affairs

Jo-Ann B. Maltais, Ph.D.	VP Scientific Affairs

Barry Michaels	Chief Financial Officer

Dale L. Richardson	VP Sales and Marketing

Bill E. Cham, Ph.D.	Director

Gary S. Roubin, M.D. Ph.D.	Director

William A. Pope	Director

Frank M. Placenti	Director

Annex B

July 9, 2001

To the Special Committee of the Board of Directors of

NZ Corporation
333 North 44th Street
Suite 420
Phoenix, AZ 85008

Dear Special Committee Members:

      We understand the following regarding the NZ Corporation (the “Company”) and certain of its shareholders and/or affiliates. NZ Corporation is a publicly traded company with approximately 43 percent of it’s stock owned by Sun NZ, LLC (“Sun”), an entity that is controlled by William A. Pope, (“Pope”) who also serves as a director of the Company. Sun is contemplating entering into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Lipid Sciences, Inc. (“LSI”) pursuant to which Sun would sell half of its holdings in the Company to LSI for cash consideration of $8 per share (the “Sun Share Acquisition”). The Company is contemplating entering into an agreement and plan of merger with LSI (the “Agreement and Plan of Merger”) whereby LSI would merge with and into the Company immediately after the Sun Share Acquisition (the “Merger”) with the Company being the surviving entity. The Merger calls for each share of LSI to be exchanged for 1.55902 of the Company’s shares of common stock. As such, following the Sun Share Acquisition and the successful consummation of the Merger (including cancellation of the shares acquired by LSI in the Sun Share Acquisition), the Company’s existing shareholders will own approximately 25% of the Company’s pro forma outstanding stock. In the event that a meaningful number of the Company’s shares fail to trade at a per share price of $12 for some meaningful period following the Merger as set forth in the Agreement and Plan of Merger, upon the second anniversary of the Merger, the Company’s pre-merger shareholders will have the right to receive without cost such number of additional Company shares as are necessary to compensate them for the shortfall between the share price on that anniversary date and $12 subject to the terms and conditions set forth in the Agreement and Plan of Merger. We further understand that the Merger will be subject to a vote of the Company’s shareholders and that Sun is contractually obligated to vote all of its shares in favor of the Merger.

      The Merger, the Sun Share Acquisition, and other related transactions disclosed to Houlihan Lokey are referred to collectively herein as the “Transaction.” The Company has formed a special committee of the Company’s board of directors (the “Committee”) to consider certain matters relating to the Transaction.

      We have been retained by the Committee and work at the direction solely of the Committee. In connection with the Transaction, the Committee, on behalf of the Company, has requested that we render an opinion (the “Opinion”) that the Transaction is fair, from a financial point of view, to the shareholders of the Company (excluding Sun and LSI) (the “Public Stockholders”).

      The Opinion does not address (i) the Company’s underlying business decision to effect the Transaction; (ii) the form of consideration to be received in connection with the Transaction; (iii) the structure of the Transaction; (iv) the tax, legal, or other non-financial aspects of the Transaction; or (v) the Company’s or NZ’s ability to successfully execute its strategic business plan following the Transaction (including, but not limited to, the ability to receive requisite regulatory approvals, funding, or market acceptance of the LSI technology). We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company or LSI. Furthermore, at your request, we did not negotiate the Transaction or advise you or the Company with respect to alternatives to the Transaction. Moreover, our Opinion shall not constitute a recommendation to any shareholder as to whether to vote in favor of the Transaction.

The Special Committee Members of
NZ Corporation
July 9, 2001

      In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. met with certain members of the senior management of the Company and LSI to discuss the operations, financial condition, future prospects and projected operations and performance of the Company and LSI;

2. visited certain facilities and business offices of the Company and LSI;

3. reviewed the Certificate of Incorporation of Receptor Sciences, Inc. (predecessor to Lipid Sciences, Inc.) dated May 21, 1999;

4. reviewed the Bylaws of Receptor Sciences, Inc. (predecessor to Lipid Sciences, Inc.) dated May 21, 1999;

5. reviewed the Certificate of Amendment of Certificate of Incorporation of Receptor Sciences, Inc. (predecessor to Lipid Sciences, Inc.) in which the name of the corporation is changed to Lipid Sciences, Inc., dated December 23, 1999;

6. reviewed a copy of the Confidential Business Summary of Lipid Sciences, Inc. which we understand from management to be the most recent version of such document as of the date of this Opinion;

7. reviewed the quarterly financial projections for LSI prepared by LSI’s management (income statement, balance sheet and statement of cash flow) for the fiscal years ending December 31, 2001 through 2005;

8. reviewed an internally-prepared detailed operating expense summary for LSI for the fiscal year ending December 31, 2000 and for the period of January 1, 2001 through April 30, 2001;

9. reviewed the audited financial statements for LSI for the period from inception (May 21, 1999) to December 31, 2000;

10. reviewed a presentation given by Thomas Low, Director at SRI International, to the Board of Directors of Lipid Sciences on March 31, 2000;

11. reviewed various documents pertaining to the nature and ownership of the intellectual property of LSI;

12. reviewed the execution form of the Agreement and Plan of Merger by and between NZ Corporation and Lipid Sciences, Inc.;

13. reviewed the execution form of the Stock Purchase Agreement between Sun NZ, L.L.C. and Lipid Sciences, Inc.;

14. reviewed the execution form of the Escrow Agreement by and among Lipid Sciences, Inc., Sun NZ L.L.C., NZ Corporation, and Continental Stock Transfer & Trust Company;

15. reviewed the draft joint proxy statement/prospectus of the Company and Lipid, dated July 5, 2001 (the “Proxy Statement);

16. reviewed the Company’s annual reports to shareholders and on Form 10-K for the fiscal years ended December 31, 2000 and quarterly reports on Form 10-Q for the one quarter ended March 31, 2001, which the Company’s management has identified as being the most current financial statements available;

The Special Committee Members of
NZ Corporation
July 9, 2001

17. reviewed forecasts and projections prepared by the Company’s management with respect to the Company for the year ending December 31, 2001;

18. reviewed a Schedule of New Mexico and Arizona Land Yearly Sales Totals which was prepared by management of the Company.

19. reviewed the Synopsis of NZ’s Mineral Rights dated 2/23/01 which was prepared by management of the Company;

20. reviewed the Liquidation Values of NZ’s Historical Assets a Re-Statement dated 11/17/00 which was prepared by management of the Company;

21. reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

22. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and LSI, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

23. conducted such other studies, analyses and inquiries as we have deemed appropriate.

      We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared by the Company’s management and reflect the best currently available estimates of the future financial results and condition of the Company and LSI, and that there has been no material change in the assets, financial condition, business or prospects of the Company or LSI since the date of the most recent financial statements made available to us.

      We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company or LSI and do not assume any responsibility with respect to it although nothing has come to our attention in the course of our engagement which has caused us to conclude that such information is inaccurate. Other than as set forth above, we have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or LSI. Our opinion is necessarily based on business, economic, market and other conditions as they currently exist and can be evaluated by us only at the date of this letter. We note in this regard that there are many factors that could adversely affect the actual results of the proposed Transaction, including without limitation, the factors set for under “Risk Factors” in the Proxy Statement. We have assumed, without independent verification, that the Transaction will be executed in all material respects in accordance with the description thereof in the Proxy Statement and the risk factors identified therein, individually or in combination, will not occur.

      Based upon the foregoing, and in reliance thereon, it is our opinion that the Transaction is fair, from a financial point of view, to the Public Shareholders.

/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex C

Section 262 of the Delaware General Corporation Law

      (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d)  Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

Chapter 13 of the California General Corporation Law

      § 1300.  Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

      (a)  If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

      (b)  As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

      (c)  As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

      § 1301.  Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

      (a)  If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

      (b)  Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

      (c)  The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

      § 1302.  Submission of share certificates for endorsement; uncertificated securities

      Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

      § 1303.  Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

      (a)  If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

      (b)  Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

      § 1304.  Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

      (a)  If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

      (b)  Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

      (c)  On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

      § 1305.  Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

      (a)  If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

      (b)  If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

      (c)  Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

      (d)  Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

      (e)  The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

      § 1306.  Prevention of immediate payment; status as creditors; interest

      To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

      § 1307.  Dividends on dissenting shares

      Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

      § 1308.  Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

      Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

      § 1309.  Termination of dissenting share and shareholder status

      Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

      § 1310.  Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

      If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

      § 1311.  Exempt shares

      This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

      § 1312.  Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

      (a)  No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

      (b)  If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

      (c)  If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short- form merger set aside or rescinded, (1) a party to a reorganization or short- form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

Annex E

Approved by Board of Directors on             , 2001

Approved by Stockholders on             , 2001

LIPID SCIENCES, INC.

Performance Equity Plan

Section 1.  Purpose; Definitions.

      1.1.  Purpose. The purpose of the Lipid Sciences, Inc. 2001 Performance Equity Plan is to enable the Company to offer to its employees, officers, directors and consultants whose past, present and/ or potential contributions to the Company and its Subsidiaries have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The various types of long-term incentive awards that may be provided under the Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its businesses.

      1.2.  Definitions. For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Agreement” means the agreement between the Company and the Holder, or such other document as may be determined by the Committee, setting forth the terms and conditions of an award under the Plan.

(b) “Board” means the Board of Directors of the Company.

(c) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(d) “Committee” means the Stock Option Committee of the Board or any other committee of the Board that the Board may designate to administer the Plan or any portion thereof. If no Committee is so designated, then all references in this Plan to “Committee” shall mean the Board.

(e) “Common Stock” means the Common Stock of the Company, no par value.

(f) “Company” means Lipid Sciences, Inc., a corporation organized under the laws of the State of Arizona.

(g) “Deferred Stock” means Common Stock to be received under an award made pursuant to Section 8, below, at the end of a specified deferral period.

(h) “Disability” means physical or mental impairment as determined under procedures established by the Committee for purposes of the Plan.

(i) “Effective Date” means the date set forth in Section 12.1, below.

(j) “Fair Market Value”, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, means, as of any given date: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on such date, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price for the Common Stock on such date, as reported by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Committee shall determine, in good faith.

(k) “Holder” means a person who has received an award under the Plan.

(l) “Incentive Stock Option” means any Stock Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(m) “Nonqualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

(n) “Normal Retirement” means retirement from active employment with the Company or any Subsidiary on or after such age which may be designated by the Committee as “retirement age” for any particular Holder. If no age is designated, it shall be 65.

(o) “Other Stock-Based Award” means an award under Section 9, below, that is valued in whole or in part by reference to, or is otherwise based upon, Common Stock.

(p) “Parent” means any present or future “parent corporation” of the Company, as such term is defined in Section 424(e) of the Code.

(q) “Plan” means the Lipid Sciences, Inc. 2001 Performance Equity Plan, as hereinafter amended from time to time.

(r) “Repurchase Value” shall mean the Fair Market Value in the event the award to be settled under Section 2.2(h) or repurchased under Section 10.2 is comprised of shares of Common Stock and the difference between Fair Market Value and the Exercise Price (if lower than Fair Market Value) in the event the award is a Stock Option or Stock Appreciation Right; in each case, multiplied by the number of shares subject to the award.

(s) “Restricted Stock” means Common Stock received under an award made pursuant to Section 7, below, that is subject to restrictions under said Section 7.

(t) “SAR Value” means the excess of the Fair Market Value (on the exercise date) over the exercise price that the participant would have otherwise had to pay to exercise the related Stock Option, multiplied by the number of shares for which the Stock Appreciation Right is exercised.

(u) “Stock Appreciation Right” means the right to receive from the Company, on surrender of all or part of the related Stock Option, without a cash payment to the Company, a number of shares of Common Stock equal to the SAR Value divided by the Fair Market Value (on the exercise date).

(v) “Stock Option” or “Option” means any option to purchase shares of Common Stock which is granted pursuant to the Plan.

(w) “Stock Reload Option” means any option granted under Section 5.3 of the Plan.

(x) “Subsidiary” means any present or future “subsidiary corporation” of the Company, as such term is defined in Section 424(f) of the Code.

(y) “Vest” means to become exercisable or to otherwise obtain ownership rights in an award.

Section 2.  Administration.

      2.1.  Committee Membership. The Plan shall be administered by the Board or a Committee. Committee members shall serve for such term as the Board may in each case determine, and shall be subject to removal at any time by the Board. The Committee members, to the extent possible and deemed to be appropriate by the Board, shall be “non-employee directors” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and “outside directors” within the meaning of Section 162(m) of the Code.

      2.2.  Powers of Committee. The Committee shall have full authority to award, pursuant to the terms of the Plan: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, (iv) Deferred

Stock, (v) Stock Reload Options and/or (vi) Other Stock-Based Awards. For purposes of illustration and not of limitation, the Committee shall have the authority (subject to the express provisions of this Plan):

(a) to select the officers, employees, directors and consultants of the Company or any Subsidiary to whom Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock, Reload Stock Options and/or Other Stock-Based Awards may from time to time be awarded hereunder.

(b) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, number of shares, share exercise price or types of consideration paid upon exercise of such options, such as other securities of the Company or other property, any restrictions or limitations, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions, as the Committee shall determine);

(c) to determine any specified performance goals or such other factors or criteria which need to be attained for the vesting of an award granted hereunder;

(d) to determine the terms and conditions under which awards granted hereunder are to operate on a tandem basis and/or in conjunction with or apart from other equity awarded under this Plan and cash and non-cash awards made by the Company or any Subsidiary outside of this Plan;

(e) to permit a Holder to elect to defer a payment under the Plan under such rules and procedures as the Committee may establish, including the payment or crediting of interest on deferred amounts denominated in cash and of dividend equivalents on deferred amounts denominated in Common Stock;

(f) to determine the extent and circumstances under which Common Stock and other amounts payable with respect to an award hereunder shall be deferred that may be either automatic or at the election of the Holder; and

(g) to substitute (i) new Stock Options for previously granted Stock Options, which previously granted Stock Options have higher option exercise prices and/or contain other less favorable terms, and (ii) new awards of any other type for previously granted awards of the same type, which previously granted awards are upon less favorable terms.

(h) to make payments and distributions with respect to awards (i.e., to “settle” awards) through cash payments in an amount equal to the Repurchase Value.

      Notwithstanding anything contained herein to the contrary, the Committee shall not grant to any one Holder in any one calendar year awards for more than 500,000 shares in the aggregate.

      2.3.  Interpretation of Plan.

      (a)  Committee Authority. Subject to Section 11, below, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable to interpret the terms and provisions of the Plan and any award issued under the Plan (and to determine the form and substance of all Agreements relating thereto), and to otherwise supervise the administration of the Plan. Subject to Section 11, below, all decisions made by the Committee pursuant to the provisions of the Plan shall be made in the Committee’s sole discretion and shall be final and binding upon all persons, including the Company, its Subsidiaries and Holders.

      (b)  Incentive Stock Options. Anything in the Plan to the contrary notwithstanding, no term or provision of the Plan relating to Incentive Stock Options (including but not limited to Stock Reload Options or Stock Appreciation rights granted in conjunction with an Incentive Stock Option) or any Agreement providing for Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Holder(s) affected, to disqualify any Incentive Stock Option under such Section 422.

Section 3.  Stock Subject to Plan.

      3.1.  Number of Shares. The total number of shares of Common Stock reserved and available for issuance under the Plan shall be 5,000,000 shares; provided that this number of shares shall automatically increase on the January 1, in each of the calendar years 2002, 2003, 2004, 2005 and 2006 by an amount equal to 3% of the shares of Common Stock outstanding on December 31 of the immediately preceding calendar year, if the Plan is then in effect, but in no event shall any annual increase exceed 500,000 shares of Common Stock as reflected on the stock ledger of the Company. Shares of Common Stock under the Plan (“Shares”) may consist, in whole or in part, of authorized and unissued shares or treasury shares. If any shares of Common Stock that have been granted pursuant to a Stock Option cease to be subject to a Stock Option, or if any shares of Common Stock that are subject to any Stock Appreciation Right, Restricted Stock award, Deferred Stock award, Reload Stock Option or Other Stock-Based Award granted hereunder are forfeited or any such award otherwise terminates without a payment being made to the Holder in the form of Common Stock, such shares shall again be available for distribution in connection with future grants and awards under the Plan. If a Holder pays the exercise price of a Stock Option by surrendering any previously owned shares and/or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the withholding tax liability associated with the Stock Option exercise, then the number of shares available under the Plan shall be increased by the lesser of (i) the number of such surrendered shares and shares used to pay taxes; and (ii) the number of shares purchased under such Stock Option.

      3.2.  Adjustment Upon Changes in Capitalization, Etc. In the event of any merger, reorganization, consolidation, common stock dividend payable on shares of Common Stock, Common Stock split or reverse split, combination or exchange of shares of Common Stock, or other extraordinary or unusual event which results in a change in the shares of Common Stock of the Company as a whole, the Committee shall determine, in its sole discretion, whether such change equitably requires an adjustment in the terms of any award (including number of shares subject to the award and the exercise price) or the aggregate number of shares reserved for issuance under the Plan. Any such adjustments will be made by the Committee, whose determination will be final, binding and conclusive.

Section 4.  Eligibility.

      Awards may be made or granted to employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the Company or its Subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the Company. No Incentive Stock Option shall be granted to any person who is not an employee of the Company or a Subsidiary at the time of grant. Notwithstanding the foregoing, an award may be made or granted to a person in connection with his hiring or retention, or at any time on or after the date he reaches an agreement (oral or written) with the Company with respect to such hiring or retention, even though it may be prior to the date the person first performs services for the Company or its Subsidiaries; provided, however, that no portion of any such award shall vest prior to the date the person first performs such services.

Section 5.  Stock Options.

      5.1.  Grant and Exercise. Stock Options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Nonqualified Stock Options. Any Stock Option granted under the Plan shall contain such terms, not inconsistent with this Plan, or with respect to Incentive Stock Options, not inconsistent with the Plan and the Code, as the Committee may from time to time approve. The Committee shall have the authority to grant Incentive Stock Options or Non-Qualified Stock Options, or both types of Stock Options which may be granted alone or in addition to other awards granted under the Plan. To the extent that any Stock Option intended to qualify as an Incentive Stock Option does not so qualify, it shall constitute a separate Nonqualified Stock Option.

      5.2.  Terms and Conditions. Stock Options granted under the Plan shall be subject to the following terms and conditions:

(a) Option Term. The term of each Stock Option shall be fixed by the Committee; provided, however, that an Incentive Stock Option may be granted only within the ten-year period commencing from the Effective Date and may only be exercised within ten years of the date of grant (or five years in the case of an Incentive Stock Option granted to an optionee who, at the time of grant, owns Common Stock possessing more than 10% of the total combined voting power of all classes of voting stock of the Company (“10% Stockholder”).

(b) Exercise Price. The exercise price per share of Common Stock purchasable under a Stock Option shall be determined by the Committee at the time of grant and may not be less than 100% of the Fair Market Value on the trading day immediately preceding the date of grant (or, if greater, the par value of a share of Common Stock); provided, however, that (i) the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value on the trading day immediately preceding the date of grant; and (ii) if the Stock Option is granted in connection with the recipient’s hiring, retention, reaching an agreement (oral or written) with the Company with respect to such hiring or retention, promotion or similar event, the option exercise price may be not less than the Fair Market Value on the trading day immediately preceding the date on which the recipient is hired or retained, reached such agreement with respect to such hiring or retention, or is promoted (or similar event), if the grant of the Stock Option occurs not more than 120 days after the date of such hiring, retention, agreement, promotion or other event.

(c) Exercisability. Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee and as set forth in Section 10, below. If the Committee provides, in its discretion, that any Stock Option is exercisable only in installments, i.e., that it vests over time, the Committee may waive such installment exercise provisions at any time at or after the time of grant in whole or in part, based upon such factors as the Committee shall determine.

(d) Method of Exercise. Subject to whatever installment, exercise and waiting period provisions are applicable in a particular case, Stock Options may be exercised in whole or in part at any time during the term of the Option by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price, which shall be in cash or, if provided in the Agreement, either in shares of Common Stock (including Restricted Stock and other contingent awards under this Plan) or partly in cash and partly in such Common Stock, or such other means which the Committee determines are consistent with the Plan’s purpose and applicable law. Cash payments shall be made by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; provided, however, that the Company shall not be required to deliver certificates for shares of Common Stock with respect to which an Option is exercised until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof (except that, in the case of an exercise arrangement approved by the Committee and described in the last sentence of this paragraph, payment may be made as soon as practicable after the exercise). Payments in the form of Common Stock shall be valued at the Fair Market Value on the date prior to the date of exercise. Such payments shall be made by delivery of stock certificates in negotiable form that are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. Subject to the terms of the Agreement, the Committee may, in its sole discretion, at the request of the Holder, deliver upon the exercise of a Nonqualified Stock Option a combination of shares of Deferred Stock and Common Stock; provided, however, that, notwithstanding the provisions of Section 8 of the Plan, such Deferred Stock shall be fully vested and not subject to forfeiture. A Holder shall have none of the rights of a Stockholder with respect to the shares subject to the Option until such shares shall be transferred to the Holder upon the exercise of the Option. The Committee may permit a Holder to elect to pay the Exercise Price upon the exercise of a Stock Option by irrevocably authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

(e) Transferability. Except as may be set forth in the next sentence of this Section or in the Agreement, no Stock Option shall be transferable by the Holder other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Holder’s lifetime, only by the Holder (or, to the extent of legal incapacity or incompetency, the Holder’s guardian or legal representative). Notwithstanding the foregoing, a Holder, with the approval of the Committee, may transfer a Stock Option (i) (A) by gift, for no consideration, or (B) pursuant to a domestic relations order, in either case, to or for the benefit of the Holder’s “Immediate Family” (as defined below), or (ii) to an entity in which the Holder and/or members of Holder’s Immediate Family own more than fifty percent of the voting interest, in exchange for an interest in that entity, subject to such limits as the Committee may establish and the execution of such documents as the Committee may require, and the transferee shall remain subject to all the terms and conditions applicable to the Stock Option prior to such transfer. The term “Immediate Family” shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent beneficial interest, and a foundation in which these persons (or the Holder) control the management of the assets.

(f) Termination by Reason of Death. If a Holder’s employment by the Company or a Subsidiary terminates by reason of death, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Holder under the will of the Holder, for a period of one year (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(g) Termination by Reason of Disability. If a Holder’s employment by the Company or any Subsidiary terminates by reason of Disability, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of termination may thereafter be exercised by the Holder for a period of one year (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such termination of employment or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(h) Other Termination. Subject to the provisions of Section 13.3, below, and unless otherwise determined by the Committee and set forth in the Agreement, if such Holder’s employment or retention by, or association with, the Company or any Subsidiary terminates for any reason other than death or Disability, the Stock Option shall thereupon automatically terminate, except that if the Holder’s employment is terminated by the Company or a Subsidiary without cause or due to Normal Retirement, then the portion of such Stock Option that has vested on the date of termination of employment may be exercised for the lesser of three months after termination of employment or the balance of such Stock Option’s term.

(i) Additional Incentive Stock Option Limitation. In the case of an Incentive Stock Option, the aggregate Fair Market Value (on the date of grant of the Option) with respect to which Incentive Stock Options become exercisable for the first time by a Holder during any calendar year (under all such plans of the Company and its Parent and Subsidiaries) shall not exceed $100,000.

(j) Buyout and Settlement Provisions. The Committee may at any time, in its sole discretion, offer to repurchase a Stock Option previously granted, based upon such terms and conditions as the Committee shall establish and communicate to the Holder at the time that such offer is made.

      5.3.  Stock Reload Option. If a Holder tenders shares of Common Stock to pay the exercise price of a Stock Option (“Underlying Option”) and/or arranges to have a portion of the shares otherwise issuable upon exercise withheld to pay the applicable withholding taxes, then the Holder may receive, at the discretion of the Committee, a new Stock Reload Option to purchase that number of shares of Common Stock equal to the number of shares tendered to pay the exercise price and the withholding taxes (but only if such tendered shares were held by the Holder for at least six months). Stock Reload Options may be any type of option permitted under the Code and will be granted subject to such terms, conditions, restrictions and limitations as may be determined by the Committee from time to time. Such Stock Reload Option shall have an exercise price equal to the Fair Market Value as of the date of exercise of the Underlying Option. Unless the Committee determines otherwise, a Stock Reload Option may be exercised commencing one year after it is granted and shall expire on the date of expiration of the Underlying Option to which the Reload Option is related.

      5.4.  California Residents. With respect to Stock Options granted to Holders who are residents of California and are not officers, directors, or consultants:

(a) Stock Options will become exercisable at a rate of at least 20% per year over five (5) years from the date the Stock Option is granted, subject to reasonable conditions such as continued employment with the Company; and

(b) unless employment of the Holder is terminated for cause as defined by applicable law or the terms of the Plan, Stock Option Agreement or a contract of employment, the right to exercise a Stock Option in the event of termination of employment, to the extent that the Holder is otherwise entitled to exercise on the date employment, will be (A) at least six (6) months from the date of termination if termination was caused by death or disability, and (B) at least thirty (30) days from the date of termination if termination was caused by some reason other than death or disability.

      This Section 5.4 is intended to comply with Rule 260.190.41 (f) promulgated under the California Corporate Securities Law of 1968, and that if the rule is repealed, this Section 5.4 will be of no further effect.

Section 6.  Stock Appreciation Rights.

      6.1.  Grant and Exercise. The Committee may grant Stock Appreciation Rights to participants who have been or are being granted Stock Options under the Plan as a means of allowing such participants to exercise their Stock Options without the need to pay the exercise price in cash. In the case of a Nonqualified Stock Option, a Stock Appreciation Right may be granted either at or after the time of the grant of such Nonqualified Stock Option. In the case of an Incentive Stock Option, a Stock Appreciation Right may be granted only at the time of the grant of such Incentive Stock Option.

      6.2.  Terms and Conditions. Stock Appreciation Rights shall be subject to the following terms and conditions:

(a) Exercisability. Stock Appreciation Rights shall be exercisable as shall be determined by the Committee and set forth in the Agreement, subject to the limitations, if any, imposed by the Code with respect to related Incentive Stock Options.

(b) Termination. A Stock Appreciation Right shall terminate and shall no longer be exercisable upon the termination or exercise of the related Stock Option.

(c) Method of Exercise. Stock Appreciation Rights shall be exercisable upon such terms and conditions as shall be determined by the Committee and set forth in the Agreement and by surrendering the applicable portion of the related Stock Option. Upon such exercise and surrender, the Holder shall be entitled to receive a number of shares of Common Stock equal to the SAR Value divided by the Fair Market Value on the date the Stock Appreciation Right is exercised.

(d) Shares Affected Upon Plan. The granting of a Stock Appreciation Right shall not affect the number of shares of Common Stock available under for awards under the Plan. The number of shares available for awards under the Plan will, however, be reduced by the number of shares of Common Stock acquirable upon exercise of the Stock Option to which such Stock Appreciation Right relates.

Section 7.  Restricted Stock.

      7.1.  Grant. Shares of Restricted Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the eligible persons to whom, and the time or times at which, grants of Restricted Stock will be awarded, the number of shares to be awarded, the price (if any) to be paid by the Holder, the time or times within which such awards may be subject to forfeiture (“Restriction Period”), the vesting schedule and rights to acceleration thereof and all other terms and conditions of the awards.

      7.2.  Terms and Conditions. Each Restricted Stock award shall be subject to the following terms and conditions:

(a) Certificates. Restricted Stock, when issued, will be represented by a stock certificate or certificates registered in the name of the Holder to whom such Restricted Stock shall have been awarded. During the Restriction Period, certificates representing the Restricted Stock and any securities constituting Retained Distributions (as defined below) shall bear a legend to the effect that ownership of the Restricted Stock (and such Retained Distributions) and the enjoyment of all rights appurtenant thereto are subject to the restrictions, terms and conditions provided in the Plan and the Agreement. Such certificates shall be deposited by the Holder with the Company, together with stock powers or other instruments of assignment, each endorsed in blank, which will permit transfer to the Company of all or any portion of the Restricted Stock and any securities constituting Retained Distributions that shall be forfeited or that shall not become vested in accordance with the Plan and the Agreement.

(b) Rights of Holder. Restricted Stock shall constitute issued and outstanding shares of Common Stock for all corporate purposes. The Holder will have the right to vote such Restricted Stock, to receive and retain all regular cash dividends and other cash equivalent distributions as the Board may in its sole discretion designate, pay or distribute on such Restricted Stock and to exercise all other rights, powers and privileges of a holder of Common Stock with respect to such Restricted Stock, with the exceptions that (i) the Holder will not be entitled to delivery of the stock certificate or certificates representing such Restricted Stock until the Restriction Period shall have expired and unless all other vesting requirements with respect thereto shall have been fulfilled; (ii) the Company will retain custody of the stock certificate or certificates representing the Restricted Stock during the Restriction Period; (iii) other than regular cash dividends and other cash equivalent distributions as the Board may in its sole discretion designate, pay or distribute, the Company will retain custody of all distributions (“Retained Distributions”) made or declared with respect to the Restricted Stock (and such Retained Distributions will be subject to the same restrictions, terms and conditions as are applicable to the Restricted Stock) until such time, if ever, as the Restricted Stock with respect to which such Retained Distributions shall have been made, paid or declared shall have become vested and with respect to which the Restriction Period shall have expired; (iv) a breach of any of the restrictions, terms or conditions contained in this Plan or the Agreement or otherwise established by the Committee with respect to any Restricted Stock or Retained Distributions will cause a forfeiture of such Restricted Stock and any Retained Distributions with respect thereto.

(c) Vesting; Forfeiture. Upon the expiration of the Restriction Period with respect to each award of Restricted Stock and the satisfaction of any other applicable restrictions, terms and conditions (i) all or part of such Restricted Stock shall become vested in accordance with the terms of the Agreement, subject to Section 10, below, and (ii) any Retained Distributions with respect to such Restricted Stock shall become vested to the extent that the Restricted Stock related thereto shall have become vested, subject to Section 10, below. Any such Restricted Stock and Retained Distributions that do not vest shall be forfeited to the Company and the Holder shall not thereafter have any rights with respect to such Restricted Stock and Retained Distributions that shall have been so forfeited.

Section 8.  Deferred Stock.

      8.1.  Grant. Shares of Deferred Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the eligible persons to whom and the time or times at which grants of Deferred Stock will be awarded, the number of shares of Deferred Stock to be awarded to any person, the duration of the period (“Deferral Period”) during which, and the conditions under which, receipt of the shares will be deferred, and all the other terms and conditions of the awards.

      8.2.  Terms and Conditions. Each Deferred Stock award shall be subject to the following terms and conditions:

(a) Certificates. At the expiration of the Deferral Period (or the Additional Deferral Period referred to in Section 8.2 (d) below, where applicable), share certificates shall be issued and delivered to the Holder, or his legal representative, representing the number equal to the shares covered by the Deferred Stock award.

(b) Rights of Holder. A person entitled to receive Deferred Stock shall not have any rights of a Stockholder by virtue of such award until the expiration of the applicable Deferral Period and the issuance and delivery of the certificates representing such Common Stock. The shares of Common Stock issuable upon expiration of the Deferral Period shall not be deemed outstanding by the Company until the expiration of such Deferral Period and the issuance and delivery of such Common Stock to the Holder.

(c) Vesting; Forfeiture. Upon the expiration of the Deferral Period with respect to each award of Deferred Stock and the satisfaction of any other applicable restrictions, terms and conditions all or part of such Deferred Stock shall become vested in accordance with the terms of the Agreement, subject to Section 10, below. Any such Deferred Stock that does not vest shall be forfeited to the Company and the Holder shall not thereafter have any rights with respect to such Deferred Stock.

(d) Additional Deferral Period. A Holder may request to, and the Committee may at any time, defer the receipt of an award (or an installment of an award) for an additional specified period or until a specified event (“Additional Deferral Period”). Subject to any exceptions adopted by the Committee, such request must generally be made at least one year prior to expiration of the Deferral Period for such Deferred Stock award (or such installment).

Section 9.  Other Stock-Based Awards.

      Other Stock-Based Awards may be awarded, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, purchase rights, shares of Common Stock awarded which are not subject to any restrictions or conditions, convertible or exchangeable debentures, or other rights convertible into shares of Common Stock and awards valued by reference to the value of securities of or the performance of specified Subsidiaries. Other Stock-Based Awards may be awarded either alone or in addition to or in tandem with any other awards under this Plan or any other plan of the Company. Each other Stock-Based Award shall be subject to such terms and conditions as may be determined by the Committee.

Section 10.  Accelerated Vesting and Exercisability.

      10.1.  Non-Approved Transactions. If any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act of 1934, as amended (“Exchange Act”)), is or becomes the “beneficial owner” (as referred in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities in one or more transactions, and the Board does not authorize or otherwise approve such acquisition, then the vesting periods of any and all Stock Options and other awards granted and outstanding under the Plan shall be accelerated and all such Stock Options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/ or receive any and all Common Stock subject to such Stock Options and awards on the terms set forth in this Plan and the respective agreements respecting such Stock Options and awards.

      10.2.  Approved Transactions. The Committee may, in the event of an acquisition of substantially all of the Company’s assets or at least 50% of the combined voting power of the Company’s then outstanding securities in one or more transactions (including by way of merger or reorganization) which has been approved by the Company’s Board of Directors, (i) accelerate the vesting of any and all Stock Options and other awards granted and outstanding under the Plan, and (ii) require a Holder of any award granted under this Plan to relinquish such award to the Company upon the tender by the Company to Holder of cash in an amount equal to the Repurchase Value of such award.

Section 11.  Amendment and Termination.

      The Board may at any time, and from time to time, amend alter, suspend or discontinue any of the provisions of the Plan, but no amendment, alteration, suspension or discontinuance shall be made that would impair the rights of a Holder under any Agreement theretofore entered into hereunder, without the Holder’s consent.

Section 12.  Term of Plan.

      12.1.  Effective Date. The Plan shall be effective as of October 1, 2001, subject to the approval of the Plan by the Company’s stockholders within one year after the Effective Date. Any awards granted under the Plan prior to such approval shall be effective when made (unless otherwise specified by the Committee at the time of grant), but shall be conditioned upon, and subject to, such approval of the Plan by the Company’s stockholders and no awards shall vest or otherwise become free of restrictions prior to such approval.

      12.2.  Termination Date. Unless terminated by the Board, this Plan shall continue to remain effective until such time as no further awards may be granted and all awards granted under the Plan are no longer outstanding. Notwithstanding the foregoing, grants of Incentive Stock Options may be made only during the ten year period following the Effective Date.

Section 13.  General Provisions.

      13.1.  Written Agreements. Each award granted under the Plan shall be confirmed by, and shall be subject to the terms of, the Agreement executed by the Company and the Holder, or such other document as may be determined by the Committee. The Committee may terminate any award made under the Plan if the Agreement relating thereto is not executed and returned to the Company within 10 days after the Agreement has been delivered to the Holder for his or her execution.

      13.2.  Unfunded Status of Plan. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Holder by the Company, nothing contained herein shall give any such Holder any rights that are greater than those of a general creditor of the Company.

      13.3.  Employees.

      (a)  Engaging in Competition With the Company; Solicitation of Customers and Employees; Disclosure of Confidential Information. If a Holder’s employment with the Company or a Subsidiary is terminated for any reason whatsoever, and within 12 months after the date thereof such Holder either (i) accepts employment with any competitor of, or otherwise engages in competition with, the Company or any of its Subsidiaries, (ii) solicits any customers or employees of the Company or any of its Subsidiaries to do business with or render services to the Holder or any business with which the Holder becomes affiliated or to which the Holder renders services or (iii) discloses to anyone outside the Company or uses any confidential information or material of the Company or any of its Subsidiaries in violation of the Company’s policies or any agreement between the Holder and the Company or any of its Subsidiaries, the Committee, in its sole discretion, may require such Holder to return to the Company the economic value of any Shares that was realized or obtained by such Holder at any time during the period beginning on the date that is six months prior to the date such Holder’s employment with the Company is terminated. In such event, Holder agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Shares on the date of termination (or the sales price of such Shares if the Shares were sold during such six month period) and the price the Holder paid the Company for such Shares.

      (b)  Termination for Cause. The Committee may, if a Holder’s employment with the Company or a Subsidiary is terminated for cause, annul any award granted under this Plan to such employee and, in such event, the Committee, in its sole discretion, may require such Holder to return to the Company the economic value of any Shares that was realized or obtained by such Holder at any time during the period beginning on that date that is six months prior to the date such Holder’s employment with the Company is terminated. In such event, Holder agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Shares on the date of termination (or the sales price of such Shares if the Shares were sold during such six month period) and the price the Holder paid the Company for such Shares.

      (c)  No Right of Employment. Nothing contained in the Plan or in any award hereunder shall be deemed to confer upon any Holder who is an employee of the Company or any Subsidiary any right to continued employment with the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any Holder who is an employee at any time.

      13.4.  Investment Representations; Company Policy. The Committee may require each person acquiring shares of Common Stock pursuant to a Stock Option or other award under the Plan to represent to and agree with the Company in writing that the Holder is acquiring the shares for investment without a view to distribution thereof. Each person acquiring shares of Common Stock pursuant to a Stock Option or other award under the Plan shall be required to abide by all policies of the Company in effect at the time of such acquisition and thereafter with respect to the ownership and trading of the Company’s securities.

      13.5.  Additional Incentive Arrangements. Nothing contained in the Plan shall prevent the Board from adopting such other or additional incentive arrangements as it may deem desirable, including, but not limited to, the granting of Stock Options and the awarding of Common Stock and cash otherwise than under the Plan; and such arrangements may be either generally applicable or applicable only in specific cases.

      13.6.  Withholding Taxes. Not later than the date as of which an amount must first be included in the gross income of the Holder for Federal income tax purposes with respect to any Stock Option or other award under the Plan, the Holder shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. If permitted by the Committee, tax withholding or payment obligations may be settled with Common Stock, including Common Stock that is part of the award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditioned upon such payment or arrangements and the Company or the Holder’s employer (if not the Company) shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Holder from the Company or any Subsidiary.

      13.7.  Governing Law. The Plan and all awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Arizona (without regard to choice of law provisions); provided, however, that all matters relating to or involving corporate law shall be governed by the laws of the State of Arizona.

      13.8.  Other Benefit Plans. Any award granted under the Plan shall not be deemed compensation for purposes of computing benefits under any retirement plan of the Company or any Subsidiary and shall not affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation (unless required by specific reference in any such other plan to awards under this Plan).

      13.9.  Non-Transferability. Except as otherwise expressly provided in the Plan or the Agreement, no right or benefit under the Plan may be alienated, sold, assigned, hypothecated, pledged, exchanged, transferred, encumbranced or charged, and any attempt to alienate, sell, assign, hypothecate, pledge, exchange, transfer, encumber or charge the same shall be void.

      13.10.  Applicable Laws. The obligations of the Company with respect to all Stock Options and awards under the Plan shall be subject to (i) all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, the Securities Act of 1933 (the “Securities Act”), as amended, and (ii) the rules and regulations of any securities exchange on which the Common Stock may be listed.

      13.11.  Conflicts. If any of the terms or provisions of the Plan or an Agreement conflict with the requirements of Section 422 of the Code, then such terms or provisions shall be deemed inoperative to the extent they so conflict with such requirements. Additionally, if this Plan or any Agreement does not contain any provision required to be included herein under Section 422 of the Code, such provision shall be deemed to be incorporated herein and therein with the same force and effect as if such provision had been set out at length herein and therein. If any of the terms or provisions of any Agreement conflict with any terms or provisions of the Plan, then such terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of the Plan. Additionally, if any Agreement does not contain any provision required to be included therein under the Plan, such provision shall be deemed to be incorporated therein with the same force and effect as if such provision had been set out at length therein.

      13.12.  Non-Registered Stock. The shares of Common Stock to be distributed under this Plan have not been, as of the Effective Date, registered under the Securities Act of 1933, as amended, or any applicable state or foreign securities laws and the Company has no obligation to any Holder to register the Common Stock or to assist the Holder in obtaining an exemption from the various registration requirements, or to list the Common Stock on a national securities exchange or any other trading or quotation system, including the Nasdaq National Market and Nasdaq SmallCap Market.

Plan Amendments

Date Approved
Date Approved	by Stockholders,	Sections	Description of	Initials of Attorney
by Board	if necessary	Amended	Amendments	Effecting Amendment

Annex F

NZ CORPORATION

AUDIT COMMITTEE CHARTER

Organization

      There shall be a committee of the board of directors to be known as the audit committee. The audit committee shall be composed of directors who are independent of the management of the corporation and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as a committee member.

Statement of Policy

      The audit committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the corporation, and the quality and integrity of the financial reports of the corporation. In so doing, it is the responsibility of the audit committee to maintain free and open means of communication between the directors, the independent auditors, the internal auditors, and the financial management of the corporation.

Responsibilities

      In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

      In carrying out these responsibilities, the audit committee will:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its divisions and subsidiaries.

•	Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including and comments or recommendations of the independent auditors.

•	Review with the independent auditors, and the company’s financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose and payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

•	Review the internal audit function of the corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

•	Provide sufficient opportunity for the independent auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these

F-1

meetings are the independent auditor’s evaluation of the corporation’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•	Review accounting and financial human resources and succession planning within the company.

•	Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the board of directors.

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

      Comply with the appropriate rule and regulations of the American Stock Exchange and the United States Securities and Exchange Commission regarding audit committees, including rules and regulations regarding the standards of independence and financial literacy, as and when such rules and regulations become effective and as they may from time to time be amended.

F-2

Annex G

ARTICLES OF AMENDMENT AND MERGER

OF
LIPID SCIENCES, INC.
INTO
NZ CORPORATION

       These Articles of Amendment and Merger are delivered to the Arizona Corporation Commission for filing pursuant to Section 10-1105 of the Arizona Business Corporation Act by the undersigned corporations.

      FIRST: The names and states of incorporation of the merging corporations are as follows:

Name	State of Incorporation

NZ Corporation	Arizona

Lipid Sciences, Inc.	Delaware

      SECOND: The Plan of Merger (“the Plan”) of Lipid Sciences, Inc. into NZ Corporation is set forth in the attached Exhibit A.

      THIRD: Surviving Corporation. The name of the surviving corporation is NZ Corporation which will be changed by this merger to Lipid Sciences, Inc. The address of the known place of business of the surviving corporation is: 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

      FOURTH: Statutory Agent. The name and address of the initial statutory agent of the surviving corporation are: CT Corporation System, 3225 North Central Avenue, Phoenix, Arizona 85012.

      FIFTH: Outstanding Shares. The number of shares issued, outstanding and entitled to vote on the Plan, at the time of the approval by the respective shareholders, was:

NZ Corporation

Lipid Sciences, Inc.

      SIXTH: Amendments to Articles of Incorporation. Attached hereto as Exhibit B is the text of each amendment to the articles of incorporation of the corporation.

      SEVENTH: Approvals.                of the issued and outstanding shares of NZ Corporation were voted in favor of the Plan.                of the issued and outstanding shares of Lipid Sciences, Inc. were voted in favor of the Plan.

NZ CORPORATION,
an Arizona corporation

By

By

LIPID SCIENCES, INC.,
a Delaware corporation

By

By

Dated:                , 2001.

[Signature page to Articles of Merger of

Lipid Sciences, Inc. into NZ Corporation]

Exhibit “A”

PLAN OF MERGER

OF
LIPID SCIENCES, INC.
INTO
NZ CORPORATION

      By this Plan of Merger, NZ Corporation, an Arizona corporation (“NZ”), and Lipid Sciences, Inc., a Delaware corporation (“Lipid”), state, confirm and agree as follows:

      FIRST: Lipid shall merge with and into NZ, and the separate corporate existence of Lipid shall then cease. NZ shall be the surviving corporation in the merger, and its name shall be changed to Lipid Sciences, Inc.

      SECOND: NZ shall succeed to and possess all the properties, accounts, rights, privileges, powers, franchises and immunities of a public as well as a private nature, and be subject to all the debts, liabilities, obligations, restrictions, disabilities and duties, of Lipid all without further act, deed or other transfer.

      THIRD: All of the presently issued and outstanding common stock of Lipid shall, by virtue of the merger and without any action on the part of the holder thereof, be canceled and cease to exist. There are no classes of capital stock, other than common stock of Lipid authorized, issued or outstanding. NZ has two classes of capital stock authorized, common and preferred. Only shares of the common stock are issued and outstanding.

      FOURTH: The Articles of Incorporation, as amended, of NZ shall be the Articles of Incorporation of the corporation surviving the merger.

      FIFTH: The Bylaws of NZ shall be the Bylaws of the corporation surviving the merger.

      SIXTH: The directors and officers of Lipid shall be the directors and officers of the corporation surviving the merger and shall serve until successors are duly elected and qualified.

      SEVENTH: The officers of each corporation shall be authorized to do all acts and things necessary and proper to effect the merger.

      EIGHTH: The merger shall be effective upon the filing of the Articles of Amendment and Merger with the Arizona Corporation Commission and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

      NINTH: Anything to the contrary herein notwithstanding, this Plan of Merger may be terminated and the transactions provided for herein may be abandoned by the Board of Directors of NZ or Lipid in their sole discretion, but not later than the effective date of the merger described in Article EIGHTH.

      IN WITNESS WHEREOF, NZ and Lipid have caused this Plan of Merger to be executed by their respective duly authorized officers on this                day of             , 2001.

NZ CORPORATION,
an Arizona corporation

By

By

LIPID SCIENCES, INC.,
a Delaware corporation

By

By

Exhibit B

      1.  Article First of the Articles of Incorporation is amended it its entirety to read as follows:

“FIRST The name of the Corporation shall be Lipid Sciences, Inc.”

      2.  Article Third of the Articles of Incorporation is amended in its entirety to read as follows:

“THIRD The Corporation shall have the authority to issue a total of Eighty Five Million (85,000,000) shares of capital stock, consisting of:

1. Seventy Five Million (75,000,000) shares of common stock, no par value per share.

2. Ten Million (10,000,000) shares of preferred stock, no par value per share.”

      3.  The first sentence in Article Fourth is deleted in its entirety.

      4.  The following shall be added to the end of Article Fourth:

      “Notwithstanding the foregoing, so long as Sun NZ, L.L.C., an Arizona limited liability company (“Sun NZ”), beneficially owns 500,000 shares of common stock (as adjusted for stock splits, stock dividends, stock recombinations and similar events relating to the Corporation’s common stock) of the Corporation (or its successor), Sun NZ shall have the right to nominate two persons for election as directors of the Corporation (or its successor) if the entire board of directors consists of eight (8) or less persons, and if the board of directors consists of nine (9) or more persons, then Sun NZ shall have the right to nominate that number of persons representing one-third of the total number of directors serving on the Board of Directors of the Corporation. If the foregoing computation results in Sun NZ having the right to nominate a fractional number of persons for election as directors of the Corporation, the number of persons that Sun NZ shall be entitled to nominate shall be rounded down if the calculation results in a fraction of .50 or less, and rounded up if the calculation results in a fraction of .51 or more. Notwithstanding the foregoing, if Sun NZ owns less than 500,000 shares of common stock of the Corporation but 250,000 or more shares of common stock of the Corporation, adjusted as provided above, then Sun NZ will have the right to nominate one person for election as a director of the Corporation (or its successor). The Corporation will use its commercially reasonable efforts to take all such action to confirm the nomination and present the persons nominated by Sun NZ for election by the shareholders of the Corporation (or its successor) by means of a vote of the shareholders at a meeting called for that purpose or consent of the shareholders in any solicitation on behalf of the Corporation (or its successor) or of the then management of the Corporation (or its successor).”

P A R T II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

      The Registrant’s Articles of Incorporation provide that, to the fullest extent permitted by the Arizona Business Corporation Act (the “ABCA”), the Registrant’s directors and former directors will not be liable to the Registrant or its stockholders for money damages for any action taken or any failure to take any action as a director, provided however, that liability shall exist for the following:

•	the amount of a financial benefit received by a director to which the director is not entitled;

•	an intentional infliction of harm on the corporation or the stockholders;

•	a violation of Section 10-833 of the ABCA pertaining to the authorization of unlawful payments of dividends or other distributions of the corporation’s capital stock or unlawful purchases of its capital stock; and

•	an intentional violation of criminal law.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      In addition, the Registrant’s Articles of Incorporation and Bylaws provide that the Registrant will indemnify any and all of its existing and former directors and officers to the fullest extent permitted by the ABCA.

      Sections 10-852 and 10-856 of the ABCA require an Arizona corporation, unless limited by its articles of incorporation, to indemnify an officer or director who has prevailed, on the merits or otherwise, in defending any proceeding brought against the officer or director because such person is or was an officer or director of the corporation. The corporation must indemnify the officer or director for reasonable expenses, including attorneys’ fees and all other costs and expenses reasonably related to a proceeding. A “proceeding” includes any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

      Section 10-851 of the ABCA permits an Arizona corporation to indemnify an officer or director made a party to a proceeding because such person is or was an officer or director of the corporation. The corporation may indemnify the officer or director against liability incurred in the proceeding if all of the following conditions exist:

•	the officer or director’s conduct was in good faith;

•	the officer or director reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation, or, where the conduct was in an official corporate capacity, that the conduct was in the best interests of the corporation; and

•	in the case of criminal proceedings, the officer or director had no reasonable cause to believe that the conduct was unlawful.

Before discretionary indemnification under section 10-851 may be awarded to a director, the corporation must determine that it is permissible under the circumstances. This determination may be made either:

•	by majority vote of the directors not parties to the proceeding;

•	by special legal counsel selected by majority vote of the disinterested directors, or by majority vote of the board if there are no disinterested directors; or

•	by the shareholders (but shares owned by or voted under the control of directors who are parties to the proceeding are not to be voted).

      Section 10-854 of the ABCA permits a director of an Arizona corporation who is a party to a proceeding, unless the articles of incorporation provide otherwise, to apply to a court of competent jurisdiction for indemnification or for an advance of expenses. The court may order indemnification or an advance if it determines that indemnification is fair and reasonable, even if the director did not meet the prescribed standard of conduct described in section 10-851.

      The Registrant has a $10,000,000 director and officer liability policy. In addition, the Registrant has entered into indemnification agreements with certain of its directors, executive officers and employees, which provide for the indemnification of such persons by the Registrant against the risk of judgments, settlements and other expenses which may occur as a result of their service to the Registrant. The provisions of these indemnification agreements are consistent with, and are subject to change upon amendment of, Arizona law as described above.

Item 21.  Exhibits and Financial Statement Schedules

      (a)  Exhibits

Exhibit
Number	Description

2.1(1)	Agreement and Plan of Merger, dated as of July 9, 2001, by and between NZ Corporation and Lipid Sciences, Inc.
2.2(6)	Stock Purchase Agreement, dated as of July 9, 2001, by and between Sun NZ, L.L.C. and Lipid Sciences, Inc.
3.1(4)	Amended and Restated Articles of Incorporation of NZ Corporation (formerly known as New Mexico and Arizona Land Company)
3.2(5)	Amended and Restated Bylaws of NZ Corporation
4.1	Form of Common Stock Certificate of NZ Corporation†
5.1(7)	Form of Opinion of Bryan Cave LLP
8.1(8)	Form of Opinion of Graubard Miller regarding certain tax matters†
10.1(2)	Lipid Sciences, Inc. 2001 Performance Equity Plan
10.2*	Intellectual Property License Agreement between Lipid Sciences, Inc. and Aruba International Pty. Ltd. dated December 30, 1999†
10.3*	Development Agreement between SRI International and Lipid Sciences, Inc., dated October 6, 2000†
10.4*	Amendment No. One to Development Agreement between SRI International and Lipid Sciences, Inc., dated as of March 8, 2001†
10.5	Amendment No. Two to Development Agreement between SRI International and Lipid Sciences, Inc., dated as of March 28, 2001†
10.6*	Amendment No. Three to Development Agreement between SRI International and Lipid Sciences, Inc., dated as of May 12, 2001†
10.7	MDB Capital Group LLC Engagement Letter with Lipid Sciences, Inc., dated June 29, 2001†
10.8	Warrant and Shareholders Rights Agreement issued by Lipid Sciences, Inc. to SRI International under the Development Agreement dated March 8, 2001†
10.9	Employment Agreement between Lipid Sciences, Inc. and Phil Radlick, dated June 1, 2000††
10.10	Employment Agreement between Lipid Sciences, Inc. and Dale L. Richardson, dated July 26, 2000††
10.11	Employment Agreement between Lipid Sciences, Inc. and Bob Chin, dated August 1, 2000††
10.12	Employment Agreement between Lipid Sciences, Inc. and Jo-Ann B. Maltais, Ph.D, dated August 25, 2000††

Exhibit
Number	Description

10.13	Employment Agreement between Lipid Sciences, Inc. and Susan Capello, dated December 3, 2000††
10.14	Employment Agreement between Lipid Sciences, Inc. and Barry Michaels, dated April 2, 2001††
10.15	Employment Agreement between Lipid Sciences, Inc. and Marc Bellotti, dated July 2, 2001††
10.16(7)	Employment Agreement between Lipid Sciences, Inc. and Jan Johansson, dated July 18, 2001
10.17	Nonqualified Stock Option Agreement between Lipid Sciences, Inc. and Gary S. Roubin, dated May 25, 2000†
10.18	Lipid Sciences, Inc. 2000 Stock Option Plan, as amended†
10.19(7)	Form of Lipid Sciences, Inc. Incentive Stock Option Agreement
10.20	Form of Lipid Sciences, Inc. Non-Qualified Stock Option Agreement for Employees†
10.21	Form of Lipid Sciences, Inc. Non-Qualified Stock Option Agreement for Outside Directors and Consultants†
10.22	Form of Lipid Non-Qualified Stock Option Agreement Outside the Plan†
10.23	Form of Employee Confidential Information and Inventions Agreement entered into by all Employees of Lipid Sciences, Inc.††
10.24(7)	Consulting Agreement between Lipid Sciences, Inc. Aruba International PTY, Ltd. and Bill E. Cham, Ph.D.
15.1	Opinion of Deloitte & Touche LLP regarding consolidated financial statement schedules†
21.1(3)	Subsidiaries of the Registrant
21.2	Subsidiaries of Lipid Sciences, Inc.†
23.1(7)	Consent of Bryan Cave LLP (included in Exhibit 5.1)
23.2(8)	Consent of Deloitte & Touche LLP††
23.3(8)	Consent of Ernst & Young LLP††
23.4	Consent of Houlihan Lokey Howard and Zukin Financial Advisors, Inc.†
24.1	Power of Attorney (included on signature pages of this Registration Statement)†
99.1	Form of NZ Corporation Proxy Card†
99.2	Form of Lipid Sciences, Inc. Proxy Card†

*	Confidential Treatment applied for

(1)	Included at Annex A to the joint proxy statement/prospectus contained in this Registration Statement on Form S-4

(2)	Included at Annex E to the joint proxy statement/prospectus contained in this Registration Statement on Form S-4

(3)	Incorporated by reference to the Registrant’s Report on Form 10-K for the fiscal year ended December 31, 1999

(4)	Incorporated by reference to the Registrant’s Report on 10K for the fiscal year ended December 31, 2000

(5)	Incorporated by reference to the Registrant’s Report on Form 10-Q for the quarter ended March 31, 2001

(6)	Incorporated by reference to the Registrant’s Current Report on Form 8-K/A filed August 10, 2001

(7)	To be filed by amendment

(8)	Amended since initial filing

†	Previously filed with this Registration Statement

††	Filed herewith

      (b)  Financial Statement Schedules

NZ CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Three Years Ended December 31, 2000

		Additions

	Balance at	Charged to	Charged to		Balance at
	Beginning of	costs and	other		end of
Description	period	expenses	account	Deductions	period

	(In thousands)
Year ended December 31, 1998

Allowances on properties held for sale	$(3,480)	—	—	$—	$(3,480)
Year ended December 31, 1999

Allowances on properties held for sale	(3,480)	(500)	—	80	(3,900)
Year ended December 31, 2000

Allowances on properties held for sale	(3,900)	—	—	3,400	(500)

NZ CORPORATION AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2000

				Cost
				Capitalized
				Subsequent	Gross Amount at
				to	Which Carried at
	Initial Cost to Company			Acquisition	Close of Period(1)

			Buildings &			Buildings &
	Encum-		Improve-	Improve-		Improve-
	brances	Land	ments	ments	Land	ments	Total(a)(2)

	(in thousands)

Unimproved Properties

AZ & NM	$—	$880	$—	$476	$1,356	$—	$1,356

Properties Under Development

AZ & NM	—	1,788	—	166	1,954	—	1,954

Sedona, AZ	—	8,003	—	4,208	12,211	—	12,211

Rental Properties
Commercial Bldgs.

Tempe, AZ	689	462	714	152	462	866	1,328

Tempe, AZ	4,893	1,087	1,737	3,520	1,087	5,257	6,344

Phoenix, AZ	1,898	770	1,964	—	770	1,964	2,734

Gilbert, AZ	4,342	1,181	4,240	392	1,181	4,632	5,813

Chandler, AZ	3,355	878	4,281	54	878	4,335	5,213

Hotel, Phoenix, AZ	—	1,023	2,292	2,436	1,023	4,728	5,751

	$15,177	$16,072	$15,228	$11,404	$20,922	$21,782	$42,704

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accum-
	ulated
	Depreci-	Date
	ation(b)(4)	Acquired

	(in thousands)

Unimproved Properties

AZ & NM	$—	Various

Properties Under Development

AZ & NM	—	1992-1995

Sedona, AZ	—	1995-1997

Rental Properties
Commercial Bldgs.

Tempe, AZ	504	1986

Tempe, AZ	545	1997

Phoenix, AZ	93	1999

Gilbert, AZ	211	1999

Chandler, AZ	163	1999

Hotel, Phoenix, AZ	234	1998

	$1,750

(1)	Tax basis: $30,891,000.

(2)	A valuation allowance in the amount of $500,000 was recorded in prior years against property under development located in Sedona, Arizona. The allowance reflects the Company’s estimated realizable value upon ultimate disposition of the property. Additionally, a hotel located in Phoenix, Arizona was written down by $200,000 in prior years. The write-down was the amount by which the Company estimated the carrying amount of the asset exceeded the fair value.

(3)	Certain properties are owned by partnerships of which the Company has a 75% ownership.

(4)	Life on which depreciation in the latest income statements is computed: 5 to 35 years.

      (a)  Note to Schedule III — Real Estate and Accumulated Depreciation

	Years ended December 31,

	2000	1999	1998

	(in thousands)

Balance at beginning of year	$49,558	$49,485	$53,899

Additions during year:

Acquisitions through foreclosure	—	4,709	1,023

Other acquisitions	260	4,229	123

Improvements	3,045	12,729	5,176

Deductions during year:

Cost of real estate sold	(10,159)	(21,594)	(10,736)

Balance at close of year	$42,704	$49,558	$49,485

      (b)  Note to Schedule III — Real Estate and Accumulate Depreciation

	Years ended December 31,

	2000	1999	1998

	(in thousands)

Balance of accumulated depreciation at beginning of year	$1,322	$3,844	$4,761

Additions during year:

Current year’s depreciation	615	480	544

Deductions during year:

Real estate sold	(187)	(3,002)	(1,461)

Balance at close of year	$1,750	$1,322	$3,844

NZ CORPORATION AND SUBSIDIARIES

SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE

December 31, 2000

						Principal
						Amount of
						Loans
					Carrying	Subject to
		Final		Face	Amount of	Delinquent
		Maturity	Periodic	Amount of	Mortgages	Principal or
Description	Interest Rate	Date	Payment Terms	Mortgages	(3)(a)	Interest

	(In thousands)

Mortgages on:

Unimproved Land Sales:

Arizona (predominately 40-acre parcel sales)	10%-12%	2000-2015		$6,216	$6,216	$538

Colorado	10%	2003	Quarterly(5)	1,000	1,000

Residential Land under Development — Arizona	8%-12.5%	2001-2002	Variable(2)(4)	1,324	1,324

Commercial Land under Development:

Arizona	10%-13%	2000-2004	Variable(2)	1,755	1,755

Arizona	12%	2001	Monthly(2)	1,998	1,998

California	12.5%	2001	Monthly(1)(2)	1,297	1,297

Mixed Land Use Unimproved — Arizona	12%-13.5%	2001	Variable(1)(2)	1,634	1,634

Operating Properties:

Arizona	11.5%-12.5%	2000-2001	Monthly(1)(2)	1,948	1,948

Tucson, Arizona	11.5%	2001	Monthly(2)	1,224	1,224

New Mexico	11%	2001	Monthly(2)	289	289	289

Operating Agriculture — California	12%	2001	Monthly(2)	1,940	1,940

Commercial Land Unimproved:

Arizona	12.75%	2001	Monthly(1)(2)	1,214	1,214

Arizona	13%	2000	Monthly(2)	1,461	1,461	1,461

Residential Land Unimproved:

Arizona	12.75%	2001	Quarterly(2)	4,899	4,899

Arizona	12%-12.875%	2001-2002	Monthly(2)	1,456	1,456

Arizona	13.5%	2001	Monthly(2)	1,831	1,831

California	13%	2001	Monthly(2)	413	413

California	12%	2001	Monthly(2)	4,426	4,426

New Mexico	12.5%	2001	Monthly(2)	1,275	1,275
Allowance for bad debts					(655)

				$37,600	$36,945	$2,288

(1)	The Company’s participant in these loans has a preferential right to repayment of principal.

(2)	Level payments of interest

(3)	Tax basis is $28,949,000

(4)	Level payments of principal and interest.

(5)	Level payments of principal plus interest on the unpaid balance.

      (a)  Note to Schedule IV — Mortgage Loans on Real Estate

	Years ended December 31,

	2000	1999	1998

	(In thousands)

Balance at beginning of period	$29,567	$21,757	$15,287

Additions during period:

New mortgage loans	24,956	30,335	18,793

Valuation allowance change	(100)	(280)	—

Deduction during period:

Collections of principal	(17,278)	(22,031)	(12,186)

Forfeitures on installment contracts	(200)	(214)	(137)

Balance at close of year	$36,945	$29,567	$21,757

Item 22.  Undertakings

      (a)  The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement:

provided however, that paragraphs (a)(l)(i) and (a)(l)(ii) of this section do not apply if this registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)  The undersigned Registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d)  The undersigned Registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e)  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

      (f)  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on September 24, 2001.

NZ CORPORATION

By:	/s/ R. RANDY STOLWORTHY

_______________________________________ R. Randy Stolworthy
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. RANDY STOLWORTHY R. Randy Stolworthy	President, Chief Executive Officer and Director (principal executive officer)	September 24, 2001

/s/ JEROME L. JOSEPH Jerome L. Joseph	Treasurer, Secretary and Controller (principal financial and accounting officer)	September 24, 2001

* Stephen E. Renneckar	Director	September 24, 2001

* Robert R. Hensler, Jr.	Director	September 24, 2001

* Arnold L. Putterman	Director	September 24, 2001

*By: R. Randy Stolworthy

EXHIBIT INDEX

Exhibit
Number		Description

2.1	(1)	Agreement and Plan of Merger, dated as of July 9, 2001, by and between NZ Corporation and Lipid Sciences, Inc.
2.2	(6)	Stock Purchase Agreement, dated as of July 9, 2001, by and between Sun NZ, L.L.C. and Lipid Sciences, Inc.
3.1	(4)	Amended and Restated Articles of Incorporation of NZ Corporation (formerly known as New Mexico and Arizona Land Company)
3.2	(5)	Amended and Restated Bylaws of NZ Corporation
4.1		Form of Common Stock Certificate of NZ Corporation†
5.1	(7)	Form of Opinion of Bryan Cave LLP
8.1	(8)	Form of Opinion of Graubard Miller regarding certain tax matters†
10.1	(2)	Lipid Sciences, Inc. 2001 Performance Equity Plan
10.2*		Intellectual Property License Agreement between Lipid Sciences, Inc. and Aruba International Pty. Ltd. dated December 30, 1999†
10.3*		Development Agreement between SRI International and Lipid Sciences, Inc., dated October 6, 2000†
10.4*		Amendment No. One to Development Agreement between SRI International and Lipid Sciences, Inc., dated as of March 8, 2001†
10.5		Amendment No. Two to Development Agreement between SRI International and Lipid Sciences, Inc., dated as of March 28, 2001†
10.6*		Amendment No. Three to Development Agreement between SRI International and Lipid Sciences, Inc., dated as of May 12, 2001†
10.7		MDB Capital Group LLC Engagement Letter with Lipid Sciences, Inc., dated June 29, 2001†
10.8		Warrant and Shareholders Rights Agreement issued by Lipid Sciences, Inc. to SRI International under the Development Agreement dated March 8, 2001†
10.9		Employment Agreement between Lipid Sciences, Inc. and Phil Radlick, dated June 1, 2000††
10.10		Employment Agreement between Lipid Sciences, Inc. and Dale L. Richardson, dated July 26, 2000††
10.11		Employment Agreement between Lipid Sciences, Inc. and Bob Chin, dated August 1, 2000††
10.12		Employment Agreement between Lipid Sciences, Inc. and Jo-Ann B. Maltais, Ph.D, dated August 25, 2000††
10.13		Employment Agreement between Lipid Sciences, Inc. and Susan Capello, dated December 3, 2000††
10.14		Employment Agreement between Lipid Sciences, Inc. and Barry Michaels, dated April 2, 2001††
10.15		Employment Agreement between Lipid Sciences, Inc. and Marc Bellotti, dated July 2, 2001††
10.16	(7)	Employment Agreement between Lipid Sciences, Inc. and Jan Johansson, dated July 18, 2001
10.17		Nonqualified Stock Option Agreement between Lipid Sciences, Inc. and Gary S. Roubin, dated May 25, 2000†
10.18		Lipid Sciences, Inc. 2000 Stock Option Plan, as amended†
10.19	(7)	Form of Lipid Sciences, Inc. Incentive Stock Option Agreement
10.20		Form of Lipid Sciences, Inc. Non-Qualified Stock Option Agreement for Employees†
10.21		Form of Lipid Sciences, Inc. Non-Qualified Stock Option Agreement for Outside Directors and Consultants†
10.22		Form of Lipid Non-Qualified Stock Option Agreement Outside the Plan†
10.23		Form of Employee Confidential Information and Inventions Agreement entered into by all Employees of Lipid Sciences, Inc.††
10.24	(7)	Consulting Agreement between Lipid Sciences, Inc. Aruba International PTY, Ltd. and Bill E. Cham, Ph.D.
15.1		Opinion of Deloitte & Touche LLP regarding consolidated financial statement schedules†

Exhibit
Number		Description

21.1	(3)	Subsidiaries of the Registrant
21.2		Subsidiaries of Lipid Sciences, Inc.†
23.1	(7)	Consent of Bryan Cave LLP (included in Exhibit 5.1)
23.2	(8)	Consent of Deloitte & Touche LLP††
23.3	(8)	Consent of Ernst & Young LLP††
23.4		Consent of Houlihan Lokey Howard and Zukin Financial Advisors, Inc.†
24.1		Power of Attorney (included on signature pages of this Registration Statement)†
99.1		Form of NZ Corporation Proxy Card†
99.2		Form of Lipid Sciences, Inc. Proxy Card†

*	Confidential Treatment applied for

(1)	Included at Annex A to the joint proxy statement/prospectus contained in this Registration Statement on Form S-4

(2)	Included at Annex E to the joint proxy statement/prospectus contained in this Registration Statement on Form S-4

(3)	Incorporated by reference to the Registrant’s Report on Form 10-K for the fiscal year ended December 31, 1999

(4)	Incorporated by reference to the Registrant’s Report on 10K for the fiscal year ended December 31, 2000

(5)	Incorporated by reference to the Registrant’s Report on Form 10-Q for the quarter ended March 31, 2001

(6)	Incorporated by reference to the Registrant’s Current Report on Form 8-K/A filed August 10, 2001

(7)	To be filed by amendment

(8)	Amended since initial filing

†	Previously filed with this Registration Statement

††	Filed herewith